As filed with the Securities and Exchange Commission on April 8, 2016

Registration No. 333-206519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

MEDEQUITIES REALTY TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

3100 West End Avenue, Suite 1000

Nashville, TN 37203

(615) 627-4710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John W. McRoberts

Chief Executive Officer and Chairman of the Board of Directors

MedEquities Realty Trust, Inc.

3100 West End Avenue, Suite 1000

Nashville, TN 37203

(615) 627-4710

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David P. Slotkin, Esq. Morrison & Foerster LLP 2000 Pennsylvania Avenue, NW, Suite 6000 Washington, D.C. 20006 (202) 887-1500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED APRIL 8, 2016

PROSPECTUS

                     Shares

MEDEQUITIES REALTY TRUST, INC.

Common Stock

MedEquities Realty Trust, Inc., a Maryland corporation, is a self-managed and self-administered company that invests in a diversified mix of healthcare facilities and healthcare-related real estate debt investments. We have elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2014.

This prospectus relates to the offer and sale from time to time of up to                      shares of our common stock by the selling stockholders identified in this prospectus or in supplements to this prospectus. See “Selling Stockholders.” This prospectus does not necessarily mean that the selling stockholders will offer or sell those shares. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are filing the registration statement pursuant to contractual obligations that exist with the selling stockholders.

We are not offering for sale any of the shares of our common stock included in this prospectus. We will not receive any of the proceeds from sales of shares common stock by the selling stockholders, but we have agreed to pay expenses relating to registering the shares.

Prior to the date of this prospectus, there was not a public market for our common stock. Because all of the shares offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.

Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, or the NYSE, under the symbol “MRT.”

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code of 1986, as amended, among other purposes, our charter prohibits, with certain exceptions, ownership by any person of more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, the outstanding shares of any class or series of our preferred stock or the aggregate outstanding shares of all classes and series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 28 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2016.

You should rely only on the information contained in this prospectus or information to which we have referred you. No dealer, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by us and referred to in this prospectus. If anyone provides you with different information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or as of another date specified herein, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

We use market data and industry forecasts and projections throughout this prospectus, including data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there can be no assurance that any of the forecasts or projections will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently investigated or verified this information. The market data and industry forecasts and projections that we have included in this prospectus have not been expertized and are, therefore, solely our responsibility. As a result, the third parties that prepared the market data and industry forecasts and projections do not and will not have any liability or responsibility whatsoever for any market data and industry forecasts and projections that are contained in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus.

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GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms used in this prospectus:

“Acute” refers to a disease or condition with a rapid onset and short course.

“ACH” means acute care hospital. These facilities are general medical and surgical hospitals that provide both inpatient and outpatient medical services and are owned and/or operated either by a non-profit or for-profit hospital or hospital system. These facilities often act as feeder hospitals to dedicated specialty facilities.

“ADA” means the Americans with Disabilities Act of 1990, as amended.

“Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.

“ALF” means assisted living facility. These facilities are residential care facilities that provide housing, meals, personal care and supportive services to older persons and disabled adults who are unable to live independently. They are intended to be a less costly alternative to more restrictive, institutional settings for individuals who do not require 24-hour nursing supervision.

“CMS” means the Centers for Medicare and Medicaid Services, which administers Medicare, Medicaid and the State Children’s Health Insurance Program.

“EMTALA” means the Emergency Medical Treatment and Labor Act, as amended.

“gross purchase price” means the contractual purchase price paid or to be paid by us for the applicable property, as well as any other amounts expended by us at or near the time of acquisition that will generate a return under the lease for the applicable property. Gross purchase price excludes all transaction costs incurred by us to acquire the applicable property, some of which may be capitalized in accordance with generally accepted accounting principles in the United States.

“HHS” means the U.S. Department of Health and Human Services.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“HITECH Act” means the Health Information Technology for Economic and Clinical Health Act.

“IRF” means inpatient rehabilitation facility. These facilities provide inpatient rehabilitation services for patients recovering from injuries, organ transplants, amputations, cardiovascular surgery, strokes, and complex neurological, orthopedic and other medical conditions following stabilization of their acute medical issues.

“LTACH” means long-term acute care hospital. These facilities are designed for patients with serious medical problems that require intense, special treatment for an extended period of time (typically at least 25 days), offer more individualized and resource-intensive care than a skilled nursing facility, nursing home or acute rehabilitation facility, and patients are typically transferred to a long-term acute care hospital from the intensive care unit of a traditional hospital.

“MOB” means medical office building. These are single-tenant or multi-tenant buildings where doctors, physician practice groups, hospitals, hospital systems or other healthcare providers lease space and are typically located near or adjacent to acute care hospitals or other facilities where healthcare services are rendered. Medical office buildings can include outpatient surgical centers, diagnostic labs, physical therapy providers and physician office space in a single building.

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“Post-acute” refers to the period of time following acute care, in which the patient continues to require elevated levels of medical treatment.

“SNF” means skilled nursing facility. These facilities usually house elderly patients and provide restorative, rehabilitative and nursing care for patients not requiring more extensive and sophisticated treatment that may be available at acute care hospitals or long-term acute care hospitals. They are distinct from and offer a much higher level of care for older adults compared to senior housing facilities. Patients typically enter skilled nursing facilities after hospitalization.

“Sub-acute” refers to a disease or condition of less severity or duration than acute diseases or conditions.

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PROSPECTUS SUMMARY

The following summary highlights some of the information contained elsewhere in this prospectus. It is not complete and does not contain all of the information you should consider before making an investment decision. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information included in this prospectus. In this prospectus, unless the context suggests otherwise, references to “MedEquities,” “the Company,” “we,” “us” and “our” refer to MedEquities Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including MedEquities Realty Operating Partnership, LP, a Delaware limited partnership, or our operating partnership, of which MedEquities OP GP, LLC, or the general partner, a wholly owned subsidiary of our company, is the sole general partner.

Our Company

We are a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. We have elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2014. As of the date of this prospectus, our portfolio is comprised of 24 healthcare facilities that contain a total of 2,345 licensed beds, provide aggregate annualized base rent of approximately $46.3 million and have a weighted-average remaining lease term of 15.4 years. Our properties, which we acquired for an initial aggregate gross purchase price of $498.9 million, are located in Texas, California, Nevada and South Carolina and include 17 skilled nursing facilities, two acute care hospitals, two long-term acute care hospitals, one assisted living facility, one inpatient rehabilitation facility and one medical office building. In addition, we have a $10.0 million healthcare-related debt investment that provides annual interest payments of approximately $0.9 million. See “Our Business—Our Portfolio.”

Our strategy is to become an integral capital partner with high-quality, facility-based providers of healthcare services, primarily through net-leased real estate investments, and to continue to diversify over time based on our facility types, tenants and geographic locations. We invest primarily in real estate across the acute and post-acute spectrum of care, where our management team has extensive experience and relationships. We believe acute and post-acute healthcare facilities have the potential to provide higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise and insight necessary to own, finance and operate these properties, which are factors that tend to limit competition among owners, operators and finance companies. We target healthcare providers or operators that provide higher acuity services, are experienced, growth-minded and that we believe have shown an ability to successfully navigate a changing healthcare landscape. We believe that by investing in facilities that span the acute and post-acute spectrum of care, we will be able to adapt to, and capitalize on, changes in the healthcare industry and support, grow and develop long-term relationships with providers that serve the highest number of patients at the highest-yielding end of the healthcare real estate market. We expect to invest primarily in the following types of healthcare properties: acute care hospitals, short stay surgical and specialty hospitals (such as those focusing on orthopedic, heart, and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support these services, such as medical office buildings. Over the long-term, we expect our portfolio to be balanced equally between acute and post-acute facilities, although the balance may fluctuate from time to time due to the impact of individual transactions.

We intend to continue to capitalize on what we expect will be a need for significantly higher levels of capital investment in new and updated healthcare properties resulting from an aging U.S. population, increasing access to traditional healthcare services enabled by the Affordable Care Act, increasing regulatory oversight, rapidly changing technology and continuing focus on reducing healthcare costs. We believe these factors present opportunities for us to provide flexible capital solutions to healthcare providers as they seek the capital required to modernize their facilities, operate more efficiently and improve patient care.

While our preferred form of investment is fee ownership of a facility with a long-term triple-net lease with the healthcare provider or operator, we also may provide debt financing to healthcare providers, typically in the form of mortgage or mezzanine loans. In addition, we may provide capital to finance the development of healthcare properties, which we may use as a pathway to the ultimate acquisition of pre-leased properties by including purchase options or rights of first offer in the loan agreements. We intend to conduct our operations so that neither we nor any of our subsidiaries will meet the definition of investment company under the Investment Company Act of 1940, as amended, or the 1940 Act. Therefore, neither we nor any of our subsidiaries will be required to register as an investment company under the 1940 Act.

Our Management Team

Our management team has extensive experience in acquiring, owning, developing, financing, operating, leasing and disposing of many types of healthcare properties and portfolios, as well as acquiring, owning, financing, operating and selling healthcare operating companies. Our management team is led by John W. McRoberts, our chief executive officer and chairman of our board of directors, William C. Harlan, our president and chief operating officer and a member of our board of directors, and Jeffery C. Walraven, our chief financial officer. Each of Messrs. McRoberts and Harlan has over 30 years of experience investing in healthcare real estate and operating companies, having completed over 170 acquisitions of healthcare-related facilities through various investment vehicles. Mr. Walraven has 23 years of experience, including 22 years of public accounting experience, serving many public REIT clients since 1999, most recently as an assurance managing partner of the Memphis, Tennessee office of BDO USA, LLP where his primary responsibilities included providing core and peripheral assurance services and business operational and tax consulting services, including with respect to numerous public and private REIT offerings.

Our Portfolio

As of the date of this prospectus, our portfolio is comprised of 24 healthcare facilities that contain a total of 2,345 licensed beds, provide aggregate annualized base rent of approximately $46.3 million and have a weighted-average remaining lease term of 15.4 years. Our properties, which we acquired for an initial aggregate gross purchase price of $498.9 million, are located in Texas, California, Nevada and South Carolina and include 17 skilled nursing facilities, two acute care hospitals, two long-term acute care hospitals, one assisted living facility, one inpatient rehabilitation facility and one medical office building. In addition, we have a $10.0 million healthcare-related debt investment that provides annual interest payments of approximately $0.9 million. We own 100% of all of our properties, other than Lakeway Regional Medical Center, or Lakeway Hospital, in which we own a 51% interest through a consolidated partnership, or the Lakeway Partnership, with a neurosurgical physicians group. Our single-tenant properties are leased to five operators with experienced management teams, with no single tenant/guarantor representing more than 27% of our annualized base rent.

Overall payor mix for the single-tenant operating properties in our portfolio, excluding Lakeway Hospital, was composed of approximately 42% Medicare, 27% Medicaid, 20% commercial payors and 11% other payors for the year ended December 31, 2014 and approximately 39% Medicare, 27% Medicaid, 24% commercial payors and 10% other payors for the year ended December 31, 2015.

Healthcare Facilities—Facility Type

The following table contains information regarding the healthcare facilities in our portfolio as of the date of this prospectus (dollars in thousands).

Facility Type	Number of Buildings	Gross Purchase Price		% of Total Gross Purchase Price	% Leased	Annualized Base Rent(1)		Percent of Total Annualized Base Rent
Skilled Nursing Facilities/Assisted Living Facility(2)(3)	18	$276,000	(2)(3)	55.3%	100.0%	$23,865	(2)(3)	51.4%
Acute Care Hospitals(4)	2	110,370		22.2	100.0	12,505	(4)	27.0
Long-Term Acute Care Hospitals	2	78,010		15.6	100.0	6,861		14.8
Inpatient Rehabilitation Facility	1	19,399		3.9	100.0	1,697		3.7
Medical Office Building	1	15,128		3.0	83.1	1,414		3.1

Total	24	$498,907		100.0%	99.0%	$46,342		100.0%

(1)	Annualized base rent does not represent historical rental amounts. Rather, annualized base rent represents the actual aggregate base rent for in-place leases for the month ended December 31, 2015, multiplied by 12, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For additional information on the expiration of these leases, see “Our Business—Lease Expirations.”
(2)	Includes one assisted living facility that we acquired as part of our acquisition of a portfolio from Life Generations Healthcare, LLC, or Life Generations. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”
(3)	Includes Kearny Mesa, a skilled nursing facility that we acquired on October 1, 2015 for $15.0 million, plus an earn-out of up to $10.0 million that may be paid to Life Generations in the second quarters of 2016 and 2017 based on the earnings before interest, taxes, depreciation, amortization, rent and management fees, or EBITDARM, of Kearny Mesa for 2015 and 2016, respectively. The base rent will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 and the amount provided to Life Generations for renovations and improvements. The gross purchase price and annualized base rent do not reflect the $10.0 million earn-out or up to $2.0 million that we have agreed to provide to Life Generations for renovations and improvements at the property. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”
(4)	Includes Lakeway Hospital, in which we own a 51% interest through the Lakeway Partnership. The annualized base rent for Lakeway Hospital as presented in this table and throughout this prospectus represents the incremental adjusted funds from operations, or AFFO, that we expect this investment to contribute to us based on our proportionate share of the approximately $12.8 million of stabilized annual rent payable to the Lakeway Partnership under the lease and the interest we receive under the $73.0 million intercompany mortgage loan that we made to the Lakeway Partnership. The Lakeway Partnership contributed approximately $5.6 million of incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based on the stabilized monthly rent of $1.1 million. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties—Lakeway Hospital.”

Debt Investment

The following table contains information regarding the mortgage loan in our portfolio as of the date of this prospectus (dollars in thousands).

Loan	Borrower	Principal Amount	Term	Initial Interest Rate	First Lien Mortgage	Guarantors

Vibra Mortgage Loan	Vibra Healthcare, LLC and Vibra Healthcare II, LLC	$10,000	5/20 years(1)	9.00%	Vibra Hospital of Western Massachusetts	Vibra Healthcare Real Estate Company II, LLC and Vibra Hospital of Western Massachusetts, LLC

(1)	Following the initial interest-only five-year term, this loan, which we refer to as the Vibra Mortgage Loan, will automatically convert to a 15-year amortizing loan requiring payments of principal and interest unless prepaid. The Vibra Mortgage Loan may be prepaid during the initial five-year term only if Vibra Healthcare, LLC or Vibra Healthcare II, LLC, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $25.0 million in value.

Recent Acquisitions

Our recent notable acquisitions include the following:

•	Texas SNF Portfolio. On July 30, 2015, we acquired nine skilled nursing facilities located throughout Texas for an aggregate gross purchase price of $133.4 million, and on October 2, 2015, we acquired one skilled nursing facility, Graham Oaks Care Center, or Graham Oaks, for a gross purchase price of $11.6 million, which we refer to collectively as the Texas SNF Portfolio. The Texas SNF Portfolio contains an aggregate of approximately 339,733 square feet. The $145.0 million aggregate gross purchase price includes $12.0 million of refundable contingent consideration, $3.0 million of which will become fully earned and non-forfeitable on January 1 of each year through 2019, subject to the tenants’ compliance with certain financial covenants under the master lease agreement and other provisions in the purchase and sale agreement on such dates. If any of the refundable contingent consideration has not been earned as of January 1, 2019, GruenePointe Holdings, LLC, or GruenePointe, will have until January 1, 2020 to achieve compliance with all of the applicable financial covenants and earn such remaining refundable contingent consideration. If GruenePointe has not achieved such compliance by January 1, 2020, GruenePointe must repay to us any refundable contingent consideration that has not been earned, together with interest from the closing date of our acquisition to January 1, 2020, at a rate of 3.0% per annum. As of the date of this prospectus, none of the $12.0 million of refundable contingent consideration had been earned.

Concurrently with the closing of the acquisitions, we leased 100% of the Texas SNF Portfolio to wholly owned subsidiaries of GruenePointe, pursuant to a 15-year triple-net master lease agreement that is guaranteed by GruenePointe and certain members of GruenePointe. The aggregate annual base rent under the master lease is approximately $12.3 million, or 8.5% of the $145.0 million aggregate gross purchase price. The annual base rent will increase each year by 2.0% of the prior year’s base rent. The annual base rent will not be adjusted down in the event that GruenePointe is required to repay any portion of the refundable contingent consideration described above. In addition to the base rent, commencing in the second year of the lease, the master lease will provide for additional rent equal to 20% of the amount by which the aggregate gross patient care revenues (i.e., gross revenues less supplemental management fees) of four facilities (Songbird Lodge, Graham Oaks, River City Care Center and Kerens Care Center) exceed the aggregate gross patient care revenues of such facilities in the first year of the lease, until the aggregate rent under the master lease for these four facilities equals 10.0% of the gross purchase price allocated to these facilities, subject to increases pursuant to the annual rent escalator. For additional information regarding GruenePointe, see the financial statements of GruenePointe and related notes thereto included elsewhere in this prospectus.

An affiliate of OnPointe Health, which is one of the owners of GruenePointe, manages the operations of the facilities in the Texas SNF Portfolio. OnPointe Health is a privately owned operator of post-acute facilities and, as of December 31, 2015, operated six skilled nursing facilities, two assisted living facilities and a home health company. OnPointe Health’s senior management team has extensive experience owning, operating, managing and developing skilled nursing facilities, primarily located in Texas, New Mexico and Louisiana. Based on information provided to us by OnPointe Health, OnPointe Health recognized combined net revenues of $51.8 million for the year ended December 31, 2014 and $73.3 million for the year ended December 31, 2015.

•	Life Generations Portfolio. On March 31, 2015, we acquired four skilled nursing facilities and one assisted living facility from Life Generations for an aggregate purchase price of $80.0 million, and on October 1, 2015, we acquired an additional skilled nursing facility, Kearny Mesa, for $15.0 million, plus an earn-out of up to $10.0 million that may be paid to Life Generations in the second quarters of 2016 and 2017 based on the achievement of certain performance thresholds relating to the EBITDARM of Kearny Mesa for 2015 and 2016, respectively. We refer to these six skilled nursing facilities collectively as the Life Generations Portfolio. All six facilities are located in southern California. Concurrently with the closing of the acquisitions, we leased 100% of the Life Generations Portfolio to wholly owned subsidiaries of Life Generations, pursuant to a 15-year triple-net master lease agreement that is guaranteed by Life Generations. The annual base rent under the lease is approximately $8.3 million, or 8.75% of the $95.0 million initial aggregate gross purchase price. The base rent under the master lease agreement will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively. The portion of the earn-out expected to be paid in 2016 is approximately $1.9 million. As part of the master lease agreement, we have agreed to provide up to $2.0 million for certain renovations and improvements (all subject to our pre-approval) to be made by Life Generations at or with respect to Kearny Mesa. All requests for funds under this arrangement must be made by October 1, 2016 and no advances have been made to date. Annual base rent will be increased by 8.75% of any advances made under this arrangement.

Life Generations is a privately owned owner-operator of long-term care facilities that began operations in 1998 and has approximately 3,100 employees. As of December 31, 2015, Life Generations operated 17 skilled nursing facilities and one assisted living facility in California, with an aggregate of approximately 2,000 beds, and a therapy company that provides physical, occupational and speech therapy to residents in Life Generations’ facilities. Based on information provided to us by Life Generations, Life Generations recognized net revenues of approximately $238.6 million for the year ended December 31, 2015.

•	Lakeway Hospital. On February 3, 2015, we acquired Lakeway Hospital through a negotiated, non-judicial foreclosure and payment of an additional $25.0 million in cash consideration, for a total investment of $75.0 million. Lakeway Hospital, which opened in April 2012, is a 270,512 square-foot acute care hospital located in Lakeway, Texas, a suburb of Austin, that provides services in emergency medicine, family practice, cardiology, cardiothoracic surgery, radiation, oncology, general surgery, gastroenterology, women’s health, infusion therapy, diagnostic and therapeutic radiology, respiratory, physical therapy and sports medicine, occupational therapy, speech-language pathology and pain management. We initially acquired a note receivable for $50.0 million on December 29, 2014, which had an outstanding principal balance of approximately $163.9 million and was secured by a first mortgage lien on Lakeway Hospital. The operator of the facility defaulted on debt service payments under the note in 2013, and the U.S. Department of Housing and Urban Development, or HUD, held an auction in December 2014 through which we acquired the note.

We own the facility through the Lakeway Partnership, which, based on a total equity cash contribution of $2.0 million, is owned 51% by us and 49% by an entity that is owned indirectly by physicians who have relocated their practices to Lakeway Hospital and a non-physician investor. Our equity contribution to the Lakeway Partnership was $1.0 million, and our transfer of the original $50.0 million note and $23.0 million of cash to the Lakeway Partnership is structured as an intercompany $73.0 million loan, or the Lakeway Intercompany Mortgage Loan, to the Lakeway Partnership that is secured by a first mortgage lien on Lakeway Hospital. The Lakeway Intercompany Mortgage Loan has a ten-year term and requires payments of principal and interest at a rate of 8.0% per annum based on a 25-year amortization schedule. The interest rate on the Lakeway Intercompany Mortgage Loan will reset after five years based upon then-current market rates. The Lakeway Intercompany Mortgage Loan, the related interest income to us and the related interest expense to the Lakeway Partnership are eliminated in our consolidated financial statements.

We lease Lakeway Hospital to Lakeway Regional Medical Center, LLC, or the Lakeway Operator, pursuant to a non-cancelable 25-year triple-net lease and we receive our proportionate share of rent paid to the Lakeway Partnership under the lease. The stabilized annualized base rent payable to the Lakeway Partnership under the lease is approximately $12.8 million, or approximately 17.0% of the Lakeway Partnership’s total investment in the facility of $75.0 million. However, the monthly rent was approximately $0.5 million for the second and third quarters of 2015 and increased to approximately $1.1 million for the fourth quarter of 2015, which represents the stabilized monthly rent under the lease. On March 17, 2016, the lease was amended to extend the repayment of the aggregate $3.4 million rent deferral (representing the difference between the reduced monthly rent of $0.5 million for the first six months of the lease and the stabilized monthly rent of $1.1 million), which was originally scheduled to be repaid in six equal monthly installments over the first six months of 2016. Under the amended lease, the Lakeway Operator will repay the deferred rent in 12 equal monthly installments beginning in July 2016, in addition to the stabilized monthly rent, but can pre-pay the entire deferred amount at any time without penalty. The deferred rent will bear interest at a rate of 10.0% per annum from the time each payment would have been due under the original lease. Beginning in the third year of the lease term, the annual base rent will increase each year by 3.0% of the prior year’s base rent. Based on the interest received under the Lakeway Intercompany Mortgage Loan and our proportionate share of the annual rent, the Lakeway Partnership contributed approximately $5.6 million in incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based upon the stabilized monthly rent of $1.1 million.

Our underwriting for Lakeway Hospital was based on an expected improvement in the operating results of the Lakeway Operator due to the recruitment of a neurosurgical physicians group to Lakeway Hospital, which commenced operations at the hospital in April 2015, replacement of the executive management team and restructuring of the Lakeway Operator’s ownership structure. The Lakeway Operator’s current EBITDAR is not sufficient to cover the stabilized monthly rent of approximately $1.1 million. However, operating results continue to improve. Based on information provided to us by the Lakeway Operator, net patient revenues, admissions, patient days and surgeries performed at the Lakeway Hospital increased by approximately 46%, 45%, 35% and 73%, respectively, during the fourth quarter of 2015 as compared to the fourth quarter of 2014. We believe the operating results of Lakeway Hospital should continue to improve as additional specialist physicians complete their transition to Lakeway Hospital and as the Lakeway Operator’s new executive management team continues to improve the business processes at the hospital and to implement new or expanded patient service lines, such as plastic surgery, cardiology, orthopedics and other specialties. Lakeway Hospital received its Primary Stroke certification in December 2015, which is expected to enhance further the scope of services provided at the hospital and improve operating results.

The lease for Lakeway Hospital was structured with the expectation of such improved results. Under the amended lease, the Lakeway Operator is required to maintain an annualized quarterly minimum rent coverage ratio (ratio of EBITDAR to rent) under the lease of at least 1.0x, beginning with the fourth quarter of 2016. The minimum rent coverage ratio increases to 1.25x, 1.75x and 2.25x at the beginning of each successive fourth quarter, respectively.

•	Mountain’s Edge Hospital. On March 31, 2015, we acquired Mountain’s Edge Hospital, a newly developed 72,140 square-foot acute care hospital located in Las Vegas, Nevada, that began admitting patients in early July 2015. Our aggregate gross purchase price for the facility was $35.4 million, which includes a tenant allowance of $6.0 million that we paid to the tenant for certain furnishings, fixtures and equipment installed at the facility. On April 1, 2015, we leased 100% of Mountain’s Edge Hospital to a wholly owned subsidiary of Fundamental Healthcare pursuant to a 15-year triple-net lease, which is guaranteed by THI of Baltimore, Inc., or THI of Baltimore, another wholly owned subsidiary of Fundamental Healthcare. The annual base rent under the lease is approximately $3.1 million, or 8.75% of the aggregate gross purchase price, including the $6.0 million tenant allowance, with annual escalators of 1.5% beginning in the sixth year of the lease term.

Fundamental Healthcare is a privately owned owner-operator of healthcare facilities and operates 77 healthcare facilities in nine states, including skilled nursing facilities, long-term acute care hospitals and rehabilitation centers, largely concentrated in Texas, Nevada, Missouri and South Carolina. Subsidiaries of Fundamental Healthcare’s wholly owned subsidiary, THI of Baltimore, operate 67 skilled nursing facilities, three long-term acute care hospitals and two acute care hospitals, and based on information provided to us by Fundamental Healthcare, recognized consolidated net revenues of approximately $527.1 million for the year ended December 31, 2015.

•	Vibra Rehabilitation Hospital of Amarillo. On October 1, 2015, we acquired Vibra Rehabilitation Hospital of Amarillo, an inpatient rehabilitation hospital located in Amarillo, Texas with 44 hospital beds, for approximately $19.4 million. We previously entered into a loan and security agreement with the seller to provide it with an $18.0 million mortgage loan that was secured by Vibra Rehabilitation Hospital of Amarillo, or the Amarillo Mortgage Loan. The $18.0 million principal balance of the Amarillo Mortgage Loan was applied towards the $19.4 million purchase price, resulting in an additional cash expenditure of approximately $1.4 million to acquire the property.

Upon the closing of the acquisition, we leased 100% of Vibra Rehabilitation Hospital of Amarillo to the existing tenant, a wholly owned subsidiary of Vibra Healthcare, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a 15-year term, with three five-year extension options and is guaranteed by Vibra Healthcare and Vibra Healthcare II, LLC. The annual base rent under the lease is approximately $1.7 million, or 8.75% of the $19.4 million purchase price, payable monthly. Beginning in the second year of the initial lease term, the annual base rent will increase each year by 3.0% of the prior year’s rent.

Vibra Healthcare is a privately owned, nationwide owner-operator of freestanding long-term acute care hospitals and inpatient rehabilitation facilities, headquartered in Mechanicsburg, Pennsylvania. Vibra Healthcare operates more than 50 long-term acute care hospitals, inpatient rehabilitation facilities and outpatient physical therapy centers, and based on information provided to us by Vibra Healthcare, recognized consolidated net revenues, less doubtful accounts, of approximately $779.3 million for the year ended December 31, 2015.

For additional details regarding the healthcare facilities in our portfolio, see “Our Business—Description of Properties and Investments in Our Portfolio.”

Our Tenants

The following table contains information regarding the tenants in our portfolio as of the date of this prospectus (dollars in thousands).

Tenant	Weighted Average Remaining Lease Term	Total Leased GLA	Percent of Total Leased GLA	Annualized Base Rent(1)		Percent of Total Annualized Base Rent
GruenePointe	14.3	339,733	29.9%	$12,325		26.6%
Lakeway Operator	23.8	270,512	23.8	9,410	(2)	20.3
Life Generations	14.0	181,149	15.9	8,313	(3)	17.9
Fundamental Healthcare	12.5	211,280	18.6	8,032		17.3
Vibra Healthcare	13.9	77,925	6.9	6,848		14.8
MOB Tenants	1.8	56,251	4.9	1,414		3.1

Total / Weighted Average	15.4	1,136,850	100.0%	$46,342		100.0%

(1)	Annualized base rent does not represent historical rental amounts. Rather, annualized base rent represents the actual aggregate base rent for in-place leases for the month ended December 31, 2015, multiplied by 12, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments.
(2)	We own a 51% interest in Lakeway Hospital through the Lakeway Partnership. The annualized base rent for Lakeway Hospital as presented in this table and throughout this prospectus represents the incremental AFFO that we expect this investment to contribute to us based on our proportionate share of the approximately $12.8 million of stabilized annual rent payable to the Lakeway Partnership under the lease and the interest we receive under the Lakeway Intercompany Mortgage Loan. The Lakeway Partnership contributed approximately $5.6 million of incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based on the stabilized monthly rent of $1.1 million. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties—Lakeway Hospital.”
(3)	Annualized base rent for Life Generations does not reflect the $10.0 million earn-out that we may pay Life Generations in the second quarters of 2016 and 2017 based on the 2015 and 2016 EBITDARM of Kearny Mesa or up to $2.0 million that we have agreed to provide to Life Generations for renovations and improvements at the property. The base rent will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 and the amount provided to Life Generations for renovations and improvements. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”

Properties

The following table contains information regarding the individual healthcare facilities in our portfolio as of the date of this prospectus (dollars in thousands).

Property	Major Tenant(s)(1)	Location	Property Type	% Leased	Gross Purchase Price		Annualized Base Rent(2)		Lease Expiration(s)	GLA/ Square Feet
Texas SNF Portfolio (10 properties)	GruenePointe	Texas	SNF	100.0%	$145,000		$12,325		July 2030	339,733

Lakeway Hospital(3)	Lakeway Operator	Lakeway, TX	ACH	100.0	75,000		9,410	(3)	February 2040	270,512

Life Generations Portfolio(4) (6 properties)	Life Generations	CA	SNF/ALF	100.0	95,000	(4)	8,313	(4)	March 2030	181,149

Kentfield Rehab & Specialty Hospital	Vibra Healthcare	Kentfield, CA	LTACH	100.0	58,000	(5)	5,151	(5)	December 2029	40,091

Mountain’s Edge Hospital	Fundamental Healthcare	Las Vegas, NV	ACH	100.0	35,370	(6)	3,095	(6)	March 2030	72,140

Magnolia Place of Spartanburg	Fundamental Healthcare	Spartanburg, SC	SNF	100.0	20,000		1,827		July 2026	50,397

Horizon Specialty Hospital of Henderson	Fundamental Healthcare	Las Vegas, NV	LTACH	100.0	20,010		1,710	(7)	July 2029	37,209

Vibra Rehabilitation Hospital of Amarillo	Vibra Healthcare	Amarillo, TX	IRF	100.0	19,399		1,697		September 2030	37,834

Mira Vista	Fundamental Healthcare	Fort Worth, TX	SNF	100.0	16,000		1,400		February 2027	51,534

North Brownsville Medical Plaza(8)	VBOA ASC Partners and Pain & Anesthesia Associates	Brownsville, TX	MOB	83.1	15,128		1,414	(9)	December 2017 and February 2018	67,682

Total				99.0%	$498,907		$46,342			1,148,281

(1)	For properties other than Lakeway Hospital and North Brownsville Medical Plaza, the tenant listed is the parent guarantor. With respect to Fundamental Healthcare, the guarantor is THI of Baltimore, a wholly owned subsidiary of Fundamental Healthcare. For additional information, see “Our Business—Description of Properties and Investments in Our Portfolio.”
(2)	Annualized base rent does not represent historical rental amounts. Rather, annualized base rent represents the actual aggregate base rent for in-place leases for the month ended December 31, 2015, multiplied by 12, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For additional information on the expiration of these leases, see “Our Business—Lease Expirations.”
(3)

We own a 51% interest in Lakeway Hospital through the Lakeway Partnership. The annualized base rent for Lakeway Hospital as presented in this table and throughout this prospectus represents the incremental AFFO that we expect this investment to contribute to us based on our proportionate share of the approximately $12.8 million of stabilized annual rent payable to the Lakeway Partnership under the lease and the interest we receive under the Lakeway Intercompany Mortgage Loan. The Lakeway Partnership contributed approximately $5.6 million of incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based on the stabilized monthly rent of $1.1 million. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties—Lakeway Hospital.”

(4)	The Life Generations Portfolio is comprised of five skilled nursing facilities and one assisted living facility, of which four are located in San Diego County and two are located in San Bernardino County. The gross purchase price excludes approximately $1.7 million of transaction costs, which are capitalized under generally accepted accounting principles in the United States, and also excludes an earn-out of up to $10.0 million that may be paid to Life Generations in the second quarters of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively, and up to $2.0 million that we have agreed to provide to Life Generations for renovations and improvements at the property. The base rent will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 and the amount provided to Life Generations for renovations and improvements. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”
(5)	The gross purchase price includes $7.0 million that we paid to the seller/tenant to fund renovations.
(6)	The gross purchase price includes a tenant allowance of $6.0 million that we paid to the tenant for certain furnishings, fixtures and equipment installed at the facility. The annual base rent under the lease is approximately $3.1 million, or 8.75% of the aggregate gross purchase price, including the $6.0 million tenant allowance. Contractual rent for the first six months of the lease accrues from the commencement of the lease on April 1, 2015, but payment is deferred until April 2016, at which time the amounts are payable in monthly installments over the next 12 months in addition to the contractual rent then due. Interest accrues on the deferred rent at a rate of 8.75% per annum. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties—Mountain’s Edge Hospital.”
(7)	Excludes $1.3 million in a lease incentive that we have granted to the tenant under the terms of the lease.
(8)	This property is subject to a ground lease that expires in 2081, with two ten-year extension options, and provides for annual base rent of approximately $0.2 million in 2015. For additional information, see “Our Business—Description of Properties and Investments in Our Portfolio—Properties—North Brownsville Medical Plaza.”
(9)	Annualized base rent excludes certain property operating expenses that are reimbursable by the tenants, which are included as rental income. For the year ended December 31, 2015, the property operating expenses reimbursed by tenants were approximately $0.8 million.

Property under Contract

On February 1, 2016, we entered into an agreement with an affiliate of GruenePointe to acquire, upon completion, a facility located in Dallas, Texas that is currently under development, for a gross purchase price not to exceed approximately $28.0 million, plus an earn-out that we may pay to GruenePointe based on the facility’s EBITDAR during the three years following the closing date of the acquisition. The facility, which is being developed by GruenePointe, is expected to be comprised of an 80-bed skilled nursing facility and 29-bed assisted living facility and is expected to be completed and operational in the third quarter of 2017. Upon closing of the acquisition, we will lease the facility to an affiliate of GruenePointe pursuant to a long-term triple-net lease. The closing of this acquisition is subject to, among other things, GruenePointe’s successful completion of the facility and our ability to obtain equity or debt financing for the acquisition in such amounts and on such terms as are satisfactory to us, in our sole discretion. There can be no assurance that we will ultimately complete the acquisition on the terms currently anticipated, or at all.

Acquisitions under Evaluation

We have identified and are in various stages of reviewing in excess of $         million of additional potential acquisitions of healthcare properties, which amount is estimated in each case based on our preliminary discussions with the sellers and/or our internal assessment of the values of the properties. Of these acquisitions under evaluation, we have entered into non-binding letters of intent for the acquisition of an aggregate of $         million of healthcare facilities. We expect these potential acquisitions to provide yields consistent with our current portfolio. We have engaged in preliminary discussions with the owners, commenced the process of conducting diligence on certain of these properties and/or submitted or entered into non-binding indications of interest or term sheets to the owners of these properties, which are the basis for our purchase price estimates. However, we have not entered into binding commitments with respect to any of the properties under evaluation, and the pricing and terms of such transactions are subject to negotiation and ongoing due diligence and, therefore, we do not believe any of these transactions are probable as of the date of this prospectus. Facilitating any acquisition under evaluation into a binding commitment with the seller is influenced by many factors including, but not limited to, the existence of other competitive bids, the satisfactory completion of all due diligence items by both parties and regulatory or lender approval, if required. The impact of these factors on the timing of any acquisition can vary based on the nature and size of each transaction. Once a binding commitment is reached with a seller, in the form of an executed purchase and sale agreement, closing on the transaction is generally expected to occur within 30 to 60 days subject to the completion of routine property due diligence that is customary in real estate transactions. Accordingly, there can be no assurance that we will enter into definitive agreements to acquire or ultimately complete the acquisition of any healthcare property under evaluation on the terms currently anticipated, or at all, and cannot predict the timing of any potential acquisitions if any are completed.

Market Opportunity

CMS and the U.S. Office of the Actuary estimate that healthcare expenditures and/or services comprised 17.4% of U.S. gross domestic product, or GDP, in 2013 and has risen from just 5.0% of GDP in 1960. According to the latest National Health Expenditures report by CMS, healthcare spending is projected to reach 18.4% of GDP by 2020. Similarly, overall healthcare expenditures have risen sharply from $1.4 trillion in 2000 to $2.8 trillion in 2012. CMS projects national healthcare expenditures to grow at a relatively stable rate of approximately 5.7% per year to reach $4.3 trillion by 2020.

National Healthcare Expenditures

(2004-2020)

Source: HHS, CMS

We believe that there are several fundamental drivers behind the expected sustained growth in demand for healthcare services, including:

•	Aging and growing U.S. population: Between 2013 and 2050, the U.S. population over 65 years of age is projected to more than double from about 43 million to nearly 90 million people, according to the U.S. Census Bureau. Furthermore various factors, including advances in healthcare treatments, are resulting in longer life expectancies. According to the Centers for Disease Control and Prevention, from 1950 to 2009, the average life expectancy at birth in the U.S. increased from 68.2 years to 78.5 years. By 2050, the average life expectancy at birth is projected to increase to 83.8 years, according to the U.S. Census Bureau.

•	Disproportionate spending across older Americans: The chart below highlights the distribution of median healthcare expenditures by age. According to HHS, those age 65 and over spend more per person on healthcare than all other age categories combined. We believe that healthcare expenditures for the U.S. population over 65 years of age will continue to rise as a disproportionate share of healthcare dollars is spent on older Americans due to increasing requirements for treatment and management of chronic and acute health ailments.

U.S. Population Age 65 and Over	Median Healthcare Spending per Person by Age Group

Source: U.S. Census Bureau, the Statistical Abstract of the United States	Source: Department of Health and Human Services Agency for Healthcare Research and Quality, Medial Expenditure Panel Survey, 2012

•	Healthcare is less impacted by macroeconomic conditions: Demand for healthcare and healthcare properties is based primarily on demographics and healthcare needs rather than macroeconomic conditions. This is evidenced by the steady growth of both healthcare related expenditures and healthcare employment through the 2008-2009 recession. For example, during 2008 and 2009 virtually all industries experienced widespread job losses while the healthcare industry continued to create jobs. During 2008 and 2009, a total of 317,000 and 234,000 new healthcare-related jobs, respectively, were created, corresponding to employment gains of 2.4% and 1.7%, according to the Bureau of Labor Statistics. By comparison, total non-farm employment declined by 2.6% and 3.8% in 2008 and 2009, respectively.

•	Affordable Care Act increases market size: The Affordable Care Act requires that every American have health insurance beginning in 2014 or be subject to a penalty. We expect millions of additional Americans to gain access to health insurance and participate in healthcare services that were once difficult to access. To that end, according to the Congressional Budget Office, implementation of the Affordable Care Act is expected to result in 24 million additional insured Americans by the end of 2017.

We believe that delivery of healthcare is shifting toward greater use of specialized facilities and is becoming less reliant on traditional “one-stop” acute care hospitals, and that the evolving regulatory environment has led to increased focus on reducing healthcare costs while improving patient outcomes. We further believe that specialized acute and post-acute care facilities, which are less costly to build, maintain and operate compared to traditional hospitals, will be an increasingly important factor in lowering healthcare delivery costs while improving patient quality of care particularly with the trend of operators operating across the acute and post-acute spectrum of care. As a result, we believe the market is experiencing rising demand for newer, more convenient, technologically advanced and efficient healthcare properties, which is driving existing and newly formed medical service providers to modernize their facilities by renovating existing properties and building new facilities. Additionally, in order to operate profitably within a managed care environment, medical service providers are aggressively trying to increase patient populations, while maintaining lower overhead costs, through consolidation with other operators and by building new facilities that are more attractive to patients and their families, have greater operating efficiencies, and are increasingly being located in areas of population and patient growth.

While we believe that an increasing proportion of providers prefer to outsource their ownership and management of real estate to third-parties, the ownership of healthcare properties remains highly fragmented. According to the study “Slicing, Dicing and Scoping the Size of the U.S. Commercial Real Estate Market” (a study conducted by Andrew C. Florance, Norm G. Miller, Jay Spivey, and Ruijue Peng who were affiliated with the CoStar Group, Inc. and the University of San Diego), the size of the healthcare real estate market was approximately $1.3 trillion as of 2010. As of December 31, 2014, public REITs owned only approximately $14.3 billion of healthcare real estate assets. The high fragmentation that characterizes the market also creates significant investment opportunities for experienced investors like us to grow their businesses by acquiring institutional-quality healthcare facilities.

Competitive Strengths

We believe that the following competitive strengths will support the accretive growth of our business and the continued execution of our business plan:

•	Experienced Management Team with Successful Track Record. Our management team has a proven track record of successfully investing in and managing a portfolio of healthcare properties, including executing on the acquisition of our current portfolio since July 2014. In 1993, Messrs. McRoberts and Harlan founded Capstone Capital Corporation, or Capstone, completed a successful initial public offering of Capstone in 1994 and led the merger of Capstone with Healthcare Realty Trust Incorporated in 1998. In 2001, Mr. McRoberts invested in, and subsequently became president and chief executive officer of, MeadowBrook Healthcare, Inc., a private company that purchased and operationally restructured four under-performing rehabilitation hospitals.

•	Access to Attractive Off-Market and Target-Marketed Acquisition and Investment Opportunities through Industry Relationships. As healthcare industry veterans, Messrs. McRoberts and Harlan have long-standing relationships with owners, operators and developers of healthcare properties, who we believe value their industry knowledge and commitment to working in a cooperative and supportive manner. In addition, Messrs. McRoberts and Harlan have extensive relationships with private equity groups, attorneys, contractors and commercial bankers who invest in or otherwise support healthcare services operators. Messrs. McRoberts and Harlan were previously employed by Carter Validus Advisors, LLC, the advisory company to Carter Validus Mission Critical REIT, from October 2010 to April 2012, where they served as the President and Head of Healthcare, respectively, and continued to serve following 2012 as consultants, and where, as leaders of the senior management team, they were involved in sourcing and structuring off-market acquisitions and options to acquire and mezzanine financings on seven healthcare properties involving over $350 million in investment activity. Since our formation, each of the properties that we have acquired was sourced through the existing relationships of our management team, and going forward, we believe these relationships will provide us with off-market acquisition and investment opportunities, as well as target-marketed opportunities that are strategically presented to a limited number of capital providers. We believe such off-market and target-marketed transactions may not be available to many of our competitors and provide us with the opportunity to purchase assets outside the competitive bidding process.

•

Experience-Driven Investment Underwriting Process. We believe our management team’s depth of experience in healthcare real estate, operations and finance, including underwriting debt and equity investments in healthcare properties, provides us with unique perspective in underwriting potential investments. Our rigorous investment underwriting process focuses on both real estate and healthcare operations and includes a detailed analysis of the property, including historical and projected cash flow and capital needs, visibility of location, quality of construction and local economic, demographic and regulatory factors, as well as an analysis of the financial strength and experience of the healthcare operator and its management team. We believe our underwriting process will support our ability to deliver attractive risk-adjusted returns to our stockholders.

•	High-Quality Portfolio with Well-Structured Net Leases. As of the date of this prospectus, our portfolio is comprised of 24 healthcare facilities with a total of 2,345 licensed beds located in Texas, California, Nevada and South Carolina, including 17 skilled nursing facilities, two acute care hospitals, two long-term acute care hospitals, one assisted living facility, one inpatient rehabilitation facility and one medical office building, providing aggregate annualized base rent of approximately $46.3 million, and a $10.0 million healthcare-related debt investment that provides annual interest payments of approximately $0.9 million. The properties in our portfolio primarily are state-of-the-art facilities with high-quality amenities located in attractive markets with favorable demographic trends and, as of the date of this prospectus, were 99.0% leased and had a weighted-average remaining lease term of 15.4 years.

The single-tenant properties in our portfolio are leased to high-quality, experienced providers covering the acute and post-acute spectrum of care, are subject to long-term, non-cancellable triple-net leases and are supported by parent guarantees, cross-default provisions and/or cross-collateralization provisions. In addition, leases for our single-tenant properties contain rent escalators, which protect us against inflation and potential increases in interest rates. With the exception of Lakeway Hospital, all of the single-tenant facilities in our portfolio also benefit from parent guarantees. As a result, 77% of our total annualized base rent benefits from an additional layer of credit protection by requiring the guarantors to make our tenants’ rental payments to us in the event that a facility on a stand-alone basis cannot generate sufficient cash flow to meet its rental obligations to us. One key advantage of this credit enhancement is that it minimizes our risk associated with the performance of one facility because our rental income is reinforced by the financial performance across a more diversified pool of facilities.

The following table contains EBITDAR-to-rent coverage ratios (i) for the guarantors of the single-tenant facilities in our portfolio based on the guarantors’ total EBITDAR and total rent expense across their entire portfolios and (ii) for the stabilized single-tenant facilities in our portfolio, in each case based on information provided to us by our lease guarantors. Because some of our leases have been in place for less than one year as of December 31, 2015, the rental expense for our leases that is included in the calculation of the guarantor and facility coverage ratios is based on the annualized base rent for such leases as of December 31, 2015. The following coverage ratios are based on historical results of the guarantors and the facilities, as applicable, and should not be viewed as indicative of coverage ratios for future periods.

Facility Type	Guarantor Coverage Ratio(1)	Facility Coverage Ratio(2)
Skilled Nursing Facilities/Assisted Living Facility(3)	2.0x	1.2x
Long-Term Acute Care Hospitals/Inpatient Rehabilitation Facility	1.7x	1.5x

Total	1.9x	1.3x

(1)	The guarantor coverage ratio is equal to the guarantor’s EBITDAR for the 12 months ended December 31, 2015 divided by the guarantor’s total rental expense for the 12 months ended December 31, 2015, adjusted to reflect 12 months of base rent for properties in our portfolio. The resulting coverage ratios are weighted by the annualized base rent as of December 31, 2015.
(2)	The facility coverage ratios include only our 15 stabilized skilled nursing facilities, our two stabilized long-term acute care hospitals, our one stabilized assisted living facility and our one stabilized inpatient rehabilitation facility. Our non-stabilized properties include Lakeway Hospital, Mountain’s Edge Hospital, Magnolia Place of Spartanburg and Mira Vista. We consider a facility to be non-stabilized if it is a newly completed development, is undergoing or has recently undergone a significant addition or renovation or is being repositioned. The facility coverage ratio for each of the stabilized facilities in our portfolio is calculated as EBITDAR for the facility for the 12 months ended December 31, 2015 divided by annualized base rent under the applicable lease as of December 31, 2015.

(3)	For the Texas SNF portfolio, we have added back approximately $1.2 million of recoupments to revenue for the 12 months ended December 31, 2015. Recoupments occur when Medicare has overpaid a provider for services in prior periods and then recovers such overpayment by reducing payments to the provider in subsequent periods, which reduces the provider’s revenue for such periods. We believe this adjustment is appropriate because the successor operator (GruenePointe) is not liable for deductions from revenue for recoupments related to the prior operator.

•	Strong Alignment of Interests. We believe the interests of our management team, our board of directors and our stockholders are strongly aligned. Certain members of our management team and board of directors purchased an aggregate of 405,833 shares of common stock in the management/director private placement described below, which closed on July 31, 2014. In addition, we have granted our management team an aggregate of 238,749 shares of restricted common stock, which will vest on the third anniversary of the grant date, and an aggregate of 358,125 restricted stock units that will vest on the third anniversary of the grant date only if certain performance metrics are achieved. See “Management—Executive Compensation—Equity Grants.” As a result, as of the date of this prospectus, our management team and directors collectively own approximately 6.2% of our common stock on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

Our Business and Growth Strategies

Our primary business objective is to provide our stockholders with stable cash distributions and an opportunity for value enhancement over time through investments in a diversified mix of healthcare properties, coupled with proactive management and prudent financing of our healthcare property investments. Key elements of our strategy include:

•	Focus on Multiple Types of Acute and Post-Acute Healthcare Properties. We focus on acquiring multiple types of acute and post-acute healthcare properties, including: acute care hospitals, short-stay surgical and specialty hospitals (such as those focusing on orthopedic, heart and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support the aforementioned, such as medical office buildings (including those providing outpatient surgery, diagnostics, physical therapy and physician office space in a single building). We believe that by investing in facilities that span the acute and post-acute spectrum of care, we will be able to adapt to, and capitalize on, changes in the healthcare industry and support, grow and develop long-term relationships with providers that serve the highest number of patients at the highest-yielding end of the healthcare real estate market.

•	Employ Multiple Investment Structures to Maximize Investment Returns. We intend to continue to employ multiple investment structures to maximize investment returns, including: healthcare property purchases with triple-net leases back to the operators, first mortgage loans secured by healthcare properties, mezzanine loans secured by ownership interests in entities that own healthcare properties, leasehold mortgages, loans to healthcare operators and equity investments in healthcare operators. In addition, we may provide capital to finance the development of healthcare properties, which may lead to the ultimate acquisition of pre-leased properties. We believe that providing operators and developers with a variety of financing options enhances yield, provides a pathway to additional investments and positions us as a favorable capital partner that can accommodate creative and flexible capital structures.

•

Negotiate Well-Structured Net Leases with Strong Coverage. Our primary ownership structure is a facility purchase with a long-term triple-net lease with the healthcare provider. We intend to continue to enter into leases that generally have minimum lease coverage ratio requirements (the ratio of the tenant’s EBITDAR to its annualized base rent) and fixed charge coverage ratio requirements (the ratio of the tenant’s EBITDAR to its annualized fixed charges (rent, interest and current maturities of long-term debt)). For single tenant properties, we also seek to structure our leases with lease terms ranging from 10 to 25 years and rent escalators that provide a steadily growing cash rental stream. Our lease structures are designed to provide us with key credit support for our rents, including, in certain cases, lease deposits, covenants regarding liquidity, minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate or parent guarantees, when appropriate. We believe these features help insulate us from variability in operator cash flows and enable us to minimize our expenses while we continue to build our portfolio.

•	Leverage Existing and Develop New Operator Relationships. Our management team has long-standing relationships in the healthcare industry through which we have sourced our existing portfolio and properties under evaluation, and we intend to continue to expand our portfolio by leveraging these existing relationships. Many of our operators have demonstrated a desire, as well as the resources, to grow, and we expect our strong relationships with these operators to lead to other acquisition and investment opportunities going forward. In addition, we intend to develop new relationships with healthcare providers and operators in order to diversify our tenant base and reduce our dependence on any single tenant or operator.

•	Adhere to Rigorous Investment Underwriting Criteria. We have adopted a rigorous investment underwriting process based on extensive analysis and due diligence with respect to both the healthcare real estate and the healthcare service operations. We seek to make investments in healthcare properties that have the following attributes: well-located, visible to traffic, in good physical condition with predictable future capital improvement needs and with a profitable operating history or, if a new or non-stabilized facility, a viable and supportable projection of profitability, a well-qualified and experienced operator or guarantor with a good credit history, and located in a market with economic, demographic and regulatory trends that we believe support increasing facility revenues.

•	Actively Monitor the Performance of Our Facilities and Industry Trends. We actively monitor the financial and operational performance of our tenants and lease guarantors and of the specific facilities in which we invest through a variety of methods, such as reviews of periodic financial statements, operating data and clinical outcomes data, regular meetings with the facility management teams and joint strategic planning with facility operators. Pursuant to the terms of our leases, our tenants are required to provide us with certain periodic financial statements and operating data, and, during the terms of such leases, we conduct joint evaluations of local facility operations and participate in discussions about strategic plans that may ultimately require our approval pursuant to the terms of our lease agreements. Our management team also communicates regularly with their counterparts at our tenants, and others who closely follow the healthcare industry, in order to maintain knowledge about changing regulatory and business conditions. We believe this knowledge, combined with our management team’s experience in the healthcare industry, allows us to anticipate changes in our tenants’ operations in sufficient time to strategically and financially plan for changing economic, market and regulatory conditions.

•	Conservatively Utilize Leverage in Our Investing Activities. We intend to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, future cash flows, the creditworthiness of tenants/operators and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. On July 30, 2015, we entered into an amended and restated $375 million secured revolving credit facility, which is used primarily to fund acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Secured Revolving Credit Facility.” We intend to target a ratio of debt to gross undepreciated asset value of between 30% and 40%. However, our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of our borrowings. In addition, subject to satisfying the annual distribution requirements applicable to REITs, we intend to target a dividend payout ratio that allows us to retain some of our operating cash flow and thereby reduce our need to rely on additional debt.

Secured Revolving Credit Facility

On July 30, 2015, we entered into an amended and restated $375 million secured revolving credit facility, which replaced our prior $200 million facility. The secured credit facility includes an accordion feature, which allows the total borrowing capacity under the our secured credit facility to be increased to up to $600 million, subject to certain conditions, including obtaining additional commitments from lenders. Amounts outstanding under our secured credit facility bear interest at the London Interbank Offered Rate, or LIBOR, plus a margin between 2.75% and 3.75% or a base rate plus a margin between 1.75% and 2.75%, in each case depending on our leverage. Upon meeting certain conditions, including the completion of our initial public offering, amounts outstanding under our secured credit facility will bear interest at LIBOR plus a margin between 2.00% and 2.50% or a base rate plus a margin between 1.00% and 1.50%, in each case depending on our leverage. The secured credit facility is scheduled to mature in November 2016 and has three 12-month extension options, subject to certain conditions, including the completion of our initial public offering and lender approval. We are in the process of negotiating certain amendments to the credit facility and the exercise of the first extension option, which is expected to extend the maturity date of the credit facility to November 2017, and management expects that the amendment will be completed by the third quarter of 2016, prior to the current maturity of November 2016, although there can be no assurances it will be completed in such timeframe, or at all. In early April 2016, we received formal commitments related to this amendment from the three largest of the 11 financial institutions in the credit syndicate representing approximately 52% of the total credit facility commitments.

As of the date of this prospectus, we had $247.4 million outstanding under our secured credit facility and approximately $21.5 million of available capacity, subject to lender approval, which is based on the cost of eligible real estate investments available to collateralize the facility. The amount available to borrow under our secured credit facility will increase with each acquisition of unencumbered healthcare properties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Secured Revolving Credit Facility.”

Summary Risk Factors

An investment in our common stock is subject to significant risks. You should carefully consider the matters discussed under the section captioned “Risk Factors” beginning on page 28 before deciding to invest in our common stock. These risk factors include but are not limited to the following:

•	We have a limited operating history and limited resources and may not be able to successfully operate our business, continue to implement our investment strategy or generate sufficient revenue to make or sustain distributions to our stockholders.

•	Our growth will depend upon future acquisitions of healthcare properties, and we may be unsuccessful in identifying and consummating attractive acquisitions or taking advantage of other investment opportunities, which would impede our growth and negatively affect our cash available for distribution to stockholders.

•	Certain tenants/operators in our portfolio account for a significant percentage of the rent generated from our portfolio, and the failure of any of these tenants/operators to meet their obligations to us could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	The success of our investment in Lakeway Hospital depends on improved operating results by the Lakeway Operator and such improved operating results may not occur on the schedule or to the extent that we anticipate, or at all, which could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	We face additional risks associated with property development that can render a project less profitable or not profitable at all and, under certain circumstances, prevent completion of development activities once undertaken.

•	BlueMountain Capital Management LLC, or BlueMountain, has the ability to exercise substantial influence over us, including the approval of certain acquisitions and certain issuances of equity.

•	We depend on key personnel whose continued service is not guaranteed and each of whom would be difficult to replace.

•	We may be unable to source off-market or target-marketed deal flow in the future.

•	Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability, among other things, to meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT

•	Properties in Texas, California, Nevada and South Carolina account for all of the rent we generate from our portfolio.

•	Reductions in reimbursements from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants/operators, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	Reductions in federal government spending, tax reform initiatives or other federal legislation to address the federal government’s projected operating deficit could have a material adverse effect on our tenant operators’ liquidity, financial condition or results of operations.

•	Our secured revolving credit facility restricts our ability to engage in certain business activities, including our ability to incur additional indebtedness, make capital expenditures and make certain investments, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	We intend to incur mortgage indebtedness and other borrowings, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	Higher mortgage rates and other factors may make it more difficult or more costly for us to finance or refinance properties, which could reduce the number of properties we can acquire or require us to sell properties on terms that are not advantageous to us, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	We may be unable to successfully foreclose on the collateral securing real estate-related loans we make, and even if we are successful in our foreclosure efforts, we may be unable to successfully operate, occupy or reposition the underlying real estate, which may adversely affect our ability to recover our investments.

•	Adverse trends in healthcare provider operations may negatively affect our lease revenues, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	Our tenants, operators, borrowers and managers may be adversely affected by healthcare regulation and enforcement.

•	Failure to maintain our qualification as a REIT for U.S. federal income tax purposes would subject us to federal income tax on our taxable income at regular corporate rates, which would substantially reduce our ability to make distributions to our stockholders.

Prior Private Placements

Common Stock

On July 31, 2014, we sold an aggregate of 10,351,040 shares of our common stock, at a price per share of $15.00, to certain institutional and individual investors, with FBR Capital Markets & Co., or FBR, acting as initial purchaser/placement agent and, on August 22, 2014, we sold an additional 188,521 shares of our common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments, in each case in reliance upon exemptions from registration provided by Rule 144A, Regulation S and Regulation D under the Securities Act of 1933, as amended, or the Securities Act, which we collectively refer to as the initial private placement. Concurrently with the completion of the initial private placement, on July 31, 2014, we sold an aggregate of 405,833 shares of our common stock, at a price per share of $15.00, to certain of our officers, directors and their family members in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder, which we refer to as the management/director private placement. We refer to the initial private placement and the management/director private placement collectively as the common stock private placements. The aggregate net proceeds to us from the common stock private placements, after deducting the initial purchaser’s discount and placement fee and offering expenses payable by us, were approximately $151.7 million.

BlueMountain purchased 2,583,686 shares of our common stock in the initial private placement and, as of the date of this prospectus, owns 23.1% of the outstanding shares of our common stock. In connection with its purchase, we granted BlueMountain the right initially to designate two of the members of our board of directors, whose terms began on July 31, 2014, and to continue to designate two directors or one director in the future, subject to certain ownership requirements. See “Certain Relationships and Related Transactions—BlueMountain Rights Agreement.” In addition, two of the members of our investment committee are and will be appointed by BlueMountain so long as BlueMountain is entitled to two nominees to our board of directors, and one member of the investment committee will be appointed by BlueMountain so long as BlueMountain is entitled to one nominee to our board of directors. One of BlueMountain’s designees will have the right to serve on our risk committee for so long as such individual serves on our board of directors. In addition, for as long as BlueMountain owns greater than 10% of the outstanding shares of our common stock, the vote of at least one of the BlueMountain designees on our board of directors shall be required in order for our board of directors to approve the issuance of any shares of our common stock for consideration less than the lower of (i) the then-current market price of our common stock if our common stock is then listed for trading on a national securities exchange or (ii) $15.00 per share, in each case as may be adjusted for any stock splits, stock dividends or other similar recapitalizations. In connection with our initial public offering, BlueMountain has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of the initial public offering, without payment by us of any underwriting discount or commissions. Pursuant to this right, BlueMountain intends to purchase              shares of our common stock in a concurrent private placement in connection with our initial public offering, which we refer to as the BlueMountain Private Placement.

Series B Preferred Stock

In March and April of 2015, we issued an aggregate of 125,000 shares of newly classified 7.875% Series B Redeemable Cumulative Preferred Stock, or our Series B Preferred Stock, to Carter/Validus Operating Partnership, L.P., or the Carter Validus Operating Partnership, for gross proceeds of $125.0 million, which we used to fund our acquisitions in the first quarter of 2015 and repay amounts outstanding under our secured credit facility. We intend to use a portion of the net proceeds from our initial public offering to redeem all of the Series B Preferred Stock, which is redeemable at any time at our option, and must be redeemed in connection with a change of control of us or the initial public offering of our common stock, in each case at the $1,000 liquidation preference, plus accumulated and unpaid dividends and a special redemption dividend equal to 5% of the liquidation preference.

Our Structure

We conduct our business through an umbrella partnership REIT, or UPREIT, structure, consisting of our operating partnership, MedEquities Realty Operating Partnership, LP, and subsidiaries of our operating partnership, including our taxable REIT subsidiary, or TRS, MedEquities Realty TRS, LLC. Through our wholly owned limited liability company, MedEquities OP GP, LLC, we are the sole general partner of our operating partnership, and we presently own all of the limited partnership units of our operating partnership, or OP units. In the future, we may issue OP units to third parties in connection with healthcare property acquisitions, as compensation or otherwise.

Holders of OP units of our operating partnership, other than us, will, after a one-year holding period, subject to earlier redemption in certain circumstances, be able to redeem their OP units for a cash amount equal to the then-current value of our common stock or, at our option, for shares of our common stock on a one-for-one basis, subject to adjustments for stock splits, dividends, recapitalizations and similar events. Holders of OP units will receive distributions equivalent to the dividends we pay to holders of our common stock, but holders of OP units will have no voting rights, except in certain limited circumstances. As the sole owner of the general partner of our operating partnership, we have the exclusive power to manage and conduct our operating partnership’s business, subject to the limitations described in the Agreement of Limited Partnership of our operating partnership. See “Our Operating Partnership and the Partnership Agreement.”

The following chart illustrates our organizational structure as of the date of this prospectus:

Our Tax Status

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2014. Our ability to maintain our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, as amended, or the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our stock. We believe that, commencing with our short taxable year ended December 31, 2014, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and we intend to continue to operate in such a manner.

As a REIT, we generally will not be subject to federal income tax on the REIT taxable income that we currently distribute to our stockholders, but taxable income generated by any TRSs will be subject to federal, state and local income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, to their stockholders. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, our income would be subject to federal income tax at regular corporate rates, and we would be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we failed to qualify. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to some federal, state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Distribution Policy

We intend to continue to make regular quarterly distributions of all, or substantially all, of our REIT taxable income to our stockholders. For the period from April 23, 2014 (inception) to December 31, 2014, and for the year ended December 31, 2015, we declared total dividends to our common stockholders of $2.2 million and $9.8 million, respectively. Any future distributions we make will be at the sole discretion of our board of directors and will depend upon a number of factors, including our actual and projected results of operations, the cash flow generated by our operations, funds from operations, or FFO, AFFO, liquidity, our operating expenses, our debt service requirements, capital expenditure requirements for the properties in our portfolio, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, restrictions on making distributions under Maryland law and such other factors as our board of directors deems relevant. We cannot assure you that our distribution policy will not change in the future.

Distributions to our stockholders generally will be taxable to our stockholders as ordinary income. A portion of our distributions in excess of our current and accumulated earnings and profits will constitute a return of capital rather than taxable dividends, which will reduce the basis our stockholders have in their shares of our common stock, but will not be subject to tax.

We anticipate that our estimated cash available for distribution will allow us to satisfy the annual distribution requirements applicable to REITs and to avoid the payment of tax on undistributed taxable income. However, under some circumstances, our cash available for distribution may be less than the amount required to meet the annual distribution requirements applicable to REITs, and we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make certain distributions. We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our common stock to enable us to satisfy the annual distribution requirements applicable to REITs and to avoid the payment of tax on our undistributed taxable income. We currently have no intention to make taxable distributions of our common stock or debt securities. However, to the extent that you receive a taxable distribution of our common stock or debt securities, you will be taxed on such securities as if you had received the equivalent value in cash. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the securities received.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. For as long as we are an emerging growth company, among other things:

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2021 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of shares of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt securities over a three-year period. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards under Section 102(b) of the JOBS Act.

Registration Rights and Lock-Up Agreements

Pursuant to the registration rights agreement between us and the initial purchaser/placement agent for the initial private placement in July 2014, which we refer to as the registration rights agreement, we are required, among other things, to use our commercially reasonable efforts to cause a resale shelf registration statement registering all of the shares of our common stock sold in the initial private placement that are not sold by selling stockholders in our initial public offering to become effective under the Securities Act, as promptly as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than April 30, 2016 (or, if we complete our initial public offering prior to April 30, 2016, on a date that is on or before 60 days after the completion of that offering), and to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period. The original deadline under the registration rights agreement was extended by the stockholders in accordance with the terms of the registration rights agreement.

We are filing the registration statement of which this prospectus forms a part pursuant to the contractual obligations described above.

Subject to certain exceptions, each of our executive officers and members of our board of directors has entered into a lock-up agreement with respect to shares of our common stock and securities exchangeable or exercisable for shares of our common stock, restricting the direct or indirect sale of such securities for 180 days after the effective date of the registration statement for our initial public offering without the prior written consent of FBR and J.P. Morgan. Each selling stockholder in our initial public offering also has agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of shares of our common stock not sold in our initial public offering for 180 days after the effective date of the registration statement for our initial public offering without the prior written consent of FBR and J.P. Morgan. Additionally, all of our stockholders that purchased shares in the initial private placement have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of shares of our common stock for 60 days after the effective date of the registration statement for our initial public offering without the prior written consent of FBR and J.P. Morgan. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Corporate Information

Our principal executive offices are located at 3100 West End Avenue, Suite 1000, Nashville, TN 32703. Our telephone number at our executive offices is (615) 627-4710 and our corporate website is www.medequities.com. The information contained on, or accessible through, our website is not incorporated by reference into, and does not form a part of, this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	shares

Common stock outstanding	11,250,010 shares(1)

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Risk factors	Investing in our common stock involves risks. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information in this prospectus before making a decision to invest in our common stock.

NYSE listing symbol	MRT

Restrictions on ownership of our common stock	Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

(1)	Includes an aggregate of 304,016 restricted shares of common stock previously granted to our executive officers, non-employee directors and certain other employees. Excludes (i) 358,125 restricted stock units previously granted to our executive officers and certain other employees and (ii) 693,082 shares of our common stock reserved for future issuance under our Amended and Restated 2014 Equity Incentive Plan, or our 2014 Equity Incentive Plan.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables set forth summary selected financial and operating data based on (i) our historical consolidated balance sheets as of December 31, 2015 and December 31, 2014, (ii) our unaudited pro forma consolidated balance sheet as of December 31, 2015, (iii) our historical consolidated statements of operations for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014 and (iv) our unaudited pro forma consolidated statement of operations for the year ended December 31, 2015. We have not presented any other historical financial data because, prior to the completion of the common stock private placements on July 31, 2014, we did not have any corporate activity since our formation other than the issuance of 1,000 shares of our common stock in connection with the initial capitalization of the company on May 5, 2014.

The unaudited pro forma financial and operating data have been derived from our historical consolidated financial statements. The unaudited pro forma consolidated balance sheet as of December 31, 2015 is presented to reflect adjustments to our historical balance sheet as if our initial public offering and the BlueMountain Private Placement described herein were completed on December 31, 2015. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 is presented as if our initial public offering, the BlueMountain Private Placement and certain real estate property acquisitions described herein were completed on the first day of the annual period presented.

You should read the following summary selected financial and operating data in conjunction with: (i) our historical consolidated balance sheets as of December 31, 2015 and December 31, 2014 and our historical consolidated statements of operations for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014; (ii) our unaudited pro forma consolidated financial statements; and (iii) the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma financial and operating data are presented for informational purposes only and are not necessarily indicative of what our actual financial position would have been as of December 31, 2015 assuming our initial public offering and the BlueMountain Private Placement had been completed on December 31, 2015, what actual results of operations would have been for the year ended December 31, 2015 assuming our initial public offering, the BlueMountain Private Placement and certain real estate property acquisitions were completed on the first day of the annual period presented, and are not indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

Consolidated Balance Sheet Data

(in thousands)

	As of December 31, 2015		As of December 31, 2014
	Pro Forma	Historical
	(unaudited)
Assets
Total real estate properties, net	$493,681	$493,681	$111,900
Mortgage notes receivable, net	9,909	9,909	77,727
Total assets		543,667	211,033

Liabilities and Equity
Total liabilities		272,422	61,156
Total MedEquities Realty Trust, Inc. stockholders’ equity		266,698	149,877
Total liabilities and equity	$	$543,667	$211,033

Consolidated Income Statement Data

(in thousands, except per share data)

	Year ended December 31, 2015			Historical for the period from April 23, 2014 (inception) to December 31, 2014
	Pro Forma		Historical
	(unaudited)
Revenues
Rental income		$59,083	$41,484	$4,316
Interest on mortgage notes receivable		918	2,717	1,078
Interest on note receivable		237	237	53

Total revenues		60,238	44,438	5,447
Expenses
Depreciation and amortization		14,951	9,969	1,273
Property related		1,205	1,205	308
Acquisition costs		417	417	192
Start-up costs		—	—	888
Franchise, excise, and other taxes		338	338	72
General and administrative		8,628	8,628	2,391

Total operating expenses		25,539	20,557	5,124

Operating income		34,699	23,881	323
Other income (expense)
Interest and other income		12	12	17
Interest expense			(7,163)	(317)

Net other income (expense)			(7,151)	(300)

Net income	$		$16,730	$23

Less: Preferred Stock Dividends		—	(7,835)	—
Less: Net income attributable to non-controlling interests		(5,429)	(4,029)	—

Net income attributable to common stockholders	$		$4,866	$23

Earnings per share—basic and diluted
Net income (loss) attributable to common stockholders	$		$0.42	$(0.00)
Weighted average shares outstanding:
Basic and diluted			10,948	10,918
Dividends declared per common share			$0.85	$0.20

Other Data

(in thousands, unaudited)

	Year ended December 31, 2015		Historical for the period from April 23, 2014 (inception) to December 31, 2014
	Pro Forma	Historical
FFO attributable to common stockholders(1)	$	$14,179	$1,291
AFFO attributable to common stockholders(1)		12,419	2,545

(1)	For definitions and reconciliations of net income (loss) attributable to common stockholders to FFO and AFFO, as well as a statement disclosing the reasons why our management believes that FFO and AFFO provide useful information to investors and, to the extent material, any additional purposes for which our management uses FFO and AFFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus were to occur, our business, prospects, financial condition, liquidity, FFO, AFFO and results of operations and our ability make distributions to our stockholders and achieve our goals could be materially and adversely affected, the value of our common stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Growth Strategy

We have a limited operating history and limited resources and may not be able to successfully operate our business, continue to implement our investment strategy or generate sufficient revenue to make or sustain distributions to stockholders.

We were organized in April 2014 and commenced operations upon completion of the initial private placement in July 2014. We have a limited operating history and are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of your investment could decline substantially. Our ability to achieve attractive returns is dependent on our ability to generate sufficient cash flow to pay our investors attractive distributions and to achieve capital appreciation, and we cannot assure you that we will be able to do either. In addition, there can be no assurance that we will be able to generate sufficient revenue from operations to pay our operating expenses and make or sustain distributions to stockholders. Our limited resources may also materially and adversely impact our ability to successfully operate our portfolio or implement our business plan successfully. As a result of our failure to successfully operate our business, implement our investment strategy or generate sufficient revenue to make or sustain distributions to stockholders, the value of your investment could decline significantly or you could lose a portion of or all of your investment.

Our growth will depend upon future acquisitions of healthcare properties, and we may be unsuccessful in identifying and consummating attractive acquisitions or taking advantage of other investment opportunities, which would impede our growth and negatively affect our cash available for distribution to stockholders.

Our ability to expand through acquisitions is integral to our business strategy and requires that we identify and consummate suitable acquisition or investment opportunities that meet our investment criteria and are compatible with our growth strategy. We may be unable to acquire any of the properties identified as potential acquisition opportunities under “Our Business—Acquisitions under Evaluation.” In addition, we may not be successful in identifying and consummating additional acquisitions or investments in healthcare properties that meet our investment criteria, which would impede our growth. Our ability to acquire healthcare properties on favorable terms, or at all, may be adversely affected by the following significant factors:

•	competition from other real estate investors, including public and private REITs, private equity investors and institutional investment funds, many of whom may have greater financial and operational resources and lower costs of capital than we have and may be able to accept more risk than we can prudently manage;

•	competition from other potential acquirers, which could significantly increase the purchase prices for properties we seek to acquire;

•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

•	even if we enter into agreements for the acquisition of properties, these agreements are subject to customary closing conditions, including the satisfactory results of our due diligence investigations; and

•	we may be unable to finance the acquisition on favorable terms, or at all.

Our failure to identify and consummate attractive acquisitions or take advantage of other investment opportunities without substantial expense, delay or other operational or financial problems, would impede our growth and negatively affect our results of operations and cash available for distribution to our stockholders.

Certain tenants/operators in our portfolio account for a significant percentage of the rent generated from our portfolio, and the failure of any of these tenants/operators to meet their obligations to us could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

The successful performance of our real estate investments is materially dependent on the financial stability of our tenants/operators. As of the date of this prospectus, approximately 96.9% of the annualized base rent in our portfolio is generated by GruenePointe (26.6%), the Lakeway Operator (20.3%), Life Generations (17.9%), Fundamental Healthcare (17.3%) and Vibra Healthcare (14.8%). The Lakeway Operator is the defendant in significant litigation, which, if determined adversely against it, could have a material and adverse effect on its financial condition, cash flow and ability to meet its obligations under its lease or guarantee with us. Lease payment defaults by GruenePointe, Fundamental Healthcare, the Lakeway Operator, Life Generations, Vibra Healthcare or other significant tenants/operators or declines in their operating performance could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders. If the property is subject to a mortgage, a default by a significant tenant/operator on its lease payments to us or a significant decline in operating performance at a facility may result in a foreclosure on the property if we are unable to find an alternative source of revenue to meet mortgage payments. In the event of a tenant/operator default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. Further, we cannot assure you that we will be able to re-lease the property for the rent previously received, or at all, or that lease terminations will not cause us to sell the property at a loss. The result of any of the foregoing risks could materially and adversely affect our business, financial conditions and results of operations and our ability to make distributions to our stockholders.

The success of our investment in Lakeway Hospital depends on improved operating results by the Lakeway Operator and such improved operating results may not occur on the schedule or to the extent that we anticipate, or at all, which could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

On February 3, 2015, we obtained fee simple ownership of Lakeway Hospital through a negotiated, non-judicial foreclosure for a total investment of $75.0 million. The Lakeway Operator is not currently generating sufficient cash flow to pay the stabilized monthly rent under its lease with us and its ability to do so depends on improved operating results of the Lakeway Operator as a result of its ownership and management restructuring and the relocation of the neurosurgical physicians group to Lakeway Hospital. Lakeway Hospital, which opened in April 2012, was funded with $35.0 million of preferred notes, equity and a $167.0 million mortgage loan that was guaranteed by HUD. When the Lakeway Operator defaulted on debt service payments in August 2013, HUD assumed control of the loan and held an auction in December 2014 through which we acquired the note for $50.0 million. The operating results of the Lakeway Operator may not improve on the schedule or to the extent that we anticipate, and the Lakeway Operator may default on its lease payments or other obligations to us, which could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders. In the event of a default by the Lakeway Operator, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and attracting a new tenant to Lakeway Hospital. Furthermore, we cannot assure you that we will be able to re-lease the facility for the rent previously received, or at all, or that such a lease termination would not cause us to sell the property at a loss.

Recently developed properties may take longer than expected to achieve stabilized operating levels, if at all, which could adversely affect our business and results of operations.

Recently developed properties, such as Mountain’s Edge Hospital and Mira Vista, may take longer than expected to achieve stabilized operating levels, if at all. To the extent such facilities fail to reach stabilized operating levels or achieve stabilization later than expected, it could materially adversely affect our tenants’ abilities to make payments to us under their leases and thus adversely affect our business and results of operations.

We may face additional risks associated with property development that can render a project less profitable or not profitable at all and, under certain circumstances, prevent completion of development activities once undertaken.

We may determine in the future to develop certain healthcare properties directly rather than acquire properties upon completion of the development. Large-scale, ground-up development of healthcare properties presents additional risks for us, including risks that:

•	a development opportunity may be abandoned after expending significant resources resulting in the loss of deposits or failure to recover expenses already incurred;

•	the development and construction costs of a project may exceed original estimates due to increased interest rates and higher materials, transportation, labor, leasing or other costs, which could make the completion of the development project less profitable;

•	construction and/or permanent financing may not be available on favorable terms or at all;

•	the project may not be completed on schedule as a result of a variety of factors that are beyond our control, including natural disasters, labor conditions, material shortages, regulatory hurdles, civil unrest and terrorism or war, which can result in increases in construction costs and debt service expenses or provide tenants or operators with the right to terminate pre-construction leases; and

•	occupancy rates and rents at a newly completed property may not meet expected levels and could be insufficient to make the property profitable.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our real estate investments are, and are expected to continue to be, concentrated in healthcare properties, which could adversely affect our operations relative to a more diversified portfolio of assets.

We invest in a diversified mix of healthcare facilities and healthcare-related real estate debt investments. We are subject to risks inherent in concentrating investments in real estate, and the risks resulting from a lack of diversification may become even greater as a result of our business strategy to concentrate our investments in the healthcare sector. Any adverse effects that result from these risks could be more pronounced than if we diversified our investments outside of healthcare properties. Given our concentration in this sector, our tenant base is especially concentrated and dependent upon the healthcare industry generally, and any industry downturn or negative regulatory or governmental development could adversely affect the ability of our tenants to make lease payments and our ability to maintain current rental and occupancy rates. Our tenant mix could become even more concentrated if a significant portion of our tenants practice in a particular medical field or are reliant upon a particular healthcare delivery system. Accordingly, a downturn in the healthcare industry generally, or in the healthcare related facility specifically, could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We depend on key personnel whose continued service is not guaranteed and each of whom would be difficult to replace.

We depend on the efforts and expertise of Mr. McRoberts, our chief executive officer and chairman of our board of directors, Mr. Harlan, our president and chief operating officer and member of our board of directors, and Mr. Walraven, our chief financial officer, to execute our business strategy. If one or more of these individuals were to no longer be employed by us, we may be unable to find suitable replacements. If we were to lose the services of one or more of our executive officers and were unable to find suitable replacements, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially and adversely affected.

We may be unable to source off-market or target-marketed transactions in the future, which could materially impede our growth.

A main component of our investment strategy is to acquire healthcare properties in off-market or target-marketed transactions. If we cannot obtain off-market or target-marketed deal flow in the future or on a consistent basis, our ability to locate and acquire healthcare properties at attractive prices could be adversely affected, which could materially impede our growth.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability, among other things, to meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

In order to qualify and maintain our qualification as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. In addition, we are in the process of negotiating the exercise of the first extension option under our credit facility, which is expected to extend the maturity date from November 2016 to November 2017, but we can provide no assurances that such extension will be completed. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our business and growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We have experienced and expect to continue to experience rapid growth and may not be able to adapt our management and operational systems to respond to the integration of the healthcare properties we expect to acquire without unanticipated disruption or expense, which could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

We have experienced and expect to continue to experience rapid growth through the potential acquisition of healthcare properties we are currently evaluating. We may not be able to adapt our management, administrative, accounting and operational systems or hire and retain sufficient operational staff to manage such potential acquisitions without operating disruptions or unanticipated costs. Our failure to successfully manage our growth could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our healthcare properties and tenants/operators may be unable to compete successfully.

We expect our healthcare properties often will face competition from nearby hospitals and other healthcare properties that provide comparable services. Some of those competing facilities are owned by governmental agencies and supported by tax revenues, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. These types of support are not available to our properties.

Similarly, our tenants/operators may face competition from other medical practices in nearby hospitals and other medical facilities, including newer healthcare facilities. Our tenants/operators’ failure to compete successfully with these other practices could adversely affect the operating performance of our facilities. Further, from time to time and for reasons beyond our control, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians to which they refer patients. This could also materially adversely affect our tenants/operators’ ability to meet our operating performance expectations and make rental payments to us or, for properties leased to our TRS, our TRS’s ability to make rental payments to us, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

A high concentration of our properties in a particular facility type magnifies the effects of events that may adversely impact this particular facility type.

We intend to acquire income-producing healthcare properties diversified by facility type. However, as of the date of this prospectus, approximately 51.4% and 27.0% of our total annualized base rent is derived from skilled nursing facilities and acute care hospitals, respectively. As such, any adverse situation that disproportionately affects these facility types would have a magnified adverse effect on our portfolio.

Properties in Texas, California, Nevada and South Carolina account for all of the rent we generate from our portfolio.

As of the date of this prospectus, all of our annualized base rent is derived from properties located in Texas (56.6%), California (29.1%), Nevada (10.4%) and South Carolina (3.9%). As a result of this geographic concentration, we are particularly exposed to downturns in the economies of, as well as other changes in the real estate and healthcare industries in, these geographic areas. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these geographic areas could have a disproportionate effect on our overall business results. In the event of negative economic or other changes in these geographic areas, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be adversely affected.

We face potential adverse consequences of bankruptcy or insolvency by our tenants, operators, borrowers, managers and other obligors.

We are exposed to the risk that our tenants, operators, borrowers, managers or other obligors could become bankrupt or insolvent. Although our lease, loan and management agreements will provide us with the right to exercise certain remedies in the event of default on the obligations owing to us or upon the occurrence of certain insolvency events, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. For example, a debtor-lessee may reject its lease with us in a bankruptcy proceeding. In such a case, our claim against the debtor-lessee for unpaid and future rents would be limited by the statutory cap of the U.S. Bankruptcy Code. This statutory cap could be substantially less than the remaining rent actually owed under the lease, and any claim we have for unpaid rent might not be paid in full. In addition, a debtor-lessee may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, our rights and remedies as a lender, compared to a landlord, are generally more limited. In the event of an obligor bankruptcy, we may also be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of our properties, avoid the imposition of liens on our properties or transition our properties to a new tenant, operator or manager. As a result, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be adversely affected if an obligor becomes bankrupt or insolvent.

Long-term leases may result in below market lease rates over time, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We have entered into long-term leases with tenants/operators at all of our single-tenant properties. Our long-term leases provide for rent to increase over time. However, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of such long-term leases at levels such that even after contractual rental increases, the rent under our long-term leases could be less than then-current market rental rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially and adversely affected.

We may incur additional costs in acquiring or re-leasing properties, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may invest in properties designed or built primarily for a particular tenant/operator of a specific type of use known as a single-user facility. If the tenant/operator fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant/operator without making substantial capital improvements or incurring other significant costs. We also may incur significant litigation costs in enforcing our rights against the defaulting tenant/operator. These consequences could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may have difficulty finding suitable replacement tenants in the event of a tenant default or non-renewal of our leases.

We cannot predict whether our tenants will renew existing leases beyond their current terms. If any of our leases are not renewed upon expiration, we would attempt to lease those properties to another tenant. In case of non-renewal, we generally expect to have advance notice before expiration of the lease term to arrange for repositioning of the properties and our tenants are required to continue to perform all of their obligations (including the payment of all rental amounts) for the non-renewed assets until such expiration. However, following expiration of a lease term or if we exercise our right to replace a tenant in default, rental payments on the related properties could decline or cease altogether while we reposition the properties with a suitable replacement tenant. We also might not be successful in identifying suitable replacement tenants or entering into leases with new tenants on a timely basis or on terms as favorable to us as our current leases, or at all, and we may be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our properties while they are being repositioned. Our ability to reposition our properties with a suitable tenant could be significantly delayed or limited by state licensing, receivership, certificate of need or other laws, as well as by the Medicare and Medicaid change-of-ownership rules. We could also incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings. In addition, our ability to locate suitable replacement tenants could be impaired by the specialized healthcare uses or contractual restrictions on use of the properties, and we may be required to spend substantial amounts to adapt the properties to other uses. Any such delays, limitations and expenses could adversely impact our ability to collect rent, obtain possession of leased properties or otherwise exercise remedies for tenant default and could have a material adverse effect on us. In addition, if we are unable to re-let the properties to healthcare operators with the expertise necessary to operate the type of properties in which we intend to invest, we may be forced to sell the properties at a loss due to the repositioning expenses likely to be incurred by potential purchasers.

All of these risks may be greater in smaller markets, where there may be fewer potential replacement tenants, making it more difficult to replace tenants, especially for specialized space, and could have a material adverse effect on us.

If we indirectly invest in healthcare operators, we will be subject to additional risks related to healthcare operations, which could have a material adverse effect on our results of operations.

We may invest in hospitals or other providers that are tenants of our properties, structured, where applicable, in compliance with the REIT Investment and Diversification and Empowerment Act of 2007, or RIDEA, or other applicable REIT laws or regulations. If so, we will be exposed to various operational risks with respect to those operating properties that may increase our costs or adversely affect our ability to generate revenues. These risks include fluctuations in patient volume and occupancy, Medicare and Medicaid reimbursement, if applicable, and private pay rates; economic conditions; competition; federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards; the availability and increases in cost of general and professional liability insurance coverage; federal, state and local regulations; the costs associated with government investigations and enforcement actions and False Claim Act litigation; the availability and increases in cost of labor (as a result of unionization or otherwise); and other risks applicable to operating businesses. Any one or a combination of these factors may adversely affect our revenue and operations.

We may be unable to secure funds for future capital improvements, which could limit our ability to attract or replace tenants/operators, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Although under our typical lease structure our operators generally are responsible for capital improvement expenditures, it is possible that an operator may not be able to fulfill its obligations to keep the facility in good operating condition. Further, we may be responsible for capital improvement expenditures on such facilities after the terms of the triple-net leases expire. In addition, when tenants/operators do vacate their space, it is common that, in order to attract replacement tenants/operators, we will be required to expend substantial funds for improvements and, for our leased properties, leasing commissions related to the vacated space. Such improvements may require us to incur substantial capital expenditures. If we have not established capital reserves for such capital improvements, we will have to obtain financing from other sources, which may not be available on attractive terms or at all. We may also have future financing needs for other capital improvements to refurbish or renovate our properties. If we need to secure financing sources for capital improvements in the future, but are unable to secure such financing or are unable to secure financing on terms we feel are acceptable, we may be unable to make capital improvements or we may be required to defer such improvements. If this happens, it may cause one or more of our properties to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flows as a result of fewer potential tenants/operators being attracted to the property or existing tenants/operators not renewing their leases or operating agreements, as the case may be. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Changes in the reimbursement rates or methods of payment from third-party payors, including the Medicare and Medicaid programs, could have a material adverse effect on our tenants and operators and on us.

Some of our tenants and operators may rely on reimbursement from third-party payors, including the Medicare and Medicaid programs, for substantially all of their revenues. Federal and state legislators and regulators have adopted or proposed various cost-containment measures that would limit payments to healthcare providers, and budget crises and financial shortfalls have caused states to implement or consider Medicaid rate freezes or cuts. Private third-party payors have also continued their efforts to control healthcare costs. We cannot assure you that adequate reimbursement levels will be available for services to be provided by our tenants and operators that currently depend on Medicare, Medicaid or private payor reimbursement. Significant limits by governmental and private third-party payors on the scope of services reimbursed or on reimbursement rates and fees—whether from sequestration, alternatives to sequestration or future legislation or administrative actions—could have a material adverse effect on the liquidity, financial condition and results of operations of certain of our tenants and operators, which could affect adversely their ability to make rental payments under, and otherwise comply with the terms of, their leases with us.

Reductions in federal government spending, tax reform initiatives or other federal legislation to address the federal government’s projected operating deficit could have a material adverse effect on our operators’ liquidity, financial condition or results of operations.

President Obama and members of the U.S. Congress have approved or proposed various spending cuts and tax reform initiatives that have resulted or could result in changes (including substantial reductions in funding) to Medicare, Medicaid or Medicare Advantage Plans. Any such existing or future federal legislation relating to deficit reduction that reduces reimbursement payments to healthcare providers could have a material adverse effect on certain of our operators’ liquidity, financial condition or results of operations, which could adversely affect their ability to satisfy their obligations to us and could have a material adverse effect on us.

There are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our properties.

By owning our common stock, you will be subject to the risks associated with the ownership of real properties, including risks related to:

•	changes in national, regional and local conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence, liquidity concerns and other adverse business concerns;

•	changes in local conditions, such as an oversupply of, reduction in demand for, or increased competition among, healthcare properties;

•	changes in interest rates and the availability of financing;

•	the attractiveness of our facilities to healthcare providers; and

•	changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

Any of these factors could adversely impact our financial performance and the value of our properties.

The illiquidity of real estate investments could significantly impede our ability to respond to changing economic, financial and investment conditions, which could adversely affect our cash flows and results of operations.

Real estate investments are relatively illiquid and, as a result, we will have a limited ability to vary our portfolio in response to changes in economic, financial and investment conditions. We will also have a limited ability to sell assets in order to fund working capital and similar capital needs. In addition, healthcare properties are special purpose properties that could not be easily converted to general residential, retail or office use without significant expense. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We also may be required to expend significant funds to correct defects or to make improvements before a property can be sold, and we cannot assure you that we will have funds available to correct those defects or to make those improvements. Our inability to dispose of assets at opportune times or on favorable terms could adversely affect our cash flows and results of operations.

Moreover, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio promptly in response to economic or other conditions or on favorable terms, which may adversely affect our cash flows, our ability to make distributions to our stockholders and the market price of our common stock.

We may structure acquisitions of property in exchange for OP units in our operating partnership on terms that could limit our liquidity or our flexibility or require us to maintain certain debt levels that otherwise would not be required to operate our business.

We may acquire certain properties by issuing OP units in our operating partnership in exchange for a property owner contributing property to our operating partnership. If we enter into such transactions, in order to induce the contributors of such properties to accept OP units in our operating partnership, rather than cash, in exchange for their properties, it may be necessary for us to provide them additional incentives. For instance, our operating partnership’s limited partnership agreement provides that any holder of OP units may redeem OP units for cash equal to the value of an equivalent number of shares of our common stock or, at our option, shares of our common stock on a one-for-one basis. Furthermore, we might agree that if distributions the contributor received as a limited partner in our operating partnership did not provide the contributor with a defined return, then upon redemption of the contributor’s OP units we would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of a property to defer taxable gain on the contribution of property to our operating partnership, we might agree not to sell a contributed property for a defined period of time or until the contributor exchanged the contributor’s OP units for cash or shares of our common stock. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us. Additionally, in connection with acquiring properties in exchange for OP units, we may offer the property owners who contribute such property the opportunity to guarantee debt in order to assist those property owners in deferring the recognition of taxable gain as a result of their contributions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

If we issue OP units in our operating partnership in exchange for property, as we intend, the value placed on such units may not accurately reflect their market value, which may dilute your interest in us.

If we issue OP units in our operating partnership in exchange for property, as we intend, the per unit value attributable to such units will be determined based on negotiations with the property seller and, therefore, may not reflect the fair market value of such units if a public market for such units existed. If the value of such units is greater than the value of the related property, your interest in us may be diluted.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be until December 31, 2021, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	hold stockholder advisory votes on executive compensation.

We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as certain other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, and the per share trading price of our common stock could decline and may be more volatile.

We will incur new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an “emerging growth company,” which could adversely impact our results of operations.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, our executive officers’ attention may be diverted from other business concerns, which could adversely affect our business and results of operations. In addition, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate these costs with any degree of certainty. We could be an emerging growth company until December 31, 2021, although circumstances could cause us to lose that status earlier, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our executive officers’ time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our executive officers and adversely affect our business and results of operations.

As a result of becoming a public company, management will be required to report periodically on the effectiveness of its system of internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our system of internal control over financial reporting may not be determined to be appropriately designed or operating effectively, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first full fiscal year after the completion of our initial public offering. In addition, after we are no longer an emerging growth company under the JOBS Act, Section 404 of the Sarbanes-Oxley Act requires our auditors to deliver an attestation report on the effectiveness of our internal control over financial reporting in conjunction with their opinion on our audited financial statements. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. The existence of any material weakness would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per-share trading price of our common stock.

Acquired properties may expose us to unknown liabilities, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. Unknown liabilities with respect to acquired properties may include, but are not limited to, liabilities for clean-up of undisclosed environmental contamination, liabilities for failure to comply with fire, health, life-safety and similar regulations, claims by tenants, vendors or other persons against the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties. If a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We face possible liability for environmental cleanup costs and damages for contamination related to properties we acquire, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Because we own real estate, we are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders. In addition, the presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell a property, or to use the property as collateral for borrowing.

Our secured credit facility restricts our ability to engage in certain business activities, including our ability to incur additional indebtedness, make capital expenditures and make certain investments, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our secured credit facility contains customary negative covenants and other financial and operating covenants that, among other things:

•	restrict our ability to incur additional indebtedness;

•	restrict our ability to incur additional liens;

•	restrict our ability to make certain investments;

•	restrict our ability to merge with another company;

•	restrict our ability to sell or dispose of assets;

•	limit our distributions to stockholders to 95% of FFO (as defined under the secured credit facility), subject to certain exceptions; and

•	require us to satisfy minimum financial coverage ratios, minimum tangible net worth and liquidity requirements, minimum average occupancy rates and weighted average remaining lease terms, and maximum leverage ratios.

These limitations restrict our ability to engage in certain business activities, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders. Our secured credit facility also contains cross-default provisions with respect to specified other indebtedness, giving the lenders the right, in certain circumstances, to declare a default if we are in default under other loans. In addition, it will constitute an event of default under our secured credit facility if certain of our executive officers leave our company and are not replaced by an executive officer reasonably acceptable to the lenders within 90 days of such departure.

We intend to continue to incur mortgage indebtedness and other borrowings, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We have financed and intend to continue to finance a portion of the purchase price of our investments in real estate and real estate-related investments by borrowing funds, including borrowings under our secured credit facility. Certain of our properties have been pledged as collateral for our secured credit facility. In the future, we may incur mortgage debt and pledge some or all of our real estate as security for that debt to obtain funds to acquire additional real estate or for working capital. We also may borrow funds to satisfy the REIT qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our ability to incur additional debt and affect our distribution and operating strategies. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace certain members of our management team. These or other limitations may adversely affect our flexibility and our ability to achieve our investment objectives.

High debt levels may cause us to incur higher interest charges, which would result in higher debt service payments and lower amounts available for distributions to our stockholders. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default. For tax purposes, a foreclosure on any of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgage contains cross collateralization or cross default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be materially adversely affected.

Higher mortgage rates and other factors may make it more difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire or require us to sell properties on terms that are not advantageous to us, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

If mortgage debt is unavailable on reasonable terms or at all as a result of increased interest rates or other factors, we may not be able to finance the purchase of properties. In addition, if we place mortgage debt on properties, we run the risk of being unable to refinance such debt when the loans come due, or of being unable to refinance on favorable terms. If mortgage rates are higher when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us, or could result in the foreclosure of such properties. If any of these events occur, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be materially adversely affected.

Failure to hedge effectively against interest rate changes may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may seek to manage our exposure to interest rate risk attributable to variable-rate debt by using interest rate swap arrangements and other derivatives that involve risk, including the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that these arrangements may result in higher interest rates than we would otherwise have. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates. Failure to hedge effectively against interest rate changes may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our costs associated with complying with the Americans with Disabilities Act may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We attempt to acquire properties that comply with the ADA or place the burden on the seller or other third-party, such as a tenant/operator, to ensure compliance with the ADA. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our costs associated with ADA compliance could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event that our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Acquiring or attempting to acquire multiple properties in a single transaction may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

From time to time, we acquire multiple properties in a single transaction. Portfolio acquisitions may be more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in our owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. Moreover, our ability to dispose of properties could be limited by our intention to avoid any “dealer sale” that could be subject to the 100% REIT prohibited transaction tax. To acquire multiple properties in a single transaction, we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns on real property. Any of the foregoing events may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Uninsured losses relating to real estate and lender requirements to obtain insurance may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we do not intend to obtain insurance unless we are required to do so by mortgage lenders. If any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for uninsured losses, we could suffer reduced earnings. In cases where we are required by mortgage lenders to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our properties. Additionally, if we obtain such insurance, the costs associated with owning a property would increase. If any one of the events described above were to occur, it could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Uncertain market conditions relating to the future disposition of properties could cause us to sell our properties at a loss in the future which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We intend to hold our various real estate investments until such time as we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. Our management, subject to the oversight and approval of our board of directors, may exercise its discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time. We generally intend to hold properties for an extended period of time, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Additionally, we may incur prepayment penalties in the event we sell a property subject to a mortgage earlier than we otherwise had planned. Because of the uncertainty of market conditions that may affect the future disposition of our properties, and the potential payment of prepayment penalties upon such disposition, we cannot assure you that we will be able to sell our properties at a profit in the future, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

If we sell properties by providing financing to purchasers, defaults by the purchasers could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default on its obligations under the financing. Even in the absence of a purchaser default, the distribution of sale proceeds, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

The mortgage loans that we have made and may make or purchase in the future may be impacted by unfavorable real estate market conditions, which could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

As of the date of this prospectus, we have one $10.0 million mortgage loan, and we may make or purchase additional mortgage loans in the future. Such investments involve special risks relating to the particular borrower, and we are at risk of loss on those investments, including losses as a result of defaults on mortgage loans. These losses may be caused by many conditions beyond our control, including economic conditions affecting real estate values, tenant/operator defaults and lease expirations, interest rate levels and the other economic and liability risks associated with real estate. If we acquire property by foreclosure following defaults under our mortgage loans, we will have the economic and liability risks as the owner of such property. We do not know whether the values of the healthcare property securing any of our mortgage loans will remain at the levels existing on the dates we initially purchased the mortgage loan. If the values of the underlying healthcare properties drop or the borrower defaults, our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to successfully foreclose on the collateral securing our real estate-related loans and other investments we intend to make, and, even if we are successful in our foreclosure efforts, we may be unable to successfully sell any acquired equity interests or reposition any acquired properties, which may adversely affect our ability to recover our investments.

If a borrower defaults under mortgage or other secured loans for which we are the lender, we may attempt to foreclose on the collateral securing those loans, including by acquiring the pledged equity interests or acquiring title to the subject properties, to protect our investment. In response, the defaulting borrower may contest our enforcement of foreclosure or other available remedies, seek bankruptcy protection against our exercise of enforcement or other available remedies, or bring claims against us for lender liability. If a defaulting borrower seeks bankruptcy protection, the automatic stay provisions of the U.S. Bankruptcy Code would preclude us from enforcing foreclosure or other available remedies against the borrower unless relief is first obtained from the court with jurisdiction over the bankruptcy case. In addition, we are, and in the future may be, subject to intercreditor agreements that delay, impact, govern or limit our ability to foreclose on a lien securing a loan or otherwise delay or limit our pursuit of our rights and remedies. Any such delay or limit on our ability to pursue our rights or remedies could materially and adversely affect our business, results of operations and ability to make distributions to our stockholders. Even if we successfully foreclose on the collateral securing our mortgage loans and other investments, foreclosure-related costs, high loan-to-value ratios or declines in equity or property value could prevent us from realizing the full amount of our secured loans, and we could be required to write the asset down to its fair value and record an impairment charge for such losses. Moreover, we may acquire equity interests that we are unable to sell due to securities law restrictions or otherwise, and we may acquire title to properties that we are unable to reposition with new tenants or operators on a timely basis, if at all, or without making improvements or repairs to the properties at a significant expense. Any delay or costs incurred in repositioning the properties could adversely affect our ability to recover our investments.

Hedging against interest rate exposure may adversely affect us.

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exemption from registration under the 1940 Act, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. The goal of our interest rate management strategy is to minimize or eliminate the effects of interest rate changes on the value of our assets, to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a favorable spread between the yield on our assets and the cost of financing such assets. We can provide no assurances, however, that our efforts to manage interest rate and foreign currency exchange rate volatility will successfully mitigate the risks of such volatility on our portfolio. These agreements involve the risks that these arrangements may fail to protect or adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	the duration of the hedge may not match the duration of the related liability;

•	the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

As a result of any of the foregoing, our hedging transactions, which are intended to limit losses, could have a material adverse effect on us.

The terms of joint venture agreements or other joint ownership arrangements into which we may enter could impair our operating flexibility and could adversely affect our business, financial condition and results of our operations and our ability to make distributions to our stockholders.

We may enter into joint ventures with affiliates and/or third parties to acquire or improve properties. We may also purchase properties in partnerships, co-tenancies or other co-ownership arrangements. For example, we own Lakeway Hospital in a consolidated partnership between us and local physicians and non-physician investors. Such investments may involve risks not otherwise present when acquiring real estate directly, including the following:

•	a co-venturer, co-owner or partner may have certain approval rights over major decisions, which may prevent us from taking actions that are in our best interest but opposed by our partners, co-owners or co-venturers;

•	a co-venturer, co-owner or partner may at any time have economic or business interests or goals, which are, or become, inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint venture or the timing of termination or liquidation of the joint venture;

•	a co-venturer, co-owner or partner in an investment may become insolvent or bankrupt (in which event we and any other remaining partners or members would generally remain liable for the liabilities of the partnership or joint venture);

•	we may incur liabilities as a result of an action taken by our co-venturer, co-owner or partner;

•	a co-venturer, co-owner or partner may be in a position to take actions contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT;

•	agreements governing joint ventures, limited liability companies and partnerships often contain restrictions on the transfer of a member’s or partner’s interest or “buy-sell” or other provisions that may result in a purchase or sale of the interest at a disadvantageous time or on disadvantageous terms;

•	disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the applicable joint venture to additional risk; and

•	that under certain joint venture arrangements, neither joint venture partner may have the power to control the venture, and an impasse could be reached, which might have a negative influence on the joint venture.

If any of the foregoing were to occur, our financial condition, results of operations and cash available for distribution to our stockholders could be adversely affected.

Risks Related to the Healthcare Industry

Adverse trends in healthcare provider operations may negatively affect the operations at our properties, which in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We believe the healthcare industry is currently experiencing the following trends:

•	changes in the demand for and methods of delivering healthcare services;

•	changes in third-party reimbursement policies;

•	significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas;

•	increased expense for uninsured patients;

•	increased competition among healthcare providers;

•	increased liability insurance expense;

•	continued pressure by private and governmental payors to reduce payments to providers of services; and

•	increased scrutiny of billing, referral and other practices by federal and state authorities and private insurers.

These factors may materially adversely affect the economic performance of some or all of our tenants/operators, which in turn could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our tenants, operators, borrowers, guarantors and managers may be adversely affected by healthcare regulation and enforcement.

The regulatory environment of the long-term healthcare industry has generally intensified over time both in the amount and type of regulations and in the efforts to enforce those regulations. The extensive federal, state and local laws and regulations affecting the healthcare industry include those relating to, among other things, licensure, conduct of operations, ownership of facilities, addition of facilities and equipment, allowable costs, services, prices for services, qualified beneficiaries, quality of care, patient rights, fraudulent or abusive behavior, and financial and other arrangements that may be entered into by healthcare providers. Moreover, changes in enforcement policies by federal and state governments have resulted in an increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments for new admissions, civil monetary penalties and even criminal penalties. See “Our Business—Regulation—Healthcare Regulatory Matters.” We are unable to predict the scope of future federal, state and local regulations and legislation, including the Medicare and Medicaid statutes and regulations, or the intensity of enforcement efforts with respect to such regulations and legislation, and any changes in the regulatory framework could have a material adverse effect on our tenants, operators, guarantors and managers, which, in turn, could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Further, if our tenants, operators, borrowers, guarantors and managers fail to comply with the extensive laws, regulations and other requirements applicable to their businesses and the operation of our properties (some of which are discussed below), they could become ineligible to receive reimbursement from governmental and private third-party payor programs, face bans on admissions of new patients or residents, suffer civil or criminal penalties or be required to make significant changes to their operations. Our tenants, operators, borrowers, guarantors and managers also could be forced to expend considerable resources responding to an investigation or other enforcement action under applicable laws or regulations. In such event, the results of operations and financial condition of our tenants, operators, borrowers, guarantors and managers and the results of operations of our properties operated or managed by those entities could be adversely affected, which, in turn, could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

All healthcare providers are subject to the Federal Anti-Kickback Statute, which generally prohibits persons from offering, providing, soliciting, or receiving remuneration to induce either the referral of an individual or the furnishing of a good or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Certain healthcare facilities are also subject to the Federal Ethics in Patient Referral Act of 1989, commonly referred to as the Stark Law. The Stark Law generally prohibits the submission of claims to Medicare for payment if the claim results from a physician referral for certain designated services and the physician has a financial relationship with the health service provider that does not qualify under one of the exceptions for a financial relationship under the Stark Law. Similar prohibitions on kickbacks, physician self-referrals and submission of claims apply to state Medicaid programs, and may also apply to private payors under state laws. Violations of these laws subject persons and entities to termination from participation in Medicare, Medicaid and other federally funded healthcare programs or result in the imposition of treble damages and fines or other penalties. Healthcare facilities and providers may also experience an increase in medical record reviews from a host of government agencies and contractors, including the HHS Office of the Inspector General, the Department of Justice, Zone Program Integrity Contractors, and Recovery Audit Contractors.

Other laws that impact how our operators conduct their operations include: federal and state laws designed to protect the confidentiality and security of patient health information; state and local licensure laws; laws protecting consumers against deceptive practices; laws generally affecting our operators’ management of property and equipment and how our operators generally conduct their operations, such as fire, health and safety, and environmental laws; federal and state laws affecting assisted living facilities mandating quality of services and care, and quality of food service; resident rights (including abuse and neglect laws); and health standards set by the federal Occupational Safety and Health Administration. For example, HIPAA imposes extensive requirements on the way in which certain healthcare entities use, disclose, and safeguard protected health information (as that term is defined under HIPAA), including requirements to protect the integrity, availability, and confidentiality of electronic medical records. Many of these obligations were expanded under the HITECH Act. In order to comply with HIPAA and the HITECH Act, covered entities often must undertake significant operational and technical implementation efforts. Operators also may face significant financial exposure if they fail to maintain the privacy and security of medical records, personal health information about individuals, or protected health information. The HITECH Act strengthened the HHS Secretary’s authority to impose civil money penalties for HIPAA violations occurring after February 18, 2009. The HITECH Act directs the HHS Secretary to provide for periodic audits to ensure covered entities and their business associates (as that term is defined under HIPAA) comply with the applicable HITECH Act requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action. In October 2009, the Office for Civil Rights, or OCR, issued an interim final rule which conformed HIPAA enforcement regulations to the HITECH Act, increasing the maximum penalty for multiple violations of a single requirement or prohibition to $1.5 million. Higher penalties may accrue for violations of multiple requirements or prohibitions. HIPAA violations are also potentially subject to criminal penalties. Additionally, on January 25, 2013, OCR promulgated a final rule that expands the applicability of and requirements under HIPAA and the HITECH Act and strengthens the government’s ability to enforce these laws. Generally, covered entities and business associates were required to come into compliance with the final rule by September 23, 2013, though certain exceptions may apply. We cannot predict the effect additional costs to comply with these laws may have on the expenses of our operators and their ability to meet their obligations to us. For additional information on healthcare regulation and enforcement, see “Our Business—Regulation—Healthcare Regulatory Matters.”

We are unable to predict the impact of the Affordable Care Act, which represents a significant change to the healthcare industry.

The Affordable Care Act has changed how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, reductions in Medicare and Medicaid Disproportionate Share Hospital, or DSH, payments, and expanding efforts to tie reimbursement to quality and efficiency. In addition, the law reforms certain aspects of health insurance, contains provisions intended to strengthen fraud and abuse enforcement, and encourages the development of new payment models, including the creation of Accountable Care Organizations, or ACOs.

Our tenants/operators may be negatively impacted by the law’s payment reductions, and it is uncertain what reimbursement rates will apply to coverage purchased through the exchanges. We cannot predict the full impact of the Affordable Care Act on our operators and tenants and, thus, our business due to the law’s complexity, limited implementing regulations and interpretive guidance, gradual and delayed implementation, and our inability to foresee how individuals, states and businesses will respond to the choices afforded them by the law throughout its gradual implementation. Further, it is unclear how remaining or any new efforts to repeal or revise the Affordable Care Act will be resolved or what the impact would be of any resulting changes to the law.

Our tenants/operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us and, thus, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

As is typical in the healthcare industry, our tenants/operators may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants/operators may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by tenants/operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants/operators due to state law prohibitions or limitations of availability. As a result, these types of tenants/operators of our healthcare properties operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is generally not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant/operator’s financial condition. In particular, the Lakeway Operator, which is one of our largest tenants and which contributed approximately $5.6 million in incremental AFFO for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based on a stabilized monthly rent of $1.1 million, is the defendant in a lawsuit in which an $11.0 million judgment has been awarded to the plaintiff, which is currently under appeal. We have agreed to provide a surety bond in the amount of $9.4 million that stands behind the Lakeway Operator in the event that the judgment is upheld and it is unable to fund the entire amount of the judgment. The Lakeway Operator will be required to repay in full any amounts funded by us. If the Lakeway Operator is not successful in the appeal, it could have an adverse effect on its financial condition, cash flow and ability to meet its obligations to us. If a tenant/operator is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant/operator is required to pay uninsured punitive damages, or if a tenant/operator is subject to an uninsurable government enforcement action, the tenant/operator could be exposed to substantial additional liabilities, which may affect the tenant/operator’s ability to pay rent to us, which in turn could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Merger and acquisition activity or consolidation in the healthcare industries resulting in a change of control of, or a competitor’s investment in, one or more of our tenants, operators or managers could have a material adverse effect on us.

The healthcare industries have recently experienced increased consolidation, including among owners of real estate and care providers. We compete with other healthcare REITs, healthcare providers, healthcare lenders, real estate partnerships, banks, insurance companies, private equity firms and other investors that pursue a variety of investments, which may include investments in our tenants, operators, borrowers or managers. A competitor’s investment in one of our tenants, operators or managers could enable our competitor to influence that tenant’s, operator’s, borrower’s or manager’s business and strategy in a manner that impairs our relationship with the tenant, operator, borrower or manager or is otherwise adverse to our interests. Depending on our contractual agreements and the specific facts and circumstances, we may have the right to consent to, or otherwise exercise rights and remedies, including termination rights, on account of, a competitor’s investment in, a change of control of, or other transactions impacting a tenant, operator or manager. In deciding whether to exercise our rights and remedies, including termination rights, we assess numerous factors, including legal, contractual, regulatory, business and other relevant considerations. In addition, in connection with any change of control of a tenant, operator or manager, the tenant’s, operator’s, borrower’s or manager’s management team may change, which could lead to a change in the tenant’s, operator’s, borrower’s or manager’s strategy or adversely affect the business of the tenant, operator or manager, either of which could have a material adverse effect on us.

Risks Related to Our Organizational Structure

BlueMountain has the ability to exercise substantial influence over us, including the approval of certain acquisitions and certain issuances of equity.

As of the date of this prospectus, BlueMountain owns approximately 23.1% of the outstanding shares of our common stock. In addition, BlueMountain has designated two of the members of our board of directors and will have a continuing right to designate one or two of our directors, who will serve on our investment committee, as described under “Management.” BlueMountain and its two board designees have substantial influence over us, including the ability to veto certain of our acquisitions and certain equity offerings and any changes to the size of our board of directors, and the concentration of ownership by BlueMountain in us may influence the outcome of any matters submitted to our stockholders for approval.

The stock ownership limits imposed by the Code for REITs and our charter may restrict stock transfers and/or business combination opportunities, particularly if our management and board of directors do not favor a combination proposal.

In order for us to qualify and maintain our qualification as a REIT under the Code, not more than 50% of the value of the outstanding shares of our capital stock may be owned, directly or indirectly, including through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) at any time during the last half of a taxable year (other than the first year for which we qualify and elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our capital stock, in each case excluding any shares of our capital stock that are not treated as outstanding for U.S. federal income tax purposes. Our board of directors may, in its sole discretion, grant an exemption to the stock ownership limits, subject to certain conditions and the receipt by our board of directors of certain representations and undertakings.

Our charter also prohibits any person from (1) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT, including, but not limited to, as a result of any person that operates a “qualified healthcare property” on behalf of a TRS failing to qualify as an “eligible independent contractor” (as defined in Section 856(d)(9)(A) of the Code), or us having significant non-qualifying income from “related” parties, or (2) transferring shares of our capital stock if such transfer would result in us being owned by fewer than 100 persons (determined without regard to any rules of attribution). The stock ownership limits contained in our charter key off the ownership at any time by any “person,” which term includes entities, and take into account direct and indirect ownership as determined under various ownership attribution rules in the Code. The stock ownership limits also might delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our authorized but unissued common stock and preferred stock may prevent a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of shares of our common stock or the number of shares of any class or series of preferred stock that we have authority to issue and classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of common stock or preferred stock that could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from seeking change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or any affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter impose fair price and/or supermajority voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, except solely by virtue of a revocable proxy, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt from the business combination provisions of the MGCL, any business combination between us and any person and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt in to the control share provisions of the MGCL at any time in the future.

Additionally, certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently employ. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring, or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price. Our charter contains a provision whereby we elect to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our charter, our bylaws and Maryland law also contain other provisions, including the provisions of our charter on removal of directors and the advance notice provisions of our bylaws, that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our board of directors may change our business, investment and financing strategies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. As the market evolves, we may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our properties or the types of assets in which we seek to invest, may increase our exposure to real estate market fluctuations. In addition, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy is changed, we may in the future become highly leveraged, which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. Furthermore, as the market evolves, our board may determine that healthcare properties do not offer the potential for attractive risk-adjusted returns for an investment strategy. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our strategies with regard to the foregoing could materially and adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event that we take certain actions which are not in our stockholders’ best interests.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner that he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under the MGCL, directors are presumed to have acted with this standard of care. As permitted by Maryland law, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter and bylaws obligate us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We also have entered into indemnification agreements with our officers and directors granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter, bylaws and indemnification agreements or that might exist for other public companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Termination of the employment agreements with our executive officers could be costly and prevent a change in our control.

The employment agreements that we entered into with each of our executive officers provide that, if their employment with us terminates under certain circumstances (including upon a change in our control), we may be required to pay them significant amounts of severance compensation, including accelerated vesting of equity awards, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in our control that might involve a premium paid for our common stock or otherwise be in the best interests of our stockholders.

Conflicts of interest could arise between the interests of our stockholders and the interests of holders of OP units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest could arise as a result of the relationships between us, on the one hand, and our operating partnership or any limited partner thereof, on the other. Our directors and officers have duties to us and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as the sole member of the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our duties as the sole member of the general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company and our stockholders. These conflicts may be resolved in a manner that is not in the best interests of our stockholders.

Federal Income Tax Risks

Failure to maintain our qualification as a REIT for U.S. federal income tax purposes would subject us to U.S. federal income tax on our taxable income at regular corporate rates, which would substantially reduce our ability to make distributions to our stockholders.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2014. To maintain our qualification as a REIT, we must meet various requirements set forth in the Code concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions. The REIT qualification requirements are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the U.S. federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our board of directors to determine that it is not in our best interest to qualify as a REIT or revoke our REIT election, which it may do without stockholder approval.

Although we do not expect to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, we will receive an opinion prior to the effectiveness of this registration statement from our legal counsel, Morrison & Foerster LLP, that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable years ended December 31, 2014 through December 31, 2015, and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws. Investors should be aware that Morrison & Foerster LLP’s opinion will be based on the U.S. federal income tax laws governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not be binding on the IRS or any court, and will speak only as of the date issued. In addition, Morrison & Foerster LLP’s opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve, among other things, the percentage of our gross income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. Morrison & Foerster LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Morrison & Foerster LLP’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification.

If we fail to qualify as a REIT for any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. In addition, we generally would be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution because of the additional tax liability. In addition, distributions would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

As a result of all these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital, and would substantially reduce our ability to make distributions to you.

Our ability to qualify as a REIT could be adversely affected by our ownership of a health care facility if we lease a healthcare facility to a TRS lessee and such lease is not respected as a true lease for U.S. federal income tax purposes, if our TRS lessee fails to qualify as a “taxable REIT subsidiary,” or if the operator of the health care facility does not qualify as an “eligible independent contractor.”

We may lease health care facilities to a TRS. If a lease of a health care facility to a TRS lessee is not respected as a true lease for U.S. federal income tax purposes, we may fail to qualify as a REIT. For the rent paid pursuant to any leases of health care facilities to a TRS lessee to qualify for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as a service contracts, joint ventures or some other type of arrangements. We intend to structure any leases of health care facilities to a TRS lessee so that the leases will be respected as true leases for U.S. federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization.

If a TRS fails to qualify as a “taxable REIT subsidiary” under the Code, we could fail to qualify as a REIT. Rent paid by a lessee that is a “related party tenant” is not qualifying income for purposes of the 75% and 95% gross income tests applicable to REITs. So long as the TRS lessee qualifies as a TRS, it will not be treated as a “related party tenant” with respect to our properties that are managed by an eligible independent contractor. We believe that our TRS qualifies to be treated as a TRS for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge the status of our TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge.

If a given health care facility management company does not qualify as an “eligible independent contractor” or if a given health care facility is not a “qualified health care property,” we could fail to qualify as a REIT. Each property with respect to which our TRS lessee pays rent must be a “qualified health care property.” The REIT provisions of the Code provide only limited guidance for making determinations under the requirements for “qualified health care properties” and there can be no assurance that these requirements will be satisfied in all cases. Any health care facility management company that enters into a management contract with a TRS lessee must qualify as an “eligible independent contractor” under the REIT rules in order for the rent paid to us by our TRS to be qualifying income for our REIT income test requirements. Complex ownership attribution rules apply for purposes of these ownership thresholds. Although we intend to monitor ownership of our stock by operators of our health care facilities and their owners, and certain provisions of our charter are designed to prevent ownership of our stock in violation of these rules, there can be no assurance that these ownership levels will not be exceeded.

The IRS may challenge the valuation of our assets and securities or the real estate collateral for the mortgage or mezzanine loans that we may originate and may contend that our ownership of such assets violates one or more of the asset tests applicable to REITs.

We believe that the assets that we hold satisfy the asset test requirements. We will not obtain, nor are we required to obtain under the U.S. federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for the mortgage or mezzanine loans that we may originate. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

To qualify as a REIT and to avoid the payment of U.S. federal income and excise taxes, we may be forced to borrow funds, use proceeds from the issuance of securities, pay taxable dividends of our stock or debt securities or sell assets to make distributions, which may result in our distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds, use proceeds from the issuance of securities, pay taxable dividends of our stock or debt securities or sell assets in order to distribute enough of our taxable income to qualify or maintain our qualification as a REIT and to avoid the payment of U.S. federal income and excise taxes.

Future sales of properties may result in penalty taxes, or may be made through TRSs, each of which would diminish the return to you.

It is possible that one or more sales of our properties may be “prohibited transactions” under provisions of the Code. If we are deemed to have engaged in a “prohibited transaction” (i.e., we sell a property held by us primarily for sale in the ordinary course of our trade or business), all income that we derive from such sale would be subject to a 100% tax. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale. It is entirely possible, if not likely, that the sale of one or more of our properties will not fall within the prohibited transaction safe harbor.

If we acquire a property that we anticipate will not fall within the safe harbor from the 100% penalty tax upon disposition, we may acquire such property through a TRS in order to avoid the possibility that the sale of such property will be a prohibited transaction and subject to the 100% penalty tax. If we already own such a property directly or indirectly through an entity other than a TRS, we may contribute the property to a TRS. Though a sale of such property by a TRS likely would mitigate the risk of incurring a 100% penalty tax, the TRS itself would be subject to regular corporate income tax at the U.S. federal level, and potentially at the state and local levels, on the gain recognized on the sale of the property as well as any income earned while the property is operated by the TRS. Such tax would diminish the amount of proceeds from the sale of such property ultimately distributable to you.

Our ability to use TRSs in the foregoing manner is subject to limitation. Among other things, the value of our securities in TRSs may not exceed 25% (20% for taxable years beginning after December 31, 2017) of the value of our assets and dividends from our TRSs, when aggregated with all other non-real estate income with respect to any one year, generally may not exceed 25% (20% for taxable years beginning after December 31, 2017) of our gross income with respect to such year. No assurances can be provided that we would be able to successfully avoid the 100% penalty tax through the use of TRSs.

In certain circumstances, we and/or our subsidiaries may be subject to U.S. federal and state income taxes, which would reduce our cash available for distribution to our stockholders.

Even if we qualify as a REIT, we may be subject to U.S. federal income taxes or state taxes. As discussed above, net income from a “prohibited transaction” will be subject to a 100% penalty tax. To the extent we satisfy the distribution requirements applicable to REITs, but distribute less than 100% of our taxable income, we will be subject to U.S. federal income tax at regular corporate rates on our undistributed income. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain capital gains we earn from the sale or other disposition of our properties and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, our stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to our stockholders. In addition, our TRS, MedEquities Realty TRS, LLC, will be subject to corporate-level tax.

The ability of our board of directors to revoke or otherwise terminate our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income at regular corporate rates and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

If our operating partnership were taxable as a corporation for U.S. federal income tax purposes, we would fail to qualify as a REIT and would suffer other adverse tax consequences.

If additional partners are admitted to our operating partnership, we intend for our operating partnership to be treated as a partnership for U.S. federal income tax purposes. If the IRS were to successfully challenge the status of our operating partnership as a partnership, however, our operating partnership generally would be taxable as a corporation. In such event, we likely would fail to qualify as a REIT for U.S. federal income tax purposes, and the resulting corporate income tax burden would reduce the amount of distributions that our operating partnership could make to us. This would substantially reduce the cash available to make distributions to our stockholders.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans for which the IRS has provided a safe harbor but not rules of substantive law. In IRS Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets certain requirements, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and gross income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

Complying with the REIT requirements may limit our ability to hedge risk effectively.

The REIT provisions of the Code may limit our ability to hedge our liabilities effectively. In general, income from hedging transactions does not constitute qualifying income for purposes of the 75% and 95% gross income tests applicable to REITs. However, to the extent, we enter into a hedging contract to reduce interest rate risk or foreign currency risk on indebtedness incurred to acquire or carry real estate assets, any income we derive from the contract would be excluded from gross income for purposes of calculating the REIT 75% and 95% gross income tests if specified requirements are met. Consequently, we may have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This may leave us exposed to greater risks than we would otherwise want to bear and could increase the cost of our hedging activities because a TRS would be subject to tax on the income therefrom.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or sell properties earlier than we wish.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to forego or liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

We may make distributions consisting of both stock and cash, in which case stockholders may be required to pay income taxes in excess of the cash distributions they receive.

We may make distributions that are paid in cash and stock at the election of each stockholder and may distribute other forms of taxable stock dividends. Taxable stockholders receiving such distributions will be required to include the full amount of the distributions as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such distributions in excess of the cash received. If a stockholder sells the stock that it receives in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, in the case of certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to taxable dividends, including taxable dividends that are paid in stock. In addition, if a significant number of our stockholders decide to sell their stock in order to pay taxes owed with respect to taxable stock dividends, it may put downward pressure on the trading price of our stock.

You may be restricted from acquiring or transferring certain amounts of our common stock.

Certain provisions of the Code and the stock ownership limits in our charter may inhibit market activity in our stock and restrict our business combination opportunities. In order to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our stock under this requirement. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our stock.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of such ownership limit would result in our failing to qualify as a REIT.

Dividends paid by REITs generally do not qualify for the favorable tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to qualified dividend income paid to U.S. stockholders that are individuals, trusts and estates currently is 20%. Dividends paid by REITs generally are not eligible for such maximum tax rate. Although the favorable tax rates applicable to qualified dividend income do not adversely affect the taxation of REITs or dividends paid by REITs, such favorable tax rates could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Legislative or regulatory action with respect to taxes could adversely affect the returns to our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the U.S. federal income tax laws applicable to investments similar to an investment in our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our stock or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

See “Material U.S. Federal Income Tax Considerations” for a more detailed discussion of these and other material U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of our common stock.

Risks Related to Ownership of Our Common Stock

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop and be sustained following this offering.

Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The trading volume and market price of our common stock may be volatile and could decline substantially.

Even if an active trading market develops and is sustained for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which you purchased them. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future, including as a result of factors unrelated to our operating performance or prospects. In particular, the market price of our common stock could be subject to wide fluctuations in response to a number of factors, including, among others, the following:

•	actual or anticipated differences in our operating results, liquidity, or financial condition;

•	changes in our revenues, FFO, AFFO or earnings estimates;

•	publication of research reports about us, our properties, the healthcare industry or overall real estate market;

•	increases in market interest rates that lead purchasers of our common stock to demand a higher yield;

•	additions and departures of key personnel;

•	the performance and market valuations of other similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	actions by institutional stockholders;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	the realization of any of the other risk factors presented in this prospectus;

•	speculation in the press or investment community;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	changes in accounting principles;

•	investor confidence in the stock and bond markets generally;

•	future equity issuances;

•	failure to meet and maintain REIT qualification and requirements;

•	low trading volume of our stock;

•	terrorist acts; and

•	general market and economic conditions, including factors unrelated to our operating performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their common stock. If the market price of our common stock is volatile and this type of litigation is brought against us, it could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Common stock eligible for future sale could have an adverse effect on the value of our common stock.

In connection with the initial private placement, we entered into a registration rights agreement requiring us to use commercially reasonable efforts to cause a resale shelf registration statement with respect to the shares sold in that private placement to become effective under the Securities Act as soon as practicable after filing, and in any event, subject to certain exceptions, no later than April 30, 2016 (or, if we complete our initial public offering prior to April 30, 2016, on a date that is on or before 60 days after the completion of this offering). As a result, holders of shares of our common stock acquired in the initial private placement have registration rights that obligate us to register their shares under the Securities Act. We are filing the registration statement of which this prospectus forms a part pursuant to this contractual obligation. Once we register the shares, they can be freely sold in the public market, subject to any applicable lock-up agreements. See “Shares Eligible for Future Sale.” Future sales by these holders of our common stock, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our common stock. In particular, as of the date of this prospectus, BlueMountain owns 23.1% of the outstanding shares of our common stock, and has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of our initial public offering, without payment by us of any underwriting discount or commissions. If BlueMountain sells all or a substantial portion of their shares, it could have a material adverse impact on the market price of our common stock.

From time to time we also intend to issue additional shares of common stock or OP units, which, at our option, may be redeemed for shares of our common stock, in connection with the acquisition of investments, as compensation or otherwise, and we may grant additional registration rights in connection with such issuances.

We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of the common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market price of our common stock.

We have not established a minimum dividend payment level and we cannot assure you of our ability to pay dividends in the future or the amount of any dividends.

We have not established a minimum distribution payment level, and our ability to make distributions to our stockholders may be adversely affected by the risk factors described in this prospectus. Until our portfolio of assets generates sufficient income and cash flow, we could be required to fund distributions from working capital, sell assets or borrow funds. To the extent that we are required to sell assets in adverse market conditions or borrow funds at unfavorable rates, our results of operations could be materially and adversely affected.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon liquidation, or future issuances of equity securities (including OP units), which would dilute our existing stockholders and may be senior to our common stock for purposes of making distributions, may adversely affect the market price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. If we incur debt in the future, our future interest costs could increase and adversely affect our liquidity, FFO, AFFO and results of operations. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis; however, BlueMountain has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of the initial public offering, without payment by us of any underwriting discount or commissions. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including OP units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of our common stock. Our preferred stock, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

Increases in market interest rates may reduce demand for our common stock and result in a decline in the market price of our common stock.

The market price of our common stock may be influenced by the distribution yield on our common stock (i.e., the amount of our annual distributions as a percentage of the market price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently low compared to historical levels, may lead prospective purchasers of our common stock to expect a higher distribution yield, which we may not be able, or may choose not, to provide. Higher interest rates would also likely increase our borrowing costs and decrease our operating results and cash available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus are “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. This prospectus also contains forward-looking statements by third parties relating to market and industry data and forecasts; forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations, FFO, AFFO, our strategic plans and objectives, cost management, potential property acquisitions, anticipated capital expenditures (and access to capital), amounts of anticipated cash distributions to our stockholders in the future and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and other similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and/or could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	risks and uncertainties related to the national, state and local economies, particularly the economies of Texas, California, Nevada and South Carolina, and the real estate and healthcare industries in general;

•	our limited operating history;

•	our ability to acquire our properties under contract;

•	the ability of certain of our tenants to improve their operating results, which may not occur on the schedule or to the extent that we anticipate, or at all;

•	availability and terms of capital and financing, including our ability to extend the maturity date under our credit facility;

•	the impact of existing and future healthcare reform legislation on our tenants, borrowers and guarantors;

•	adverse trends in the healthcare industry, including, but not limited to, changes relating to reimbursements available to our tenants by government or private payors;

•	our tenants’ ability to make rent payments, particularly those tenants comprising a significant portion of our portfolio and those tenants occupying recently developed properties;

•	our guarantors’ ability to ensure rent payments;

•	our possible failure to maintain our qualification as a REIT and the risk of changes in laws governing REITs;

•	our dependence upon key personnel whose continued service is not guaranteed;

•	availability of appropriate acquisition, development and redevelopment opportunities;

•	ability to source off-market and target-marketed deal flow;

•	fluctuations in mortgage and interest rates;

•	risks and uncertainties associated with property ownership and development;

•	failure to integrate acquisitions successfully;

•	potential liability for uninsured losses and environmental liabilities; and

•	the potential need to fund improvements or other capital expenditures out of operating cash flow.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully read the section entitled “Risk Factors” in this prospectus. New risks and uncertainties may also emerge from time to time that could materially and adversely affect us.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. However, we have agreed to pay all expenses relating to the registration of the shares, other than any brokers’ or underwriters’ discounts and commissions.

DISTRIBUTION POLICY

To satisfy the requirements to qualify as a REIT, and to avoid paying tax on our income, we intend to make regular quarterly distributions of all, or substantially all, of our REIT taxable income to our stockholders. For the period from April 23, 2014 (inception) to December 31, 2014, and for the year ended December 31, 2015, we declared total dividends to our common stockholders of $2.2 million and $9.8 million, respectively. Any future distributions we make will be at the sole discretion of our board of directors and will depend upon a number of factors, including our actual and projected results of operations, the cash flow generated by our operations, FFO, AFFO, liquidity, our operating expenses, our debt service requirements, capital expenditure requirements for the properties in our portfolio, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, restrictions on making distributions under Maryland law and such other factors as our board of directors deems relevant. We cannot assure you that our distribution policy will not change in the future. For more information regarding risk factors that could materially adversely affect our ability to make distributions to our stockholders, please see “Risk Factors.”

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may constitute a return of capital or may be designated by us as qualified dividend income or capital gain. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted tax basis of the common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Considerations.”

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2014. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, including net capital gain. For more information, please see “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will allow us to satisfy the annual distribution requirements applicable to REITs and to avoid the payment of tax on undistributed taxable income. However, under some circumstances, our cash available for distribution may be less than the amount required to meet the annual distribution requirements applicable to REITs, and we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make certain distributions. We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our common stock to enable us to satisfy the annual distribution requirements applicable to REITs and to avoid the payment of tax on our undistributed taxable income. We currently have no intention to make taxable distributions of our common stock or debt securities. However, to the extent that you receive a taxable distribution of our common stock or debt securities, you will be taxed on such securities as if you had received the equivalent value in cash. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the securities received. To the extent not inconsistent with our intention to qualify as a REIT, we may cause any TRS that we may organize to retain any earnings that it accumulates.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables set forth selected financial and operating data based on (i) our historical consolidated balance sheets as of December 31, 2015 and December 31, 2014, (ii) our unaudited pro forma consolidated balance sheet as of December 31, 2015, (iii) our historical consolidated statements of operations for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014 and (iv) our unaudited pro forma consolidated statement of operations for the year ended December 31, 2015. We have not presented any other historical financial data because, prior to the completion of the common stock private placements on July 31, 2014, we did not have any corporate activity since our formation other than the issuance of 1,000 shares of our common stock in connection with the initial capitalization of the Company on May 5, 2014.

The unaudited pro forma financial and operating data have been derived from our historical consolidated financial statements. The unaudited pro forma consolidated balance sheet as of December 31, 2015 is presented to reflect adjustments to our historical balance sheet as if our initial public offering and the BlueMountain Private Placement described herein were completed on December 31, 2015. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 is presented as if our initial public offering, the BlueMountain Private Placement and certain real estate property acquisitions described herein were completed on the first day of the annual period presented.

You should read the following selected financial and operating data in conjunction with: (i) our historical consolidated balance sheets as of December 31, 2015 and December 31, 2014 and our historical consolidated statements of operations for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014; (ii) our unaudited pro forma consolidated financial statements; and (iii) the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma financial and operating data are presented for informational purposes only and are not necessarily indicative of what our actual financial position would have been as of December 31, 2015 assuming our initial public offering and the BlueMountain Private Placement had been completed on December 31, 2015, what actual results of operations would have been for the year ended December 31, 2015 assuming our initial public offering, the BlueMountain Private Placement and certain real estate property acquisitions were completed on the first day of the annual period presented, and are not indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

Consolidated Balance Sheet Data

(in thousands)

	As of December 31, 2015		As of December 31, 2014
	Pro Forma	Historical
	(unaudited)
Assets
Total real estate properties, net	$493,681	$493,681	$111,900
Mortgage notes receivable, net	9,909	9,909	77,727
Total assets		543,667	211,033

Liabilities and Equity
Total liabilities		272,422	61,156
Total MedEquities Realty Trust, Inc. stockholders’ equity		266,698	149,877
Total liabilities and equity	$	$543,667	$211,033

Consolidated Income Statement Data

(in thousands, except per share data)

	Year ended December 31, 2015			Historical for the period from April 23, 2014 (inception) to December 31, 2014
	Pro Forma		Historical
	(unaudited)
Revenues
Rental income		$59,083	$41,484	$4,316
Interest on mortgage notes receivable		918	2,717	1,078
Interest on note receivable		237	237	53

Total revenues		60,238	44,438	5,447
Expenses
Depreciation and amortization		14,951	9,969	1,273
Property related		1,205	1,205	308
Acquisition costs		417	417	192
Start-up costs		—	—	888
Franchise, excise, and other taxes		338	338	72
General and administrative		8,628	8,628	2,391

Total operating expenses		25,539	20,557	5,124

Operating income		34,699	23,881	323
Other income (expense)
Interest and other income		12	12	17
Interest expense			(7,163)	(317)

Net other income (expense)			(7,151)	(300)

Net income	$		$16,730	$23

Less: Preferred stock dividends		—	(7,835)	—
Less: Net income attributable to non-controlling interests		(5,429)	(4,029)	—

Net income attributable to common stockholders	$		$4,866	$23

Earnings per share—basic and diluted
Net income (loss) attributable to common stockholders	$		$0.42	$(0.00)
Weighted average shares outstanding:
Basic and diluted			10,948	10,918
Dividends declared per common share			$0.85	$0.20

Other Data

(in thousands, unaudited)

	Year ended December 31, 2015		Historical for the period from April 23, 2014 (inception) to December 31, 2014
	Pro Forma	Historical
FFO attributable to common stockholders(1)	$	$14,179	$1,291
AFFO attributable to common stockholders(1)		12,419	2,545

(1)	For definitions and reconciliations of net income (loss) attributable to common stockholders to FFO and AFFO, as well as a statement disclosing the reasons why our management believes that FFO and AFFO provide useful information to investors and, to the extent material, any additional purposes for which our management uses FFO and AFFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were formed on April 23, 2014 and did not commence revenue generating operations until July 31, 2014. Therefore, we do not have any historical operations to discuss other than for the period from April 23, 2014 (inception) to December 31, 2014 and the year ended December 31, 2015. You should read the following discussion in conjunction with the sections of this prospectus entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Our Business” and our historical and pro forma consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview and Background

We are a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. We were formed on April 23, 2014 and commenced operations upon the completion of our common stock private placements on July 31, 2014. Therefore, there is no comparative information for any prior interim periods.

As of the date of this prospectus, our portfolio is comprised of 24 healthcare facilities that contain a total of 2,345 licensed beds, provide aggregate annualized base rent of approximately $46.3 million and have a weighted-average remaining lease term of 15.4 years. Our properties, which we acquired for an initial aggregate gross purchase price of $498.9 million, are located in Texas, California, Nevada and South Carolina and include 17 skilled nursing facilities, two acute care hospitals, two long-term acute care hospitals, one assisted living facility, one inpatient rehabilitation facility and one medical office building. In addition, we have a $10.0 million healthcare-related debt investment that provides annual interest payments of approximately $0.9 million.

Our strategy is to become an integral capital partner with high-quality, facility-based providers of healthcare services, primarily through net-leased real estate investments, and to continue to diversify over time based on our facility types, tenants and geographic locations. We invest primarily in real estate across the acute and post-acute spectrum of care, where our management team has extensive experience and relationships. We believe acute and post-acute healthcare facilities have the potential to provide higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise and insight necessary to own, finance and operate these properties, which are factors that tend to limit competition among owners, operators and finance companies. We target healthcare providers or operators that provide higher acuity services, are experienced, growth-minded and that we believe have shown an ability to successfully navigate a changing healthcare landscape. We believe that by investing in facilities that span the acute and post-acute spectrum of care, we will be able to adapt to, and capitalize on, changes in the healthcare industry and support, grow and develop long-term relationships with providers that serve the highest number of patients at the highest-yielding end of the healthcare real estate market. We expect to invest primarily in the following types of healthcare properties: acute care hospitals, short stay surgical and specialty hospitals (such as those focusing on orthopedic, heart, and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support these services, such as medical office buildings. Over the long-term, we expect our portfolio to be balanced equally between acute and post-acute facilities, although the balance may fluctuate from time to time due to the impact of individual transactions.

We conduct our business through an UPREIT structure, consisting of our operating partnership, MedEquities Realty Operating Partnership, LP, and subsidiaries of our operating partnership, including our TRS,

MedEquities Realty TRS, LLC. Through our wholly owned limited liability company, MedEquities OP GP, LLC, we are the sole general partner of our operating partnership, and we presently own all of the OP units of our operating partnership. In the future, we may issue OP units to third parties in connection with healthcare property acquisitions, as compensation or otherwise.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2014.

Recent Developments

2015 Acquisitions

On February 3, 2015, we acquired fee simple ownership of Lakeway Hospital through a negotiated, non-judicial foreclosure and payment of an additional $25.0 million in cash consideration. We initially acquired a note receivable for $50.0 million on December 29, 2014, which had an outstanding principal balance of approximately $163.9 million. The note was secured by a first mortgage lien on Lakeway Hospital, which is a 270,512 square-foot acute care hospital in Lakeway, Texas that opened in April 2012. The operator of the facility defaulted on debt service payments under the mortgage in 2013, and HUD held an auction in December 2014 through which we acquired the note. We own a 51% interest in the facility through a consolidated partnership between us and an entity that is owned indirectly by physicians who have relocated their practices to Lakeway Hospital and a non-physician investor.

On February 20, 2015, we acquired Mira Vista, a 51,534 square-foot skilled nursing facility, for an aggregate purchase price of $16.0 million.

On March 31, 2015, we acquired Mountain’s Edge Hospital, a newly developed 72,140 square-foot acute care hospital, for an aggregate gross purchase price of $35.4 million, which includes a tenant allowance of $6.0 million that we paid to the tenant for certain furnishings, fixtures and equipment installed at the facility.

On March 31, 2015, we acquired four skilled nursing facilities and one assisted living facility from Life Generations for an aggregate purchase price of $80.0 million, and on October 1, 2015, we acquired Kearny Mesa for $15.0 million, plus an earn-out of up to $10.0 million.

On July 30, 2015, we acquired nine skilled nursing facilities located throughout Texas for an aggregate gross purchase price of $133.4 million, and on October 2, 2015, we acquired Graham Oaks for a gross purchase price of $11.6 million.

On October 1, 2015, we acquired Vibra Rehabilitation Hospital of Amarillo, a 44-bed inpatient rehabilitation hospital, for an aggregate purchase price of $19.4 million. The $18.0 million principal balance of the Amarillo Mortgage Loan was applied towards the $19.4 million purchase price, resulting in an additional cash expenditure of approximately $1.4 million to acquire the property.

For additional information regarding our recently completed acquisitions, see “Our Business—Our Portfolio.”

Series B Preferred Stock

In March and April of 2015, we issued an aggregate of 125,000 shares of newly classified 7.875% Series B Preferred Stock to the Carter Validus Operating Partnership for gross proceeds of $125.0 million, which we used to fund our acquisitions in the first quarter of 2015 and repay amounts outstanding under our secured credit facility. We intend to use a portion of the net proceeds from our initial public offering to redeem all of the Series B Preferred Stock, which is redeemable at any time at our option, and must be redeemed in connection with a change of control of us or the initial public offering of our common stock, in each case at the $1,000 liquidation preference, plus accumulated and unpaid dividends and a special redemption dividend equal to 5% of the liquidation preference.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management considers accounting estimates or assumptions critical in either of the following cases:

•	the nature of the estimates or assumptions is material because of the levels of subjectivity and judgment needed to account for matters that are highly uncertain and susceptible to change; and

•	the effect of the estimates and assumptions is material to the financial statements.

Management believes the current assumptions used to make estimates in the preparation of the consolidated financial statements are appropriate and not likely to change in the future. However, actual experience could differ from the assumptions used to make estimates, resulting in changes that could have a material adverse effect on our consolidated results of operations, financial position and/or liquidity. These estimates will be made and evaluated on an on-going basis using information that is available as well as various other assumptions believed to be reasonable under the circumstances.

The following presents information about our critical accounting policies including the material assumptions used to develop significant estimates. Since the Company has recently commenced operations, certain of these critical accounting policies contain discussion of judgments and estimates that have not yet been required by management but that it believes may be reasonably required of it to make in the future.

Principles of Consolidation

The consolidated financial statements include the accounts of our wholly owned subsidiaries, and all material intercompany transactions and balances are eliminated in consolidation. We consolidate entities in which we own less than 100% of the equity interest but have a controlling interest through voting rights or other means. For these entities, we record a noncontrolling interest representing the equity held by other parties.

From inception, we continually evaluate all of our transactions and investments to determine if they represent variable interests subject to the variable interest entity, or VIE, consolidation model and then determine which business enterprise is the primary beneficiary of its operations. We make judgments about which entities are VIEs based on an assessment of whether (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. We consolidate investments in VIEs when we are determined to be the primary beneficiary. This evaluation is based on our ability to direct and influence the activities of a VIE that most significantly impact that entity’s economic performance.

For investments not subject to the variable interest entity consolidation model, we will evaluate the type of rights held by the limited partner(s) or other member(s), which may preclude consolidation in circumstances in which the sole general partner or managing member would otherwise consolidate the limited partnership. The assessment of limited partners’ or members’ rights and their impact on the presumption of control over a limited partnership or limited liability corporation by the sole general partner or managing member should be made when an investor becomes the sole general partner or managing member and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners or members, (ii) the sole general partner or member increases or decreases its ownership in the limited partnership or corporation, or (iii) there is an increase or decrease in the number of outstanding limited partnership or membership interests.

Our ability to assess correctly our influence or control over an entity at inception of our involvement or on a continuous basis when determining the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements. Subsequent evaluations of the primary beneficiary of a VIE may require the use of different assumptions that could lead to identification of a different primary beneficiary, resulting in a different consolidation conclusion than what was determined at inception of the arrangement.

Revenue Recognition, Mortgage Loans and Receivables

Leases of Real Estate Properties

Upon inception of new lease arrangements, including new leases that arise from amendments, we assess the terms and conditions to determine the proper lease classification. A lease arrangement is classified as an operating lease if none of the following criteria are met: (i) transfer of ownership to the lessee, (ii) lessee has a bargain purchase option during or at the end of the lease term, (iii) the lease term is equal to 75% or more of the underlying property’s economic life, or (iv) the future minimum lease payments (excluding executory costs) are equal to 90% or more of the excess estimated fair value of the leased building. If one of the four criteria is met and the minimum lease payments are determined to be reasonably predicable and collectible, the lease arrangement is generally accounted for as a direct financing lease, or DFL. Currently, all of our lease arrangements are classified as operating leases. If the assumptions utilized in the above classification assessments were different, our lease classification for accounting purposes may have been different; thus the timing and amount of our revenue recognized would have been impacted, which may be material to our consolidated financial statements.

We recognize rental revenue for operating leases on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of a leased asset. For assets acquired subject to leases, we recognize revenue upon acquisition of the asset provided the tenant has taken possession or control of the physical use of the leased asset. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical leased asset until the tenant improvements are substantially completed.

When the tenant is the owner of the tenant improvements, any tenant improvement allowance funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. The determination of ownership of the tenant improvements is subject to significant judgment. If our assessment of the owner of the tenant improvements for accounting purposes were different, the timing and amount of our revenue recognized would be impacted.

In addition to minimum rental payments, some lease agreements may provide for contingent rents based on the lessee’s operations, such as a percentage of a lessee’s gross revenue increase over a specified base amount. Rental revenue related to any contingent rents is recognized only when the change in factor(s) on which the contingent rental payments are based actually occur.

We monitor the liquidity and creditworthiness of our tenants and operators on a continuous basis to determine the need for an allowance for doubtful accounts, including an allowance for operating lease straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, our assessment is based on income recoverable over the term of the lease. We exercise judgment in establishing allowances and consider payment history and current credit status in developing these estimates. These estimates may differ from actual results, which could be material to our consolidated financial statements. At December 31, 2015, we have determined that no allowance for doubtful accounts is necessary.

Mortgage Loans, Other Receivables and Investments in Direct Financing Leases

The direct finance method of accounting is required to record income from DFLs. For leases accounted for as DFLs, future minimum lease payments are recorded as a receivable. The net investment in the DFL represents receivables for the sum of minimum lease payments receivable and the estimated residual values of the leased properties, less the unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield when collectability of the lease payments is reasonably assured. Investments in DFLs are presented net of unamortized unearned income. The determination of estimated useful lives and residual values are subject to significant judgment. If these assessments for accounting purposes were to change, the timing and amount of our revenue recognized would be impacted.

Loans receivable, including mortgage notes, are classified as held-for-investment based on management’s intent and ability to hold the loans for the foreseeable future or to maturity. We recognize interest income on loans, including the amortization of discounts and premiums, using the interest method applied on a loan-by-loan basis when collectability of the future payments is reasonably assured. Premiums, discounts and related costs are recognized as yield adjustments over the term of the related loans.

Loans receivable and DFLs are placed on non-accrual status at such time as management determines that collectability of contractual amounts is not reasonably assured. While on non-accrual status, loans and DFLs are either accounted for on a cash basis, in which income is recognized only upon receipt of cash, or on a cost-recovery basis, where cash receipts reduce the carrying value of the loan or DFL, based on management’s judgment of collectability. Management’s judgments regarding the collectability of amounts outstanding under loans receivable and DFLs can affect the timing of revenue recognized and the financial statement presentation of these arrangements.

Allowances are established for loans and DFLs based upon an estimate of probable losses on an individual basis if they are determined to be impaired. Loans and DFLs are impaired when it is deemed probable that we will be unable to collect all amounts due on a timely basis in accordance with the contractual terms of the loan or lease. Determining the adequacy of the allowance is complex and requires significant judgment by us about the effect of matters that are inherently uncertain. The allowance is based upon our assessment of the borrower’s or lessee’s overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the net realizable value of any collateral. These estimates consider all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan’s or DFL’s effective interest rate, the fair value of collateral, general economic conditions and trends, historical and industry loss experience, and other relevant factors. While our assumptions for any such allowances are based in part upon historical data, our estimates may differ from actual results, which could be material to our consolidated financial statements.

Real Estate Investments

We make estimates as part of our allocation of the purchase price of acquisitions (whether an asset acquisition acquired via purchase/leaseback or a business combination via an asset acquired from the current lessor) to the various components of the acquisition based upon the relative fair value of each component for asset acquisitions and at fair value of each component for business combinations. In making estimates of fair values for purposes of allocating purchase prices of acquired real estate, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The most significant components of our allocations are typically the allocation of fair value to land and buildings and, for certain of our acquisitions, in-place leases and other intangible assets. In the case of the fair value of buildings and the allocation of value to land and other intangibles, the estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the value of in-place leases, including the assessment as to the existence of any above-or below-market in-place leases, our management makes its best estimates based on the evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. These assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases. The values of any identified above-or below-market in-place leases are based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease, or for below-market in-place leases including any bargain renewal option terms. Above-market lease values are recorded as a reduction of rental income over the lease term while below-market lease values are recorded as an increase to rental income over the lease term. The recorded values of in-place lease intangibles are recognized in amortization expense over the initial term of the respective leases.

We evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be businesses are expensed as incurred.

Asset Impairment

Real estate asset impairment losses are recorded when events or changes in circumstances indicate the asset is impaired and the estimated undiscounted cash flows to be generated by the asset are less than its carrying amount. Management assesses the impairment of properties individually and impairment losses are calculated as the excess of the carrying amount over the fair value of assets to be held and used, and carrying amount over the fair value less cost to sell in instances where management has determined that we will dispose of the property. In determining fair value, we use current appraisals or other third party opinions of value and other estimates of fair value such as estimated discounted future cash flows.

We evaluate the carrying values of mortgage loans, including mortgage notes receivable, on an individual basis. Management periodically evaluates the realizability of future cash flows from the mortgage loan receivable when events or circumstances, such as the non-receipt of principal and interest payments and/or significant deterioration of the financial condition of the borrower, indicate that we will be unable to collect all the contractual interest and principal payments as scheduled in the mortgage agreement. An impairment charge is recognized in current period earnings and is calculated as the difference between the carrying amount of the mortgage loan receivable and the discounted cash flows expected to be received, or if foreclosure is probable, the fair value of the collateral securing the mortgage.

Stock-Based Compensation

The fair value of stock-based awards is calculated on the date of grant. We amortize the stock-based compensation expense on a straight-line basis over the period that the awards are expected to vest, net of any forfeitures.

The total compensation expense to recognize for awards with performance based vesting conditions including achievement of certain market conditions is based on our estimate of the ultimate fair value of such award after considering our expectation of future performance. Typical market conditions for these awards are based on our stock price levels or our total stockholder return (stock price and dividends) including comparisons of our total stockholder returns to an index of other REIT stocks. Since the awards are earned based on the achievement of market conditions, we must initially evaluate and estimate the probability of achieving the market conditions in order to determine the fair value of the award and over what period to recognize the stock compensation expense. Due to the complexities inherently involved with these awards, we will typically use an independent consultant to assist in modeling both the value of the award and the various periods over which each tranche of an award will be earned. We use what is termed a Monte Carlo simulation model which determines a value and earnings periods based on multiple outcomes and their probabilities based on significant inputs such as risk-free interest rate, expected volatility and expected service period that are made at the time of grant of the award.

Factors That May Influence Future Results of Operations

Our revenues are derived from rents we earn pursuant to the lease agreements we enter into with our tenants and from interest income from loans that we make to our tenants. Our tenants operate in the healthcare industry, generally providing medical, surgical and rehabilitative care to patients. The capacity of our tenants to pay our rents and interest is dependent upon their ability to conduct their operations at profitable levels. We believe that the business environment of the industry segments in which our tenants operate is generally positive for efficient operators. However, our tenants’ operations are subject to economic, regulatory and market conditions that may affect their profitability, which could impact our results of operations. Accordingly, we actively monitor certain key factors, including changes in those factors that we believe may provide early indications of conditions that may affect the level of risk in our lease and loan portfolio.

Key factors that we consider in underwriting prospective tenants and borrowers and in monitoring the performance of existing tenants and borrowers include, but are not limited to, the following:

•	the current, historical and projected cash flow and operating margins of each tenant and at each facility;

•	the ratio of our tenants’ operating earnings both to facility rent and to facility rent plus other fixed costs, including debt costs;

•	the quality and experience of the tenant and its management team;

•	construction quality, condition, design and projected capital needs of the facility;

•	the location of the facility;

•	local economic and demographic factors and the competitive landscape of the market;

•	the effect of evolving healthcare legislation and other regulations on our tenants’ profitability and liquidity; and

•	the payor mix of private, Medicare and Medicaid patients at the facility.

We also actively monitor the credit risk of our tenants. The methods we use to evaluate a tenant’s liquidity and creditworthiness include reviewing certain periodic financial statements, operating data and clinical outcomes data of the tenant. Over the course of a lease, we also have regular meetings with the facility management teams. Through these means we are able to monitor a tenant’s credit quality. Our approach to our investments in real estate-related debt investments is similar to our process when seeking to purchase the underlying property. We service our mortgage and mezzanine loans in-house and monitor both the credit quality of the borrower as well as the value of our collateral on an ongoing basis. If we originate construction loans, we may retain third parties to monitor the progress of developments and to service the loans.

Certain business factors, in addition to those described above that directly affect our tenants and borrowers, will likely materially influence our future results of operations:

•	the financial and operational performance of our tenants and borrowers, particularly those that account for a significant portion of the income generated by our portfolio, such as GruenePointe, the Lakeway Operator, Life Generations, Fundamental Healthcare and Vibra Healthcare;

•	trends in the cost and availability of capital, including market interest rates, that our prospective tenants may use for their real estate assets financing their real estate assets through lease structures;

•	unforeseen changes in healthcare regulations that may limit the incentives for physicians to participate in the ownership of healthcare providers and healthcare real estate;

•	reductions in reimbursements from Medicare, state healthcare programs and commercial insurance providers that may reduce our tenants’ profitability our lease rates; and

•	competition from other financing sources.

Results of Operations

We were incorporated in the state of Maryland on April 23, 2014, and we commenced operations on July 31, 2014 upon completion of the common stock private placements for net proceeds of approximately $151.7 million. We have been investing the net proceeds from the common stock private placements in July and August 2014 and the Series B Preferred Stock private placements in March and April 2015 and amounts available on our existing secured credit facility to acquire real estate assets in accordance with our investment strategy. Accordingly, our results of operations for the year ended December 31, 2015 are not comparable to the period from April 23, 2014 (inception) to December 31, 2014. We have included separate discussions and analyses of our results of operations for each of these periods as presented below (dollars in thousands).

	For the year ended December 31, 2015	Period from April 23, 2014 (inception) to December 31, 2014
Revenues
Rental income	$41,484	$4,316
Interest on mortgage notes receivable	2,717	1,078
Interest on notes receivable	237	53

	44,438	5,447
Expenses
Depreciation and amortization	9,969	1,273
Property related	1,205	308
Acquisition costs	417	192
Start-up costs	—	888
Franchise, excise and other taxes	338	72
General and administrative	8,628	2,391

Total operating expenses	20,557	5,124

Operating income (loss)	23,881	323

Other income (expense)
Interest and other income	12	17
Interest expense	(7,163)	(317)

	(7,151)	(300)

Net income (loss)	16,730	23
Less: Preferred stock dividends	(7,835)	—
Less: Net income attributable to noncontrolling interest	(4,029)	—

Net income (loss) attributable to common stockholders	$4,866	$23

For the year ended December 31, 2015

Revenues totaled approximately $44.4 million for the year ended December 31, 2015, which were comprised of the following:

•	Rental income of $41.5 million including:

•	$40.3 million of contractual rent and straight-line rent related to the leasing activity on our 24 owned real estate properties;

•	$0.8 million of operating expense reimbursement revenue primarily from our medical office building; and

•	$0.4 million of contractual base rent and straight-line rent related to a ground lease.

•	Mortgage interest of $2.7 million including:

•	$2.3 million from mortgage notes receivable investments originated in 2014, of which $1.4 million was recognized from the Amarillo Mortgage Loan prior to conversion in October 2015; and

•	$0.4 million from the acquired Lakeway mortgage note receivable prior to foreclosure in February 2015.

•	Interest on notes receivable of $0.2 million.

Interest on mortgage notes receivable will be lower in future periods due to the conversion of the Amarillo Mortgage Loan in connection with the acquisition of Vibra Rehabilitation Hospital of Amarillo and the foreclosure on the Lakeway mortgage note receivable. See Note 3 to the consolidated financial statements for information regarding these acquisitions.

Operating expenses totaled $20.6 million for the period, which were comprised of the following:

•	Depreciation and amortization expense of $10.0 million primarily associated with the real estate properties and related intangible lease assets;

•	Property operating expense of $1.2 million, primarily related to our one medical office building, which included:

•	$0.8 million of recoverable operating expenses; and

•	$0.4 million of ground lease and other non-reimbursable expenses.

•	Acquisition costs of $0.4 million on real estate properties acquired that have been accounted for as business combinations and potential acquisitions that are no longer being pursued;

•	Franchise, excise and other taxes of $0.3 million related to states where we own property; and

•	General and administrative expenses of $8.6 million, which included:

•	$5.7 million of salary, insurance and benefits-related costs, including $1.8 million of stock-based compensation expense;

•	$1.7 million of professional fees; and

•	$1.2 million of other expenses.

Interest expense was $7.2 million, including unused credit facility fees and interest of $5.1 million and amortization of deferred financing costs of $2.1 million. We anticipate interest expense will increase in 2016 compared with 2015 as a result of an expected higher outstanding debt balance. Since all of our outstanding debt is comprised of borrowings under our secured credit facility that accrues interest at a variable rate, a one percentage point increase in the interest rate would increase interest expense by approximately $2.5 million on an annual basis.

Preferred stock dividends totaled $7.8 million, primarily related to the Series B Preferred Stock issued in March and April 2015.

For the period from April 23, 2014 (inception) to December 31, 2014

We recognized an insignificant amount of net income for the period from April 23, 2014 (inception) to December 31, 2014. For the period from inception through July 31, 2014, the initial closing date of the common stock private placements, we incurred a net loss of approximately $0.9 million, primarily due to amounts owed to vendors and professional service providers and reimbursements to certain members of our management team for employment compensation and for expenses incurred in connection with our organization and the common stock private placements, including legal and accounting, and expenses related to our formation activities, identification and negotiation of the acquisitions and investments in our portfolio and other potential investment opportunities. We do not consider the results of our operations from inception to July 31, 2014 to be meaningful with respect to an analysis of our operations for periods after which we commenced revenue generating activities.

Revenues totaled approximately $5.4 million for the period from April 23, 2014 (inception) to December 31, 2014, which were comprised of:

•	Rental income of $4.3 million, which was comprised of the following:

•	$4.1 million of contractual rent and straight-line rent related to triple-net leases on our four owned real estate properties; and

•	$0.2 million of operating expense reimbursement revenue on our medical office building.

•	Mortgage interest of $1.0 million from the two originated mortgage notes receivable investments; and

•	Interest of $0.1 million from a note receivable.

Operating expenses totaled $5.1 million for the period from April 23, 2014 (inception) to December 31, 2014, which were comprised of the following:

•	Depreciation and amortization expense of $1.3 million that is primarily related to the real estate properties and related intangible lease assets;

•	Property operating expense of $0.3 million related to our one medical office building which included:

•	$0.2 million of recoverable operating expenses; and

•	$0.1 million of ground lease expense;

•	Acquisition costs of $0.2 million on real estate properties acquired that have been accounted for as business combinations and acquisitions that are no longer being pursued;

•	Start-up costs of $0.9 million;

•	Franchise, excise, and other taxes of $0.1 million related to taxes in California, Tennessee, and Texas; and

•	General and administrative expenses of $2.4 million, which included:

•	$1.6 million of salary and benefits-related costs, including $0.4 million of stock-based compensation expense; and

•	$0.8 million of other costs primarily related to professional fees.

Interest expense was $0.3 million, including amortization of deferred financing costs totaling $0.2 million and unused credit facility fees and interest on borrowings totaling $0.1 million.

Liquidity and Capital Resources

Overview

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our stockholders and other general business needs. Our primary sources of cash include the net proceeds from the initial public offering of our common stock and the BlueMountain Private Placement, operating cash flows, borrowings, including borrowings under our secured credit facility, and the issuance of equity securities. Our primary uses of cash include funding acquisitions and investments consistent with our investment strategy, repaying principal and interest on any outstanding borrowings, making distributions to our stockholders, funding our operations and paying accrued expenses.

Our long-term liquidity needs consist primarily of funds necessary to pay for the costs of acquiring additional healthcare properties and making additional loans and other investments, including potential future developments and redevelopments, and principal and interest payments on our debt. In addition, although the terms of our net leases generally obligate our tenants to pay capital expenditures necessary to maintain and improve our net-leased properties, we from time to time may fund the capital expenditures for our net-leased properties through loans to the tenants or advances, some of which may increase the amount of rent payable with respect to the properties. We expect to meet our long-term liquidity requirements through various sources of capital, including future equity issuances (including OP units) or debt offerings, net cash provided by operations, borrowings under our secured credit facility, long-term mortgage indebtedness and other secured and unsecured borrowings.

We may utilize various types of debt to finance a portion our acquisition and investment activities, including long-term, fixed-rate mortgage loans, variable-rate term loans, secured revolving lines of credit, such as our secured credit facility, and construction financing facilities. Under our secured credit facility, we are subject to continuing covenants and are required to make continuing representations and warranties, and future indebtedness that we may incur may contain similar provisions. In addition, our secured credit facility is secured by pledges of substantially all of our assets. In the event of a default, the lenders could accelerate the timing of payments under the debt obligations and we may be required to repay such debt with capital from other sources, which may not be available on attractive terms, or at all, which would have a material adverse effect on our liquidity, financial condition, results of operations and ability to make distributions to our stockholders.

Sources and Uses of Cash

The sources and uses of cash reflected in our consolidated statement of cash flows is summarized below (dollars in thousands):

	For the year ended December 31, 2015	For the period from April 23, 2014 (inception) to December 31, 2014
Cash and cash equivalents at beginning of period	$10,493	$—
Net cash provided by operating activities	22,907	1,591
Net cash used in investing activities	(319,412)	(189,263)
Net cash provided by financing activities	298,486	198,165

Cash and cash equivalents at end of period	$12,474	$10,493

Year ended December 31, 2015

Operating Activities—Net cash provided by operating activities was $22.9 million, which primarily consisted of rent and interest from mortgage and other loans. We used these operating cash flows to fund our dividends to common stockholders of $7.5 million, our dividends to preferred stockholders of $7.0 million and for certain investing activities.

Investing Activities—Net cash used in investing activities included the acquisition of 20 properties totaling $317.9 million during the year ended December 31, 2015.

Financing Activities—Net cash provided by financing activities included $120.0 million in net proceeds from the issuance of preferred stock, net borrowings on our secured credit facility totaling $197.4 million and a $1.0 million contribution from a noncontrolling interest in one of our properties. Cash outflows included the payment of dividends on common stock of $7.5 million and preferred stock of $7.0 million, capitalized pre-offering costs of $2.5 million, deferred credit facility fees of $2.4 million and distributions to the noncontrolling interest in one of our properties of $0.5 million.

Period from April 23, 2014 (inception) to December 31, 2014

Operating Activities—Net cash provided by operating activities was impacted by $0.9 million of start-up costs related to our formation. Our board of directors declared cash dividends for the period from July 31, 2014 through December 31, 2014 totaling $2.2 million, which exceeded cash flows from operating activities primarily because of the start-up costs incurred.

Investing Activities—Net cash used in investing activities includes the acquisition of four properties totaling $108.4 million, the origination or acquisition of three mortgage notes receivable totaling a net of $77.7 million, the funding on a note receivable of $2.5 million, and the payment of capitalized pre-acquisition costs of $0.6 million.

Financing Activities—Net cash provided by financing activities includes the $151.7 million in net proceeds from the issuance of common stock in the private placements that were completed in July and August 2014, and borrowings on the secured credit facility totaling $50.0 million. Cash outflows include payments for credit facility origination fees totaling $2.4 million and dividends of $0.9 million.

Secured Revolving Credit Facility

On July 30, 2015, we entered into an amended and restated $375 million secured revolving credit facility, which replaced our prior $200 million facility. The credit facility includes an accordion feature, which allows the total borrowing capacity under our secured credit facility to be increased to up to $600 million, subject to certain conditions, including obtaining additional commitments from lenders. Amounts outstanding under our secured credit facility bear interest at the London Interbank Offered Rate, or LIBOR, plus a margin between 2.75% and 3.75% or a base rate plus a margin between 1.75% and 2.75%, in each case depending on our leverage. Upon meeting certain conditions, including the completion of our initial public offering, amounts outstanding under our secured credit facility will bear interest at LIBOR plus a margin between 2.00% and 2.50% or a base rate plus a margin between 1.00% and 1.50%, in each case depending on our leverage. In addition, we are required to pay a fee equal to 0.25% of the amount of the unused portion of our secured credit facility if amounts borrowed are greater than 50% of our secured credit facility or 0.35% if amounts borrowed are less than 50% of the secured credit facility. The secured credit facility is scheduled to mature in November 2016 and has three 12-month extension options, subject to certain conditions, including the completion of our initial public offering and lender approval. We are in the process of negotiating certain amendments to the credit facility and the exercise of the first extension option, which is expected to extend the maturity date of the credit facility to November 2017, and management expects that the amendment will be completed by the third quarter of 2016, prior to the current maturity of November 2016, although there can be no assurances it will be completed in such timeframe, or at all. In early April 2016, we received formal commitments related to this amendment from the three largest of the 11 financial institutions in the credit syndicate representing approximately 52% of the total credit facility commitments.

The amount available to borrow under our secured credit facility is limited according to a borrowing base valuation of pledged assets owned by subsidiaries of our operating partnership that guarantee our secured credit facility. We have the option to remove assets from the pool of borrowing base assets and to add different assets, subject to our continued compliance with the financial covenants and other terms of our secured credit facility. As of the date of this prospectus, we had $247.4 million outstanding under our secured credit facility and approximately $21.5 million of available capacity based on the current borrowing base, subject to lender approval. The amount available to borrow under our secured credit facility will increase with each acquisition of unencumbered healthcare properties that are added to the borrowing base.

Our ability to borrow under our secured credit facility is subject to our ongoing compliance with various customary restrictive covenants, including with respect to liens, indebtedness, investments, distributions, mergers and asset sales. In addition, our secured credit facility requires us to satisfy certain financial covenants, including:

•	total consolidated indebtedness not exceeding 55% of gross asset value;

•	a minimum fixed charge coverage ratio (defined as the ratio of adjusted consolidated EBITDA to consolidated fixed charges) of 1.75 to 1.00;

•	a minimum tangible net worth (defined as gross asset value less total consolidated indebtedness) of $350.0 million plus 75% of the sum of any additional net offering proceeds;

•	a minimum aggregate occupancy rate of 85% for borrowing base properties;

•	a minimum weighted-average remaining initial lease term of seven years for borrowing base properties;

•	a minimum debt service coverage ratio (defined as the ratio of the adjusted net operating income of borrowing base properties to the actual interest and letter of credit fees paid under our secured credit facility) of 2.00 to 1.00; and

•	a minimum borrowing base assets of at least ten borrowing base properties with an aggregate appraised value of at least $300.0 million.

Our secured credit facility also contains customary events of default, including among others, nonpayment of principal or interest, material breach of representations and warranties, and failure to comply with our covenants. An event of default, if not cured or waived, could result in the acceleration of any outstanding indebtedness under our secured credit facility.

Our operating partnership is the borrower under our secured credit facility, and we and each of our subsidiaries other than our operating partnership serve as guarantors under our secured credit facility.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015, excluding the impact of subsequent events (dollars in thousands):

	2016	2017-2018	2019-2020	2021- Thereafter	Total
Secured Credit Facility(1)	$255,181	$—	$—	$—	$255,181
Operating lease commitments(2)	330	676	554	20,155	21,715
Tenant renovation funding obligation(3)	2,000	—	—	—	2,000
Purchase obligations(4)	1,851	8,149	—	—	10,000

	$259,362	$8,825	$554	$20,155	$288,896

(1)	Assumes the balance outstanding of $247.4 million and the weighted average interest rate of 3.5% in effect at December 31, 2015 remain in effect until maturity of our revolving credit facility. Amounts also include unused credit facility fees assuming the balance outstanding at December 31, 2015 remains outstanding through maturity of our revolving credit facility.

(2)	All of our contractual obligations to make operating lease payments are related to our corporate office lease and one ground lease.

(3)	Upon acquisition of Kearny Mesa on October 1, 2015, we amended the master lease agreement with Life Generations. As a part of the amended master lease, we have agreed to provide up to $2.0 million for certain renovations and improvements (all subject to our pre-approval) to be made by Life Generations at or with respect to Kearny Mesa. All requests for funds under this arrangement must be made by October 1, 2016.

(4)	Our purchase obligations relate to the Kearny Mesa earn-out of up to $10.0 million that we expect to pay to Life Generations in the second quarters of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively. We expect to pay approximately $1.9 million of the earn-out in 2016 and the remaining approximately $8.1 million in 2017.

Related to our investment in Lakeway Hospital, we agreed on February 2, 2016 to provide a surety bond of $9.4 million for a litigation judgment against the Lakeway Operator (which is currently under appeal) that stands behind the Lakeway Operator in the event it is unable to fund the entire amount of the judgment. Our obligation is subject to certain conditions, including the judgment being upheld on appeal, and will be reduced by any amount of the judgment paid by the Lakeway Operator. The Lakeway Operator will be required to repay in full any amounts funded by us through monthly payments of interest only for five years at a rate of 12% per annum after which the outstanding amount shall be repaid pursuant to a promissory note amortized over five years accruing interest at 12%. The repayment of any amounts funded by us under this arrangement will be secured by a second lien on the assets that secure the Lakeway Operator’s accounts receivable line of credit. As of February 23, 2016, no amounts were outstanding under this obligation.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we have no off-balance sheet arrangements.

Inflation

We are exposed to inflation risk as income from long-term leases are a main source of our cash flows from operations. For our leased properties, we expect there to be provisions in the majority of our leases that will protect us from the impact of inflation. These provisions may include rent escalators, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square foot allowance. However, due to the long-term nature of the anticipated leases, among other factors, the leases may not re-set frequently enough to cover inflation.

Non-GAAP Financial Measures

We consider the following non-GAAP financial measures useful to investors as key supplemental measures of our performance: FFO attributable to common stockholders and AFFO attributable to common stockholders.

Funds from Operations

FFO is a non-GAAP measure used by many investors and analysts that follow the real estate industry. FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT, represents net income (computed in accordance with GAAP), excluding gains (losses) on sales of real estate and impairments of real estate assets, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We compute FFO in accordance with NAREIT’s definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most real estate industry investors consider FFO to be helpful in evaluating a real estate company’s operations. We believe that the presentation of FFO and AFFO provides useful information to investors regarding our operating performance by excluding the effect of depreciation and amortization, gains or losses from sales for real estate, including impairments, extraordinary items and the portion of items related to unconsolidated entities, all of which are based on historical cost accounting, and that FFO and AFFO can facilitate comparisons of operating performance between periods and between REITs, even though FFO and AFFO do not represent an amount that accrues directly to common stockholders.

Our calculation of FFO may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or do not calculate FFO per diluted share in accordance with NAREIT guidance.

FFO should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

FFO attributable to common stockholders for the period from April 23, 2014 (inception) to December 31, 2014 was adversely affected by the $0.9 million in start-up costs incurred related to our formation activities through July 31, 2014.

Adjusted Funds from Operations

AFFO is a non-GAAP measure used by many investors and analysts to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations. To calculate AFFO, we further adjust FFO for certain items that are not added to net income in NAREIT’s definition of FFO, such as acquisition expenses, equity based compensation expenses, and any other non-comparable or non-cash expenses, which are costs that do not relate to the operating performance of our properties.

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. AFFO should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

The following table reconciles historical and pro forma net income (loss) attributable to common stockholders, the most directly comparable GAAP metric, to historical and pro forma FFO and AFFO for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014 and is presented using the weighted average common shares as determined in the Company’s computation of earnings per share (amounts in thousands, except per share amounts):

	For the year ended December 31, 2015			For the period from April 23, 2014 (inception) to December 31, 2014
	Pro Forma		Historical
Net income attributable to common stockholders	$		$4,866	$23
Real estate depreciation and amortization		14,886	9,904	1,268
Real estate depreciation attributable to noncontrolling interests		(756)	(591)	—

FFO attributable to common stockholders			14,179	1,291
Start-up costs		—	—	888
Acquisition costs on completed acquisitions		108	108	90
Stock-based compensation expense		1,795	1,795	443
Deferred financing costs amortization		1,874	2,084	182
Non-real estate depreciation and amortization		58	49	(2)
Mortgage closing fee recognized upon acquisition of real estate		—	(167)	—
Straight-line rent expense		171	171	47
Straight-line rent revenue		(10,863)	(9,523)	(394)
Straight-line rent revenue attributable to noncontrolling interest		3,580	3,723	—

AFFO attributable to common stockholders			$12,419	$2,545

Weighted average common shares outstanding—basic and diluted			10,948	10,918
FFO per common share—basic and diluted	$		$1.30	$0.12
AFFO per common share—basic and diluted	$		$1.13	$0.23

Quantitative and Qualitative Disclosures about Market Risks

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business and investment objectives, we expect that the primary market risk to which we will be exposed is interest rate risk.

We may be exposed to the effects of interest rate changes primarily as a result of long-term debt used to acquire properties and make loans and other investments, including future borrowings under our secured credit facility. As of December 31, 2015, we had $247.4 million outstanding under our secured credit facility, which bears interest at a variable rate, and no other outstanding debt. At December 31, 2015, LIBOR was 0.36%. Assuming no increase in the amount of our variable interest rate debt, if LIBOR increased 100 basis points, our cash flow would decrease by approximately $2.5 million. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates. We also may enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative transactions for speculative purposes.

In addition to changes in interest rates, the value of our future investments is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants/operators and borrowers, which may affect our ability to refinance our debt if necessary.

OUR BUSINESS

Overview

We are a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2014. As of the date of this prospectus, our portfolio is comprised of 24 healthcare facilities that contain a total of 2,345 licensed beds, provide aggregate annualized base rent of approximately $46.3 million and have a weighted-average remaining lease term of 15.4 years. Our properties, which we acquired for an initial aggregate gross purchase price of $498.9 million, are located in Texas, California, Nevada and South Carolina and include 17 skilled nursing facilities, two acute care hospitals, two long-term acute care hospitals, one assisted living facility, one inpatient rehabilitation facility and one medical office building. In addition, we have a $10.0 million healthcare-related debt investment that provides annual interest payments of approximately $0.9 million. See “—Our Portfolio.”

Our strategy is to become an integral capital partner with high-quality, facility-based providers of healthcare services, primarily through net-leased real estate investments, and to continue to diversify over time based on our facility types, tenants and geographic locations. We invest primarily in real estate across the acute and post-acute spectrum of care, where our management team has extensive experience and relationships. We believe acute and post-acute healthcare facilities have the potential to provide higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise and insight necessary to own, finance and operate these properties, which are factors that tend to limit competition among owners, operators and finance companies. We target healthcare providers or operators that provide higher acuity services, are experienced, growth-minded and that we believe have shown an ability to successfully navigate a changing healthcare landscape. We believe that by investing in facilities that span the acute and post-acute spectrum of care, we will be able to adapt to, and capitalize on, changes in the healthcare industry and support, grow and develop long-term relationships with providers that serve the highest number of patients at the highest-yielding end of the healthcare real estate market. We expect to invest primarily in the following types of healthcare properties: acute care hospitals, short stay surgical and specialty hospitals (such as those focusing on orthopedic, heart, and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support these services, such as medical office buildings. Over the long-term, we expect our portfolio to be balanced equally between acute and post-acute facilities, although the balance may fluctuate from time to time due to the impact of individual transactions.

We intend to continue to capitalize on what we expect will be a need for significantly higher levels of capital investment in new and updated healthcare properties resulting from an aging U.S. population, increasing access to traditional healthcare services enabled by the Affordable Care Act, increasing regulatory oversight, rapidly changing technology and continuing focus on reducing healthcare costs. We believe these factors present opportunities for us to provide flexible capital solutions to healthcare providers as they seek the capital required to modernize their facilities, operate more efficiently and improve patient care.

While our preferred form of investment is fee ownership of a facility with a long-term triple-net lease with the healthcare provider or operator, we also may provide debt financing to healthcare providers, typically in the form of mortgage or mezzanine loans. In addition, we may provide capital to finance the development of healthcare properties, which we may use as a pathway to the ultimate acquisition of pre-leased properties by including purchase options or rights of first offer in the loan agreements. We intend to conduct our operations so that neither we nor any of our subsidiaries will meet the definition of investment company under the 1940 Act. Therefore, neither we nor any of our subsidiaries will be required to register as an investment company under the 1940 Act.

Our management team has extensive experience in acquiring, owning, developing, financing, operating, leasing and disposing of many types of healthcare properties and portfolios, as well as acquiring, owning, financing, operating and selling healthcare operating companies. We believe that our management team’s depth of experience in healthcare real estate, operations and finance positions us favorably to take advantage of healthcare investment opportunities. Our management team is led by John W. McRoberts, our chief executive officer and chairman of our board of directors, William C. Harlan, our president and chief operating officer and a member of our board of directors, and Jeffery C. Walraven, our chief financial officer. Each of Messrs. McRoberts and Harlan has over 30 years of experience investing in healthcare real estate and operating companies, having completed over 170 acquisitions of healthcare-related facilities through various investment vehicles. Mr. Walraven has 23 years of experience, including 22 years of public accounting experience, serving many public REIT clients since 1999, most recently as an assurance managing partner of the Memphis, Tennessee office of BDO USA, LLP, where his primary responsibilities included providing core and peripheral assurance services and business operational and tax consulting services, including with respect to numerous public and private REIT offerings. We believe that our management team’s depth of experience in healthcare real estate, operations, accounting and finance positions us favorably to take advantage of healthcare investment opportunities.

Market Opportunity

Continued Growth in Healthcare Spending

CMS and the U.S. Office of the Actuary estimate that healthcare expenditures and/or services comprised 17.4% of U.S. GDP in 2013 and has risen from just 5.0% of GDP in 1960. As highlighted in the chart below, healthcare spending in the U.S. continues to grow. According to the latest National Health Expenditures report by CMS, healthcare spending is projected to reach 18.4% of GDP by 2020. Similarly, overall healthcare expenditures have risen sharply from $1.4 trillion in 2000 to $2.8 trillion in 2012. CMS projects national healthcare expenditures to grow at a relatively stable rate of approximately 5.7% per year to reach $4.3 trillion by 2020.

National Healthcare Expenditures

(2004-2020)

Source: HHS, CMS.

We believe that there are several fundamental drivers behind the expected sustained growth in demand for healthcare services, including:

•

Aging and growing U.S. population: Between 2013 and 2050, the U.S. population over 65 years of age is projected to more than double from about 43 million to nearly 90 million people, according to the U.S. Census Bureau. Furthermore, various factors, including advances in healthcare treatments, are resulting in longer life expectancies. According to the Centers for Disease Control and Prevention, from 1950 to 2009, the average life expectancy at birth in the U.S. increased from 68.2 years to 78.5 years. By 2050, the average life expectancy at birth is projected to increase to 83.8 years, according to the U.S. Census Bureau.

•	Disproportionate spending across older Americans: The chart below highlights the distribution of median healthcare expenditures by age. According to HHS, those age 65 and over spend more per person on healthcare than all other age categories combined. We believe that healthcare expenditures for the U.S. population over 65 years of age will continue to rise as a disproportionate share of healthcare dollars is spent on older Americans due to increasing requirements for treatment and management of chronic and acute health ailments.

U.S. Population Age 65 and Over	Median Healthcare Spending per Person by Age Group

Source: U.S. Census Bureau, the Statistical Abstract of the United States	Source: Department of Health and Human Services Agency for Healthcare Research and Quality, Medial Expenditure Panel Survey, 2012

•	Healthcare is less impacted by macroeconomic conditions: Demand for healthcare and healthcare properties is based primarily on demographics and healthcare needs rather than macroeconomic conditions. This is evidenced by the steady growth of both healthcare related expenditures and healthcare employment through the 2008-2009 recession. For example, during 2008 and 2009 virtually all industries experienced widespread job losses while the healthcare industry continued to create jobs. During 2008 and 2009, a total of 317,000 and 234,000 new healthcare-related jobs, respectively, were created, corresponding to employment gains of 2.4% and 1.7%, according to the Bureau of Labor Statistics. By comparison, total non-farm employment declined by 2.6% and 3.8% in 2008 and 2009, respectively.

Annual Percent Change in Employment

•	Affordable Care Act increases market size: The Affordable Care Act requires that every American have health insurance beginning in 2014 or be subject to a penalty. Implementation of the Affordable Care Act is still in its early stages and the ultimate impacts on the healthcare industry generally and healthcare properties specifically are difficult to predict. We expect millions of additional Americans to gain access to health insurance and participate in healthcare services that were once difficult to access. To that end, according to the Congressional Budget Office, implementation of the Affordable Care Act is expected to result in 24 million additional insured Americans by the end of 2017. One of the provisions of the Affordable Care Act is the expansion of Medicaid, which provides health coverage to low-income families. According to the Kaiser Family Foundation, 29 states and the District of Columbia are implementing Medicaid expansion, with expansion under discussion in two other states. The healthcare industry will need to adapt and expand its capabilities in order to accommodate this once uninsured segment of the population as they participate more broadly in the healthcare system and utilization of hospital facilities rises.

We believe that delivery of healthcare is shifting toward greater use of specialized facilities and is becoming less reliant on traditional “one-stop” acute care hospitals and that the evolving regulatory environment has led to increased focus on reducing healthcare costs while improving patient outcomes. We believe that specialized acute and post-acute care facilities, which are less costly to build, maintain, and operate compared to traditional hospitals, will be an increasingly important factor in lowering healthcare delivery costs while improving patient quality of care particularly with the trend of operators operating across the acute and post-acute spectrum of care. As a result, we believe the market is experiencing rising demand for newer, more convenient, technologically advanced and efficient healthcare properties.

We believe that several trends in the healthcare industry will provide us with an attractive environment to pursue investment opportunities in healthcare real estate assets. Healthcare has traditionally been a capital intensive industry, with a large proportion of available capital being dedicated to investments in real estate related assets, such as hospital buildings, medical offices and specialized facilities. With advancements in technology and changes in consumer preferences, healthcare providers now must also invest heavily in expensive equipment, such as magnetic resonance imaging technology, CT scanners and other specialized equipment used to diagnose and treat patients. Moreover, ongoing changes in government regulation, especially regulations relating to patient privacy, have resulted in a need for substantial investments in software and other information technology. Finally, as outlined above, healthcare expenditures continue to grow at a rapid pace, brought about by an aging population and new government regulation providing insurance to previously uninsured individuals.

Faced with the need for capital to invest in new equipment, information technology and new, modernized and/or expanded facilities to meet the demand of an increasing patient population and employee base, healthcare providers are increasingly turning to healthcare REITs as a source of financing. Healthcare REITs typically provide long-term financing to healthcare operators in the form of purchase and lease, sale and leaseback transactions, mortgage loans, and mezzanine debt. Some healthcare REITs specialize in certain segments of the healthcare industry, while others invest across a broader spectrum of healthcare real estate. Healthcare REITs typically seek to diversify their tenant or borrower base across a range of healthcare operators.

Increasing Demand for Healthcare Properties

In addition to the expected growth in healthcare spending and demand for healthcare services, we believe that demand for healthcare properties, particularly the type of facilities we intend to target, will increase due to a number of factors, including:

•	We believe that delivery of healthcare services is shifting toward greater use of specialized facilities and is becoming less reliant on traditional “one stop” acute care hospitals. Increasingly, more specialized surgeries and long-term and post-acute care occur at off-campus facilities. We believe the following factors are key drivers behind the growing use of specialized facilities:

•	Specialized acute and post-acute care facilities are less costly to build, maintain, and operate, creating a meaningful cost advantage over traditional hospitals. While the shift to greater use of lower-cost facilities has been ongoing, the Affordable Care Act provides an additional catalyst for acceleration of this trend.

•	Technological advances have aided the growth of specialty facilities that provide services and procedures in areas such as orthopedics, cardiology, gastroenterology, ophthalmology, gynecology, plastic surgery, rehabilitation therapy, pain management, diagnostic imaging and cancer treatment. Previous delivery of these services was generally not feasible outside of large long-term acute care centers.

•	Consumer preferences for more accessible and more conveniently located facilities are expected to drive demand as customers favor visiting a suburban facility located near population centers over a hospital located in an urban center.

•	Traditional hospitals have limited space and admissions are increasingly being reserved for critically ill patients who are then moved to lower cost facilities once stabilized.

•	The proportion of healthcare professionals who practice a specialty has been rising for years and this trend creates a need for specialized facilities used in the treatment of complicated or difficult medical conditions.

•	Healthcare-related jobs account for 13 of the 20 fastest growing occupations in the U.S., and the healthcare industry was one of the largest industries in the U.S., providing 12.2 million jobs in 2012, according to the U.S. Department of Labor’s Bureau of Labor Statistics. The Bureau of Labor Statistics estimates that the healthcare industry will generate approximately 2.9 million new wage and salary jobs between 2012 and 2022, more than any other industry. Wage and salary employment in the healthcare industry is projected to increase 23.8% through 2022, compared with 10.8% for all industries combined. The trend toward continued growth in healthcare-related employment creates growing demand for facilities that serve and house the healthcare industry.

•	While the number of physicians in the healthcare industry is expected to grow, we believe that the increased costs associated with running a practice as a result of the Affordable Care Act is likely to reduce the relative number of small independent practices. We expect more physicians to join healthcare delivery systems that offer cost sharing in addressing compliance and regulatory matters and in accessing expensive information technology and equipment.

•	The Affordable Care Act also contains provisions targeting reduced reimbursements under Medicare and ties quality of service and patient outcomes to reimbursement levels. We believe these terms will push healthcare providers to make greater use of efficient facilities (such as the facilities in which we intend to invest), lower costs, and make substantial investments in technology and equipment. As a result, demand for efficient, modern, and specialized facilities that are able to generate improved patient outcomes in the most cost-effective setting is likely to rise and drive more health care providers to outsource real estate ownership to third parties.

•	Over the past several years, increases in uncompensated care have burdened the industry and the Affordable Care Act offers a solution to the uninsured patient problem. We believe the increase in availability of healthcare coverage is likely to translate into improved collection and reduced uncompensated care. As a result, this incremental volume of patients with the ability to pay for services should help drive a meaningful increase in margins, which should lead to improved tenant credit quality.

Growth in Third-Party Ownership of Healthcare Real Estate

We believe that increased demand for more convenient, technologically-advanced and clinically-efficient healthcare properties will cause existing and newly formed medical service providers to modernize their facilities by renovating existing properties and building new facilities. Additionally, in order to operate profitably within a managed care environment, medical service providers are aggressively trying to increase patient populations, while maintaining lower overhead costs, through consolidation with other operators and by building new facilities that are more attractive to patients and their families, have greater operating efficiencies, and are increasingly being located in areas of population and patient growth. We believe that many providers prefer to outsource their ownership and management of real estate to third-parties, which has resulted in REITs owning an increasing percentage of institutional-quality healthcare properties. While we believe that an increasing proportion of providers prefer to outsource their ownership and management of real estate to third parties, the ownership of healthcare properties remains highly fragmented. According to the study “Slicing, Dicing and Scoping the Size of the U.S. Commercial Real Estate Market” (a study conducted by Andrew C. Florance, Norm G. Miller, Jay Spivey, and Ruijue Peng who were affiliated with the CoStar Group, Inc. and the University of San Diego), the size of the healthcare real estate market was approximately $1.3 trillion as of 2010. As December 31, 2014, public REITs owned only approximately $14.3 billion of healthcare real estate assets. The high fragmentation that characterizes the market also creates significant investment opportunities for experienced investors like us to grow their businesses by acquiring institutional-quality healthcare facilities.

Our Competitive Strengths

We believe that the following competitive strengths will support the accretive growth of our business and the implementation of our business plan:

•

Experienced Management Team with Successful Track Record. Our management team has a proven track record of successfully investing in and managing a portfolio of healthcare properties, including executing on the acquisition of our current portfolio since July 2014. In 1993, Messrs. McRoberts and Harlan founded Capstone completed a successful initial public offering of Capstone in 1994 and led the merger of Capstone with Healthcare Realty Trust Incorporated in 1998. At the time of the merger, Capstone owned or had investments in 159 healthcare properties located in 30 states. Capstone generated a total return of 62.8% to investors from its initial public offering in June 1994 through the time of its merger with Healthcare Realty Trust Incorporated in October of 1998 (assuming reinvestment of all cash distributions paid by Capstone on its common stock during that period in additional shares of common stock). During the period beginning with the inception of the RMS in December 1994 through Capstone’s merger with Healthcare Realty Trust Incorporated in October of 1998, Capstone generated a total return to its investors of 82.8% (assuming reinvestment of all cash distributions paid by Capstone on its common stock during that period in additional shares of common stock) compared to an RMS total return of 42.9%. We can provide no assurances, however, that

Capstone’s stock performance was not impacted by general market trends and other external factors unrelated to management’s performance. See “Management—Additional Background of Certain of Our Executive Officers.”

In 2001, Mr. McRoberts invested in, and subsequently became president and chief executive officer of, MeadowBrook Healthcare, Inc., a private company that purchased and operationally restructured four under-performing rehabilitation hospitals. Under Mr. McRobert’s leadership, the operating business was sold in July 2005 to RehabCare Group (NYSE: RHB) and the real estate to SunTrust Corp (NYSE: STI) at a sale price higher than the original purchase price.

The information regarding the performance of prior entities with which Messrs. McRoberts and Harlan were affiliated is not a guarantee or prediction of the returns that we may achieve in the future, and we can offer no assurance that we will be able to replicate these returns.

•	Access to Attractive Off-Market and Target-Marketed Acquisition and Investment Opportunities through Industry Relationships. As healthcare industry veterans, Messrs. McRoberts and Harlan have long-standing relationships with owners, operators and developers of healthcare properties, who we believe value their industry knowledge and commitment to working in a cooperative and supportive manner. In addition, Messrs. McRoberts and Harlan have extensive relationships with private equity groups, attorneys, contractors and commercial bankers who invest in or otherwise support healthcare services operators. Messrs. McRoberts and Harlan were previously employed by Carter Validus Advisors, LLC, the advisory company to Carter Validus Mission Critical REIT, from October 2010 to April 2012, where they served as the President and Head of Healthcare, respectively, and continued to serve following 2012 as consultants, and where, as leaders of the senior management team, they were involved in sourcing and structuring off-market acquisitions and options to acquire and mezzanine financings on seven healthcare properties involving over $350 million in investment activity. Since our formation, each of the properties that we have acquired was sourced through the existing relationships of our management team, and going forward, we believe these relationships will provide us with off-market acquisition and investment opportunities, as well as target-marketed opportunities that are strategically presented to a limited number of capital providers. We believe such off-market and target-marketed transactions may not be available to many of our competitors and provide us with the opportunity to purchase assets outside the competitive bidding process.

•	Experience-Driven Investment Underwriting Process. We believe our management team’s depth of experience in healthcare real estate, operations and finance, including underwriting debt and equity investments in healthcare properties, provides us with unique perspective in underwriting potential investments. Our rigorous investment underwriting process focuses on both real estate and healthcare operations and includes a detailed analysis of the property, including historical and projected cash flow and capital needs, visibility of location, quality of construction and local economic, demographic and regulatory factors, as well as an analysis of the financial strength and experience of the healthcare operator and its management team. We believe our underwriting process will support our ability to deliver attractive risk-adjusted returns to our stockholders.

•	High-Quality Portfolio with Well-Structured Net Leases. As of the date of this prospectus, our portfolio is comprised of 24 healthcare facilities with a total of 2,345 licensed beds located in Texas, California, Nevada and South Carolina, including 17 skilled nursing facilities, two acute care hospitals, two long-term acute care hospitals, one assisted living facility, one inpatient rehabilitation facility and one medical office building, providing aggregate annualized base rent of approximately $46.3 million, and a $10.0 million healthcare-related debt investment that provides annual interest payments of approximately $0.9 million. The properties in our portfolio primarily are state-of-the-art facilities with high-quality amenities located in attractive markets with favorable demographic trends and, as of the date of this prospectus, were 99.0% leased and had a weighted-average remaining lease term of 15.4 years.

The single-tenant properties in our portfolio generally are leased to high-quality, experienced providers covering the acute and post-acute spectrum of care, are subject to long-term non-cancellable triple-net leases and are supported by parent guarantees, cross-default provisions and/or cross-collateralization provisions. In addition, leases for our single-tenant properties contain rent escalators, which protect us against inflation and potential increases in interest rates. With the exception of Lakeway Hospital, all of the single-tenant facilities in our portfolio also benefit from parent guarantees. As a result, 77% of our total annualized base rent benefit from an additional layer of credit protection by requiring the guarantors to make our tenants’ rental payments to us in the event that a facility on a stand-alone basis cannot generate sufficient cash flow to meet its rental obligations to us. One key advantage of this credit enhancement is that it minimizes our risk associated with the performance of one facility because our rental income is reinforced by the financial performance across a more diversified pool of facilities.

The following table contains EBITDAR-to-rent coverage ratios (i) for the guarantors of the single-tenant facilities in our portfolio based on the guarantors’ total EBITDAR and total rent expense across their entire portfolios and (ii) for the stabilized single-tenant facilities in our portfolio based on information provided to us by our lease guarantors. Because some of our leases have been in place for less than one year as of December 31, 2015, the rental expense for our leases that is included in the calculation of the guarantor and facility coverage ratios is based on the annualized base rent for such leases as of December 31, 2015. The following coverage ratios are based on historical results of the guarantors and the facilities, as applicable, and should not be viewed as indicative of coverage ratios for future periods.

Facility Type	Guarantor Coverage Ratio(1)	Facility Coverage Ratio(2)
Skilled Nursing Facilities/Assisted Living Facility(3)	2.0x	1.2x
Long-Term Acute Care Hospitals/Inpatient Rehabilitation Facility	1.7x	1.5x

Total	1.9x	1.3x

(1)	The guarantor coverage ratio is equal to the guarantor’s EBITDAR for the 12 months ended December 31, 2015 divided by the guarantor’s total rental expense for the 12 months ended December 31, 2015, adjusted to reflect 12 months of base rent for properties in our portfolio. The resulting coverage ratios are weighted by the annualized base rent as of December 31, 2015.
(2)	The facility coverage ratios include only our 15 stabilized skilled nursing facilities, our two stabilized long-term acute care hospitals, our one stabilized assisted living facility and our one stabilized inpatient rehabilitation facility. Our non-stabilized properties include Lakeway Hospital, Mountain’s Edge Hospital, Magnolia Place of Spartanburg and Mira Vista. We consider a facility to be non-stabilized if it is a newly completed development, is undergoing or has recently undergone a significant addition or renovation or is being repositioned. The facility coverage ratio for each of the stabilized facilities in our portfolio is calculated as EBITDAR for the facility for the 12 months ended December 31, 2015 divided by annualized base rent under the applicable lease as of December 31, 2015.
(3)	For the Texas SNF portfolio, we have added back approximately $1.2 million of recoupments to revenue for the 12 months ended December 31, 2015. Recoupments occur when Medicare has overpaid a provider for services in prior periods and then recovers such overpayment by reducing payments to the provider in subsequent periods, which reduces the provider’s revenue for such periods. We believe this adjustment is appropriate because the successor operator (GruenePointe) is not liable for deductions from revenue for recoupments related to the prior operator.

•	Strong Alignment of Interests. We believe the interests of our management team, our board of directors and our stockholders are strongly aligned. Certain members of our management team and our board of directors purchased an aggregate of 405,833 shares of common stock in the management/director private placement. In addition, we have granted our management team an aggregate of 238,749 shares of restricted common stock, which will vest on the third anniversary of the grant date, and an aggregate of 358,125 restricted stock units that will vest on the third anniversary of the grant date only if certain performance metrics are achieved. See “Management—Executive Compensation—Equity Grants.” As a result, as of the date of this prospectus, our management team and directors collectively own approximately 6.2% of our common stock on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

Our Business and Growth Strategies

Our primary business objective is to provide our stockholders with stable cash distributions and an opportunity for value enhancement over time through investments in a diversified mix of healthcare properties, coupled with proactive management and prudent financing of our healthcare property investments. Key elements of our strategy are as follows:

Focus on Multiple Types of Acute and Post-Acute Healthcare Properties

The market for healthcare real estate is extensive and includes real estate owned by a variety of healthcare operators. We focus on acquiring, financing and otherwise investing in healthcare properties that reflect long-term trends in healthcare delivery methods, including:

•	Long-Term Acute Care Hospitals. Long-term acute care hospitals are hospitals that focus on extended hospital care, generally at least 25 days, for the medically complex patient. Long-term acute care hospitals have arisen from a need to provide care to patients in lower-cost, more focused acute care settings, including daily physician observation and treatment, before they are able to go home or into a rehabilitation hospital.

•	Acute Care Hospitals. Acute care hospitals are general medical and surgical hospitals providing both inpatient and outpatient medical services and are owned and/or operated either by a non-profit or for-profit hospital or hospital system. These facilities often act as feeder hospitals to dedicated specialty facilities.

•	Skilled Nursing Facilities. Skilled nursing facilities provide restorative, rehabilitative and nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals or long-term acute care hospitals but require higher levels of care than provided in assisted living facilities. Many provide ancillary services that include occupational, speech, physical, respiratory and IV therapies, as well as sub-acute care services.

•	Medical Office Buildings. Medical office buildings are buildings occupied by physician practices located near or adjacent to acute care hospitals or other facilities where healthcare services are rendered. Medical office buildings can be leased by physicians, physician practice groups, hospitals, hospital systems or other healthcare providers and can include outpatient surgical centers, diagnostic labs, physical therapy providers and physician office space in a single building.

•	Inpatient Rehabilitation Facilities. Inpatient rehabilitation facilities are hospitals that provide inpatient rehabilitation services for patients recovering from injuries, organ transplants, amputations, cardiovascular surgery, strokes, and complex neurological, orthopedic and other conditions. These hospitals are often the best medical alternative to traditional acute care hospitals, which receive reimbursements based upon diagnostic-related groups and, thus are pressured to discharge patients to lower-cost, post-acute care settings after patients become medically stable.

•	Ambulatory Surgery Centers. Ambulatory surgery centers are freestanding facilities designed to allow patients to have surgery, spend a short time recovering at the center and then return home to complete their recovery. Ambulatory surgery centers offer a lower cost alternative to general acute care hospitals for many surgical procedures in an environment that is more convenient for both patients and physicians. Procedures commonly performed include those related to dermatology, ear, nose and throat/audiology, pain, ophthalmology, orthopedics and sports health, and urology.

•	Other Dedicated Specialty Acute Care Hospitals. Other dedicated specialty acute care hospitals are medical and surgical hospitals dedicated to specialized services, such as orthopedic hospitals, cardiac hospitals, hospitals and psychiatric hospitals. These hospitals typically are located in urban and suburban areas, and offer their specialized services in a lower cost setting than in a general acute care hospital.

We believe that by investing in facilities that span the entire acute and post-acute spectrum of care, we will be able to adapt to, and capitalize on, changes in the healthcare industry and support, grow and develop long-term relationships with providers that serve the highest number of patients at the highest-yielding end of the healthcare real estate market.

Employ Multiple Investment Structures to Maximize Investment Returns

We intend to continue to employ the following investment structures:

Direct Property Investments. We intend primarily to acquire and own healthcare properties and lease those properties to healthcare operators and developers pursuant to long-term “triple-net” leases that obligate the tenants to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures, and provide for inflation protection through rental rates that increase in fixed percentage amounts or in amounts tied to increases in CPI. In addition, we may lease certain of our properties on an arms’ length basis to our TRS, and contract with third-party managers to manage the healthcare operations at these properties. By leasing certain of our properties to our TRS, we will be able to benefit from the growth in facility-specific cash flows generated by the operator engaged by our TRS, and will have more control over operator performance.

Property Investments through Joint Ventures and Other Partnerships. We may from time to time make investments in healthcare facilities through joint ventures or other partnerships with operators or other healthcare providers in order to leverage our strength as a healthcare real estate funding source and our partners’ strengths in healthcare operations and/or services. These structures can enhance our ability to expand our existing network of relationships and allow us to make larger scale investments with potentially higher returns while limiting our risk exposure to such investments. Any investment opportunities that we may pursue through a joint venture, partnership or equivalent structure would be subject to our same due diligence processes and investment underwriting criteria.

Debt Investments. We also intend to make mortgage and mezzanine loans to our tenants and other healthcare operators that are collateralized by their real estate assets or a pledge of ownership interests of an entity or entities that directly or indirectly owns properties. Under such loans, we seek to obtain annual interest escalators, lease deposits, covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate or personal guarantees, when appropriate. In addition, we may provide capital to finance the development of healthcare properties, which we may use as a pathway to the ultimate acquisition of pre-leased properties by including purchase options or rights of first offer in the loan agreements.

RIDEA Investments. From time to time, we may make equity investments, loans (with equity like returns) and obtain profits interests in certain of our tenants. This investment falls under a structure permitted by RIDEA. Under the provisions of RIDEA, a REIT may lease “qualified health care properties” on an arms’ length basis to a TRS if the property is operated on behalf of such subsidiary by a person who qualifies as an “eligible independent contractor.” We view RIDEA as a structure primarily to be used on properties that present attractive valuation entry points.

We believe that providing operators and developers with a variety of financing options enhances yield, provides a pathway to additional investments and positions us as a favorable capital partner that can accommodate creative and flexible capital structures.

Negotiate Well-Structured Net Leases with Strong Coverage

Our primary ownership structure is a facility purchase with a long-term triple-net lease with the healthcare provider. We intend to continue to enter into leases that generally have minimum lease coverage ratio requirements (the ratio of the tenant’s EBITDAR to its annualized base rent) and fixed charge coverage ratio requirements (the ratio of the tenant’s EBITDAR to its annualized fixed charges (rent, interest and current maturities of long-term debt). We believe our coverage ratios achieve the proper balance between maintaining our profitability and providing comfort that our tenants will be able to pay the rent due under our leases. Under our net leases, our tenants will be responsible for all operating costs and expenses related to the property, including maintenance and repair obligations and other required capital expenditures. For single-tenant properties, we also seek to structure our leases with lease terms ranging from 10 to 25 years and rent escalators that provide a steadily growing cash rental stream. We also intend to enter into lease extensions during the term of the lease in connection with additional acquisitions, reinvestment projects and other opportunities that arise from our close tenant relationships. Our lease structures also are designed to provide us with key credit support for our rents, including, in certain cases, lease deposits, covenants regarding liquidity, minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate or parent guarantees, when appropriate. We believe these features help insulate us from variability in operator cash flows and enable us to minimize our expenses while we continue to build our portfolio.

Leverage Existing and Develop New Operator Relationships

Our management team has long-standing relationships in the healthcare industry through which we have sourced our existing portfolio and properties under evaluation, and we intend to continue to expand our portfolio by leveraging these existing relationships. Many of our operators have demonstrated a desire, as well as the resources, to grow, and we expect our strong relationships with these operators to lead to other acquisition and investment opportunities going forward. In addition, we intend to develop new relationships with healthcare providers and operators in order to diversify our tenant base and reduce our dependence on any single tenant or operator.

Adhere to Rigorous Investment Underwriting Criteria

We have adopted a rigorous investment underwriting process based on extensive analysis and due diligence with respect to both the healthcare real estate and the healthcare operations. We seek to utilize our network of relationships with healthcare operators and third-party owners to source acquisition or other investment opportunities in properties that have the following attributes:

•	Strong Asset Quality—properties that are suitable for their intended use with a quality of construction that is capable of sustaining the property’s long-term investment potential, assuming funding of budgeted maintenance, repairs and capital improvements;

•	Experienced and Creditworthy Operators—properties with well-qualified, experienced and creditworthy operators or guarantors;

•	Strong Healthcare Regulatory Compliance—properties and operators with a proven record of strong healthcare regulatory compliance programs;

•	Favorable Demographic Trends—local or regional markets that support the potential for stable and growing property-level cash flow over the long term, based in part on an evaluation of local economic, demographic and regulatory factors;

•	Attractive Locations—properties located in established or otherwise appropriate markets for comparable properties, with access and visibility suitable to meet the needs of its occupants;

•	Stable Cash Flow—historical and projected cash flow that comfortably support the ability to meet operational needs, capital expenditure requirements and lease or debt service obligations; and

•	Predictable Capital Needs—future capital needs that can be reasonably projected and allow us to meet our objectives of growth in cash flow and preservation of capital.

Actively Monitor the Performance of Our Facilities and Industry Trends

We actively monitor the financial and operational performance of our tenants and lease guarantors and of the specific facilities in which we invest through a variety of methods, such as reviews of periodic financial statements, operating data and clinical outcomes data, regular meetings with the facility management teams and joint strategic planning with the facility operators. Integral to our asset management philosophy is our desire to continue our existing, and develop new, long-term relationships with our tenants so that they view us as a valuable partner and member of their teams. The value of our investments depends, in part, on our tenants’ ability to prosper. Therefore, pursuant to the terms of our leases, our tenants are required to provide us with certain periodic financial statements and operating data, and, during the terms of such leases, we conduct joint evaluations of local facility operations and participate in discussions about strategic plans that may ultimately require our approval pursuant to the terms of our lease agreements. Our management team also communicates regularly with their counterparts at our tenants, and others who closely follow the healthcare industry, in order to maintain knowledge about changing regulatory and business conditions. We believe this knowledge, combined with our management team’s experience in the healthcare industry, allows us to anticipate changes in our tenants’ operations in sufficient time to strategically and financially plan for changing economic, market and regulatory conditions.

Conservatively Utilize Leverage in Our Investing Activities

We intend to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, future cash flows, the creditworthiness of tenants/operators and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. We intend to target a ratio of debt to gross undepreciated asset value of between 30% and 40%. However, our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of our borrowings. In addition, subject to satisfying the annual distribution requirements applicable to REITs, we intend to target a dividend payout ratio that allows us to retain some of our operating cash flow and thereby reduce our need to rely on additional debt.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur, and, as our portfolio becomes more seasoned, may change the metrics used to determine our leverage. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Our financing sources include the net proceeds from our initial public offering and the BlueMountain Private Placement and our secured credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Secured Revolving Credit Facility.” Over time, subject to maintaining our qualification as a REIT, we intend to finance our growth with issuances of common equity, preferred or convertible securities and secured and unsecured debt.

Our Portfolio

As of the date of this prospectus, our portfolio is comprised of 24 healthcare facilities that contain a total of 2,345 licensed beds, provide aggregate annualized base rent of approximately $46.3 million and have a weighted-average remaining lease term of 15.4 years. Our properties, which we acquired for an initial aggregate gross purchase price of $498.9 million, are located in Texas, California, Nevada and South Carolina and include 17 skilled nursing facilities, two acute care hospitals, two long-term acute care hospitals, one assisted living facility, one inpatient rehabilitation facility and one medical office building. In addition, we have a $10.0 million healthcare-related debt investment that provides annual interest payments of approximately $0.9 million. We own 100% of all of our properties, other than Lakeway Hospital, in which we own a 51% interest through the Lakeway Partnership. Our single-tenant properties are leased to five operators with experienced management teams, with no single tenant/guarantor representing more than 27% of our annualized base rent.

Overall payor mix for the single-tenant operating properties in our portfolio, excluding Lakeway Hospital, was composed of approximately 42% Medicare, 27% Medicaid, 20% commercial payors and 11% other payors for the year ended December 31, 2014 and approximately 39% Medicare, 27% Medicaid, 24% commercial payors and 10% other payors for the year ended December 31, 2015.

Healthcare Facilities

Properties

The following table contains information regarding the individual healthcare facilities in our portfolio as of the date of this prospectus (dollars in thousands).

Property	Major Tenant(s)(1)	Location	Property Type	% Leased	Gross Purchase Price		Annualized Base Rent(2)		Lease Expiration(s)	GLA/ Square Feet
Texas SNF Portfolio (10 properties)	GruenePointe	Texas	SNF	100.0%	$145,000		$12,325		July 2030	339,733

Lakeway Hospital(3)	Lakeway Operator	Lakeway, TX	ACH	100.0	75,000		9,410	(3)	February 2040	270,512

Life Generations Portfolio(4) (6 properties)	Life Generations	CA	SNF/ ALF	100.0	95,000	(4)	8,313	(4)	March 2030	181,149

Kentfield Rehab & Specialty Hospital	Vibra Healthcare	Kentfield, CA	LTACH	100.0	58,000	(5)	5,151	(5)	December 2029	40,091

Mountain’s Edge Hospital	Fundamental Healthcare	Las Vegas, NV	ACH	100.0	35,370	(6)	3,095	(6)	March 2030	72,140

Magnolia Place of Spartanburg	Fundamental Healthcare	Spartanburg, SC	SNF	100.0	20,000		1,827		July 2026	50,397

Horizon Specialty Hospital of Henderson	Fundamental Healthcare	Las Vegas, NV	LTACH	100.0	20,010		1,710	(7)	July 2029	37,209

Vibra Rehabilitation Hospital of Amarillo	Vibra Healthcare	Amarillo, TX	IRF	100.0	19,399		1,697		September 2030	37,834

Mira Vista	Fundamental Healthcare	Fort Worth, TX	SNF	100.0	16,000		1,400		February 2027	51,534

North Brownsville Medical Plaza(8)	VBOA ASC Partners and Pain & Anesthesia Associates	Brownsville, TX	MOB	83.1	15,128		1,414	(9)	December 2017 and February 2018	67,682

Total				99.0%	$498,907		$46,342			1,148,281

(1)	For properties other than Lakeway Hospital and North Brownsville Medical Plaza, the tenant listed is the parent guarantor. With respect to Fundamental Healthcare, the guarantor is THI of Baltimore, Inc., a wholly owned subsidiary of Fundamental Healthcare. For additional information, see “—Description of Properties and Investments in Our Portfolio.”
(2)

Annualized base rent does not represent historical rental amounts. Rather, annualized base rent represents the actual aggregate base rent for in-place leases for the month ended December 31, 2015, multiplied by 12, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For additional information on the expiration of these leases, see “—Lease Expirations.”
(3)	We own a 51% interest in Lakeway Hospital through the Lakeway Partnership. The annualized base rent for Lakeway Hospital as presented in this table and throughout this prospectus represents the incremental AFFO that we expect this investment to contribute to us based on our proportionate share of the approximately $12.8 million of stabilized annual rent payable to the Lakeway Partnership under the lease and the interest we receive under the Lakeway Intercompany Mortgage Loan. The Lakeway Partnership contributed approximately $5.6 million of incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based on the stabilized monthly rent of $1.1 million. See “—Description of Properties and Investments in Our Portfolio—Properties—Lakeway Hospital.”
(4)	The Life Generations Portfolio is comprised of five skilled nursing facilities and one assisted living facility, of which four are located in San Diego County and two are located in San Bernardino County. The gross purchase price excludes approximately $1.7 million of transaction costs, which are capitalized under generally accepted accounting principles in the United States, and also excludes an earn-out of up to $10.0 million that may be paid to Life Generations in the second quarters of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively, and up to $2.0 million that we have agreed to provide to Life Generations for renovations and improvements at the property. The base rent will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 and the amount provided to Life Generations for renovations and improvements. See “—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”
(5)	The gross purchase price includes $7.0 million that we paid to the seller/tenant to fund renovations.
(6)	The gross purchase price includes a tenant allowance of $6.0 million that we paid to the tenant for certain furnishings, fixtures and equipment installed at the facility. The annual base rent under the lease is approximately $3.1 million, or 8.75% of the aggregate gross purchase price, including the $6.0 million tenant allowance. Contractual rent for the first six months of the lease accrues from the commencement of the lease on April 1, 2015, but payment is deferred until April 2016, at which time the amounts are payable in monthly installments over the next 12 months in addition to the contractual rent then due. Interest accrues on the deferred rent at a rate of 8.75% per annum. See “—Description of Properties and Investments in Our Portfolio—Properties—Mountain’s Edge Hospital.”
(7)	Excludes $1.3 million in a lease incentive that we have granted to the tenant under the terms of the lease.
(8)	This property is subject to a ground lease that expires in 2081, with two ten-year extension options, and provides for annual base rent of approximately $0.2 million in 2015. For additional information, see “—Description of Properties and Investments in Our Portfolio—Properties—North Brownsville Medical Plaza.”
(9)	Annualized base rent excludes certain property operating expenses that are reimbursable by tenants, which are included as rental income. For the year ended December 31, 2015, the property operating expenses reimbursed by tenants were approximately $0.8 million.

Debt Investment

The following table contains information regarding the mortgage loan in our portfolio as of the date of this prospectus (dollars in thousands):

Loan	Borrower	Principal Amount	Term		Initial Interest Rate	First Lien Mortgage	Guarantors
Vibra Mortgage Loan	Vibra Healthcare, LLC and Vibra Healthcare II, LLC	$10,000	5/20 years	(1)	9.00%	Vibra Hospital of Western Massachusetts	Vibra Healthcare Real Estate Company II, LLC and Vibra Hospital of Western Massachusetts, LLC

(1)

Following the initial interest-only five-year term, the Vibra Mortgage Loan will automatically convert to a 15-year amortizing loan requiring payments of principal and interest unless prepaid. The Vibra Mortgage

Loan may be prepaid during the initial five-year term only if Vibra Healthcare, LLC or Vibra Healthcare II, LLC, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $25.0 million in value.

Property under Contract

On February 1, 2016, we entered into an agreement with an affiliate of GruenePointe to acquire, upon completion, a facility located in Dallas, Texas that is currently under development, for a gross purchase price not to exceed approximately $28.0 million, plus an earn-out that we may pay to GruenePointe based on the facility’s EBITDAR during the three years following the closing date of the acquisition. The facility, which is being developed by GruenePointe, is expected to be comprised of an 80-bed skilled nursing facility and 29-bed assisted living facility and is expected to be completed and operational in the third quarter of 2017. Upon closing of the acquisition, we will lease the facility to an affiliate of GruenePointe pursuant to a long-term triple-net lease. The closing of this acquisition is subject to, among other things, GruenePointe’s successful completion of the facility and our ability to obtain equity or debt financing for the acquisition in such amounts and on such terms as are satisfactory to us, in our sole discretion. There can be no assurance that we will ultimately complete the acquisition on the terms currently anticipated, or at all.

Acquisitions under Evaluation

Our management team has an extensive network of long-standing relationships with owners, operators and developers of healthcare properties. We believe this network of relationships will provide us access to attractive acquisition and other investment opportunities, which may not be available to our competitors.

We have identified and are in various stages of reviewing in excess of $         million of additional potential acquisitions of healthcare properties, which amount is estimated in each case based on our preliminary discussions with the sellers and/or our internal assessment of the values of the properties. Of these acquisitions under evaluation, we have entered into non-binding letters of intent for the acquisition of an aggregate of $         million of healthcare facilities. We expect these potential acquisitions to provide yields consistent with our current portfolio. We have engaged in preliminary discussions with the owners, commenced the process of conducting diligence on certain of these properties and/or submitted or entered into non-binding indications of interest or term sheets to the owners of these properties. However, we have not entered into binding commitments with respect to any of the properties under evaluation, and the pricing and terms of such transactions are subject to negotiation and ongoing due diligence and, therefore, we do not believe any of these transactions are probable as of the date of this prospectus. Facilitating any acquisition under evaluation into a binding commitment with the seller is influenced by many factors including, but not limited to, the existence of other competitive bids, the satisfactory completion of all due diligence items by both parties and regulatory or lender approval, if required. The impact of these factors on the timing of any acquisition can vary based on the nature and size of each transaction. Once a binding commitment is reached with a seller, in the form of an executed purchase and sale agreement, closing on the transaction is generally expected to occur within 30 to 60 days subject to the completion of routine property due diligence that is customary in real estate transactions. Accordingly, there can be no assurance that we will enter into definitive agreements to acquire or ultimately complete the acquisition of any healthcare property under evaluation on the terms currently anticipated, or at all, and cannot predict the timing of any potential acquisitions if any are completed.

Our Tenants

The following table contains information regarding the tenants in our portfolio as of the date of this prospectus (dollars in thousands).

Tenant	Weighted Average Remaining Lease Term	Total Leased GLA	Percent of Total Leased GLA	Annualized Base Rent(1)		Percent of Total Annualized Base Rent
GruenePointe	14.3	339,733	29.9%	$12,325		26.6%
Lakeway Operator	23.8	270,512	23.8	9,410	(2)	20.3
Life Generations	14.0	181,149	15.9	8,313	(3)	17.9
Fundamental Healthcare	12.5	211,280	18.6	8,032		17.3
Vibra Healthcare	13.9	77,925	6.9	6,848		14.8
MOB Tenants	1.8	56,251	4.9	1,414		3.1

Total / Weighted Average	15.4	1,136,850	100.0%	$46,342		100.0%

(1)	Annualized base rent does not represent historical rental amounts. Rather, annualized base rent represents the actual aggregate base rent for in-place leases for the month ended December 31, 2015, multiplied by 12, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments.
(2)	We own a 51% interest in Lakeway Hospital through the Lakeway Partnership. The annualized base rent for Lakeway Hospital as presented in this table and throughout this prospectus represents the incremental AFFO that we expect this investment to contribute to us based on our proportionate share of the approximately $12.8 million of stabilized annual rent payable to the Lakeway Partnership under the lease and the interest we receive under the Lakeway Intercompany Mortgage Loan. The Lakeway Partnership contributed approximately $5.5 million of incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based on the stabilized monthly rent of $1.1 million. See “—Description of Properties and Investments in Our Portfolio—Properties—Lakeway Hospital.”
(3)	Annualized base rent for Life Generations does not reflect the $10.0 million earn-out that we may pay Life Generations in the second quarters of 2016 and 2017 based on the 2015 and 2016 EBITDARM of Kearny Mesa or up to $2.0 million that we have agreed to provide to Life Generations for renovations and improvements at the property. The base rent will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 and the amount provided to Life Generations for renovations and improvements. See “—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”

Description of Top Tenants

Lakeway Operator

The Lakeway Operator is the privately owned operator of Lakeway Hospital, which provides services in emergency medicine, family practice, cardiology, cardiothoracic surgery, radiation, oncology, general surgery, gastroenterology, women’s health, infusion therapy, diagnostic and therapeutic radiology, respiratory, physical therapy and sports medicine, occupational therapy, speech-language pathology and pain management. Based on the information provided to us by the Lakeway Operator, Lakeway Hospital recognized net revenues of approximately $65.1 million and net income of approximately $35.0 million for the year ended December 31, 2015, which includes $66.6 million in a net gain associated with the Lakeway Operator’s restructuring activities and the related February 2015 foreclosure on the mortgage note receivable secured by Lakeway Hospital.

GruenePointe

GruenePointe was formed in 2014 for the development, construction, acquisition and operation of healthcare facilities. Based on information provided to us by GruenePointe, GruenePointe recognized net revenues of approximately $34.2 million and a net loss of approximately $0.9 million for the year ended December 31, 2015. For additional information regarding GruenePointe, see the financial statements of GruenePointe and related notes thereto included elsewhere in this prospectus. An affiliate of OnPointe Health, which is one of the owners of GruenePointe, manages the operations of facilities owned or leased by GruenePointe, including the Texas SNF Portfolio. OnPointe Health is a privately owned operator of post-acute facilities and, as of December 31, 2015, operated six skilled nursing facilities, two assisted living facilities and a home health company. OnPointe Health’s senior management team has extensive experience owning, operating, managing and developing skilled nursing facilities, primarily located in Texas, New Mexico and Louisiana. Based on information provided to us by OnPointe Health, OnPointe Health recognized net revenues of approximately $73.3 million and net income of approximately $6.2 million for the year ended December 31, 2015.

Life Generations

Life Generations is a privately owned owner-operator of long-term care facilities that began operations in 1998 and has approximately 3,100 employees. As of December 31, 2015, Life Generations operated 17 skilled nursing facilities and one assisted living facility in California, with an aggregate of approximately 2,000 beds, and a therapy company that provides physical, occupational and speech therapy to residents in Life Generations’ facilities. Based on information provided to us by Life Generations, Life Generations recognized net revenues of approximately $238.6 million and net income of approximately $23.4 million for the year ended December 31, 2015.

Fundamental Healthcare

Fundamental Healthcare is a privately owned owner-operator headquartered in Sparks, Maryland. Fundamental Healthcare, through its subsidiaries, operates 77 healthcare facilities in nine states, including skilled nursing facilities, long-term acute care hospitals and rehabilitation centers, and has longstanding, industry-wide relationships. Fundamental Healthcare’s facilities are largely concentrated in Texas, Nevada, Missouri and South Carolina.

Fundamental Healthcare’s wholly owned subsidiary, THI of Baltimore, serves as guarantor for each of our leases with subsidiaries of Fundamental Healthcare. Subsidiaries of THI of Baltimore operate 67 skilled nursing facilities, three long-term acute care hospitals and two acute care hospitals and, based on information provided to us by Fundamental Healthcare, recognized consolidated net revenues of approximately $527.1 million and net income of approximately $1.4 million for the year ended December 31, 2015.

Vibra Healthcare

Vibra Healthcare is a privately owned, nationwide owner-operator of freestanding long-term acute care hospitals and inpatient rehabilitation facilities, headquartered in Mechanicsburg, Pennsylvania. Vibra Healthcare was founded in 2004 and began the company through the acquisition of six long-term acute care hospitals. Vibra Healthcare and its subsidiaries serve as guarantors for the lease for the Kentfield Rehabilitation & Specialty Hospital and serve as guarantors under the lease for Vibra Rehabilitation Hospital of Amarillo. With the support of a highly experienced management team, Vibra Healthcare has grown to more than 9,000 employees and operates more than 50 long-term acute care hospitals, inpatient rehabilitation facilities and outpatient physical therapy centers. These facilities have more than 2,900 licensed beds in 18 states, with the highest concentration in Texas and California. Vibra Healthcare is one of the largest privately owned post-acute owner-operators in the United States.

Based on information provided to us by Vibra Healthcare, Vibra Healthcare recognized consolidated net revenues, less provision for doubtful accounts, of approximately $779.3 million for the year ended December 31, 2015, and recognized net income of approximately $15.1 million for the year ended December 31, 2015.

Lease Expirations

As of the date of this prospectus, the healthcare properties in our portfolio have a weighted-average remaining lease term of 15.4 years. The following table contains information regarding the expiration dates of the leases in our portfolio as of the date of this prospectus (dollars in thousands, except per square foot amounts).

Year of Lease Expiration	Number of Leases Expiring		Total GLA of Expiring Leases	Percent of GLA Represented by Expiring Leases	Annualized Base Rent Under Expiring Leases(1)	Percent of Total Annualized Base Rent of Expiring Leases	Annualized Rent Per Leased Square Foot
2015	—		—	—%	$—	—%	$—
2016	—		—	—	—	—	—
2017	9	(2)	40,786	3.6	1,008	2.2	24.72
2018	2	(2)	15,465	1.4	405	0.9	26.22
2019	—		—	—	—	—	—
2020	—		—	—	—	—	—
2021	—		—	—	—	—	—
2022	—		—	—	—	—	—
2023	—		—	—	—	—	—
2024	—		—	—	—	—	—
Thereafter	9		1,080,599	95.0	44,929	96.9	41.58

Total	20		1,136,850	100.0%	$46,342	100.0%	$40.76

(1)	Annualized base rent does not represent historical rental amounts. Rather, annualized base rent represents the actual aggregate base rent for in-place leases for the month ended December 31, 2015, multiplied by 12, except for Lakeway Hospital, which represents the incremental AFFO that we expect this investment to contribute to us based on our proportionate share of the approximately $12.8 million of stabilized annual rent payable to the Lakeway Partnership under the lease and the interest we receive under the Lakeway Intercompany Mortgage Loan. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments.
(2)	Represents leases of tenants at North Brownsville Medical Plaza.

Geographic Concentration

The following table contains information regarding the geographic concentration of the properties in our portfolio as of the date of this prospectus (dollars in thousands).

Market	Number of Buildings	GLA	% of Total GLA	Annualized Base Rent(1)		Percent of Total Annualized Base Rent
Texas	14	767,295	66.8%	$26,246	(2)	56.6%
California	7	221,240	19.3	13,464	(3)	29.1
Nevada	2	109,349	9.5	4,805		10.4
South Carolina	1	50,397	4.4	1,827		3.9

Total	24	1,148,281	100.0%	$46,342		100.0%

(1)	Annualized base rent does not represent historical rental amounts. Rather, annualized base rent represents the actual aggregate base rent for in-place leases for the month ended December 31, 2015, multiplied by 12, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For information on the expiration of these leases, see “—Lease Expirations.”
(2)

Includes Lakeway Hospital, in which we own a 51% interest through the Lakeway Partnership. The annualized base rent for Lakeway Hospital as presented in this table and throughout this prospectus represents the incremental AFFO that we expect this investment to contribute to us based on our proportionate share of the approximately $12.8 million of stabilized annual rent payable to the Lakeway

Partnership under the lease and the interest we receive under the Lakeway Intercompany Mortgage Loan. The Lakeway Partnership contributed approximately $5.6 million of incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based on the stabilized monthly rent of $1.1 million. See “—Description of Properties and Investments in Our Portfolio—Properties—Lakeway Hospital.”
(3)	Includes Kearny Mesa, a skilled nursing facility that we acquired on October 1, 2015 for $15.0 million, plus an earn-out of up to $10.0 million that may be paid to Life Generations in the second quarters of 2016 and 2017 based on the EBITDARM of the property for 2015 and 2016, respectively. The base rent will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 and the amount provided to Life Generations for renovations and improvements. The annualized base rent does not reflect the $10.0 million earn-out or up to $2.0 million that we have agreed to provide to Life Generations for renovations and improvements at the property. See “—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”

Facility-Type Concentration

The following table contains information regarding the healthcare facilities in our portfolio, as of the date of this prospectus (dollars in thousands).

Facility Type	Number of Buildings	Gross Purchase Price		% of Total Gross Purchase Price	% Leased	Annualized Base Rent(1)		Percent of Total Annualized Base Rent
Skilled Nursing Facilities/ Assisted Living Facility(2)(3)	18	$276,000	(2)(3)	55.3%	100.0%	$23,865	(2)(3)	51.4%
Acute Care Hospital(4)	2	110,370		22.2	100.0	12,505	(4)	27.0
Long-Term Acute Care Hospital	2	78,010		15.6	100.0	6,861		14.8
Inpatient Rehabilitation Facility	1	19,399		3.9	100.0	1,697		3.7
Medical Office Building	1	15,128		3.0	83.1	1,414		3.1

Total	24	$498,907		100.0%	99.0%	$46,342		100.0%

(1)	Annualized base rent does not represent historical rental amounts. Rather, annualized base rent represents the actual aggregate base rent for in-place leases for the month ended December 31, 2015, multiplied by 12, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For information on the expiration of these leases, see “—Lease Expirations.”
(2)	Includes one assisted living facility that we acquired as part of our acquisition of a portfolio from Life Generations. See “—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”
(3)	Includes Kearny Mesa, a skilled nursing facility that we acquired on October 1, 2015 for $15.0 million, plus an earn-out of up to $10.0 million that may be paid to Life Generations in the second quarters of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively. The base rent will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 and the amount provided to Life Generations for renovations and improvements. The gross purchase price and annualized base rent do not reflect the $10.0 million earn-out or up to $2.0 million that we have agreed to provide to Life Generations for renovations and improvements at the property. See “—Description of Properties and Investments in Our Portfolio—Properties—Life Generations Portfolio.”
(4)

Includes Lakeway Hospital, in which we own a 51% interest through the Lakeway Partnership. The annualized base rent for Lakeway Hospital as presented in this table and throughout this prospectus represents the incremental AFFO that we expect this investment to contribute to us based on our proportionate share of the approximately $12.8 million of stabilized annual rent payable to the Lakeway

Partnership under the lease and the interest we receive under the Lakeway Intercompany Mortgage Loan. The Lakeway Partnership contributed approximately $5.6 million of incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based on the stabilized monthly rent of $1.1 million. See “—Description of Properties and Investments in Our Portfolio—Properties—Lakeway Hospital.”

Description of Properties and Investments in Our Portfolio

Properties

Texas SNF Portfolio

Portfolio Description. On July 30, 2015, we acquired nine skilled nursing facilities for an aggregate gross purchase price of $133.4 million, and on October 2, 2015, we acquired Graham Oaks for a gross purchase price of $11.6 million, which we refer to collectively as the Texas SNF Portfolio. The Texas SNF Portfolio contains an aggregate of approximately 339,733 square feet. The $145.0 million aggregate gross purchase price includes $12.0 million of refundable contingent consideration, $3.0 million of which will become fully earned and non-forfeitable on January 1 of each year through 2019, subject to the tenants’ compliance with certain financial covenants under the master lease agreement and other provisions in the purchase and sale agreement on such dates. If any of the refundable contingent consideration has not been earned as of January 1, 2019, GruenePointe will have until January 1, 2020 to achieve compliance with all of the applicable financial covenants and earn such remaining refundable contingent consideration. If GruenePointe has not achieved such compliance by January 1, 2020, GruenePointe must repay to us any refundable contingent consideration that has not been earned, together with interest from the closing date of our acquisition to January 1, 2020, at a rate of 3.0% per annum. As of the date of this prospectus, none of the $12.0 million of refundable contingent consideration had been earned. The following table provides additional details regarding the healthcare facilities in the Texas SNF Portfolio, as of February 29, 2016:

Facility	City, State	# of Licensed Beds
Greenhill Villas	Mt. Pleasant, Texas	150
Songbird Lodge	Brownwood, Texas	125
Casa Rio Healthcare & Rehabilitation	San Antonio, Texas	124
Kemp Care Center	Kemp, Texas	124
St. Teresa Nursing & Rehabilitation Center	El Paso, Texas	124
Graham Oaks Care Center	Graham, Texas	120
Whispering Pines Lodge	Longview, Texas	116
River City Care Center	San Antonio, Texas	100
Sunflower Park Health Care	Kaufman, Texas	92
Kerens Care Center	Kerens, Texas	70

Grand Total		1,145

Lease Terms. Upon the closing of the acquisitions, we leased 100% of the Texas SNF Portfolio to wholly owned subsidiaries of GruenePointe, pursuant to a triple-net master lease with the tenant responsible for all costs of the facilities, including taxes, utilities, insurance, maintenance and capital improvements. The master lease has a non-cancelable 15-year term, with two five-year extension options. The annual base rent under the master lease is approximately $12.3 million, or 8.5% of the $145.0 million aggregate gross purchase price. The annual base rent will increase each year by 2.0% of the prior year’s base rent. The annual base rent will not be adjusted down in the event that GruenePointe is required to repay any portion of the refundable contingent consideration described above. In addition to the base rent, commencing in the second year of the lease, the master lease provides for additional rent equal to 20% of the amount by which the aggregate gross patient care revenues (i.e., gross revenues less supplemental management fees) of four facilities (Songbird Lodge, Graham Oaks, River City Care Center and Kerens Care Center) exceed the aggregate gross patient care revenues of such facilities in the first year of the lease, until the aggregate rent under the master lease for these four facilities equals 10.0% of the gross purchase price allocated to these facilities, subject to increases pursuant to the annual rent escalator.

An affiliate of OnPointe Health, which is one of the owners of GruenePointe, manages the operations of the facilities in the Texas SNF Portfolio.

Guaranty and Security. The master lease is unconditionally guaranteed by GruenePointe and is guaranteed by an affiliate of OnPointe Health in an amount up to one year’s management fee from the Texas SNF Portfolio and by certain members of GruenePointe up to $6.0 million. The GruenePointe guaranty is cross-defaulted and cross-collateralized with all other obligations of GruenePointe to us. In addition, the master lease is secured by (i) a first priority pledge of and security interest in the equity interests in each of the single-asset holding subsidiaries of GruenePointe subject to the master lease and (ii) an assignment and pledge of substantially all of the assets of the single-asset holding subsidiaries of GruenePointe subject to the master lease.

Investment Rationale.

•	Flexible master lease structure with potential for increasing yields and credit protections. The minimum lease payments due under the master lease for the Texas SNF Portfolio provide an initial lease yield of 8.5% on the $145.0 million aggregate gross purchase price. The master lease includes an additional rent provision as described above that will enhance the return on our investment from the Texas SNF Portfolio if the underlying facility operations grow under the direction of GruenePointe.

The master lease also includes several guaranty provisions, including an unconditional guaranty from GruenePointe, a limited guaranty from an affiliate of OnPointe Health and personal guarantees of $6.0 million from certain individual members of GruenePointe. The master lease also requires an initial lease deposit of $2.1 million, which is equal to two months of base rent. In addition, GruenePointe is required to hold $6.0 million in escrow that is subject to reductions of $2.0 million beginning in the second quarter of 2016 and then annually for 2017 and 2018 if GruenePointe maintains a rent coverage ratio (ratio of EBITDAR to base rent) of 1.5x, subject to certain exceptions with our consent.

•	Establish relationship with a growing operator. We believe the acquisition of the Texas SNF Portfolio creates a significant new relationship with GruenePointe and OnPointe Health as we can be a source of real estate investment capital to fund the expansion of their operations. OnPointe Health, which is one of the owners of GruenePointe, is a privately owned operator of post-acute facilities and, as of December 31, 2015, operated six skilled nursing facilities, two assisted living facilities and a home health company.

•	Properties located in less competitive markets with future growth potential. We believe the locations of the Texas SNF Portfolio are in areas with less competition and a stable-to-growing demand for additional patient services, particularly higher acuity services, that can sustain high occupancy levels, which are characteristics similar to markets in which OnPointe Health has existing facilities and experience. We believe that OnPointe Health’s experience and specialties in higher acuity services can allow these facilities to meet the needs of growing patient populations in markets previously underserved while achieving efficiencies within GruenePointe and OnPointe Health’s existing network of operations that would translate into higher profitability and solid regulatory compliance.

Life Generations Portfolio

Portfolio Description. On March 31, 2015, we acquired a portfolio of four skilled nursing facilities and one assisted living facility from Life Generations for $80.0 million, and on October 1, 2015, we acquired Kearny Mesa for $15.0 million, plus an earn-out of up to $10.0 million that may be paid to Life Generations in the second quarters of 2016 and 2017 based on the achievement of certain performance thresholds relating to the EBITDARM of Kearny Mesa for 2015 and 2016, respectively. The portion of the earn-out expected to be paid in 2016 is approximately $1.9 million. We refer to these six facilities collectively as the Life Generations Portfolio. The Life Generations Portfolio is located in the southern California markets. As of February 29, 2016, the following table provides additional details regarding the healthcare facilities in the Life Generations Portfolio:

Facility	Facility Type	City, State	Number of Licensed Beds
Friendship Manor	SNF	National City, CA	104
Arbor Hills	SNF	La Mesa, CA	100
Castle Manor	SNF	National City, CA	99
Kearny Mesa	SNF	San Diego, CA	98
Heritage Court	ALF	Upland, CA	88
Heritage Park	SNF	Upland, CA	70

Total			559

Lease Terms. Upon the closing of the acquisitions, we leased 100% of the Life Generations Portfolio to wholly owned subsidiaries of Life Generations pursuant to a triple-net master lease agreement, with the tenants responsible for all costs of the facilities, including taxes, insurance, maintenance and capital improvements. The lease has a non-cancelable 15-year term, with two five-year extension options. The annual base rent under the lease is approximately $8.3 million, or 8.75% of the $95.0 million initial aggregate gross purchase price. The base rent under the master lease agreement will increase by 8.75% of the amount of the $10.0 million earn-out that we ultimately pay Life Generations in the second quarters of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively. As part of the master lease agreement, we have agreed to provide up to $2.0 million for certain renovations and improvements (subject to our pre-approval) to be made by Life Generations at or with respect to Kearny Mesa. All requests for funds under this arrangement, if any, must be made by October 1, 2016. Annual base rent will be increased by 8.75% of any advances made under this arrangement.

Guaranty and Security. The master lease agreement is unconditionally guaranteed by Life Generations. The master lease is also cross-defaulted with (i) any material uncured default by Life Generations under its credit facility that results in the actual acceleration of any amounts outstanding under its credit facility and (ii) any material uncured default under any material obligations related to the Life Generations Portfolio.

Investment Rationale.

•	High quality portfolio with an attractive yield. The Life Generations Portfolio is comprised of high-quality facilities located in attractive markets in San Diego and the greater Los Angeles, California area. Four out of the five rated facilities in the Life Generations Portfolio are rated five stars by CMS, which differentiates them from other facilities in the same markets. In addition, the above average quality of care provided at the facilities operated by Life Generations, as indicated by the CMS star ratings, has been a prominent factor in achieving robust patient occupancy levels. Occupancy levels at the Life Generations Portfolio averaged approximately 91.8% for the year ended December 31, 2015.

Facility	Facility Type	CMS Star Rating
Arbor Hills	SNF	5
Castle Manor	SNF	5
Friendship Manor	SNF	5
Heritage Court	ALF	N/A
Heritage Park	SNF	4
Kearny Mesa	SNF	5

•	Attractive locations. We believe the locations of the facilities in major metropolitan areas and in close proximity to large population centers will allow the Life Generations Portfolio to continue to maintain high occupancy levels. The considerable replacement costs and development within these California markets should limit future development of competing facilities. Furthermore, the Health and Safety Code regulations imposed by the California Office of Statewide Health Planning and Development, or OSHPD, create substantial barriers to the development of new skilled nursing facilities in California. These regulatory hurdles imposed by OSHPD restrict the supply of skilled nursing facilities throughout the state and often lead operators and investors to pursue opportunities where there are fewer barriers to entry. These factors are likely to provide support for the long-term value of the Life Generations Portfolio.

•	Corporate guarantee and strong rent coverage. The master lease agreement is guaranteed by Life Generations. The guarantee specifies that the consolidated operations of Life Generations will be used to support our rental income at each of the facilities, including profits from operations of properties not included in our sale-leaseback transaction. We will therefore benefit from additional coverages above the property-level Life Generations Portfolio. Based on representations made to us by Life Generations, on a consolidated basis, Life Generations generated a rent coverage ratio of approximately 3.2x for the year ended December 31, 2015.

•	Experienced and respected operator. Life Generations has a well-known reputation for providing high quality care in key California markets, which has allowed Life Generations to build relationships with managed-care payors and key referral sources in local markets for patients.

Lakeway Hospital

Property Description. Lakeway Hospital is a 270,512 square-foot acute care hospital located at 100 Medical Parkway, Lakeway, Texas. The hospital opened in April 2012 and is licensed for 106 beds and has six operating rooms.

Investment Description. On February 3, 2015, we acquired fee simple ownership of Lakeway Hospital through a negotiated, non-judicial foreclosure and payment of an additional $25.0 million in cash consideration for a total investment by the Lakeway Partnership of $75.0 million. We initially acquired a note receivable for $50.0 million on December 29, 2014, which had an outstanding principal balance of approximately $163.9 million and was secured by a first mortgage lien on Lakeway Hospital. The operator of the facility defaulted on debt service payments under the mortgage in 2013, and HUD held an auction in December 2014 through which we acquired the note.

We own the facility through the Lakeway Partnership, which, based on a total equity contribution of $2.0 million, is owned 51% by us and 49% by an entity that is owned indirectly by physicians who have relocated their practices to Lakeway Hospital and a non-physician investor. Our equity contribution to the Lakeway Partnership was $1.0 million, and our transfer of the original $50.0 million note and $23.0 million of cash to the Lakeway Partnership is structured as the Lakeway Intercompany Mortgage Loan to the Lakeway Partnership that is secured by a first mortgage lien on Lakeway Hospital. The Lakeway Intercompany Mortgage Loan has a ten-year term and requires payments of principal and interest at a rate of 8.0% per annum based on a 25-year amortization schedule. The interest rate on the Lakeway Intercompany Mortgage Loan will reset after five years based upon then-current market rates. The Lakeway Intercompany Mortgage Loan, the related interest income to us and the related interest expense to the Lakeway Partnership are eliminated in our consolidated financial statements.

In addition, in connection with our acquisition of Lakeway Hospital, we assumed the seller’s rights as lessor under the ground lease for the medical office building that is part of Lakeway Hospital. The ground lease expires on October 1, 2061, subject to two ten-year extension options, and provides for annual base rent to the Lakeway Partnership of approximately $0.2 million, which will increase each year by 3.0% of the prior year’s base rent.

Lakeway Partnership. We have a 51% interest in the Lakeway Partnership, which is managed by a two-person board, with one member appointed by us and one member appointed by our partner. Each board member has a number of votes equal to the percentage interest of the member that designated such board member. Our board designee is the managing board member in charge of the day-to-day operations of the Lakeway Partnership. However, the approval of both board members is required for certain major decisions, including, among others, the sale of all or a material portion of Lakeway Hospital, the termination or modification of the lease with the Lakeway Operator, the incurrence or modification of any debt in excess of $100,000, the prepayment of the Lakeway Intercompany Mortgage Loan and merging or consolidating with another entity.

Under the Lakeway Partnership agreement, if the neurosurgery group that has relocated its practice to Lakeway Hospital terminates its professional services agreement with the Lakeway Operator for any reason except default by the Lakeway Operator not resulting from its insolvency, we have the option to purchase our partner’s 49% interest in the Lakeway Partnership at its original $1.0 million equity investment plus an accrued return of 8.0% from the date of its investment. In addition, as long as the partner is a member of the Lakeway Partnership and for a period of two years thereafter, its members are prohibited from directly or indirectly owning or participating in the ownership of any entity that operates a competing facility within 15 miles of Lakeway Hospital.

Lease Terms. We lease 100% of Lakeway Hospital to Lakeway Regional Medical Center, LLC pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a non-cancelable 25-year term, with two ten-year extension options. The stabilized annualized base rent payable to the Lakeway Partnership under the lease is approximately $12.8 million, or 17.0% of the Lakeway Partnership’s total $75.0 million investment in the facility, payable in equal monthly installments. However, the monthly rent was approximately $0.5 million for the second and third quarters of 2015 and increased to approximately $1.1 million for the fourth quarter of 2015, which represents the stabilized monthly rent under the lease. On March 17, 2016, the lease was amended to extend the repayment of the aggregate $3.4 million rent deferral (representing the difference between the reduced monthly rent of $0.5 million for the first six months of the lease and the stabilized monthly rent of $1.1 million), which was originally scheduled to be repaid in six equal monthly installments over the first six months of 2016. Under the amended lease, the Lakeway Operator will repay the deferred rent in 12 equal monthly installments beginning in July 2016, in addition to the stabilized monthly rent, but can pre-pay the entire deferred amount at any time without penalty. The deferred rent will bear interest at a rate of 10.0% per annum from the time each payment would have been due under the original lease. Beginning in the third year of the lease term, the annual base rent will increase each year by 3.0% of the prior year’s base rent. The lease contains a provision for a $1.0 million lease deposit at inception of the lease, with additional monthly deposits required during the fourth year of the lease, until the total deposit is $6.3 million.

Our underwriting for Lakeway Hospital was based on an expected improvement in the operating results of the Lakeway Operator due to the recruitment of a neurosurgical physicians group to Lakeway Hospital, which commenced operations at the hospital in April 2015, replacement of the executive management team and restructuring of the Lakeway Operator’s ownership structure. The Lakeway Operator’s current EBITDAR is not sufficient to cover the stabilized monthly rent of approximately $1.1 million. However, operating results continue to improve. Based on information provided to us by the Lakeway Operator, net patient revenues, admissions, patient days and surgeries performed at the Lakeway Hospital increased by approximately 46%, 45%, 35% and 73%, respectively, during the fourth quarter of 2015 as compared to the fourth quarter of 2014. We believe the operating results of Lakeway Hospital should continue to improve as the additional specialist physicians complete their transition to Lakeway Hospital and as the Lakeway Operator’s new executive management team continues to improve the business processes at the hospital and to implement new or expanded patient service lines, such as plastic surgery, cardiology, orthopedics and other specialties. Lakeway Hospital received its Primary Stroke certification in December 2015, which is expected to enhance further the scope of services provided at the hospital and improve operating results.

The lease for Lakeway Hospital was structured with the expectation of such improved results. Under the amended lease, the Lakeway Operator is required to maintain an annualized quarterly minimum rent coverage ratio (ratio of EBITDAR to rent) under the lease of at least 1.0x, beginning with the fourth quarter of 2016. The minimum rent coverage ratio increases to 1.25x, 1.75x and 2.25x at the beginning of each successive fourth quarter, respectively.

Investment Rationale

•	Generates attractive yield. The Lakeway Partnership contributed approximately $5.6 million in incremental AFFO to us for the year ended December 31, 2015 and is expected to contribute approximately $9.4 million of incremental AFFO to us annually beginning with the year ending December 31, 2016 based upon the stabilized monthly rent of $1.1 million.

•	Attractive location. Lakeway Hospital is located in the highly affluent area of Lakeway, Texas, which is approximately 20 miles northwest of Austin, Texas. The population of the Lakeway area has grown rapidly as the area has experienced strong investment in residential and commercial development. We anticipate that the limited number of nearby competing facilities will allow Lakeway Hospital to service the growing demand for the high-acuity services in the Lakeway area. We believe the attractive demographic characteristics of the area combined with the need for both specialized acute care services in the local market will support the long-term value of Lakeway Hospital.

•	Acquired at significant discount to cost. Lakeway Hospital had a total gross property and equipment original development and acquisition cost of approximately $202.0 million in 2012. The total consideration of $75 million paid by the Lakeway Partnership to acquire the facility represents a substantial discount to the originally invested capital and has the ability to provide additional value within our portfolio.

•	Structure that protects our invested capital. Under the terms of the partnership agreement, $73.0 million of our investment is structured as an intercompany loan to the Lakeway Partnership that is secured by a first mortgage lien on Lakeway Hospital. As a result, proceeds from any future disposition would first be applied to any outstanding amount under our loan to the partnership. The partnership agreement also provides us with the right to buyout the 49% owner in the partnership at their original $1.0 million equity investment plus an accrued return of 8.0% from the date of their investment if the operator defaults on their rent payment and does not cure the default. This provides us with the flexibility to bring in a replacement specialty physician group or operator. Furthermore, in the event of a sale or recapitalization of the Lakeway Operator, we will receive a priority payment of $6.4 million plus a scaled percentage of the proceeds to the operator.

•	Partner with prestigious neurosurgical group. The neurosurgical physicians group that relocated its practice to Lakeway Hospital is highly respected and has material geographic coverage in the local market. We estimate that this physicians group represents approximately 20% of the neurosurgical capacity in the Austin, Texas area. We believe that the combination of these factors provides a distinct operational advantage that will contribute meaningfully to Lakeway Hospital’s financial performance and provide us with greater rental income security.

•	Newly constructed facility. Lakeway Hospital began operations in the newly constructed campus in April 2012. We believe the state-of-the-art structure makes the Lakeway Hospital more attractive than other hospitals in the metropolitan area, which should increase patient volumes and enhance Lakeway Hospital’s ability to attract additional specialty doctors and staff.

Kentfield Rehabilitation & Specialty Hospital

Property Description. On August 1, 2014, we acquired Kentfield Rehabilitation & Specialty Hospital, or Kentfield Hospital, from Vibra Healthcare for a gross purchase price of $58.0 million and leased the property back to 1125 Sir Francis Drake Boulevard Operating Company, LLC, or the Kentfield Operator, a subsidiary of Vibra Healthcare. Kentfield Hospital is a 40,091 square-foot facility located at 1125 Sir Francis Drake Boulevard, Kentfield, California, within the highly affluent Marin County in the San Francisco Bay area. Kentfield Hospital consists of an approximately 29,000 square-foot long-term acute care hospital with 60 licensed long-term acute care hospital beds and an approximately 11,000 square-foot adjoining medical office building. Kentfield Hospital is currently undergoing an approximately $15.0 million renovation project that began in early 2012 and is expected to be completed in the second half of 2015. The gross purchase price includes $7.0 million that has been paid to the seller/tenant to fund renovations.

Lease Terms. Upon the closing of the acquisition, we leased 100% of Kentfield Hospital to the Kentfield Operator pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a 15-year term with two five-year extension options. The initial annual base rent under the lease was approximately $4.5 million, or 8.75% of the initial $51.0 million purchase price, payable in equal monthly installments. The monthly base rent increases each month by 8.75% of the amount of the $7.0 million that we have advanced to fund ongoing renovations. In addition, the annual base rent will increase (i) by 1.5% of the prior year’s base rent on the first and second anniversaries of the initial lease term and (ii) for each year thereafter, by the percentage by which the consumer price index has increased over the prior 12 months, subject to an annual cap of 2.0% of the prior year’s base rent.

Guaranty and Security. The lease is unconditionally guaranteed by each of Vibra Healthcare and Vibra Healthcare II, LLC, or Vibra Healthcare II. In addition, the lease is secured by an assignment and pledge of substantially all of the assets, other than accounts receivable, of Kentfield Hospital, subject to the terms of an intercreditor agreement between us and the Kentfield Operator’s existing lender. The obligations of the Kentfield Operator and of Vibra Healthcare and Vibra Healthcare II as guarantors is cross-collateralized and cross-defaulted with the obligations and all collateral, if any, securing any existing and future obligations of the Kentfield Operator, Vibra Healthcare, Vibra Healthcare II and their respective affiliates to us, including the Vibra Mortgage Loan.

Investment Rationale. Located in the highly affluent Marin County, California, Kentfield Hospital is one of only two licensed long-term acute care hospitals in the San Francisco Bay Area market and benefits from a surrounding population of approximately 7.2 million, according to the 2010 U.S. Census, which supports its bed demand. Kentfield Hospital has been one of Vibra Healthcare’s top performing facilities. Services provided at Kentfield Hospital, in addition to servicing patients with complex medical needs requiring long-term hospitalization in an acute setting, include dialysis, advanced wound care, bronchoscopy, ventilator management, total parenteral nutrition, spasticity management and nerve blocks, fluoroscopy, barium swallow studies and diagnostic EMG studies. In addition, we believe Kentfield Hospital receives referrals from Marin General Hospital, a 235-bed general acute-care hospital that is approximately one mile from Kentfield Hospital. As a result of this relationship, Kentfield Hospital has benefitted from a consistent step-down patient flow.

We believe that the competitive barriers to entry for any new long-term acute care hospital in the San Francisco Bay Area market are high, as a result of land and construction costs in the California market and a long, extensive and costly regulatory process, which have helped generate a robust flow of patients and high patient occupancy rates for the Kentfield Hospital. In addition, as part of the Medicare, Medicaid and SCHIP Extension Act of 2007 and the Affordable Care Act, construction of new long-term acute care hospitals were under a moratorium from December 2007 until December 2012. With the passage of the Bipartisan Budget Act of 2013, the moratorium was reinstated in January 2015. These restrictions on new construction limit the supply, and therefore competition, from newly constructed long-term acute care hospitals.

Mountain’s Edge Hospital

Property Description. On March 31, 2015, we acquired Mountain’s Edge Hospital for an aggregate gross purchase price of $35.4 million, which includes a tenant allowance of $6.0 million that we paid the tenant for certain furnishings, fixtures and equipment installed at the facility. Mountain’s Edge Hospital is a newly developed 72,140 square foot acute care hospital that began accepting patients in early July 2015 and is located at 8656 West Patrick Lane, Las Vegas, Nevada. Mountain’s Edge Hospital is licensed for 130 beds.

Lease Terms. On April 1, 2015, we leased 100% of Mountain’s Edge Hospital to Vegas Hospital Care, LLC, or Vegas HC, a wholly owned subsidiary of Fundamental Healthcare, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a non-cancelable 15-year term, with two five-year extension options. The initial annual base rent under the lease is approximately $3.1 million, or 8.75% of the aggregate gross purchase price, including the $6.0 million tenant allowance. Contractual rent for the first six months of the lease accrues from the lease date, but payment is deferred until April 2016, at which time the amounts are payable in monthly installments over the next 12 months in addition to the contractual rent then due. Interest accrues on the deferred rent at a rate of 8.75% per annum. Beginning in the sixth year of the initial lease term, the annual base rent will increase each year by 1.5% of the prior year’s base rent.

Guaranty and Security. The lease is unconditionally guaranteed by THI of Baltimore, and the guaranty is cross-defaulted and cross-collateralized with all other obligations of THI of Baltimore to us. In addition, the lease is secured by an assignment and pledge of substantially all of the assets of Mountain’s Edge Hospital, subject to the terms of an intercreditor agreement between us and Vegas HC’s existing lender.

Investment Rationale. The seller acquired the property in July 2012 to develop the hospital on behalf of Fundamental Healthcare, which recognized the potential opportunities that a new hospital could afford in the rapidly expanding and affluent western section of Las Vegas. Fundamental Healthcare has extensive experience in the Las Vegas market, having operated there for more than 20 years. Prior to developing the property, a detailed bed need analysis was performed to estimate potential demand for a new hospital. Using a census of acute care hospitals and skilled nursing facilities operating in the Las Vegas market in combination with zip-code level population and patient discharge data, Fundamental Healthcare determined areas of the Las Vegas market were underserved. The location of Mountain’s Edge Hospital was strategically chosen to take advantage of the unmet demand in the area, particularly among elderly residents. The facility is also expected to benefit from favorable demographic trends as the Nevada State Demographer estimates an increase of approximately 61% in the population of those aged 65 and older from 2010 to 2030 in Clark County, which includes Las Vegas.

We believe the new state-of-the-art hospital will be a significant upgrade from existing in-patient rehabilitation facilities in the Las Vegas market. Mountain’s Edge Hospital replaces an existing hospital which is expected to be converted to a skilled nursing facility, with Mountain’s Edge Hospital intended to be the principal hospitalization site for the Health Plan of Nevada’s managed care patient population. As a result, Mountain’s Edge Hospital is expected to benefit from an immediate flow of patients. In addition, Mountain’s Edge Hospital is expected to benefit from a daily 75-bed minimum guarantee from a leading national managed care company. Mountain’s Edge Hospital includes imaging services, an intensive care unit and comprehensive rehabilitation modalities. We believe that the supportive demographic trends and immediate source of patient referrals will allow Mountain’s Edge Hospital to quickly ramp up its operations.

Magnolia Place of Spartanburg

Property Description. On August 1, 2014, we acquired Magnolia Place of Spartanburg, or Magnolia Place, from Spartanburg Healthcare Realty, LLC for $20.0 million. Magnolia Place is a 32,885 square-foot skilled nursing facility that has recently been developed by Fundamental Healthcare to expand the facility to approximately 50,397 square feet and increase the number of licensed beds from 88 to 120. The property is located at 8020 White Avenue, Spartanburg, South Carolina.

Lease Terms. Upon the closing of the acquisition, we leased 100% of Magnolia Place to THI of South Carolina at Magnolia Place Spartanburg, LLC, or THI South Carolina, a subsidiary of Fundamental Healthcare and the tenant of Magnolia Place at the time of our acquisition, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a non-cancelable 12-year term, with two five-year extension options. The initial annual base rent under the lease is approximately $1.8 million, or 9.0% of the purchase price, payable in equal monthly installments. The annual base rent will increase each year by 1.5% of the prior year’s base rent.

Guaranty and Security. The lease is unconditionally guaranteed by THI of Baltimore, and the guaranty of THI of Baltimore is cross-defaulted with all other obligations of THI of Baltimore to us. In addition, the lease is secured by an assignment and pledge of substantially all of the assets of Magnolia Place, subject to the terms of an intercreditor agreement between us and THI South’s Carolina’s existing lender.

Investment Rationale. Magnolia Place of Spartanburg is located in Spartanburg, South Carolina and benefits from significant entry barriers in the state. The state of South Carolina regulates the supply of certain healthcare providers through its Certificate of Need Program. The Certificate of Need Program is a regulatory review process that requires some healthcare providers, like hospitals and nursing homes, to obtain state authorization before making major capital expenditures or expanding medical services. The requirement to receive state authorization before developing new nursing and hospital facilities or expanding existing facilities creates a substantial barrier for bed expansion in South Carolina. According to South Carolina Department of Health and Environmental Control, there was a need for 389 additional beds in Spartanburg County as of 2012, which is where Magnolia Place is located. Furthermore, in the South Carolina counties adjacent to Spartanburg County, there was a need for an additional 740 beds as of 2012. Fundamental Healthcare’s management recognized the bed shortage in the Spartanburg market and chose to pursue an expansion of the facility to accommodate demand and, as part of the process, received a Certificate of Need from the state. Fundamental Healthcare has been able to capitalize on the facility’s CMS rating and high demand to achieve an average occupancy of 93% in 2013. We believe the expansion at Magnolia Place and restriction of skilled nursing facility beds related to the Certificate of Need Program will enhance profitability of the hospital and provide us with a more financially sound operator for the already successful facility.

Services provided at Magnolia Place, include skilled nursing care and related services for residents who require medical or nursing care, and rehabilitation services for injured, disabled, or sick persons. The facility caters to patients who either need short-term rehabilitation services while recovering from surgery or require long-term nursing and medical supervision. In addition to these services, DaVita Healthcare Partners Inc. (NYSE: DVA) constructed a 17-chair dialysis center adjacent to Magnolia Place. Dialysis services became available to Magnolia Place residents beginning in the second quarter of 2015.

In addition, we believe Magnolia Place receives referrals from Spartanburg Regional Hospital, a 540-bed general acute care hospital that is approximately two miles from Magnolia Place. As a result of this relationship, Magnolia Place has benefitted from a consistent step-down patient flow.

Horizon Specialty Hospital of Henderson

Property Description. On August 1, 2014, we acquired Horizon Specialty Hospital of Henderson, or Horizon Hospital, from Eastern LTAC, LLC for $20.0 million. Horizon Hospital is a 37,209 square-foot long-term acute care hospital located at 8550 South Eastern Avenue, Henderson, Nevada. Horizon Hospital is licensed for 39 beds.

Lease Terms. Upon the closing of the acquisition, we leased 100% of Horizon Hospital to THI of Nevada II at Desert Lane, LLC, or THI Nevada, a subsidiary of Fundamental Healthcare and the tenant of Horizon Hospital at the time of our acquisition, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a 15-year term, with one five-year extension option. The initial annual base rent under the lease is approximately $1.7 million, or 8.5% of the purchase price, payable in equal monthly installments. Beginning in the sixth year of the initial lease term, the annual base rent will increase each year by 1.5% of the prior year’s base rent. In addition, upon executing the amended and restated lease agreement with THI Nevada, we paid THI Nevada $1.3 million as a lease inducement.

Guaranty and Security. The lease is unconditionally guaranteed by THI of Baltimore. In addition, the lease is secured by an assignment and pledge of substantially all of the assets of Horizon Hospital, subject to the terms of an intercreditor agreement between us and THI Nevada’s existing lender.

Investment Rationale. Horizon Hospital is located in the affluent eastern section of the Las Vegas area and began admitting patients in February 2013. The facility offers acute-care services, including cardiopulmonary rehabilitation, ventilator weaning, tracheotomy care, pulmonary rehabilitation, cardiac monitoring and case management-discharge planners.

Prior to developing the property, a detailed bed need analysis was performed to estimate potential demand for a new hospital. Using a census of acute care hospitals and skilled nursing facilities operating in the Las Vegas market in combination with zip-code level population and patient discharge data, Fundamental Healthcare determined areas of the Las Vegas market were currently underserved. The location of the Horizon Hospital was strategically chosen to take advantage of the unmet demand in the area, particularly among elderly residents. Importantly, the Nevada State Demographer estimates 61% growth in people aged 65 and older from 2010 to 2030 in Clark County, which includes Las Vegas and Henderson, Nevada. We believe that current capacity constraints will encourage hospitals to move patients, once stabilized, out of high-cost acute care hospitals to step-down facilities, such as long-term acute care hospitals, where the cost of continued care is significantly lower than that of an acute care hospital. In addition, Fundamental Healthcare has extensive experience in the Las Vegas market, having operated there for more than 20 years.

Vibra Rehabilitation Hospital of Amarillo

Property Description. Vibra Rehabilitation Hospital of Amarillo is a 44-bed inpatient rehabilitation hospital located at 7200 SW 9th Avenue in Amarillo, Texas.

Acquisition Terms. On October 1, 2015, we acquired Vibra Rehabilitation Hospital of Amarillo, an inpatient rehabilitation hospital located in Amarillo, Texas, for approximately $19.4 million. We previously held the Amarillo Mortgage Loan, an $18.0 million loan secured by the first mortgage on this property. The $18.0 million principal balance of the Amarillo Mortgage Loan was applied towards the $19.4 million purchase price, resulting in a cash expenditure of approximately $1.4 million to acquire the property.

Lease Terms. Upon the closing of the acquisition, we leased 100% of Vibra Rehabilitation Hospital of Amarillo to the existing tenant, a wholly owned subsidiary of Vibra Healthcare, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a 15-year term, with three five-year extension options. The initial annual base rent under the lease is approximately $1.7 million, or 8.75% of the $19.4 million purchase price, payable monthly. Beginning in the second year of the initial lease term, the annual base rent will increase each year by 3.0% of the prior year’s rent.

Guaranty and Security. The lease is unconditionally guaranteed by Vibra Healthcare and Vibra Healthcare II. The obligations of Vibra Healthcare and Vibra Healthcare II as guarantors is cross-collateralized and cross-defaulted with the obligations and all collateral, if any, securing any existing and future obligations of Vibra Healthcare and Vibra Healthcare II and their respective affiliates to us, including Kentfield Hospital.

Investment Rationale. Located within the Amarillo Medical District, we believe Vibra Rehabilitation Hospital of Amarillo receives referrals from the Northwest Texas Hospital, Baptist Saint Anthony’s Hospital, as well as Vibra’s own long-term acute care hospital, Vibra Hospital of Amarillo, and other medical providers all located within a two-mile radius of its campus. Vibra Rehabilitation Hospital of Amarillo operates 44 of the 76 rehabilitation beds in the Amarillo market and has generated strong financial results since being acquired in September 2013.

The facility is an inpatient hospital offering intense ongoing patient programs to individuals, primarily seniors, who have been impaired by an injury or illness and are considered by their physicians to be medically stable and physically able to begin a comprehensive rehabilitation program consisting of at least three hours of therapy a day, five days a week. Patients admitted benefit from specialized intense rehabilitation for medical needs that preclude them from being accepted into a lower level of care such as a skilled nursing facility.

All therapy programs are customized based on the individual’s existing abilities, tolerance for therapy and desired outcomes. Prospective patients require daily physician oversight, a minimum of two types of therapy and 24-hour nursing care. As a result of the level of care being provided to patients and the facility’s reputation in the

Amarillo market, as well as Vibra Rehabilitation Hospital of Amarillo’s relationships with acute care providers, we believe the facility will continue to be the provider of choice in the Amarillo market for patients requiring rehabilitation services.

Mira Vista Court

Property Description. On February 20, 2015, we acquired Mira Vista from Performance Care Centers, LLC for $16.0 million and leased the property to a subsidiary of Fundamental Healthcare. Mira Vista is a 51,534 square foot skilled nursing facility located at 7021 Bryant Irvin Road, Fort Worth, Texas. Mira Vista is licensed for 142 beds.

Lease Terms. Upon the closing of the acquisition, we leased 100% of Mira Vista to an affiliate of THI of Baltimore, a wholly owned subsidiary of Fundamental Healthcare, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a non-cancelable 12-year term, with two five-year extension options. The initial annual base rent under the lease is approximately $1.4 million, or 8.75% of the purchase price, payable in equal monthly installments. The annual base rent will increase each year by 2.0% of the prior year’s base rent.

Guaranty and Security. The lease is unconditionally guaranteed by THI of Baltimore, and the guaranty of THI of Baltimore is cross-defaulted and cross-collateralized with all other obligations of THI of Baltimore to us. In addition, the lease is secured by an assignment and pledge of substantially all of the assets of Mira Vista, subject to the intercreditor agreement between us and THI of Baltimore’s existing lender.

Investment Rationale. Mira Vista is located in the expanding southwest section of Fort Worth, Texas. Mira Vista began admitting patients in January 2014 and provides skilled nursing care and related services for residents who either need short-term rehabilitation services while recovering from surgery or require long-term nursing and medical supervision. Mira Vista also operates two in-house pulmonary designated wings. We believe the new state-of-the-art campus has been a significant upgrade from existing skilled nursing facilities in the southwest Fort Worth market.

In addition, we believe Mira Vista receives referrals from Texas Health Harris Methodist Hospital Southwest, a 222-bed general acute care hospital, as well as the 62-bed HealthSouth City View Rehabilitation Hospital, which are both approximately two miles from Mira Vista. As a result of these relationships, Mira Vista has benefited from a consistent step-down patient flow.

North Brownsville Medical Plaza

Property Description. On September 19, 2014, we acquired North Brownsville Medical Plaza, including the seller’s rights under the ground lease for the real property on which North Brownsville Medical Plaza is located, or the Brownsville Ground Lease, for approximately $15.1 million. North Brownsville Medical Plaza is a 67,682 square-foot medical office building located at 5700 North Expressway, Brownsville, Texas. As of December 31, 2015, the property was 83.1% leased.

Ground Lease Terms. The Brownsville Ground Lease expires in 2081, subject to two ten-year extension options, and provided for annual base rent of approximately $0.2 million in 2015, which will increase each year by 2.0% of the prior year’s annual base rent. Under the Brownsville Ground Lease, we, as lessee, have a right of first refusal in the event that the landlord intends to offer, or accept a third-party offer, for all or a portion of its fee simple interest in the land.

Tenant Leases. As of December 31, 2015, North Brownsville Medical Plaza had a total of 11 tenants under leases that provided for aggregate annualized base rent of approximately $1.4 million and had a weighted-average remaining lease term of 1.8 years. The following table sets forth information with respect to two tenants at North Brownsville Medical Plaza that together account for approximately 56.2% of the annualized base rent for the property as of December 31, 2015:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Total Leased GLA	% of Total Property GLA	Annualized Base Rent(1)	% of Property ABR	ABR per Leased Square Foot
VBOA ASC Partners (Tenet Healthcare)	Surgery Center	December 2017	N/A	19,482	28.8%	$511,013	36.2%	$26.23

Pain & Anesthesia Associates	Pain Management	February 2018	N/A	10,775	15.9%	$282,413	20.0%	$26.21

(1)	Annualized base rent excludes certain property operating expenses that are reimbursable by tenants, which are included as rental income.

Investment Rationale. North Brownsville Medical Plaza is a state-of-the-art medical office building located in Brownsville, Texas. The Brownsville metropolitan area population and its sister city of Matamoras, Mexico has a population in excess of 750,000. We believe the building represents the latest in healthcare facility design and was planned to meet the high expectations and demands of the modern healthcare professional, as well as setting the standard for integrated medicine delivery. Physicians and patients have access to the latest in modern technology at the on-site surgery center, full modality diagnostic center, physical therapy center, lab and physician offices.

North Brownsville Medical Plaza also boasts convenient and accessible parking and first-class amenities. The building is currently leased to leading physicians and physician groups in the Brownsville medical community. Approximately 29% of the gross leasable area is leased to VBOA ASC Partners, which operates a large surgery and diagnostic center within the North Brownsville Medical Plaza. VBOA ASC Partners is owned by Tenet Healthcare and benefits from a high volume of patient flow and is one of the premier surgery centers in Brownsville, which provides us with a strong anchor tenant.

Debt Investment

Vibra Mortgage Loan

General. On August 1, 2014, we entered into a term loan and security agreement with Vibra Healthcare and certain of its affiliates to provide Vibra Healthcare and Vibra Healthcare II with a $10.0 million mortgage loan, or the Vibra Mortgage Loan.

Loan Terms. The Vibra Mortgage Loan provides for interest-only payments during the initial five-year term before automatically converting to a 15-year amortizing loan requiring payments of principal and interest. The Vibra Mortgage Loan incurs interest at a rate of 9.00% per annum. The Vibra Mortgage Loan may be prepaid during the initial five-year term only if Vibra Healthcare or Vibra Healthcare II, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $25.0 million in value.

Guaranty and Security. The Vibra Mortgage Loan is secured by a first mortgage lien on Vibra Hospital of Western Massachusetts, a 257,851 square-foot long-term acute care hospital located in Springfield, Massachusetts. In addition, the Vibra Mortgage Loan is unconditionally guaranteed by Vibra Healthcare Real Estate Company II, LLC and Vibra Hospital of Western Massachusetts, LLC, each a wholly owned subsidiary of Vibra Healthcare II. The obligations of Vibra Healthcare and Vibra Healthcare II, as co-borrowers, and of Vibra Healthcare Real Estate Company II, LLC and Vibra Hospital of Western Massachusetts, LLC, as guarantors, are cross-collateralized and cross-defaulted with the obligations and all collateral, if any, securing any existing and future obligations of such parties and their respective affiliates to us, including the lease of the Kentfield Hospital and Vibra Rehabilitation Hospital of Amarillo.

Investment Process

We believe our management team’s depth of experience in healthcare real estate, operations and finance provides us with unique perspective in underwriting potential investments. Our real estate and loan underwriting process focuses on both real estate and healthcare operations. The process includes a detailed analysis of the facility and the financial strength and experience of the tenant and its management. Key factors that we consider in the underwriting process include the following:

•	the current, historical and projected cash flow and operating margins of each tenant and at each facility;

•	the ratio of our tenants’ operating earnings both to facility rent and to facility rent plus other fixed costs, including debt costs;

•	the quality and experience of the tenant and its management team;

•	construction quality, condition, design and projected capital needs of the facility and property condition assessments;

•	competitive landscape;

•	drivers of healthcare-related needs;

•	the location of the facility;

•	local economic and demographic factors and the competitive landscape of the market;

•	licensure and accreditation;

•	the effect of evolving healthcare legislation and other regulations on our tenants’ profitability and liquidity; and

•	the payor mix of private, Medicare and Medicaid patients at the facility.

We believe our underwriting process enables us to acquire desirable properties with strong tenants that will support our ability to deliver attractive risk-adjusted returns to our stockholders.

Sourcing and Initial Screening

Our management team has developed and maintains an extensive network of relationships among active participants within the healthcare services industry. These relationships include operators, developers, lawyers, architects, contractors, commercial bankers, investment bankers and private equity firms. We believe these broad reaching relationships will help identify potential healthcare properties for us to acquire and we intend to source acquisitions in off-market and target-marketed transactions from operators and developers with whom we have existing relationships.

Underwriting and Analysis

Once a potential healthcare property has been identified, we commence the initial due diligence process. This process generally consists of an initial meeting with the owner to discuss the salient aspects of a transaction in general terms and to obtain an idea of the physical and operational history of the property, including current use and configuration, and the expected purchase price range. We then typically discuss the general terms of a lease structure and begin to discuss the preliminary aspects of the lease, such as the initial lease payment, annual rent increases, lease payment coverage requirements and other financial covenants, the initial lease term, and any renewal options. If the property is suitable for lease to our TRS lessee, we would also begin discussions regarding the terms of a management agreement with the operator and possible improvements to increase operating performance and efficiency.

We then submit an initial due diligence list that requests information such as the land size, the building size and condition, environmental matters, a detailed description of improvements, a rent roll for properties with multiple tenants, an overview of the operational history which would include financial results, operational statistics, referral patterns and sources, payor mix, the various governmental oversight survey results and responses thereto, accreditation surveys and responses and the competitive landscape of the market. After evaluating the due diligence materials our management team makes a decision whether or not to pursue the opportunity.

Approval by Investment Committee and/or Board of Directors

Our investment committee is comprised of Messrs. McRoberts, Harlan, Mandelbaum, Pieri and Walraven. Messrs. Mandelbaum and Pieri are designees of BlueMountain. BlueMountain will continue to have the right to appoint two members of the investment committee for as long as BlueMountain is entitled to designate two nominees to our board of directors, and one member of the investment committee will be appointed by BlueMountain so long as BlueMountain is entitled to one nominee to our board of directors.

For so long as BlueMountain maintains a designee on the investment committee:

•	all acquisitions will be presented to the investment committee for approval;

•	any acquisition for aggregate consideration of less than 5% of our assets (on a pro forma basis after giving effect to the acquisition) will require the approval of a majority of the members of the investment committee;

•	any acquisition for aggregate consideration of greater than 5% of our assets (on a pro forma basis after giving effect to the acquisition) will require the approval of four members of the investment committee; and

•	any acquisition for greater than 15% of our assets (on a pro forma basis after giving effect to the acquisition) will require the unanimous approval of the investment committee.

After our management team decides to pursue an acquisition opportunity, our management team prepares an in-depth investment package to be presented to the investment committee and, if applicable, our board of directors for approval. The investment package presented for approval typically includes the facility type, operator, operator parent company (lease guarantor), acquisition price (in gross dollars, per square foot, per bed, or other manner as deemed appropriate), operator and parent financial statements (3-5 years), operator statistical trends (payor mix, referral sources, patient acuity, etc.), initial lease term, initial lease rate, annual increases to lease rate, optional renewal periods, lease coverage, fixed charge coverage, financial covenants required, demographic and competitive information for the location, all of which are accompanied with a general discussion and summary of why our management team believes the acquired property is a good investment for us. If we propose to lease the property to our TRS lessee, the investment package includes lease terms with the TRS lessee, the terms of the engagement agreement with the operator and any plans for operational improvement.

Remaining Due Diligence and Closing

We engage legal counsel to prepare an asset purchase agreement, review the title report and the applicable federal, state or local regulatory compliance requirements. We typically engage third-party consultants to perform property appraisals, environmental assessments, structural analyses, ALTA surveys and other applicable inspections or reports prior to closing on the transaction. These third-party reports must be acceptable to us in our sole discretion prior to closing any transaction. In addition, we engage third-party specialists to conduct clinical due diligence regarding healthcare regulatory compliance, including reviewing healthcare surveys and interviewing clinical directors and other employees at the facility. Legal counsel is responsible for coordinating the flow of documents and reports and we do not close until all items are completed satisfactory to us.

Real Estate-Related Debt Investments

In addition to investing in healthcare facilities themselves, we intend to make additional opportunistic investments in real estate-related debt investments while maintaining compliance with the rules that are applicable to REITs. These real estate-related debt investments may include mortgages that are secured by healthcare properties, mezzanine loans that are subordinate to mortgage debt and are secured by pledges of the borrower’s ownership interests in the property and/or the entity that owns the property and construction loans that finance the development of healthcare properties, which we may use as a pathway to the ultimate acquisition of pre-leased properties. Our approach to underwriting and investing in real estate-related debt investments is similar to our process when seeking to directly purchase the underlying healthcare property as described in more detail above.

We intend to service our mortgage and mezzanine loans in-house and will monitor the credit quality of the borrower and the value of our collateral on an ongoing basis. For any construction loans, we may retain third parties to monitor the progress of the developments and service the construction loans.

Competition

The market for making investments in healthcare properties is highly competitive and fragmented, and increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our investment objectives. In acquiring and leasing healthcare properties and providing financing to healthcare operators, we compete with financial institutions, institutional pension funds, private equity funds, real estate developers, other REITs, other public and private real estate companies and private real estate investors, many of whom have greater financial and operational resources and lower costs of capital than we have. We also face competition in leasing or subleasing available facilities to prospective tenants and entering into operating agreements with prospective operators.

Our tenants/operators compete on a local and regional basis with operators of facilities that provide comparable services. The basis of competition for our operators includes the quality of care provided, reputation, the physical appearance of a facility, price, the range of services offered, family preference, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location and the size and demographics of the population and surrounding areas.

Regulation

Healthcare Regulatory Matters

The following discussion describes certain material healthcare laws and regulations that may affect our operations and those of our tenants/operators. The ownership and operation of hospitals, other healthcare properties and other healthcare providers are subject to extensive federal, state and local government healthcare laws and regulations. These laws and regulations include requirements related to licensure, conduct of operations, ownership of facilities, addition or expansion of facilities and services, prices for services, billing for services and the confidentiality and security of health-related information. Different properties within our portfolio may be more or less subject to certain types of regulation, some of which are specific to the type of facility or provider. These laws and regulations are wide-ranging and complex, may vary or overlap from jurisdiction to jurisdiction, and are subject frequently to change. Compliance with these regulatory requirements can increase operating costs and, thereby, adversely affect the financial viability of our tenants/operators’ businesses. Our tenants/operators’ failure to comply with these laws and regulations could adversely affect their ability to successfully operate our properties, which could negatively impact their ability to satisfy their contractual obligations to us. Our leases will require the tenants/operators to comply with all applicable laws, including healthcare laws.

We may be subject directly to healthcare laws and regulations, because of the broad nature of some of these restrictions, such as the Anti-kickback Statute discussed below. In some cases, especially in the event we own properties managed by third parties, regulatory authorities could classify us or our subsidiaries as an operating entity or license holder. Such a designation would significantly increase the regulatory requirements directly applicable to us and subject us to increased regulatory risk. We intend for all of our business activities and operations to conform in all material respects with all applicable laws and regulations, including healthcare laws and regulations. We expect that the healthcare industry will continue to face increased regulations and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services.

Healthcare Reform Measures. The Affordable Care Act has changed how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, reductions in Medicare and Medicaid Disproportionate Share Hospital, or DSH payments, and expanding efforts to tie reimbursement to quality and efficiency. In addition, the law reforms certain aspects of health insurance, contains provisions intended to strengthen fraud and abuse enforcement, and encourages the development of new payment models, including the creation of Accountable Care Organizations, or ACOs. On June 28, 2012, the United States Supreme Court struck down the portion of the Affordable Care Act that would have allowed HHS to penalize states that do not implement the law’s Medicaid expansion provisions with the loss of existing federal Medicaid funding. As a result, some states may choose not to implement the Medicaid expansion.

Based on the Congressional Budget Office’s March 2015 projection, by 2017, the Affordable Care Act will expand coverage to 24 million additional individuals. This increased coverage will occur through a combination of public program expansion and private sector health insurance and other reforms that generally became effective in 2014. The primary public program coverage expansion will occur through changes in Medicaid with an expansion of the categories of individuals eligible for Medicaid coverage. The private sector expansion will come through new requirements applicable to health insurers, employers and individuals. For example, health insurers will be prohibited from imposing annual coverage limits and from excluding persons based upon pre-existing conditions. Individuals will be required to maintain health insurance for a minimum defined set of benefits or pay a tax penalty. Employers with 50 or more employees that do not offer health insurance will be held subject to a penalty if an employee obtains government-subsidized coverage through an insurance exchange created under the law.

The expansion of health insurance coverage under the Affordable Care Act may result in a material increase in the number of patients using our tenants/operator’s facilities who have either private or public program coverage. In addition, the creation of ACOs and related initiatives may create possible sources of additional revenue. However, our tenants/operators may be negatively impacted by the law’s payment reductions, and it is uncertain what reimbursement rates will apply to coverage purchased through the exchanges. It is difficult to predict the full impact of the Affordable Care Act due to the law’s complexity, limited implementing regulations or interpretive guidance, gradual and potentially delayed implementation, court challenges and possible amendment or repeal, as well as our inability to foresee how individuals, states and businesses will respond to the choices afforded them by the law.

Sources of Revenue and Reimbursement. Our tenants and operators will receive payments for patient services from the federal government under the Medicare program, state governments under their respective Medicaid or similar programs, managed care plans, private insurers and directly from patients. Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons, persons with end-stage renal disease and persons with Lou Gehrig’s Disease. Medicaid is a federal-state program, administered by the states, which provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. Generally, revenues for services rendered to Medicare patients are determined under a prospective payment system, or PPS. CMS annually establishes payment rates for the PPS for each applicable facility type.

Amounts received under Medicare and Medicaid programs are generally significantly less than established facility gross charges for the services provided and may not reflect the provider’s costs. Healthcare providers generally offer discounts from established charges to certain group purchasers of healthcare services, including private insurance companies, employers, health maintenance organizations, or HMOs, preferred provider organizations, or PPOs and other managed care plans. These discount programs generally limit a provider’s ability to increase revenues in response to increasing costs. Patients are generally not responsible for the total difference between established provider gross charges and amounts reimbursed for such services under Medicare, Medicaid, HMOs, PPOs and other managed care plans, but are responsible to the extent of any exclusions, deductibles or coinsurance features of their coverage. The amount of such exclusions, deductibles and coinsurance continues to increase. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payers.

Payments to providers are being increasingly tied to quality and efficiency. These initiatives include requirements to report clinical data and patient satisfaction scores, reduced Medicare payments to hospitals based on “excess” readmission rates as determined by CMS, denial of payments under Medicare, Medicaid and some private payors for services resulting from a hospital or facility-acquired condition, or HAC, and reduced Medicare payments to hospitals with high risk-adjusted HAC rates. Certain provider types, including, but not limited to, inpatient rehabilitation facilities and long-term acute care hospitals, are subject to specific limits and restrictions on admissions which, in turn, affect reimbursement at these facilities.

The amounts of program payments received by our tenants/operators can be changed from time to time by legislative or regulatory actions and by determinations by agents for the programs. The Medicare and Medicaid statutory framework is subject to administrative rulings, interpretations and discretion that affect the amount and timing of reimbursement made under Medicare and Medicaid. Federal healthcare program reimbursement changes may be applied retroactively under certain circumstances. In recent years, the federal government has enacted various measures to reduce spending under federal healthcare programs including required cuts under the Affordable Care Act and “sequestration” reductions as required by the Budget Control Act of 2011. In addition, many states have enacted, or are considering enacting, measures designed to reduce their Medicaid expenditures and change private healthcare insurance, and states continue to face significant challenges in maintaining appropriate levels of Medicaid funding due to state budget shortfalls. Further, non-government payers may reduce their reimbursement rates in accordance with payment reductions by government programs or for other reasons. Healthcare provider operating margins may continue to be under significant pressure due to the deterioration in pricing flexibility and payor mix, as well as increases in operating expenses that exceed increases in payments under the Medicare and Medicaid programs.

Anti-Kickback Statute. A section of the Social Security Act known as the “Anti-kickback Statute” prohibits, among other things, the offer, payment, solicitation or acceptance of remuneration, directly or indirectly, in return for referring an individual to a provider of services for which payment may be made in whole or in part under a federal healthcare program, including the Medicare or Medicaid programs. Courts have interpreted this statute broadly and held that the Anti-kickback Statute is violated if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. The Affordable Care Act provides that knowledge of the Anti-kickback Statute or specific intent to violate the statute is not required in order to violate the Anti-kickback Statute. Violation of the Anti-kickback Statute is a crime, punishable by fines of up to $25,000 per violation, five years imprisonment, or both. Violations may also result in civil and administrative liability and sanctions, including civil penalties of up to $50,000 per violation, liability under the False Claims Act, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and additional monetary penalties in amounts treble to the underlying remuneration.

There are a limited number of statutory exceptions and regulatory safe harbors for categories of activities deemed protected from prosecution under the Anti-kickback Statute. Currently, there are statutory exceptions and safe harbors for various activities, including the following: certain investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, managed care arrangements, investments in group practices, freestanding surgery centers, ambulance replenishing and referral agreements for specialty services. The safe harbor for space rental arrangements requires, among other things, that the aggregate rental payments be set in advance, be consistent with fair market value and not be determined in a manner that takes into account the volume or value of any referrals. The fact that conduct or a business arrangement does not fall within a safe harbor does not necessarily render the conduct or business arrangement illegal under the Anti-kickback Statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Many states have laws similar to the Anti-kickback Statute that regulate the exchange of remuneration in connection with the provision of healthcare services, including prohibiting payments to physicians for patient referrals. The scope of these state laws is broad because they can often apply regardless of the source of payment for care. Little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties, as well as loss of facility licensure.

We intend to use commercially reasonable efforts to structure our arrangements, including any lease/operating arrangements involving facilities in which local physicians are investors, so as to satisfy, or meet as closely as possible, safe harbor requirements. The safe harbors are narrowly structured, and there are not safe harbors available for every type of financial arrangement that we or our tenants/operators may enter. Although it is our intention to fully comply with the Anti-kickback Statue, as well as all other applicable state and federal laws, we cannot assure you that all of our arrangements or the arrangements of our tenants/operators will meet all the conditions for a safe harbor. There can be no assurance regulatory authorities enforcing these laws will determine our financial arrangements or the financial relationships of our tenants/operators comply with the Anti-kickback Statute or other similar laws.

Stark Law. The Social Security Act also includes a provision commonly known as the “Stark Law.” The Stark Law prohibits a physician from making a referral to an entity furnishing “designated health services” paid by Medicare or Medicaid if the physician or a member of the physician’s immediate family has a financial relationship with that entity. Designated health services include, among other services, inpatient and outpatient hospital services, clinical laboratory services, physical therapy services and radiology services. The Stark Law also prohibits entities that provide designated health services from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $15,000 per prohibited service provided for failure to return amounts received in a timely manner, and exclusion from the Medicare and Medicaid programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. Failure to refund amounts received pursuant to a prohibited referral may also constitute a false claim and result in additional penalties under the False Claims Act, which is discussed in greater detail below.

There are exceptions to the self-referral prohibition for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. There is also an exception for a physician’s ownership interest in an entire hospital, as opposed to an ownership interest in a hospital department. Unlike safe harbors under the Anti-Kickback Statute, an arrangement must comply with every requirement of a Stark Law exception, or the arrangement will be in violation of the Stark Law. Through a series of rulemakings, CMS has issued final regulations implementing the Stark Law. While these regulations were intended to clarify the requirements of the exceptions to the Stark Law, it is unclear how the government will interpret many of these exceptions for enforcement purposes.

Although there is an exception for a physician’s ownership interest in an entire hospital, the Affordable Care Act prohibits newly created physician-owned hospitals from billing for Medicare patients referred by their physician owners. As a result, the law effectively prevents the formation after December 31, 2010 of new physician-owned hospitals that participate in Medicare and Medicaid. While the Affordable Care Act grandfathers existing physician-owned hospitals, it does not allow these hospitals to increase the percentage of physician ownership and significantly restricts their ability to expand services.

Many states also have laws similar to the Stark Law that prohibit certain self-referrals. The scope of these state laws is broad because they can often apply regardless of the source of payment for care, and little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties, as well as loss of facility licensure.

Although our lease agreements will require lessees to comply with the Stark Law, we cannot offer assurance that the arrangements entered into by us or by our tenants/operators will be found to be in compliance with the Stark Law or similar state laws.

The False Claims Act. The federal False Claims Act prohibits knowingly making or presenting any false claim for payment to the federal government. The government may use the False Claims Act to prosecute Medicare and other government program fraud in areas such as coding errors, billing for services not provided, submitting false cost reports and failing to report and repay an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. The False Claims Act defines the term “knowingly” broadly. Though simple negligence will not give rise to liability under the False Claims Act, submitting a claim with reckless disregard to its truth or falsity constitutes a “knowing” submission.

The False Claims Act contains qui tam, or whistleblower, provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Whistleblowers under the False Claims Act may collect a portion of the government’s recovery. Every entity that receives at least $5 million annually in Medicaid payments must have written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the False Claims Act, and similar state laws.

In some cases, whistleblowers and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Anti-kickback Statute and the Stark Law, have thereby submitted false claims under the False Claims Act. The Affordable Care Act clarifies this issue with respect to the Anti-kickback Statute by providing that submission of claims for services or items generated in violation of the Anti-kickback Statute constitutes a false or fraudulent claim under the False Claims Act. If a defendant is found liable under the False Claims Act, the defendant may be required to pay three times the actual damages sustained by the government, additional civil penalties of up to $10,000 per false claim, plus reimbursement of the fees of counsel for the whistleblower.

Many states have enacted similar statutes preventing the presentation of a false claim to a state government, and we expect more to do so because the Social Security Act provides a financial incentive for states to enact statutes establishing state level liability.

Other Fraud & Abuse Laws. There are various other fraud and abuse laws at both the federal and state levels that cover false claims and false statements and these may impact our business. For example, the Civil Monetary Penalties law authorizes the imposition of monetary penalties against an entity that engages in a number of prohibited activities. The penalties vary by the prohibited conduct, but include penalties of $10,000 for each item or service, $15,000 for each individual with respect to whom false or misleading information was given, and treble damages for the total amount of remuneration claimed. The prohibited actions include, but are not limited to, the following:

•	knowingly presenting or causing to be presented, a claim for services not provided as claimed or which is otherwise false or fraudulent in any way;

•	knowingly giving or causing to be giving false or misleading information reasonably expected to influence the decision to discharge a patient;

•	offering or giving remuneration to any beneficiary of a federal healthcare program likely to influence the receipt of reimbursable items or services;

•	arranging for reimbursable services with an entity which is excluded from participation from a federal healthcare program; or

•	knowingly or willfully soliciting or receiving remuneration for a referral of a federal healthcare program beneficiary.

Any violations of the Civil Monetary Penalties Law by management or our tenants/operators could result in substantial fines and penalties, and could have an adverse effect on our business.

HIPAA Administrative Simplification and Privacy and Security Requirements. HIPAA, as amended by the HITECH Act, and its implementing regulations create a national standard for protecting the privacy and security of individually identifiable health information (called “protected health information”). Compliance with HIPAA is mandatory for covered entities, which include healthcare providers such as tenants/operators of our facilities. Compliance is also required for entities that create, receive, maintain or transmit protected health information on behalf of healthcare providers or that perform services for healthcare providers that involve the disclosure of protected health information, called “business associates.” In January, 2013, HHS issued a final rule to implement regulations pursuant to the HITECH Act and also imposed certain additional obligations for covered entities and their business associates. The final rule became effective March 26, 2013, and covered entities and business associates have until September 23, 2013 to comply with most of these provisions. On September 19, 2013, HHS’s Office for Civil Rights announced a delay in the enforcement, until further notice, of the requirement that certain HIPAA—covered laboratories revise their notices of privacy practices to comply with certain provisions of HIPAA and the HITECH Act. In announcing the enforcement delay, HHS indicated that the Office for Civil Rights will issue a public notice at least 30 days in advance of the end of this enforcement delay. HHS previously had announced other enforcement delays under HIPAA and may, in the future, announce additional guidance that could affect the business of our tenants/operators subject to these laws.

Covered entities must report a breach of protected health information that has not been secured through encryption or destruction to all affected individuals without unreasonable delay, but in any case no more than 60 days after the breach is discovered. Notification must also be made to HHS and, in the case of a breach involving more than 500 individuals, to the media. In the final rule issued in January, 2013, HHS modified the standard for determining whether a breach has occurred by creating a presumption that any non-permitted acquisition, access, use or disclosure of protected health information is a breach unless the covered entity or business associate can demonstrate that there is a low probability that the information has been compromised, based on a risk assessment.

Covered entities and business associates are subject to civil penalties for violations of HIPAA of up to $1.5 million per year for violations of the same requirement. In addition, criminal penalties can be imposed not only against covered entities and business associates, but also against individual employees who obtain or disclose protected health information without authorization. The criminal penalties range up to $250,000 and up to 10 years imprisonment. In addition, state Attorneys General may bring civil actions for HIPAA violations, HHS must conduct periodic HIPAA compliance audits of covered entities and business associates. If any of our tenants/operators are subject to an investigation or audit and found to be in violation of HIPAA, such tenants/operators could incur substantial penalties, which could have a negative impact on their financial condition. Our tenants/operators may also be subject to more stringent state law privacy, security and breach notification obligations.

Licensure, Certification and Accreditation. Healthcare property construction and operation are subject to numerous federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, fire prevention, rate-setting and compliance with building codes and environmental protection laws. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for our tenants/operators to make changes in their facilities, equipment, personnel and services.

Facilities in our portfolio will be subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We will require our healthcare properties to be properly licensed under applicable state laws. Except for provider types not eligible for participation in Medicare and Medicaid, we expect our operators/facilities to participate in the Medicare and Medicaid programs and, where applicable, to be accredited by an approved accrediting organization. The loss of Medicare or Medicaid certification would result in our tenants/operators that operate Medicare/Medicaid-eligible providers from receiving reimbursement from federal healthcare programs. The loss of accreditation, where applicable, would result in increased scrutiny by CMS and likely the loss of payment from non-government payers.

In some states, the construction or expansion of healthcare properties, the acquisition of existing facilities, the transfer or change of ownership and the addition of new beds or services may be subject to review by and prior approval of, or notifications to, state regulatory agencies under a Certificate of Need, or CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded healthcare properties and services. The requirements for licensure, certification and accreditation also include notification or approval in the event of the transfer or change of ownership or certain other changes. Further, federal programs, including Medicare, must be notified in the event of a change of ownership or change of information at a participating provider. Failure by our tenants/operators to provide required federal and state notifications, obtain necessary state licensure and CON approvals could result in significant penalties as well as prevent the completion of an acquisition or effort to expand services or facilities. We may be required to provide ownership information or otherwise participate in certain of these approvals and notifications.

EMTALA. The EMTALA is a federal law that requires any hospital participating in the Medicare program to conduct an appropriate medical screening examination of every individual who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. The government broadly interprets EMTALA to cover situations in which individuals do not actually present to a hospital’s emergency room, but present for emergency examination or treatment to the hospital’s campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions.

Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition, an injured individual, the individual’s family or a medical facility that suffers a financial loss as a direct result of a hospital’s violation of the law can bring a civil suit against the hospital. Our leases will require any hospitals in our portfolio operate in compliance with EMTALA, but failure to comply could result in substantial fines and penalties.

Antitrust Laws. The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market allocation, monopolization, attempts to monopolize, price discrimination, tying arrangements, exclusive dealing, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission and the Antitrust Division of the Department of Justice. We intend to operate so that we and our tenants/operators are in compliance with such federal and state laws, but future review by courts or regulatory authorities could result in a determination that could adversely affect the operations of our tenants/operators and, consequently, our operations.

Healthcare Industry Investigations. Significant media and public attention has focused in recent years on the healthcare industry. The federal government is dedicated to funding additional federal enforcement activities related to healthcare providers and preventing fraud and abuse. Our tenants/operators will engage in many of routine healthcare operations and other activities that could be the subject of governmental investigations or inquiries. For example, our tenants/operators will likely have significant Medicare and Medicaid billings, numerous financial arrangements with physicians who are referral sources, and joint venture arrangements involving physician investors. In recent years, Congress has increased the level of funding for fraud and abuse enforcement activities. It is possible that governmental entities could initiate investigations or litigation in the future and that such matters could result in significant costs and penalties, as well as adverse publicity. It is also possible that our executives could be included in governmental investigations or litigation or named as defendants in private litigation.

Governmental agencies and their agents, such as the Medicare Administrative Contractors, fiscal intermediaries and carriers, as well as the HHS-OIG, CMS and state Medicaid programs, may conduct audits of our tenants/operator’s operations. Private payers may conduct similar post-payment audits, and our tenants/operators may also perform internal audits and monitoring. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material, adverse effect on our portfolio’s financial position, results of operations and liquidity.

Under the Recovery Audit Contractor, or RAC program, CMS contracts with RACs on a contingency basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program, to managed Medicare plans and in the Medicaid program. CMS has also initiated a RAC prepayment demonstration program in 11 states. CMS also employs Medicaid Integrity Contractors, or MICs to perform post-payment audits of Medicaid claims and identify overpayments. In addition to RACs and MICs, the state Medicaid agencies and other contractors have increased their review activities. Should any of our tenants/operators be found out of compliance with any of these laws, regulations or programs, our business, our financial position and our results of operations could be negatively impacted.

Environmental Matters

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare property operations. These complex federal and state statutes, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner’s or secured lender’s liability therefore could exceed or impair the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenues. For a description of the risks associated with environmental matters, see “Risk Factors—We face possible liability for environmental cleanup costs and damages for contamination related to properties we acquire, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.”

Prior to closing any property acquisition or loan, we obtain Phase I environmental assessments in order to attempt to identify potential environmental concerns at the facilities. These assessments will be carried out in accordance with an appropriate level of due diligence and will generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property’s chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the Phase I environmental assessments or other information indicates possible contamination or where our consultants recommend such procedures.

Insurance

We have general liability insurance (lessor’s risk) that provides coverage for bodily injury and property damage to third parties resulting from our ownership of the healthcare properties that are leased to and occupied by our tenants. For our single-tenant properties, our leases with tenants also require the tenants to carry general liability, professional liability, all risks, loss of earnings and other insurance coverages and to name us as an additional insured under these policies. We believe that the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice.

Employees

As of the date of this prospectus, we have 11 employees.

Legal Proceedings

We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our financial condition or results of operations if determined adversely to us. We may be party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations in any future period.

MANAGEMENT

Our Directors, Executive Officers and Other Key Personnel

Our board of directors consists of nine directors, seven of whom are considered independent in accordance with the requirements of the NYSE. Each member of our board of directors will serve for a one-year term and until their respective successors are duly elected and qualify.

For any meeting of our stockholders for the election of directors, our board of directors is required to nominate: (i) two BlueMountain directors so long as BlueMountain (A) continues to own 75% or more of the number of shares it purchased in the initial private placement or (B) beneficially owns at least 10% of our outstanding common stock; (ii) one BlueMountain director so long as BlueMountain (X) continues to own 50% or more of the number of shares it purchased in the initial private placement or (Y) beneficially owns at least 5% of our outstanding common stock; and (iii) no BlueMountain directors if BlueMountain has sold more than 50% of the number of shares it purchased in the initial private placement and beneficially owns less than 5% of our outstanding common stock.

The following table sets forth certain information regarding our directors, executive officers and other key personnel:

Name	Age	Position
John W. McRoberts	63	Chief Executive Officer and Chairman of the Board of Directors
William C. Harlan	65	President, Chief Operating Officer and Director
Jeffery C. Walraven	46	Executive Vice President and Chief Financial Officer
Forrest G. Gardner	43	Senior Vice President of Asset and Investment Management
David L. Travis	41	Senior Vice President and Chief Accounting Officer
Michael Hammill	34	Senior Vice President of Finance
Stephen F. Graham	55	Senior Vice President and Director of Post Acute Acquisition & Development
Randall L. Churchey*	55	Director
John N. Foy*	72	Director
Steven I. Geringer*	70	Director
Stephen L. Guillard*	66	Director
Elliott Mandelbaum*†	31	Director
Stuart C. McWhorter*	47	Director
James B. Pieri*†	38	Director

*	Independent within the meaning of the NYSE listing standards.
†	BlueMountain designees.

Biographical Summaries of Executive Officers, Directors and Other Key Personnel

The following is a summary of certain biographical information concerning our directors, executive officers and certain other officers:

John W. McRoberts, Chief Executive Officer and Chairman

Mr. McRoberts has served as our Chief Executive Officer and Chairman of our board of directors since the formation of the company. Mr. McRoberts has over 30 years of experience in financing, acquiring, and disposing of healthcare-related, income producing real estate properties. He also has founded, acquired, expanded and/or monetized several businesses, including a healthcare REIT, an inpatient rehabilitation and long-term acute care hospital company and a home health and hospice company. Mr. McRoberts was a co-founder, President and CEO of Capstone, a Birmingham, Alabama-based, healthcare REIT that became publicly traded in 1994 and was sold to Healthcare Realty Trust Incorporated in 1998.

After Capstone, Mr. McRoberts founded Forsite, LLC, a communications tower company that was sold to Allied Capital (NYSE: ALD) in 2005. In 2001, Mr. McRoberts invested in, and subsequently become President and CEO of, MeadowBrook Healthcare, Inc., a private company that purchased and operationally restructured four under-performing hospitals that were subsequently sold in July 2005 to RehabCare Group (NYSE: RHB) and the real estate to SunTrust Corp (NYSE: STI). In April 2007, Mr. McRoberts acquired a controlling interest in Care First, Inc., a Birmingham, Alabama-based provider of home health and hospice services, which he sold in February 2015. From October 2010 to April 2012, Mr. McRoberts served as President of, and subsequently as a consultant for Carter Validus Advisors, LLC, the advisory company to Carter Validus Mission Critical REIT, where he was involved in sourcing acquisitions and sourcing and structuring mezzanine financings on healthcare properties.

Prior to his affiliation with Capstone, Mr. McRoberts spent 16 years with AmSouth Bank (now Regions Corp) in Birmingham, Alabama, where he served in several management capacities related to general commercial lending, including serving as the head general corporate banking in the greater Birmingham area, as well as head of communications lending and head of healthcare lending.

Mr. McRoberts holds both a Bachelor’s Degree in Business and a Master of Arts in Finance from The University of Alabama.

Mr. McRoberts was selected to serve as Chairman of our board of directors because of his experience managing healthcare real estate companies and healthcare operators.

William C. Harlan, President, Chief Operating Officer and Director

Mr. Harlan has served as our President, Chief Operating Officer and a director since the formation of our company. Mr. Harlan has nearly 30 years of experience in directly managing the financing, acquisition, and disposition of healthcare-related, income-producing real estate properties and multi-property portfolios located across the United States. He also has been heavily involved in capital formation of, corporate finance for, and executive management activities with, several healthcare-related service companies and healthcare REITs, both publicly traded and privately owned. Mr. Harlan was a co-founder, executive vice president and head of acquisitions & finance of Capstone, a Birmingham, Alabama-based, healthcare REIT that became publicly traded in 1994 and was sold to Healthcare Realty Trust Incorporated in 1998. From October 1999 to April 2002, Mr. Harlan served as executive vice president and head of acquisitions and finance for Cambridge Medical Development, a healthcare real estate firms that develops, owns and manages healthcare facilities. In January 2003, Mr. Harlan founded Healthcare Capital Investors, LLC, a healthcare real estate advisory and investment company, where he served as managing member until December 2010. From October 2010 to April 2012, Mr. Harlan served as head of healthcare of, and subsequently as a consultant for, Carter Validus Advisors, LLC, the advisory company to Carter Validus Mission Critical REIT, where he was involved in sourcing acquisitions and sourcing and structuring mezzanine financings on healthcare properties.

Prior to his affiliation with Capstone, Mr. Harlan spent almost 20 years with SouthTrust Bank in Birmingham, Alabama, or SouthTrust, where he was a member of senior management and sat on several loan committees. While at SouthTrust, Mr. Harlan founded the Healthcare Finance Division and completed in excess of $2.5 billion in aggregate loan transactions representing over 200 projects nationwide, with operators and developers within the healthcare industry.

Mr. Harlan holds a Bachelor’s Degree in Finance from Auburn University.

Mr. Harlan was selected to serve as a director because of his experience managing healthcare real estate companies and his background in finance.

Jeffery C. Walraven, Executive Vice President and Chief Financial Officer

Mr. Walraven has served as our Executive Vice President and Chief Financial Officer since the formation of our company. Mr. Walraven has 23 years of experience, including 22 years of public accounting experience, serving many public REIT clients since 1999. From 2006 to 2013, Mr. Walraven held several positions with BDO USA, LLP (PSE: BDO), most recently an assurance managing partner of the Memphis, Tennessee office, where his primary responsibilities included providing core and peripheral assurance services and business operational and tax consulting services. Mr. Walraven worked extensively with publicly-traded companies on all aspects of compliance with Securities Act and Exchange Act filings, including quarterly, annual and special reports, and compliance relating to acquisitions, dispositions and securities offerings. Mr. Walraven has had engagement partner responsibility for numerous public and private securities offering by REITs and other clients, including initial public offerings, secondary offerings and private placements.

Mr. Walraven holds a Bachelor’s Degree in Financial Management from Bob Jones University, and a Masters of Professional Accountancy from Clemson University, and is a licensed Certified Public Accountant in Tennessee and Florida.

Forrest G. Gardner, Senior Vice President of Asset and Investment Management

Mr. Gardner has served as our Senior Vice President of Asset and Investment Management since the completion of the initial private placement in July 2014. Mr. Gardner is responsible for evaluating investment opportunities, assisting in the daily asset management of our investments, overseeing third-party property management and leasing, and monitoring actual property performance. Additionally, Mr. Gardner’s responsibilities include identifying new investment opportunities and overseeing the due diligence and financing arrangements for each investment.

Prior to joining our company, Mr. Gardner co-founded in 2006 Ambulatory Services of America, Inc. (“ASA”), a privately-held diversified healthcare provider which was sold in August 2013 to US Renal Care, Inc. for approximately $700 million. During that time, Mr. Gardner served as Vice President of Finance, Controller and Chief Financial Officer of a primary operating subsidiary of ASA. From 2001 to 2006, Mr. Gardner served as Vice President, Finance for Renal Care Group, Inc. (NYSE: RCI), a specialized dialysis company serving 32,000 patients across a 34-state network. Renal Care Group was acquired by Fresenius Medical Care AG & Co. (NYSE: FMS) for $3.5 billion in March 2006.

Mr. Gardner graduated with honors from Harding University with a Bachelor of Science in Accounting.

David L. Travis, Senior Vice President and Chief Accounting Officer

Mr. Travis has served as our Senior Vice President and Chief Accounting Officer since August 1, 2014. Mr. Travis has approximately 18 years of accounting experience and is a certified public accountant. From December 2006 to July 2014, Mr. Travis served as the Senior Vice President and Chief Accounting Officer of Healthcare Realty Trust Incorporated (NYSE: HR). From September 1996 until December 2006, Mr. Travis was an accountant with Ernst & Young LLP, most recently serving as Audit Senior Manager.

Mr. Travis holds a Bachelor of Business Administration degree in Accounting from The University of Memphis.

Michael Hammill, Senior Vice President of Finance

Mr. Hammill has served as our Senior Vice President of Finance since May 2015. Prior to joining the Company, Mr. Hammill was in the investment banking division at FBR Capital Markets & Co. from October 2012 to May 2015, most recently as a Vice President. At FBR, Mr. Hammill advised corporate clients on their financing needs as well as mergers and acquisitions opportunities within the Real Estate and Financial Institutions groups. He also was involved in securities offerings, including initial public offerings and private placements, by REITs and other companies, including our initial private placement in July 2014. Prior to FBR, Mr. Hammill worked at the Federal Reserve Bank of Atlanta from September 2005 to October 2012, where he was most recently a specialist focused on assessing credit risks within the commercial banking industry.

Mr. Hammill holds a Bachelor of Science degree in Economics and a Masters of Business Administration from The Pennsylvania State University and holds the Chartered Financial Analyst® designation.

Stephen F. Graham, Senior Vice President and Director of Post Acute Acquisition & Development

Mr. Graham has served as our Senior Vice President and Director of Post Acute Acquisition and Development since June 2015. From February 2015 to June 2015, Mr. Graham served as a Principal with Infinium Healthcare where he provided operational, development and mergers and acquisitions services. Prior to Infinium Healthcare, Mr. Graham served as the Managing Director of Mergers & Acquisitions at Lancaster Pollard from May 2014 to January 2015, where he focused on structuring healthcare mergers and acquisitions. From February 2007 to December 2013, Mr. Graham served as a Senior Investment Officer of Nationwide Health Properties, Inc. (NYSE: NHP), which was acquired by Ventas, Inc. (NYSE: VTR) in July 2011 and now operates as its wholly owned subsidiary, where he was responsible for sourcing, structuring and purchasing skilled nursing and senior housing properties. Previously, he gained seven years of operating experience with a private multi-state skilled nursing and senior housing operator.

Mr. Graham holds a Bachelor of Business Administration degree in Business from Southern Methodist University, and a degree in Bank Management from Southwestern Graduate School of Banking at Southern Methodist University.

Randall L. Churchey, Independent Director

Mr. Churchey has served as a director since the completion of the initial private placement in July 2014. Mr. Churchey has served as President, Chief Executive Officer and a member of the board of directors of Education Realty Trust, Inc. (NYSE: EDR) since 2010, and was a member of its board of directors from 2005 to 2007. Effective January 2015, Mr. Churchey was appointed Chairman of EDR’s board of directors. Mr. Churchey is also the founder and Co-Chairman of the board of directors of MCR Development, LLC, a private hotel construction, ownership and management company. From December 2004 until the sale of the company to a private equity firm in May 2012, Mr. Churchey was a member of the board of directors of Great Wolf Resorts, Inc., a public indoor water park resort company, and was the Interim Chief Executive Officer of Great Wolf from May 2008 until December 2008. He was President and Chief Executive Officer and a member of the board of directors of Golden Gate National Senior Care (the successor to Beverly Enterprises) from March 2006 to September 2007. Mr. Churchey served as President and Chief Operating Officer of RFS Hotel Investors, Inc., a NYSE-listed hotel REIT (NYSE: RFS), from 1999 to 2003, and a director of RFS from 2000 through 2003. From 2004 until its sale in 2008, Mr. Churchey served on the Board of Trustees of Innkeepers USA Trust, a publicly-traded REIT (NYSE: KPA). From 1997 to 1999, he was Senior Vice President and Chief Financial Officer of FelCor Lodging Trust, Inc., a NYSE-listed hotel REIT (NYSE: FCH). Mr. Churchey was added to the board of governors of the National Association of Real Estate Investment Trusts in November 2013.

Mr. Churchey was selected to serve as a director because of his public company experience and his experience in the real estate industry.

John N. Foy, Independent Director

Mr. Foy has served as a director since the completion of the initial private placement in July 2014. John N. Foy retired from CBL & Associates Properties, or CBL, a real estate investment trust, in December 2012. He served as Vice Chairman of the Board of Directors and Treasurer of CBL from February 1999 to December 2012 and as a director and Chief Financial Officer from the completion of CBL’s initial public offering in November 1993 until his retirement in December 2012. From November 1993 until February 1999 he served as Executive Vice President—Finance, Chief Financial Officer and Secretary of the CBL, and resumed the role of Secretary in January 1, 2010. Mr. Foy was a member of the Executive Committee of CBL’s board of directors. Prior to CBL’s formation, he served in similar executive capacities with CBL’s predecessor. Mr. Foy has been involved in the shopping center industry since 1968 when he joined the Lebovitz family’s shopping center development business. In 1970, he became affiliated with the shopping center division of Arlen Realty & Development Corp., and, in 1978, joined Charles B. Lebovitz in establishing CBL’s predecessor. Mr. Foy served as the non-executive chairman of the board of directors of First Fidelity Savings Bank in Crossville, Tennessee from December 1985 until April 1994. Mr. Foy has served as chairman of the board of directors of Chattanooga Neighborhood Enterprise, a non-profit organization based in Chattanooga, Tennessee, and currently serves as a member of the Board of Trustees of the University of Tennessee, and as a member of the board of directors of the Electric Power Board of Chattanooga, a non-profit agency of the City of Chattanooga, Tennessee. He is a former member of the Board of Governors of the National Association of Real Estate Investment Trusts.

Upon his retirement from CBL in December of 2012, Mr. Foy formed a group of companies specializing in various industries including business strategy and consulting, wealth management, capital investing, real estate development and health care. Mr. Foy is Chairman, Chief Executive Officer and owner of Noon LLC, and Chairman of Noon Management, LLC, a private equity company headquartered in Chattanooga, Tennessee.

Mr. Foy received his Bachelor of Science degree in History from Austin Peay State University and a Doctor of Jurisprudence degree from the University of Tennessee.

Mr. Foy was selected to serve as a director because of his governance experience and his experience in the real estate industry.

Steven I. Geringer, Independent Director

Mr. Geringer has served as a director since August 2015. Mr. Geringer is currently a Senior Advisor to Alvarez & Marsal, having previously served as Managing Director & Co-Practice Leader-Healthcare Industry Private Equity from December 2012 to April 2015. Mr. Geringer has extensive experience on the boards of several public companies, most notably with Amsurg (NASDAQ: AMSG), where he has been Chairman of the Board since June 2009 and a director since March 1997, and as a director of Addus HomeCare Corp (NASDAQ: ADUS), since 2009. He is also Chairman of Imedex; a director of WoundCare Specialists and Stratasan; and, from December 2009 to July 2012, served as Chief Executive Officer and a director of InfuScience, Inc. He was also a Founder and Chairman of Qualifacts Systems until its sale in July 2014, and Chairman and Operating Partner of CredenceHealth until its sale in April 2011. Mr. Geringer also serves as a Member of the Executives Council of Cressey & Co., a private equity firm investing exclusively in healthcare businesses. Mr. Geringer has also held senior management positions in the hospital management and managed care industry.

Mr. Geringer holds a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania.

Mr. Geringer was selected to serve as a director because of his experience in the healthcare industry and his experience as a senior executive and director of other public companies.

Stephen L. Guillard, Independent Director

Mr. Guillard has served as a director since August 2015. Since January 2012, Mr. Guillard has served as a consultant in the long-term care and post-acute sectors. Previously, from May 2005 to December 2011, Mr. Guillard served as an Executive Vice President, the Chief Operating Officer and a member of the board of directors of HCR ManorCare, an Ohio-based healthcare company. Prior to joining HCR ManorCare, from May 1988 to May 2005, Mr. Guillard was the Chairman and Chief Executive Officer of Harborside Healthcare, a Boston-based, post-acute services firm. Mr. Guillard was a founding member of the Alliance for Quality Nursing Home Care and has served as Chairman of this coalition at various times since its inception in May 1999, and as a member of its Executive Committee from inception until its merger with the American Health Care Association in June 2013. He is currently a director of naviHealth, Inc., a Nashville-based manager of post-acute services, and previously served on the board of Health Management Associates (NYSE: HMA) from August 2013 until its merger with Community Health Systems (NYSE: CHS) in February 2014.

Mr. Guillard holds a Bachelor of Science degree in Psychology from King’s College and a Master’s Degree in Public Administration from The Pennsylvania State University.

Mr. Guillard was selected to serve as a director because of his experience in the healthcare industry and his experience as a senior executive and director of other public companies.

Elliott Mandelbaum, Independent Director

Mr. Mandelbaum has served as a director since the completion of the initial private placement in July 2014. Mr. Mandelbaum serves as a portfolio manager at BlueMountain with a focus on healthcare and real estate related strategies. Prior to joining Blue Mountain in July 2013, from July 2009 through June 2013, Mr. Mandelbaum served as a Vice President in the Investment Banking Division of MESA Securities, Inc., where Mr. Mandelbaum led many of the firm’s structured financing transactions. Prior to MESA, Mr. Mandelbaum worked within the Investment Banking Division at Goldman, Sachs & Co., where he advised corporate clients on their financing needs with a particular focus on structured finance markets, originating securities and loans collateralized by insurance, real estate and intellectual property assets.

Mr. Mandelbaum holds a Bachelor of Science degree in Business Management from the Johns Hopkins University.

Mr. Mandelbaum was selected to serve as a director because of his experience in both the healthcare and real estate industries.

Stuart C. McWhorter, Independent Director

Mr. McWhorter has served as a director since the completion of the initial private placement in July 2014. Mr. McWhorter is the Chairman and Chief Executive Officer of the Nashville Entrepreneur Center and is also the co-founder of Clayton Associates. Clayton Associates is an investment firm that makes seed, angel and venture-stage investments in healthcare and technology companies. He also serves on the Investment Committee of Bullpen Ventures and Advisory Board of FCA Venture Partners and Rolling Hills Ventures.

Prior to Clayton Associates, Mr. McWhorter served as Chairman and Chief Executive Officer of Medical Reimbursements of America and was a founding member of OrthoLink Physicians Corporation, where he served as Vice President of Managed Care, and later as Vice President of Acquisitions. OrthoLink was acquired by United Surgical Partners (NASDAQ: USPI). He also served in various operating roles with Brookwood Medical Center, a Tenet-owned hospital system in Birmingham, Alabama.

Mr. McWhorter serves on the board of directors for Haven Behavioral Healthcare (since 2007), FirstBank of Tennessee (since 2005) and Medical Reimbursements of America (since 1999), where he also serves as Chairman.

Mr. McWhorter holds a Bachelor’s Degree in Management from Clemson University and a Masters in Health Administration from the University of Alabama-Birmingham.

Mr. McWhorter was selected to serve as a director because of his experience investing in healthcare companies, as well as his strong connections within the healthcare industry.

James B. Pieri, Independent Director

Mr. Pieri has served as a director since the completion of the initial private placement in July 2014. Mr. Pieri is a portfolio manager at BlueMountain, where he is responsible for the firm’s Structured Corporate and Commercial Real Estate strategies. Prior to joining BlueMountain in 2012, from January 2011 until July 2012, Mr. Pieri served as Managing Director at Deutsche Bank, running the structuring effort for the Financial Institutions Group. Prior to his role at Deutsche Bank, Mr. Pieri ran the Cross Asset Structuring & Origination group at J.P. Morgan within the Credit & Rates Markets division.

Mr. Pieri holds a Bachelor’s degree in Applied Economics & Business Management from Cornell University and a Masters in Economic Policy & Management from the School of International & Public Affairs at Columbia University.

Mr. Pieri was selected to serve as a director because of his experience in both the healthcare and real estate industries.

Additional Background of Certain of Our Executive Officers

Messrs. McRoberts and Harlan both have at least approximately 30 years of experience in financing, acquiring, and disposing of healthcare-related, income producing real estate properties. In addition, Messrs. McRoberts and Harlan have worked together as co-founders and principals of Capstone, a Birmingham, Alabama-based, healthcare REIT that became publicly traded in 1994 and was sold to Healthcare Realty Trust Incorporated in 1998.

Capstone

Capstone was a publicly traded REIT focused on the ownership of healthcare properties and real-estate debt investments and which, at the time of its merger, owned or had investments in 159 healthcare properties located in 30 states. In 1993 when Capstone was established as a private company, Mr. McRoberts was a co-founder, President and CEO and Mr. Harlan was a co-founder, executive vice president and head of acquisitions & finance. As leaders of the senior management team, Messrs. McRoberts and Harlan were instrumental in the investment decisions of Capstone, but were subject to the oversight of the full board of directors and were not solely responsible for such investment decisions. Capstone completed its initial public offering in June 1994 and merged with Healthcare Realty Trust Incorporated in October 1998. From the time of its initial public offering through the time of its merger, Capstone generated a total return of 62.8% to investors (assuming reinvestment of all cash distributions paid by Capstone on its common stock during that period in additional shares of common stock). During the period beginning with the inception of the RMS, as defined below, in December 1994 through Capstone’s merger with Healthcare Realty Trust Incorporated in October of 1998, Capstone generated a total return to its investors of 82.8% (assuming reinvestment of all cash distributions paid by Capstone on its common stock during that period in additional shares of common stock) compared to an RMS total return of 42.9%. We can provide no assurances, however, that Capstone’s stock performance was not impacted by general market trends and other external factors unrelated to management’s performance.

The MSCI US REIT Index (End of Day Index Symbol: RMS) is a free float-adjusted market capitalization weighted index that represents approximately 85% of the publicly-traded U.S. REIT market, with each REIT in the index having a market capitalization of at least $100 million. It is comprised of equity REIT securities that are included in the MSCI US Investable Market 2500 Index, or the MCSI USA IMI, which includes all securities in the MSCI USA Large Cap, MSCI USA Mid Cap and MSCI USA Small Cap Indexes. All REITs in the MSCI USA IMI are eligible for inclusion except for REITs in the Mortgage REITs Sub-Industry and REITs in the

Specialized REITs Sub-Industry that do not generate the majority of their revenue and income from real estate rental and related leasing operations. The MSCI US REIT Index includes only REIT securities that are of reasonable size in terms of full and free float-adjusted market capitalization to ensure that the performance of the equity REIT universe can be captured and replicated in actual institutional and retail portfolios of different sizes. The REITs that are included in the MSCI US REIT Index reflect a broad spectrum of real estate sectors, including REITs that operate in the office, retail, hotel, multifamily, industrial, healthcare and storage sectors in one or more regions of the United States or across the entire United States. We believe that the MSCI US REIT Index is an industry benchmark used by investors for purposes of comparing stock performance and stockholder returns. However, comparison of Capstone’s stock performance to the performance of the MSCI US REIT Index may be limited due to the differences between Capstone and the other companies represented in the index, including with respect to size, asset type, geographic concentration and investment strategy. The information regarding total return to stockholders achieved by Capstone is not a guarantee or prediction of the returns that we may achieve in the future, and we can offer no assurance that we will be able to replicate these returns.

The table below provides a comparison of Capstone’s stock performance against the MSCI US REIT Index.

Capstone Total Return

	Partial Year from 1/1/1998 to sale 10/15/1998	Year- End 1997(1)	Year- End 1996	Year- End 1995(2)	6/30/1994 (Inception) to 12/31/1994
Total Return
Capstone Capital Corp	-14.5%	23.8%	27.6%	35.3%	-11.0%
RMS	-21.4%	18.6%	35.9%	12.9%	NA

(1)	Last full calendar year of operation; Capstone was sold to Healthcare Realty Trust Incorporated in October 1998.
(2)	First full calendar year of operation following the initial public offering.

Similar to other REITs, Capstone faced various adverse business developments. For example, in 1998 Capstone experienced a general downturn in its stock price, as did other REITs, reflecting general global economic and market conditions and general weak demand for real estate investments. Also in the mid-1990s, uncertainty related to the health care industry generally posed challenges to those with investments in the health care real estate industry and stemmed from increased governmental and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings, and the vertical and horizontal consolidation of health care providers. These changes, including reductions in reimbursement levels under Medicare, Medicaid and private payor programs, created uncertainty with respect to Capstone being able to meet its financial performance expectations. In addition, from time to time, in the ordinary course of business, Capstone had properties that underperformed or failed to meet operational or financial expectations.

Corporate Governance—Board of Directors and Committees

Our business is managed through the oversight and direction of our board of directors. At least a majority of our directors are considered “independent,” as defined by the rules of the NYSE. Our independent directors must be recommended for nomination by our nominating and corporate governance committee.

Currently, our board of directors consists of nine members. Our directors are not required to devote all of their time to our business and are only required to devote as much time to our affairs as their duties require. Our directors generally meet quarterly or more frequently if necessary. The directors are regularly kept informed about our business at meetings of the board of directors and its committees and through supplemental reports and communications. Our non-management or independent directors meet regularly in executive sessions without the presence of any corporate officers. Our board of directors seeks to maintain high corporate governance standards.

Our board of directors has established three standing committees, the principal functions of which are briefly described below. Matters put to a vote of any one of our three committees must be approved by a majority of the directors on the committee who are present at a meeting at which there is a quorum or by unanimous written or electronic consent of the directors on that committee.

Investment Committee

We have established an investment committee comprised of Messrs. McRoberts, Harlan, Mandelbaum, Pieri and Walraven. Messrs. Mandelbaum and Pieri are designees of BlueMountain. BlueMountain has the right to appoint two members of the investment committee for as long as BlueMountain is entitled to designate two nominees to our board of directors, and one member of the investment committee will be appointed by BlueMountain so long as BlueMountain is entitled to one nominee to our board of directors.

For so long as BlueMountain maintains a designee on the investment committee:

•	all acquisitions are presented to the investment committee for approval;

•	any acquisition for aggregate consideration of less than 5% of our assets (on a pro forma basis after giving effect to the acquisition) requires the approval of a majority of the members of the investment committee;

•	any acquisition for aggregate consideration of greater than 5% of our assets (on a pro forma basis after giving effect to the acquisition) requires the approval of four members of the investment committee; and

•	any acquisition for greater than 15% of our assets (on a pro forma basis after giving effect to the acquisition) requires the unanimous approval of the investment committee.

Risk Committee

We have established a risk committee comprised of Messrs. McRoberts, Harlan, Mandelbaum, Pieri and Walraven. Messrs. Mandelbaum and Pieri are designees of BlueMountain. The risk committee assists our board of directors in its oversight of our risk management process. Among other things, the risk committee is responsible for setting and reinforcing underwriting standards and monitoring policies and exposure limits in our portfolio, including with respect to geographic, operator and asset-type concentration. One of the directors designated by BlueMountain has the right to serve on our risk committee for so long as such individual serves on our board of directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors has established a risk committee to assist in its oversight of our risk management process, with support from the audit committee, the compensation committee, the nominating and corporate governance committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees is comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Our audit committee is comprised of Messrs. Churchey, Foy and Guillard. Mr. Foy, the chairman of our audit committee, qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC and NYSE corporate governance listing standards. The audit committee assists the board of directors in overseeing, among other things (1) our accounting and financial reporting processes, (2) the integrity and audits of our consolidated financial statements, (3) our compliance with legal and regulatory requirements, (4) the qualifications and independence of our independent auditors and (5) the performance of our internal and independent auditors.

Compensation Committee

Our compensation committee is comprised of Messrs. Churchey, Geringer, McWhorter and Pieri, with Mr. Churchey serving as chairman. The compensation committee’s main functions is to (1) evaluate the performance of our executive officers, (2) review and approve the compensation for our executive officers, (3) review and make recommendations to the board with respect to our 2014 Equity Incentive Plan and (4) administer the issuance of any equity incentive awards under our 2014 Equity Incentive Plan to our directors, officers and employees.

The compensation committee also reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer’s performance in light of those goals and objectives, and establishes the chief executive officer’s compensation levels based on its evaluation. The compensation committee has the authority to retain any compensation consultant to be used to assist in the evaluation of chief executive officer or other executive officer compensation.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Geringer, Guillard, Mandelbaum and McWhorter, with Mr. McWhorter serving as chairman. The nominating and corporate governance committee is responsible for seeking, considering and recommending to the board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting. It also periodically prepares and submits to the board for adoption the committee’s selection criteria for director nominees. It reviews and makes recommendations on matters involving general operation of our board of directors and our corporate governance, and annually recommends to the board of directors nominees for each committee of the board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of the board of directors, or as a member of the compensation committee or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee during the year ended December 31, 2015.

Compensation of Directors

As compensation for serving on our board of directors, each of our independent directors receives an annual fee of $100,000. Directors’ fees are paid 50% in cash and 50% in shares of restricted common stock issued under our 2014 Equity Incentive Plan, which vest ratably on each of the first three anniversaries of the date of grant. The chairmen of the compensation and nominating and corporate governance committees each receive an additional $7,500 per year and the audit committee chairman receives an additional $10,000 per year. Directors who are also officers or employees of our company receive no additional compensation as directors. In addition, we reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. BlueMountain’s director designees contribute to BlueMountain any compensation that they receive as our directors.

Upon joining our board of directors, each independent director received a grant of $50,000 in restricted shares of our common stock. All restricted shares granted to independent directors vest ratably on each of the first three anniversaries of the date of grant, subject to the director’s continued service on our board of directors. Messrs. Mandelbaum and Pieri transferred to BlueMountain the restricted shares of our common stock that they received upon joining our board of directors.

Our board of directors may change the compensation of our independent directors in its discretion.

The following table provides information on the compensation for our non-employee directors for their services during the year ended December 31, 2015.

Name	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation	Total
Randall L. Churchey	$57,500	$49,995	$4,504	$111,999
John N. Foy	60,000	49,995	4,504	114,499
Steven I. Geringer(2)	18,750	66,490	1,583	86,823
Stephen L. Guillard(2)	18,750	66,490	1,583	86,823
Elliott Mandelbaum	50,000	49,995	4,504	104,499
Stuart C. McWhorter	57,500	49,995	4,504	111,999
James B. Pieri	50,000	49,995	4,503	104,498

(1)	Represents the grant date fair value of awards of restricted shares of common stock granted under our 2014 Equity Incentive Plan.
(2)	Messrs. Geringer and Guillard joined our board of directors in August 2015, and as a result, received compensation for a portion of the year ended December 31, 2015.

Executive Compensation

The table below sets forth a summary of all compensation earned, awarded or paid, as applicable, to our executive officers in the fiscal years ended December 31, 2014 and December 31, 2015.

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	All Other Compensation		Total
John W. McRoberts	2015	$379,167	$402,500	$1,288,379	$65,529	(3)	$2,135,575
Chief Executive Officer	2014	240,625	240,625	1,083,145	3,495		1,567,890

William C. Harlan	2015	379,167	402,500	1,288,379	45,887	(4)	2,115,933
President and Chief Operating Officer	2014	240,625	240,625	1,083,145	3,495		1,567,890

Jeffery C. Walraven	2015	270,833	287,500	644,163	32,940	(3)	1,235,436
Chief Financial Officer	2014	171,875	171,875	242,502	728		586,980

(1)

Amounts for 2014 represent the portion of annual base salary for the period commencing on April 23, 2014, our date of formation, and ended December 31, 2014, based on the following annual salaries: Mr. McRoberts—

$350,000; Mr. Harlan—$350,000; and Mr. Walraven—$250,000. In August 2015, the employment agreements with these executives were amended and restated, and the annual base salaries were increased as described under “—Employment Agreements.”
(2)	Represents the grant date fair value of awards of restricted shares of common stock and restricted stock units granted under our 2014 Equity Incentive Plan as described below under “—Equity Grants.” For restricted stock units, the grant date fair value was determined using a Monte Carlo valuation model. See Note 8 of the notes to our consolidated financial statements for the year ended December 31, 2015, included elsewhere in this prospectus.
(3)	This amount represents (i) dividends earned on unvested restricted shares issued under the Company’s 2014 Equity Incentive Plan, (ii) life, disability, executive health and wellness and long-term care benefits available under the relevant employment agreement, and (iii) parking at our corporate offices. The following amounts were paid as dividends on unvested restricted shares during 2015: Mr. McRoberts—$45,887; and Mr. Walraven—$14,862.
(4)	This amount represents the dividends earned on unvested restricted shares issued under the Company’s 2014 Equity Incentive Plan.

Equity Grants

•	Time-Vesting Restricted Stock. Concurrently with the completion of the initial private placement and in accordance with our 2014 Equity Incentive Plan, we issued 43,684, 43,684, and 9,780 restricted shares of common stock to Messrs. McRoberts, Harlan and Walraven, respectively, all of which will vest on July 31, 2017, subject to their continued employment on such date. On July 31, 2015, we issued 43,733, 43,733 and 21,866 restricted shares of common stock to Messrs. McRoberts, Harlan and Walraven, respectively, all of which will vest on July 31, 2018, subject to their continued employment on such date.

•	Performance-Vesting Restricted Stock Units. Concurrently with the completion of the initial private placement and in accordance with our 2014 Equity Incentive Plan, we granted an aggregate of 65,526, 65,526, and 14,671 performance-vesting restricted stock units to Messrs. McRoberts, Harlan and Walraven, respectively, which will vest on July 31, 2017, based on the achievement of absolute total return to stockholders (“TSR”) (50% weighting) and relative TSR as compared to the performance of the RMS (50% weighting). On July 31, 2015, we granted an aggregate of 65,600, 65,600 and 32,798 performance-vesting restricted stock units to Messrs. McRoberts, Harlan and Walraven, respectively, which will vest on July 31, 2018, based on the achievement of absolute TSR (50% weighting) and relative TSR as compared to the performance of the RMS (50% weighting). For performance between the specified TSR Performance and MSCI US REIT Index Performance hurdles, the amount earned would be interpolated on a linear basis. Dividends on the restricted stock units will accrue but will not be paid unless and until the underlying restricted stock units vest and are converted into shares of common stock. The absolute and relative TSR thresholds are as follows:

Absolute TSR Award
TSR Performance	% of Award Earned
25.5%	0%
27.5%	25%
29.5%	50%
31.5%	75%
33.5%	100%

Relative TSR Award
MSCI US REIT Index Performance	% of Award Earned
= Index	0%
Index +3%	50%
Index +6% or greater	100%

Employment Agreements

We entered into employment agreements with Messrs. McRoberts, Harlan and Walraven on July 31, 2014, which were amended and restated on August 13, 2015. Set forth below is a description of the terms of each employment agreement, as amended and restated.

The employment agreements have initial three-year terms with automatic one-year renewals thereafter, unless the executive or we provides notice of non-renewal to the other party. The employment agreements provide for a base salary of $420,000 to Mr. McRoberts, a base salary of $420,000 to Mr. Harlan and a base salary of $300,000 to Mr. Walraven, in each case, effective August 1, 2015, which may be adjusted annually thereafter at the discretion of our board of directors or the compensation committee. Pursuant to the employment agreements, the executives will be eligible to receive an annual discretionary bonus in the event we or the executive, or both, respectively, achieve certain financial performance and personal performance targets to be established by our board of directors or the compensation committee pursuant to a cash compensation incentive plan or similar plan to be established by us in our sole discretion under our Equity Incentive Plan. Under the employment agreements, during the employment term, we will pay an amount up to $25,000 for Messrs. McRoberts and Harlan and $17,750 for Mr. Walraven, per year for policies of life, disability, executive health and wellness, and/or long-term care for the benefit of the executive and beneficiaries of his choosing, which amount will increase each year by the percentage increase in the consumer price index for such year. The executive will also be eligible to participate in other compensatory and benefit plans available to all employees.

The employment agreements provide that, if the executive’s employment is terminated:

•	by us for “cause,” by the executive without “good reason,” as a result of a non-renewal of the employment term by the executive, or due to the executive’s death, then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses; (iii) all accrued but unused vacation through the termination date; and (iv) all approved, but unreimbursed, business expenses;

•	by us without “cause,” by the executive for “good reason,” or as a result of a non-renewal of the employment term by us, then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all accrued but unused vacation through the termination date; (iii) all approved, but unreimbursed, business expenses; (iv) all earned and accrued but unpaid bonuses; (v) any COBRA continuation coverage premiums required for the coverage of the executive (and his eligible dependents) under our major medical group health plan, generally for a period of 18 to 24 months or until the executive is employed by a third party that provides comparable coverage at no cost to the executive entitled to COBRA coverage; and (vi) a separation payment equal to the sum of three times (3x) for Messrs. McRoberts and Harlan and two times (2x) for Mr. Walraven, of their (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to termination (or target bonus for any fiscal year not yet completed), with such separation payment being payable in equal installments over a period of 12 months following such termination; or

•	due to the executive’s “disability,” then we shall pay the executive (or the executive’s estate and/or beneficiaries, as the case may be): (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses prorated to the date of his disability; (iii) all accrued but unused vacation through the termination date; (iv) all approved, but unreimbursed, business expenses; and (v) any COBRA continuation coverage premiums required for the coverage of the executive (or his eligible dependents) under our major medical group health plan, generally for a period of 18 months or until the executive is employed by a third party that provides comparable coverage at no cost to the executive.

Additionally, in the event of a change in control (as defined in our 2014 Equity Incentive Plan) or if the executive’s employment is terminated by us without “cause,” by the executive for “good reason” or as a result of a non-renewal of the employment term by us, all of the executive’s outstanding unvested equity-based awards (including but not limited to, restricted common stock and restricted stock units) will vest and become immediately exercisable and unrestricted, without any action by our board of directors or any committee thereof (except vesting may be delayed to qualify as performance-based compensation for purposes of Section 162(m) of the Code).

The executive’s right to receive the severance payments and benefits described above is subject to his delivery and non-revocation of an effective general release of claims in favor of our company and compliance with customary restrictive covenant provisions, including, relating to confidentiality, noncompetition, nonsolicitation, cooperation and nondisparagement.

In addition, under the employment agreements, to the extent any payment or benefit would be subject to an excise tax imposed in connection with Section 4999 of the Code, such payments and/or benefits may be subject to a “best pay cap” reduction to the extent necessary so that the executive receives the greater of the (i) net amount of the payments and benefits reduced such that such payments and benefits will not be subject to the excise tax and (ii) net amount of the payments and benefits without such reduction.

Under the employment agreements, “cause” is defined as: (i) the executive’s refusal to substantially perform, following notice by us to the executive, the executive’s duties to us, or gross negligence or willful misconduct in connection with the performance of the executive’s duties to us; (ii) the executive’s conviction or plea of guilty or nolo contendere of a felony; (iii) the executive’s conviction of any other criminal offense involving an act of dishonesty intended to result in personal enrichment of the executive at the expense of us or our affiliates; or (iv) the executive’s breach of any material company policy, or term of the employment agreement or any other employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the executive and us or our affiliates. The executive will have rights to cure certain events constituting “cause.”

Under the employment agreements, “good reason” is defined as the occurrence of any of the following events: (i) a reduction in or material delay in payment of the executive’s aggregate base salary (including the target bonus opportunity), excluding any reductions in bonuses caused by the failure to achieve performance targets; (ii) the assignment to the executive of substantial duties or responsibilities inconsistent with the executive’s position, or any other action by us which results in a substantial diminution of the executive’s duties, authorities or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); (iii) a requirement that the executive work principally from a location that is thirty miles further from the executive’s residence than our principal office; or (iv) our material breach of the employment agreement. In addition, under Messrs. McRoberts’ and Harlan’s employment agreements, “good reason” includes: (x) a material adverse change in the reporting structure applicable to the executive; and (y) any failure of the nominating and corporate governance committee of our board of directors to nominate the executive for re-election to our board of directors at any annual meeting of our stockholders while the executive serves as our chief executive officer or president, as applicable, provided that, at the time of each annual meeting, the executive is not experiencing a disability, we have not notified the executive of our intention to terminate the executive for “cause,” and the executive has not notified us of his intention to resign his employment. In addition, under Mr. Harlan’s employment agreement, “good reason” includes the replacement of Mr. McRoberts as our chief executive officer with anyone other than Mr. Harlan, provided, that such replacement of Mr. McRoberts is not the result of (1) a termination of Mr. McRoberts’ employment agreement with us (a) by us or (b) by Mr. McRoberts with “good reason” (as defined in Mr. McRoberts’ employment agreement), or (2) our non-extension of the term of Mr. McRoberts’ employment agreement with us, if Mr. McRoberts was willing and able to remain employed by us.

2014 Equity Incentive Plan

Our board of directors has adopted and approved our 2014 Equity Incentive Plan for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, and to stimulate their efforts toward our continued success, long-term growth and profitability. Our 2014 Equity Incentive Plan provides for the grant of stock options, share awards (including restricted common stock and restricted stock units), stock appreciation rights, dividend equivalent rights, performance awards, annual incentive cash awards and other equity-based awards, including LTIP units, which are convertible on a one-for-one basis into OP units. We have reserved a total of 1,356,723 shares of common stock for issuance pursuant to our 2014 Equity Incentive Plan (including an aggregate of 662,141 shares of restricted common stock and restricted stock units previously granted to our executive officers, non-employee directors and certain employees and 693,082 shares of common stock reserved for potential future issuance), subject to certain adjustments set forth in the plan. This summary is qualified in its entirety by the detailed provisions of our 2014 Equity Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Our 2014 Equity Incentive Plan provides that no participant in the plan will be permitted to acquire, or will have any right to acquire, shares thereunder if such acquisition would be prohibited by the ownership limits contained in our charter or bylaws or would impair our status as a REIT.

Administration of Our 2014 Equity Incentive Plan

Our 2014 Equity Incentive Plan is administered by our compensation committee. Each member of our compensation committee that administers our 2014 Equity Incentive Plan is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, an “outside director” for purposes of Section 162(m) of the Code and “independent” within the meaning of the NYSE listing rules and the rules and regulations of the SEC. Our compensation committee determines eligibility for and designates participants of our 2014 Equity Incentive Plan, determines the type and amount of awards to be granted, determines the timing, terms, and conditions of any award (including the exercise price), and makes other determinations and interpretations as provided in our 2014 Equity Incentive Plan. All decisions and interpretations made by our compensation committee with respect to our 2014 Equity Incentive Plan will be binding on us and participants. During any period of time in which we do not have a compensation committee, our 2014 Equity Incentive Plan will be administered by our board of directors or another committee appointed by our board of directors. References below to our compensation committee include a reference to our board of directors or another committee appointed by our board of directors for those periods in which our board of directors or such other committee is acting.

Eligible Participants

All of our employees and the employees of our subsidiaries and affiliates, including our operating partnership, are eligible to receive awards under our 2014 Equity Incentive Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive awards under our 2014 Equity Incentive Plan. Incentive stock options, however, are only available to our employees.

Share Authorization

The maximum number of shares of our common stock that may be issued pursuant to awards under the 2014 Equity Incentive Plan is 1,356,723, which includes an aggregate of 662,141 shares of restricted common stock and restricted stock units previously granted to our executive officers, non-employee directors and certain employees and 693,082 shares of common stock reserved for potential future issuance. In connection with stock splits, distributions, recapitalizations and certain other events, our board of directors or compensation committee will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under our 2014 Equity Incentive Plan and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of common stock, the shares of common stock subject to such awards will again be available for purposes of our 2014 Equity Incentive Plan.

While our 2014 Equity Incentive Plan allows for the issuance of incentive stock options, no participant in our 2014 Equity Incentive Plan can be granted incentive stock options that are first exercisable in a calendar year for shares of common stock having a total fair market value (determined as of the option grant), exceeding $100,000.

Share Usage

Shares of common stock that are subject to awards are counted against our 2014 Equity Incentive Plan share limit as one share for every one share subject to the award. The number of shares subject to any stock appreciation rights awarded under our 2014 Equity Incentive Plan is counted against the aggregate number of shares available for issuance under our 2014 Equity Incentive Plan regardless of the number of shares actually issued to settle the stock appreciation right upon exercise. Any shares returned as a result of withholding or for net-exercises are counted against the aggregate number of shares available for issuance under our 2014 Equity Incentive Plan.

Prohibition on Repricing without Stockholder Approval

Except in connection with certain corporate transactions, no amendment or modification may be made to an outstanding stock option or stock appreciation right, including by replacement with or substitution of another award type, that would be treated as a repricing under applicable stock exchange rules or would replace stock options or stock appreciation rights with cash, in each case without the approval of the stockholders (although appropriate adjustments may be made to outstanding stock options and stock appreciation rights to achieve compliance with applicable law, including the Code).

Stock Options

Our 2014 Equity Incentive Plan authorizes our compensation committee to grant incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of shares of our common stock on the date on which the option is granted. If we were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of our shares of common stock on the date of grant.

The term of an option cannot exceed ten years from the date of grant. If we were to grant incentive stock options to any 10% stockholder, the term cannot exceed five years from the date of grant. Our compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The vesting and exercisability of options may be accelerated by our compensation committee. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for or substituted for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged or substituted for without stockholder approval.

The exercise price for any option or the purchase price for restricted common stock, if any, is generally payable (i) in cash or cash equivalents, (ii) to the extent the award agreement provides, by the surrender of shares of common stock (or attestation of ownership of such shares) with an aggregate fair market value, on the date on which the option is exercised, of the exercise price, (iii) with respect to an option only, to the extent the award agreement provides, by payment through a broker in accordance with procedures set forth by us or (iv) to the extent the award agreement provides and/or unless otherwise specified in an award agreement, any other form permissible by applicable laws, including net exercise and service to us.

Share Awards

Our 2014 Equity Incentive Plan also provides for the grant of share awards, including restricted common stock and restricted stock units. A share award is an award of shares of common stock or stock units that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. Restricted stock units are contractual promises to deliver shares of common stock in the future and may be settled in cash, shares, other securities or property (as determined by our compensation committee) upon the lapse of restrictions applicable to the award and otherwise in accordance with the award agreement. A participant who receives restricted common stock will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares, except that our compensation committee may require any dividends to be reinvested in shares. A participant who receives restricted stock units will have no rights of a stockholder with respect to the restricted stock units but may be granted the right to receive dividend equivalent rights. During the period, if any, when share awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging, exchanging, hypothecating or otherwise encumbering or disposing of his or her award shares.

Stock Appreciation Rights

Our 2014 Equity Incentive Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of shares of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a stock appreciation right cannot exceed ten years from the date of grant.

Performance Awards

Our 2014 Equity Incentive Plan also authorizes our compensation committee to grant performance awards. Performance awards represent the participant’s right to receive a compensation amount, based on the value of our common stock, if performance goals established by our compensation committee are met. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance award. Performance goals may relate to our financial performance or the financial performance of our OP units, the participant’s performance or such other criteria determined by our compensation committee. If the performance goals are met, performance awards will be paid in cash, shares of common stock or a combination thereof.

Under our 2014 Equity Incentive Plan, one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries (except with respect to the total stockholder return and earnings per share criteria), will be used by our compensation committee in establishing performance goals: FFO; AFFO; earnings before any one or more of the following: interest, taxes, depreciation, amortization and/or stock compensation; operating (or gross) income or profit; pretax income before allocation of corporate overhead and/or bonus; operating efficiencies; operating income as a percentage of net revenue; return on equity, assets, capital, capital employed or investment; after tax operating income; net income; earnings or book value per share; financial ratios; cash flow(s); total rental income or revenues; capital expenditures as a percentage of rental income; total operating expenses, or some component or combination of components of total operating expenses, as a percentage of rental income; stock price or total stockholder return, including any comparisons with stock market indices; appreciation in or maintenance of the price of the common stock or any of our publicly-traded securities; dividends; debt or cost reduction; comparisons with performance metrics of peer companies; comparisons of our stock price performance to the stock price performance of peer companies; strategic business objectives, consisting of one or more objectives based on meeting specified cost, acquisition or leasing targets, meeting or reducing budgeted expenditures, attaining division, group or corporate financial goals, meeting business expansion goals and meeting goals relating to leasing, acquisitions, joint ventures or collaborations or dispositions; economic value-added models; or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, our past performance or the past performance of any of our subsidiaries, operating units, business segments or divisions and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders’ equity and/or shares outstanding, or to assets or net assets. Our compensation committee may appropriately adjust any evaluation of performance under the foregoing criteria to exclude any of the following events that occurs during a performance period: asset impairments or write-downs; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs; any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; the effect of adverse federal, governmental or regulatory action, or delays in federal, governmental or regulatory action; or any other event either not directly related to our operations or not within the reasonable control of our management.

Bonuses

Cash performance bonuses payable under our 2014 Equity Incentive Plan may be based on the attainment of performance goals that are established by our compensation committee and relate to one or more performance criteria described in the plan. Cash performance bonuses must be based upon objectively determinable bonus formulas established in accordance with the plan.

Dividend Equivalents

Our compensation committee may grant dividend equivalents in connection with the grant of any equity-based award. Dividend equivalents may be paid in cash or may be deemed reinvested in additional shares of stock and may be payable in cash, common stock or a combination of the two. To the extent the dividend equivalents are provided with respect to another award that vests or is earned based upon achievement of performance goals, any dividend equivalents will not be paid currently, but instead will be paid only to the extent the award vests. Our compensation committee will determine the terms of any dividend equivalents.

Other Equity-Based Awards

Our compensation committee may grant other types of equity-based awards under our 2014 Equity Incentive Plan, including LTIP units. Other equity-based awards are payable in cash, common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by our compensation committee. The terms and conditions that apply to other equity-based awards are determined by our compensation committee.

LTIP units are a special class of OP units. Each LTIP unit awarded under our 2014 Equity Incentive Plan will be equivalent to an award of one share under our 2014 Equity Incentive Plan, reducing the number of shares available for other equity awards on a one-for-one basis. We will not receive a tax deduction with respect to the grant, vesting or conversion of any LTIP unit. The vesting period for any LTIP units, if any, will be determined at the time of issuance. Each LTIP unit, whether vested or not, will receive the same quarterly per unit profit distribution as the other outstanding OP units, which profit distribution will generally equal the per share distribution on a share of common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our restricted common stock awards, which will receive full distributions whether vested or not. Initially, each LTIP unit will have a capital account of zero and, therefore, the holder of the LTIP unit would receive nothing if our operating partnership were liquidated immediately after the LTIP unit is awarded. However, the partnership agreement requires that “book gain” or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable regulations promulgated by the U.S. Treasury Department, or Treasury Regulations, be allocated first to LTIP units until the capital account per LTIP unit is equal to the capital account per unit of our operating partnership. The applicable Treasury Regulations provide that assets of our operating partnership may be revalued upon specified events, including upon additional capital contributions by us or other partners of our operating partnership or a later issuance of additional LTIP units. Upon equalization of the capital account of the LTIP unit with the per unit capital account of the OP units and full vesting of the LTIP unit, the LTIP unit will be convertible into an OP unit at any time. There is a risk that a LTIP unit will never become convertible because of insufficient gain realization to equalize capital accounts and, therefore, the value that a grantee will realize for a given number of vested LTIP units may be less than the value of an equal number of shares of common stock. See “Our Operating Partnership and the Partnership Agreement,” for a further description of the rights of limited partners in our operating partnership.

Recoupment

If we adopt a “clawback” or recoupment policy, any awards granted pursuant to our 2014 Equity Incentive Plan will be subject to repayment to us to the extent provided under the terms of such policy. We reserve the right in any award agreement to cause a forfeiture of the gain realized by a recipient if such recipient is in violation of or in conflict with certain agreements with us (including but not limited to an employment or non-competition agreement) or upon termination for “cause” as defined in our 2014 Equity Incentive Plan, applicable award agreement or any other agreement between us or an affiliate and the recipient.

Change in Control

If we experience a change in control in which outstanding awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity: (1) except for performance awards, all restricted common stock, LTIP units and restricted stock units will vest and the underlying shares of common stock and all dividend equivalent rights will be delivered immediately before the change in control; or (2) at our Board of Director’s or compensation committee’s discretion, either all options and stock appreciation rights will become exercisable 15 days before the change in control and terminate upon completion of the change in control, or all options, stock appreciation rights, restricted common stock and restricted stock units will be cashed out before the change in control. In the case of performance awards denominated in shares or LTIP units, if more than half of the performance period has lapsed, the awards will be converted into restricted common stock or restricted stock units based on actual performance to date. If less than half of the performance period has lapsed, or if actual performance is not determinable, the awards will be converted into restricted common stock assuming target performance has been achieved.

In summary, a change in control under our 2014 Equity Incentive Plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, 50% or more of the total combined voting power of our outstanding securities;

•	the consummation of a merger or consolidation, unless (1) the holders of our voting shares immediately prior to the merger have at least 50.1% of the combined voting power of the securities in the surviving entity or its parent or (2) no person owns 50% or more of the shares of the surviving entity or the combined voting power of our outstanding voting securities;

•	we sell or dispose of all or substantially all of our assets; or

•	individuals who constitute our board of directors cease for any reason to constitute a majority of our board of directors, treating any individual whose election or nomination was approved by a majority of the incumbent directors as an incumbent director for this purpose.

Adjustments for Stock Dividends and Similar Events

Our compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under our 2014 Equity Incentive Plan, including the individual limitations on awards, to reflect stock splits and other similar events.

Transferability of Awards

Except as otherwise permitted in an award agreement or by our compensation committee, awards under the 2014 Equity Incentive Plan are not transferable other than by a participant’s will or the laws of descent and distribution.

Term and Amendment

Our board of directors may amend or terminate our 2014 Equity Incentive Plan at any time; provided that no amendment may adversely impair the benefits of participants with respect to outstanding awards without the participants’ consent or violate our equity incentive plan’s prohibition on repricing. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve any amendment that changes the no-repricing provisions of the plan. Unless terminated sooner by our board of directors or extended with stockholder approval, our 2014 Equity Incentive Plan will terminate on the tenth anniversary of the adoption of the plan.

Certain U.S. Federal Income Tax Consequences

Parachute Limitation. Unless a recipient is party to another agreement that addressed Sections 280G and 4999 of the Code, to the extent any payment or benefit would be subject to an excise tax imposed in connection with Section 4999 of the Code, such payments and/or benefits may be subject to a “best pay cap” reduction to the extent necessary so that the executive receives the greater of the (i) net amount of the payment and benefits reduced such that such payments and benefits will not be subject to the excise tax and (ii) net amount of the payments and benefits without reduction but with the executive paying the excise tax liability.

Section 162(m). Section 162(m) of the Code generally disallows a public company’s tax deduction for compensation paid in excess of $1.0 million in any tax year to its chief executive officer and certain other most highly compensated executives. However, compensation that qualifies as “performance-based compensation” is excluded from this $1.0 million deduction limit and therefore remains fully deductible by the company that pays it. We generally intend that, except as otherwise determined by our compensation committee, performance awards and stock options granted with an exercise price at least equal to 100% of the fair market value of the underlying shares of common stock at the date of grant to employees our compensation committee expects to be named executive officers at the time a deduction arises in connection with such awards, will qualify as “performance-based compensation” so that these awards will not be subject to the Section 162(m) deduction limitations. Our compensation committee will not necessarily limit executive compensation to amounts deductible under Section 162(m) of the Code, however, if such limitation is not in the best interests of us and our stockholders.

Section 409A. We intend to administer our 2014 Equity Incentive Plan so that awards will be exempt from, or will comply with, the requirements of Section 409A of the Code; however, we do not warrant that any award under our 2014 Equity Incentive Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local or foreign law. We will not be liable to any participant for any tax, interest, or penalties that such participant might owe as a result of the grant, holding, vesting, exercise, or payment of any award under our 2014 Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Private Placement

Concurrently with the closing of the initial private placement, certain of our officers, directors and their family members purchased 405,833 shares of our common stock directly from us at the offering price of $15.00 per share.

Equity Grants

We have issued an aggregate of 65,267 shares of restricted common stock to our independent directors and an aggregate of 238,749 shares of restricted common stock to our executive officers and certain other employees in accordance with our 2014 Equity Incentive Plan. Shares of restricted common stock granted to our independent directors will vest ratably on each of the first three anniversaries of the date of grant, subject to the director’s continued service on our board of directors. The shares of restricted common stock granted to our executive officers and certain other employees will vest with respect to 100% of the granted shares on the third anniversary of the grant date, subject to continued employment through such date.

In addition, we have granted an aggregate of 358,125 performance-vesting restricted stock units to our executive officers and certain other employees in accordance with our 2014 Equity Incentive Plan. These restricted stock units will vest on the third anniversary of the grant date, subject to continued employment and the achievement of certain operating metrics through such date. See “Management—Executive Compensation—Equity Grants” for additional information regarding equity grants to our executive officers and certain other employees.

Indemnification Agreements with Executive Officers and Directors

We have entered into indemnification agreements with our executive officers and directors providing for, to the maximum extent permitted by law, indemnification by us and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

Employment Agreements with Executive Officers

We have entered into employment agreements with our executive officers. See “Management—Employment Agreements” for a description of the terms of these agreements.

Reimbursement of Offering and Formation Expenses to our Founders

We used approximately $189,000 of the net proceeds from the initial private placement to reimburse certain members of our management team for expenses incurred by them in connection with our organization and the initial private placement, including legal, accounting and printing costs.

BlueMountain Rights Agreement

In connection with BlueMountain’s purchase of 2,583,686 shares of our common stock in the initial private placement, we granted BlueMountain the right to designate two of the members of our board of directors, whose terms began on July 31, 2014. For any meeting of our stockholders for the election of directors, our board of directors is required to nominate: (i) two BlueMountain directors so long as BlueMountain (A) continues to own 75% or more of the number of shares it purchased in the initial private placement or (B) beneficially owns at least 10% of our outstanding common stock; (ii) one BlueMountain director so long as BlueMountain (X) continues to own 50% or more of the number of shares it purchased in the initial private placement or (Y) beneficially owns at least 5% of our outstanding common stock; and (iii) no BlueMountain directors if

BlueMountain has sold more than 50% of the number of shares it purchased in the initial private placement and beneficially owns less than 5% of our outstanding common stock. In addition, two of the members of the investment committee were appointed by BlueMountain so long as BlueMountain is entitled to two nominees to our board of directors, and one member of the investment committee will be appointed by BlueMountain so long as BlueMountain is entitled to one nominee to our board of directors. One of BlueMountain’s designees has the right to serve on our risk committee for so long as such individual serves on our board of directors.

In addition, for as long as BlueMountain owns greater than 10% of the outstanding shares of our common stock, the vote of at least one of the BlueMountain designees on our board of directors shall be required in order for our board of directors to approve the issuance of any shares of our common stock for consideration less than the lower of (i) the then-current market price of our common stock if our common stock is then listed for trading on a national securities exchange or (ii) $15.00 per share, in each case as may be adjusted for any stock splits, stock dividends or other similar recapitalizations.

Furthermore, so long as BlueMountain maintains at least one designee on our board of directors, the number of members constituting our board of directors shall be no more than seven, subject to increase or decrease by the board of directors from time to time, provided that any such increase or decrease shall require the approval of at least one BlueMountain board designee.

In connection with the initial public offering of our common stock, BlueMountain has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of our initial public offering, without payment by us of any underwriting discount or commissions on such shares. Pursuant to this right, BlueMountain intends to purchase             shares of our common stock in a concurrent private placement in connection with our initial public offering.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. The policies with respect to these activities may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct all of our investment activities through our operating partnership and its subsidiaries. Our primary business objective is to provide our stockholders with stable distributions and an opportunity for value enhancement through investments in a diversified mix of healthcare properties, coupled with proactive management and prudent financing of our healthcare property investments. Our business is focused primarily on healthcare properties and activities directly related thereto. We focus on multiple types of acute and post-acute healthcare properties, including acute care hospitals, short-stay surgical and specialty hospitals (such as those focusing on orthopedic, heart and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support the aforementioned, such as medical office buildings (including those providing outpatient surgery, diagnostics, physical therapy and physician office space in a single building), in order to capture a larger share of healthcare expenditures and diversify our risk. For a discussion of the acquisitions and investments in our portfolio, our business and other strategic objectives, see “Our Business.”

We intend to employ multiple investment structures to maximize investment returns, including: facility purchases with triple-net leases back to facility operators, first mortgage loans secured by healthcare properties, mezzanine loans secured by ownership interests in entities that own healthcare properties, leasehold mortgages, loans to healthcare operators and equity investments in healthcare operators. We anticipate that future investment and development activity will be focused in the United States but will not be limited to any geographic area. We intend to engage in such future investment activities in a manner that is consistent with requirements applicable to REITs for U.S. federal income tax purposes. Provided we comply with these requirements, however, there are no limitations on the percentage of our assets that may be invested in any one real estate asset.

We may enter into joint ventures from time to time, if we determine that doing so would be the most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the 1940 Act.

From time to time, we may make investments or agree to terms that support the objectives of tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe that these dynamics create long-term, sustainable relationships and, in turn, profitability for us.

Purchase and Development of Properties

Our policy is to acquire properties primarily for cash flow growth potential and long-term value. From time to time, we may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.

Investments in Real Estate Mortgages and Mezzanine Loans

We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold or we may consider making loans to joint ventures in which we or they participate or may participate in the future. We have not engaged in any significant lending activities in the past nor do we currently intend to in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include, but are not limited to, fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. Our board of directors may, in the future, adopt a lending policy without notice to or the vote of our stockholders.

As part of our investment strategy, we may, at the discretion of our board of directors, invest in mortgages and other real estate related debt investments consistent with the rules applicable to REITs. The mortgages in which we may invest may be either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. We also may invest in mezzanine loans, which are loans made to property owners that are subordinate to mortgage debt and are secured by pledges of the borrower’s ownership interests in the property and/or the entity that owns the property. Investments in mortgage loans and mezzanine loans are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient to enable us to recover our full investment. Investments are also subject to our policy not to be treated as an investment company under the 1940 Act.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the gross income and asset requirements required for REIT qualification, we may in the future invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with our investment policies and the REIT requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests we must meet in order to qualify as a REIT under the Code. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the 1940 Act, and we would generally divest appropriate securities before any such registration would be required. We do not intend to underwrite securities of other issuers.

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it considers a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that is either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Although our board of directors has not yet adopted a policy limiting the total amount of debt that we may incur, we initially intend to target a ratio of debt to gross undepreciated asset value of between 30% and 40%. Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent that our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, including additional operating partnership units, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Reporting Policies

Prior to the time when we become subject to the information reporting requirements of the Exchange Act, we intend to make available to our stockholders audited annual financial statements and unaudited quarterly financial statements. We intend to become a public reporting company subject to the information reporting requirements of the Exchange Act in connection with the initial public offering of our common stock in the future. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Conflict of Interest Policies

Our governing instruments do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction in which we have an interest or from conducting, for their own account, business activities of the type we conduct. However, our policies will be designed to eliminate or minimize potential conflicts of interest. A “conflict of interest” occurs when a director’s, officer’s or employee’s private interest interferes in any way, or appears to interfere, with the interests of the Company as a whole. Our board of directors plans to adopt a policy that prohibits personal conflicts of interest. This policy will provide that any situation that involves, or may reasonably be expected to involve, a conflict of interest must be disclosed immediately to a supervisor or a member of our audit committee.

Our board of directors has adopted a written Related Person Transaction Policy. The purpose of this policy will be to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (x) the Company was, is or will be a participant, (y) the aggregate amount involved exceeds $120,000 and (z) a related person has or will have a direct or indirect interest. For purposes of this policy, a related person is (i) any person who is, or at any time since the beginning of our last fiscal year was, an executive officer, director or director nominee of the Company, (ii) any person who is known to be the beneficial owner of more than 5% of our common stock, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all the related persons, in the aggregate, have a 10% or greater beneficial interest. Under this policy, our audit committee will be responsible for reviewing, approving or ratifying each related person transaction or proposed transaction. In determining whether to approve or ratify a related person transaction, the audit committee will consider all relevant facts and circumstances of the related person transaction available to it and will approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the audit committee determines in good faith. No member of the audit committee will be permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

These policies may not be successful in eliminating the influence of conflicts of interest or related person transactions. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us.

Furthermore, under Delaware law (where our operating partnership is formed), we, as the sole member of the general partner, have a fiduciary duty to our operating partnership and, consequently, such transactions are also subject to the duties of care and loyalty that we, as the sole member of the general partner, owe to limited partners in the operating partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). Our policy requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated securityholders, although our board of directors will have no obligation to do so.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 4, 2016 by:

•	each of our directors;

•	each of our executive officers;

•	each beneficial owner of 5% or more of our outstanding common stock; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power of such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each named person is c/o MedEquities Realty Trust, Inc., 3100 West End Avenue Suite 1000, Nashville, Tennessee 37203. No shares beneficially owned by any executive officer or director have been pledged as security.

	Shares Beneficially Owned Before the Offering
Beneficial Owner	Shares		Percentage(1)
John W. McRoberts	270,750	(2)	2.0%
William C. Harlan	270,751	(3)	2.0%
Jeffery C. Walraven	31,646	(4)	*
Randall L. Churchey	21,387	(5)	*
John D. Foy	21,387	(6)	*
Steven I. Geringer	4,166		*
Stephen L. Guillard	4,166		*
Elliott Mandelbaum	—		—
Stuart C. McWhorter	11,387	(7)	*
James B. Pieri	—		—
All executive officers and directors as a group (10 persons)	635,640		5.7%
Other 5% Stockholders
BlueMountain Capital Management, LLC(8)	2,599,794		23.1%
Forward Management, LLC(9)	1,625,000		14.5%
Allstate Investments, LLC(10)	1,000,000		8.9%
Pine River Capital Management L.P.(11)	925,000		8.2%
Ardsley Partners(12)	800,000		7.1%
Credit Suisse Securities (USA) LLC(13)	666,667		5.9%
Centerbridge Partners, L.P.(14)	637,000		5.7%

*	Represents less than 1% of the number of shares of common stock outstanding as of April 4, 2016.
(1)	Based on 11,250,010 shares of common stock outstanding as of April 4, 2016.
(2)

Includes (i) 183,333 shares purchased by Mr. McRoberts in the management/director private placement, (ii) 43,684 shares of restricted common stock granted upon completion of the initial private placement and (iii) 43,733 shares of restricted common stock granted on July 31, 2015, which shares of restricted common stock vest on the third anniversary of the date of grant, subject to continued employment through such date.

Excludes (i) 65,526 restricted stock units granted upon completion of the initial private placement and (ii) 65,600 restricted stock units granted on July 31, 2015, all of which are performance-based and will not vest unless certain operating metrics are achieved.
(3)	Includes (i) 166,667 shares purchased by Mr. Harlan in the management/director private placement, (ii) 16,667 shares purchased by Mr. Harlan’s wife in such management/director private placement, of which he may be deemed the beneficial owner, (iii) 43,684 shares of restricted common stock granted upon completion of the initial private placement, and (iv) 43,733 shares of restricted common stock granted on July 31, 2015, which shares of restricted common stock vest on the third anniversary of the date of grant, subject to continued employment through such date. Excludes (i) 65,526 restricted stock units granted upon completion of the initial private placement and (ii) 65,600 restricted stock units granted on July 31, 2015, all of which are performance-based and will not vest unless certain operating metrics are achieved. The shares purchased by Mr. Harlan in the management/director private placement and Mr. Harlan’s restricted common stock and restricted stock units are held by The SJC Trust, an irrevocable trust for the benefit of Mr. Harlan’s wife, for which she is the sole trustee.
(4)	Includes (i) 9,780 shares of restricted common stock granted upon completion of the initial private placement and (ii) 21,866 shares of restricted common stock granted on July 31, 2015, which shares of restricted common stock vest on the third anniversary of the date of grant, subject to continued employment through such date. Excludes (i) 14,671 restricted stock units granted upon completion of the initial private placement and (ii) 32,798 restricted stock units granted on July 31, 2015, all of which are performance-based and will not vest unless certain operating metrics are achieved.
(5)	Includes (i) 13,333 shares purchased by Mr. Churchey in the management/director private placement, and (ii) 8,702 shares, net, of restricted common stock that vest ratably on each of the first three anniversaries of the date of grant, subject to continued service on our board of directors through such dates.
(6)	Includes (i) 13,333 shares purchased by Mr. Foy in the management/director private placement, and (ii) 8,702 shares, net, of restricted common stock that vest ratably on each of the first three anniversaries of the date of grant, subject to continued service on our board of directors through such dates.
(7)	Includes (i) 3,333 shares purchased by Mr. McWhorter in the management/director private placement, and (ii) 8,702 shares, net, of restricted common stock that vest ratably on each of the first three anniversaries of the date of grant, subject to continued service on our board of directors through such dates.
(8)	Includes (i) 2,583,686 shares purchased in the initial private placement, of which 541,797 are held by BlueMountain Credit Alternatives Fund L.P., 541,797 are held by BlueMountain Credit Opportunities Master Fund I L.P., 541,797 are held by BlueMountain Montenvers Master Fund SCA SICAV-SIF, 541,797 are held by BlueMountain Strategic Credit Master Fund L.P. and 416,498 are held by BlueMountain Guadalupe Peak Fund L.P. and (ii) 16,108 shares of restricted common stock transferred to BlueMountain by Messrs. Mandelbaum and Pieri. The address of the principal business office of BlueMountain is 280 Park Avenue, 12th Floor East, New York, NY 10017. The following individuals, as members of the Management Committee of BlueMountain, have shared voting and investment power over the common stock directly owned by various entities affiliated with BlueMountain: Andrew Feldstein, Stephen Siderow, Derek Smith, Bryce Markus, Alan Gerstein, Peter Greatrex, Michael Liberman, David Rubenstein and James Staley. BlueMountain has two designees on our board of directors, investment committee and risk committee and has certain other rights under an agreement with us. See “Certain Relationship and Related Transactions – BlueMountain Rights Agreement.”
(9)	Represents (i) 1,575,000 shares held by Forward Select Income Fund and (ii) 50,000 shares held by Forward Real Estate Long Short Fund. Forward Capital Management, LLC has voting and investment control over all of the shares held by these entities. The address of the principal business office of Forward Management, LLC is 101 California Street, Suite 1600, San Francisco, CA 94111.
(10)	Represents (i) 670,000 shares held by Allstate Insurance Company and (ii) 330,000 shares held by Allstate Life Insurance Company, which entities are controlled by Allstate Investments, LLC. We have been advised by these entities that Jerry Zinkula has voting and investment control over such shares. The address of the principal business office of Allstate Investments, LLC is 3075 Sanders Road, Suite G4A, Northbrook, IL 60062.

(11)	Represents shares held by Pine River Master Fund Ltd., Pine River Baxter Fund Ltd., Pine River Fixed Income Master Fund Ltd. and Crossover Master L.P. We have been advised by these entities that Pine River Capital Management L.P. (“Pine River”) is the investment manager of these entities. Brian Taylor is the managing member of Pine River Capital Management LLC, an entity which is the general partner of Pine River. However Mr. Taylor, Pine River and Pine River Capital Management LLC disclaim beneficial ownership of any of the securities owned by these entities, other than to the extent of his or its pecuniary interest therein, and the foregoing shall not be deemed an admission that Mr. Taylor, Pine River or Pine River Capital Management LLC is the beneficial owner of such securities for purposes of Section 16 under the Exchange Act or for any other purpose. The address of the principal business office of Pine River Capital Management L.P. is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.
(12)	Represents (i) 133,000 shares held by Philip J. Hempleman, (ii) 356,000 shares held by Ardsley Partners Fund II, L.P. and (iii) 311,000 shares held by Ardsley Partners Institutional Fund, L.P. We have been advised that Philip J. Hempleman has voting and investment control over all such shares. The address of the stockholder is 262 Harbor Drive, Stamford, CT 06902.
(13)	The address of the principal business office of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10016.
(14)	Represents shares held by Centerbridge Credit Partners Master Fund, L.P., Centerbridge Credit Partners, L.P. and Centerbridge Special Credit Partners II, L.P. We have been advised by these entities that Jeffrey H. Aronson and Mark T. Gallogly share voting and investment control over such shares. The address of the principal business office of Centerbridge Partners, L.P. is 375 Park Avenue, 12th Floor, New York, NY 10152.

SELLING STOCKHOLDERS

Up to              shares of our common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholders. The selling stockholders may, from time to time, offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered. When we refer to the “selling stockholders” in this prospectus, we mean those persons specifically identified in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.

The table below sets forth the name of each selling stockholder and the number of shares of our common stock that each selling stockholder may offer pursuant to this prospectus, from time to time, as of the date of this prospectus. Except as noted below in the footnotes to the table, none of the selling stockholders had any position, office or other material relationship with us or any of our affiliates since our inception. The information presented regarding the selling stockholders is based on information available to us as of the date of this prospectus.

Because the selling stockholders may offer all, some or none of the shares of our common stock pursuant to this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of these shares, no definitive estimate can be given as to the number of shares that will be held by the selling stockholders after completion of this offering. The following table has been prepared assuming that the selling stockholders sell all of the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares of our common stock during this offering. We cannot advise you as to whether the selling stockholders will in fact sell any or all of their shares of our common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date for which the information set forth in the table below is provided.

Information concerning the selling stockholders may change from time to time, and any changed information may be set forth in prospectus supplements or post-effective amendments, as may be appropriate.

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering(3)
	Shares(1)	Percentage(2)		Shares	Percentage

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and certain terms of our charter and bylaws. For a complete description, we refer you to the MGCL and to our charter and bylaws. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our charter provides that we may issue up to 400,000,000 shares of common stock, par value $0.01 per share, or common stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, or preferred stock. As of April 4, 2016, we had outstanding 11,250,010 shares of our common stock, 125 shares of our 12.5% Series A redeemable cumulative preferred stock, or Series A Preferred Stock, and 125,000 shares of our Series B Preferred Stock. We intend to use a portion of the net proceeds from our initial public offering and the BlueMountain Private Placement to redeem all of our Series A Preferred Stock and our Series B Preferred Stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of our common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of directors and declared by us; and

•	are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common stock in the event of our liquidation, dissolution or winding up of our affairs.

There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common stock.

Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Power to Reclassify and Issue Stock

Our board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, contains restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, or the ownership limit.

Our charter also prohibits any person from:

•	beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

•	transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

•	beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code;

•	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code including, but not limited to, as a result of any person that operates a “qualified healthcare facility” on behalf of a TRS failing to qualify as an “eligible independent contractor” under the REIT rules; or

•	transferring or attempting to transfer shares of capital stock to the extent such transfer would result in 25% or more of any class or series of shares of our capital stock (excluding shares of our capital stock held by persons or their affiliates who have discretionary authority or control over our assets, or who provide investment advice for a fee with respect to our assets), being beneficially owned by one or more Benefit Plan Investors at any time prior to the date that either a class or series of our capital stock qualifies as a class of “publicly-offered securities” (as defined in our charter) for purposes of ERISA or another exception under ERISA applies.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to our board of directors any representations, covenants and undertakings that our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the ownership limit or creating an exempted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limit, subject to certain exceptions.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds from the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds from the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be null and void, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is American Stock Transfer & Trust Company.

Registration Rights

The purchasers of common stock in the initial private placement are entitled to the benefits of a registration rights agreement between us and FBR, the initial purchaser and placement agent in that offering, acting for itself and for the benefit of the investors in that offering, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the registration rights agreement, we are obligated, among other things, to use our commercially reasonable efforts to cause a resale shelf registration statement registering all of the shares of our common stock sold in the initial private placement to be declared effective by the SEC as soon as practicable after the filing of the resale registration statement, and in any event, subject to certain exceptions, no later than April 30, 2016. We are filing the registration statement of which this prospectus forms a part pursuant to this contractual obligation. The original deadline under the registration rights agreement was extended by the stockholders in accordance with the terms of the registration rights agreement.

If, prior to April 30, 2016 (or, if we complete the initial public offering of our common stock prior to April 30, 2016, on a date that is on or before 60 days after the completion of our initial public offering), the resale registration statement has not been declared effective by the SEC and the registrable shares have not been listed for trading on a national securities exchange, then the registration rights agreement and our bylaws require that we hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed, unless the holders of at least two-thirds of the outstanding registrable shares (other than shares of our common stock held by our directors and executive officers) waive or defer the requirement that we hold the special election meeting. The registration rights agreement also prohibits holders of shares of our common stock issued to our directors, officers and their affiliates from nominating, or participating in the nomination of, any individual for election as a director at the special election meeting.

All purchasers of common stock in the initial private placement and each of their respective direct and indirect transferees may elect to participate in the registration statement for the initial public offering of our common stock as selling stockholders, subject to:

•	execution of a customary underwriting agreement;

•	completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement;

•	provision to us of such information as we may reasonably request in writing for inclusion in this prospectus;

•	compliance with the registration rights agreement;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.

The holders of shares of our common stock purchased in the initial private placement who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell any of their shares of our common stock that are not included in the initial public offering for 180 days following the effective date of the registration statement for the initial public offering of our common stock (other than to donees or partners of the stockholder who agree to be bound by the terms the lock-up). Those holders of shares of our common stock purchased in the initial private placement who do not elect, despite their right to do so under the registration rights agreement, to include their shares of our common stock for resale in the initial public offering may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement for the initial public offering of our common stock (other than to donees or partners of the stockholder who agree to be bound by the terms the lock-up).

We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells our common stock pursuant to these registration rights.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. Additionally, so long as BlueMountain maintains at least one designee on our board of directors, the number of members constituting our board of directors shall be no more than seven, subject to increase or decrease by the board of directors from time to time, in accordance with the Company’s charter and bylaws, provided that any such increase or decrease shall require the approval of at least one BlueMountain board designee. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Except as described below, this provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

As described under the caption “Description of Capital Stock—Registration Rights,” we may be required by the registration rights agreement and our bylaws to hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed, which we refer to as a special election meeting, unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. At a special election meeting, a director may be removed with or without cause by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved)

for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•	a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to require the calling of a special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our board of directors, (2) vest in our board of directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our president and chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our board of directors is not currently classified. In the future, our board of directors may elect, without stockholder approval, to classify our board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Amendment to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain amendments related to the removal of directors and the restrictions on ownership and transfer of our stock and the vote required to amend those provisions (which must be declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution of Our Company

Our dissolution must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, our president and chief executive officer or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

In addition, as described above under “Description of Capital Stock—Registration Rights,” we may be required to hold a special election meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing successors of any directors so removed unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

•	supermajority vote and cause requirements for removal of directors;

•	requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

•	provisions that vacancies on our board of directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

•	the power of our board of directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

•	the power of our board of directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

•	the restrictions on ownership and transfer of our stock; and

•	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Restrictions on Ownership and Transfer

Subject to certain exceptions, our charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of our stock. For a more detailed description of this and other restrictions on ownership and transfer of our stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

OUR OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the First Amended and Restated Agreement of Limited Partnership of our operating partnership, or the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the partnership agreement. See “Where You Can Find More Information.” For purposes of this section, references to “we,” “our,” “us” and “our company” refer to MedEquities Realty Trust, Inc. alone, and not to its subsidiaries. For the purposes of this section, references to the “general partner” refer to MedEquities OP GP, LLC, a wholly owned subsidiary of MedEquities Realty Trust, Inc.

General

Pursuant to the partnership agreement, subject to certain protective rights of the limited partners described below, we have, through our control of the general partner, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners have no power to remove the general partner without the general partner’s consent.

The general partner may not conduct any business without the consent of a majority of the limited partners other than in connection with: the ownership, acquisition and disposition of partnership interests; the management of the business of our operating partnership; our operation as a reporting company with a class of securities registered under the Exchange Act; the offering, sale syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities; and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures that the economic benefits and burdens of such property are otherwise vested in our operating partnership. We and our affiliates may also engage in any transactions with our operating partnership on such terms as we may determine in our sole and absolute discretion.

We, as the parent of the general partner, are under no obligation to give priority to the separate interests of our stockholders or the limited partners in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on the one hand and the limited partners (including us) on the other, we, as the parent of the general partner, will endeavor in good faith to resolve the conflict in a manner that is not adverse to either our stockholders or the limited partners (including us). The general partner is not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners (including us) in connection with such decisions, unless the general partner acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

Substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and our operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Operating Partnership Units

Interests in our operating partnership are denominated in units of limited partnership interest. Pursuant to the partnership agreement, our operating partnership has designated the following classes of units of limited partnership interest, or operating partnership units: OP units and LTIP units.

OP Units

We own 100% of the OP units. To the extent that we issue OP units, on or after the date that is 12 months after the date of the original issuance of the OP units, each holder of OP units (other than us) will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between our operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the tenth business day after the general partner receives a notice of redemption, we may, as parent of the general partner, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering partner in exchange for cash or shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement).

LTIP Units

In the future, we, as the parent of the general partner, may cause our operating partnership to issue LTIP units to our independent directors, executive officers and certain other employees and persons who provide services to our operating partnership. These LTIP units will be subject to certain vesting requirements. In general, LTIP units are similar to OP units and will receive the same quarterly per-unit profit distributions as OP units. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per-unit basis, with OP units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with OP units and therefore accrete to an economic value for the holder equivalent to OP units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into OP units, which in turn are redeemable by the holder for cash or, at our election, exchangeable for shares of our common stock on a one-for-one basis. However, there are circumstances under which LTIP units will not achieve parity with OP units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of our common stock and may be zero.

Management Liability and Indemnification

To the maximum extent permitted under Delaware law, neither we, the general partner nor any of our directors and officers will be liable to our operating partnership or the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless such person acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived. The partnership agreement provides for indemnification of the general partner, us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, provided that our operating partnership will not indemnify such person if (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the person actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement (subject to the exceptions described below under “—Fiduciary Responsibilities”).

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner has fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as the parent of the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us and our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership in deciding whether to cause our operating partnership to take or decline to take any actions. The limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as the parent of the general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

The limited partners of our operating partnership have expressly acknowledged that we are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively.

Distributions

The partnership agreement provides that we, as the parent of the general partner, shall cause our operating partnership to make quarterly (or more frequent) distributions of all of its available cash (which is defined to be cash available for distribution as determined by us, as general partner) (i) first, with respect to any OP units that are entitled to any preference in accordance with the rights of such operating partnership unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any OP units that are not entitled to any preference in distribution, in accordance with the rights of such class of OP units (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of OP units holding the same class or series of OP units in accordance with their respective percentage interests in the class or series at the end of each fiscal year. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between the tax basis and the fair market value of the property at the time of contribution. Our operating partnership will allocate tax items to the holders of operating partnership units taking into consideration the requirements of Section 704(c) of the Code. See “Material U.S. Federal Income Tax Considerations.”

The general partner has sole discretion to ensure that allocations of income, gain, loss and deduction of our operating partnership are in accordance with the interests of the partners of our operating partnership as determined under the Code, and all matters concerning allocations of tax items not expressly provided for in the partnership agreement may be determined by the general partner in its sole discretion.

Redemption Rights

On or after 12 months after becoming a holder of OP units, each limited partner, other than us, will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of such units in exchange for a cash amount equal to the number of tendered units multiplied by the fair market value of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such units or a separate agreement entered into between our operating partnership and the holder of such units provide that they do not have a right of redemption or provide for a shorter or longer period before such holder may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the tenth business day after we receive a notice of redemption, we may, as the parent of the general partner, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered units in exchange for cash or shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement). If we give the limited partners notice of our intention to make an extraordinary distribution of cash or property to our stockholders or effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, each limited partner may exercise its right to redeem its OP units, regardless of the length of time such limited partner has held its OP units.

Transferability of Operating Partnership Units; Extraordinary Transactions

The general partner generally is not be able to withdraw voluntarily from our operating partnership or transfer any of its interest in our operating partnership unless the transfer is: (i) to our affiliate; (ii) to a wholly owned subsidiary of the general partner or the owner of all of the ownership interests of the general partner; or (iii) otherwise expressly permitted under the partnership agreement.

The partnership agreement permits the general partner or us, as the parent of the general partner, to engage in a merger, consolidation or other combination, or sale of substantially all of our assets if:

•	we receive the consent of a majority in interest of the limited partners (excluding us);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity are owned directly or indirectly by the operating partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the operating partnership; or

•	as a result of such transaction all limited partners will receive, or will have the right to receive, for each operating partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of operating partnership units shall be given the option to exchange such units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without the prior written consent of the general partner, which consent may be withheld in its sole and absolute discretion. Except with the general partner’s consent to the admission of the transferee as a limited partner, transferees shall not have any rights by virtue of the transfer other than the rights of an assignee and will not be entitled to vote or effect a redemption with respect to their operating partnership units in any matter presented to the limited partners for a vote. The general partner will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by in our sole and absolute discretion.

Issuance of Our Stock and Additional Partnership Interests

Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of OP units, we generally are obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance of our stock to our operating partnership in exchange for, in the case of common stock, OP units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, the general partner may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we, as the parent of the general partner, may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by our operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, we have the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership. Our operating partnership is currently treated as an entity disregarded from its owner for U.S. federal income tax purposes.

Term

The term of our operating partnership commenced on April 23, 2014 and will continue perpetually, unless earlier terminated in the following circumstances:

•	a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•	an election to dissolve our operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

•	entry of a decree of judicial dissolution of our operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•	the occurrence of any sale or other disposition of all or substantially all of the assets of our operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of our operating partnership;

•	the redemption (or acquisition by the general partner) of all operating partnership units that we have authorized other than those held by us; or

•	the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Partnership Agreement

Amendments to the partnership agreement may be proposed by the general partner or by any limited partner holding 25% or more of the percentage interest of OP units designated as Class A Units. Generally, the partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	conversion of a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modification of the limited liability of a limited partner; alteration or modification of the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alteration or modification of the redemption rights provided by the partnership agreement; or

•	alteration or modification of the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, we, as the parent of the general partner, will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

•	add to the general partner’s obligations or surrender any right or power granted to the general partner or any of its affiliates for the benefit of the limited partners;

•	reflect the admission, substitution, or withdrawal of partners or the termination of our operating partnership in accordance with the partnership agreement and to cause our operating partnership or our operating partnership’s transfer agent to amend its books and records to reflect our operating partnership unit holders in connection with such admission, substitution or withdrawal;

•	reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with the law or with the provisions of the partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional operating partnership units issued or established pursuant to the partnership agreement;

•	reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of any operating partnership units between us and any qualified REIT subsidiary or entity that is disregarded as an entity separate from us for U.S. federal income tax purposes;

•	modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•	issue additional partnership interests;

•	impose restrictions on the transfer of operating partnership units if we receive an opinion of counsel reasonably to the effect that such restrictions are necessary in order to comply with any federal or state securities laws or regulations applicable to our operating partnership or the operating partnership units;

•	reflect any other modification to the partnership agreement as is reasonably necessary for our business or operations or those of our operating partnership and which does not otherwise require the consent of each partner adversely affected; and

•	reflect an increase or decrease in the amount that a limited partner is obligated to contribute to our operating partnership upon the occurrence of certain events.

Certain provisions affecting the general partner’s rights and duties (e.g., restrictions relating to certain extraordinary transactions involving us, the general partner or our operating partnership) may not be amended without the approval of the holders of a majority of the operating partnership units (excluding operating partnership units held by us).

SHARES ELIGIBLE FOR FUTURE SALE

General

As of the date of this prospectus, we have 11,250,010 shares of common stock outstanding. Upon effectiveness of the registration statement of which this prospectus forms a part, the                      shares offered for resale by the selling stockholders listed herein will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, unless such shares are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if and when they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. See “—Rule 144” below. In addition, 693,082 shares of our common stock are available for future issuance under our 2014 Equity Incentive Plan. See “Management—2014 Equity Incentive Plan.”

There is currently no established public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of the initial public offering of our common stock. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. In particular, BlueMountain owns 23.1% of the outstanding shares of our common stock as of date of this prospectus. If BlueMountain sells all or a substantial portion of their shares, it could have a material adverse impact on the market price of our common stock. See “Risk Factors—Risks Related to Ownership of Our Common Stock—Common stock eligible for future sale could have an adverse effect on the value of our common stock.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

Shares of our common stock that are “restricted” securities under the meaning of Rule 144 under the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

In the initial private placement, we issued and sold an aggregate of 10,539,561 shares of our common stock and entered into a registration rights agreement for the benefit of the purchasers in the initial private placement. Pursuant to the registration rights agreement, the purchasers in the initial private placement have a right to participate in the registration statement for the initial public offering of our common stock as selling stockholders, subject to certain conditions, and holders of             shares of our common stock have exercised their rights to sell in the initial public offering of our common stock. In addition, under this registration rights agreement, we have agreed to use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act as promptly as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than April 30, 2016 (or, if we complete our initial public offering prior to April 30, 2016, on a date that is on or before 60 days after the completion of that offering), and to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period. The original deadline under the registration rights agreement was extended by the stockholders in accordance with the terms of the registration rights agreement. We are filing the registration statement of which this prospectus forms a part pursuant to this contractual obligation. See “Description of Capital Stock—Registration Rights.”

Lock-Up Agreements

We and each of our directors and executive officers have agreed not to sell or transfer any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the effective date of the registration statement for the initial public offering of our common stock, without the prior written consent of FBR and J.P. Morgan. Specifically, we and these other persons have agreed, subject to certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell our common stock;

•	sell any option or contract to purchase our common stock;

•	purchase any option or contract to sell our common stock;

•	grant any option for the sale of our common stock;

•	dispose of or transfer (or enter into any transaction or device which is designed or could be expected to, result in the disposition by any person at any time in the future of) our common stock;

•	file any registration statement with respect to our common stock; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for our common stock. It also applies to common stock owned now or acquired later by the person.

However, with respect to our directors and executive officers, the restrictions described above will not apply to bona fide gifts or transfers to family members or trusts for the direct or indirect benefit of the director or executive officer or his or her family members, provided in each case that the transferee agrees in writing to be bound by the terms of the lock-up agreement.

In addition, upon the initial public offering of our common stock, the holders of shares of our common stock purchased in the initial private placement who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell any of their shares of our common stock that are not included in the initial public offering for 180 days following the effective date of the registration statement for the initial public offering of our common stock (other than to donees or partners of the stockholder who agree to be bound by the terms the lock-up). Those holders of shares of our common stock purchased in the initial private placement who do not elect, despite their right to do so under the registration rights agreement, to include their shares of our common stock for resale in the initial public offering may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement for the initial public offering of our common stock (other than to donees or partners of the stockholder who agree to be bound by the terms the lock-up).

FBR and J.P. Morgan, in their sole discretion, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that you, as a prospective investor, may consider relevant in connection with the acquisition, ownership and disposition of our common stock and our election to be taxed as a REIT. As used in this section, the terms “we” and “our” refer solely to MedEquities Realty Trust, Inc. and not to our subsidiaries and affiliates, which have not elected to be taxed as REITs for U.S. federal income tax purposes.

This discussion does not exhaust all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. Nor does this discussion address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under “—Taxation of Tax-Exempt Stockholders”), financial institutions, broker-dealers, persons subject to the alternative minimum tax, persons holding our stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “—Taxation of Non-U.S. Stockholders”) and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold our common stock as a “capital asset” for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are based on the current U.S. federal income tax laws, including the Code, the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We were incorporated on April 23, 2014 as a Maryland corporation. We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our stock. We believe that, commencing with such short taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. However, no assurances can be provided regarding our qualification as a REIT because such qualification depends on our ability to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which will depend, in part, on our operating results.

The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.

In connection with this offering, Morrison & Foerster LLP will render an opinion prior to effectiveness of the registration statement of which this Prospectus forms a part to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable years ended December 31, 2014 through December 31, 2015, and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2016 and thereafter. Investors should be aware that Morrison & Foerster LLP’s opinion will be based on the U.S. federal income tax laws governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not be binding on the IRS or any court, and will speak only as of the date issued. In addition, Morrison & Foerster LLP’s opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our continued qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve, among other things, the percentage of our gross income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. Morrison & Foerster LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Morrison & Foerster LLP’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “—Failure to Qualify as a REIT” below.

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. Such tax treatment avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. However, we will be subject to U.S. federal income tax in the following circumstances:

•	We will be subject to U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to corporate “alternative minimum tax.”

•	We will be subject to tax, at the highest U.S. federal corporate income tax rate, on net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

•	We will be subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” but nonetheless maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

•	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “—Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis including, for taxable years beginning after December 31, 2015, “redetermined TRS service income.” Redetermined TRS service income generally represents gross income of a taxable REIT subsidiary that is understated and attributable to services provided to us or on our behalf.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest U.S. federal corporate income tax rate applicable if we recognize gain on the sale or disposition of the asset during the 5-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	The earnings of our subsidiary entities that are C corporations, including TRSs, will be subject to U.S. federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

A REIT is a corporation, trust or association that satisfies each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

(3)	It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e., the REIT provisions;

(4)	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

(5)	At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

(6)	Not more than 50% in value of its outstanding stock or shares of beneficial interest are owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year;

(7)	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

(9)	It meets certain other requirements described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

We must satisfy requirements 1 through 4, and 8 during our entire taxable year and must satisfy requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will not apply to us for our short taxable year ended December 31, 2014. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides for restrictions regarding the ownership and transfer of shares of our capital stock. We believe that we will issue sufficient stock with enough diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended, among other things, to assist us in satisfying requirements 5 and 6 described above. These restrictions, however, may not ensure that we will be able to satisfy such share ownership requirements in all cases. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

For purposes of requirement 8, we have adopted December 31 as our year end for U.S. federal income tax purposes, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A “qualified REIT subsidiary” generally is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that is not treated as a TRS. A corporation that is a “qualified REIT subsidiary” is treated as a division of the REIT that owns, directly or indirectly, all of its stock and not as a separate entity for U.S. federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under U.S. federal income tax laws, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as our assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of our operating partnership and any other partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the entity.

We have control of our operating partnership and intend to operate it in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in a partnership or limited liability company. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries. A REIT is permitted to own, directly or indirectly, up to 100% of the stock of one or more TRSs. The subsidiary and the REIT generally must jointly elect to treat the subsidiary as a TRS. However, a corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities is automatically treated as a TRS without an election.

Unlike a qualified REIT subsidiary, the separate existence of a TRS is not ignored for U.S. federal income tax purposes and a TRS is a fully taxable corporation subject to U.S. federal corporate income tax on its earnings. We will not be treated as holding the assets of any TRS or as receiving the income earned by any TRS. Rather, we will treat the stock issued by any TRS as an asset and will treat any distributions paid to us from any TRS as income. This treatment may affect our compliance with the gross income test and asset tests.

Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a TRS to its parent REIT and impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or, for taxable years beginning after December 31, 2015, redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated and attributable to any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is gross income of a TRS that is understated and attributable to services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to us from a TRS, if any, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders and may affect our compliance with the gross income tests and asset tests.

A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or the disposition of property held for sale to customers. See “—Gross Income Tests—Rents from Real Property” and “—Gross Income Tests—Prohibited Transactions.”

A TRS may not directly or indirectly operate or manage any health care facilities or provide rights to any brand name under which any health care facility is operated. However, a TRS may provide such rights to an

“eligible independent contractor” (as described below) to operate or manage a health care facility if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity, and such health care facility is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a “qualified health care property” (as defined below) solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

A “qualified health care property” includes any real property, including interests in real property, and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility.

We expect that certain of the properties we intend to acquire generally will be treated as “qualified health care properties,” and we may lease those properties to a TRS lessee in certain cases where the operators from whom we acquire such properties qualify as “eligible independent contractors” and will continue to operate such “qualified health care properties” on behalf of the TRS lessee. However, there can be no assurance that the IRS would not challenge our conclusions as to whether such operators qualify as “eligible independent contractor” or whether such properties qualify as “qualified health care properties”, or that a court would agree with our conclusions. If a challenge to such conclusions were successful, we could potentially lose our REIT status.

Gross Income Tests

We must satisfy two gross income tests annually to qualify and maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year generally must consist of the following:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property, and for taxable years beginning after December 31, 2015, interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets other than, for taxable years beginning after December 31, 2015, gain from the sale of a nonqualified publicly offered REIT debt instrument as defined under Section 856(c)(5)(L)(ii) of the Code;

•	income and gain derived from foreclosure property; and

•	income derived from the temporary investment of new capital attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we receive such new capital.

For taxable years beginning after December 31, 2015, the term “real estate assets” also includes debt instruments of “publicly offered REITs,” personal property securing a mortgage secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that we hold primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, gains from “hedging transactions,” as defined in “—Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to us.

Rents from Real Property. Rent that we receive for the use of our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. However, participating rent will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages generally:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

In compliance with the rules above, we intend to set and accept rents which are fixed dollar amounts with an annual percentage increase after a certain fixed number of years based on either a fixed percentage or the “consumer price index”, and not to any extent determined by reference to any person’s income or profits.

Second, we generally must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any tenant, referred to as a “related-party tenant.” The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. Because the constructive ownership rules are broad and it is not possible to monitor direct and indirect transfers of our stock continually, no assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified).

There are two exceptions to the related-party tenant rule described above for TRSs. Under the first exception to the related-party tenant rule, rent that we receive from a TRS lessee will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRS lessees and related-party tenants, and (2) the amount paid by the TRS lessee to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

Under the second exception, provided certain conditions are satisfied, a TRS lessee is permitted to lease “qualified health care properties” from its parent REIT. Rents that we receive from a TRS lessee will qualify as “rents from real property” provided the TRS lessee leases a property from us that is a “qualified health care property” and such property is operated on behalf of the TRS lessee by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified health care properties” for any person unrelated to us and the TRS lessee (an “eligible independent contractor”).

As noted above, we expect that certain of the properties we intend to acquire generally will be treated as “qualified health care properties.” We may lease properties that are treated as “qualified health care properties”

to a TRS lessee in cases where the operators from whom we acquire such properties qualify as “eligible independent contractors.” However, there can be no assurance that the IRS would not challenge our conclusions, or that a court would agree with such conclusion that such properties are “qualified health care properties” and that such operators are “eligible independent contractors.” If such a challenge were successful, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Third, we must not furnish or render noncustomary services, other than a de minimis amount of noncustomary services, to the tenants of our properties other than through (i) an independent contractor from whom we do not derive or receive any income or (ii) a TRS. However, we generally may provide services directly to our tenants to the extent that such services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of noncustomary services to the tenants of a property, other than through an independent contractor from whom we do not derive or receive any income or a TRS, as long as the income attributable to the services (valued at not less than 150% of the direct cost of performing such services) does not exceed 1% of our gross income from the related property. If the rent from a lease does not qualify as “rents from real property” because we furnish noncustomary services having a value (as provided in the previous sentence) in excess of 1% of our gross income from the related property to the tenants of the property, other than through a qualifying independent contractor or a TRS, none of the rent from the property will qualify as “rents from real property.” We have not performed, and do not intend to provide any noncustomary services to our tenants unless such services are provided through independent contractors from whom we do not derive or receive any income or TRSs.

Fourth, rent attributable to any personal property leased in connection with a lease of real property will not qualify as “rents from real property” if the rent attributable to such personal property exceeds 15% of the total rent received under the lease. If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. We do not and do not intend to lease significant amounts of personal property pursuant to our leases.

Fifth, the leases must be respected as true leases for U.S. federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether our leases are true leases depends on an analysis of all the surrounding facts and circumstances. We intend to enter into leases that will be treated as true leases.

We believe rents received under our leases generally will qualify as “rents from real property” and any income attributable to noncustomary services or personal property will not jeopardize our ability to qualify as a REIT. However, there can be no assurance that the IRS would not challenge our conclusions, or that a court would agree with our conclusions. If such a challenge were successful, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Interest. Interest income constitutes qualifying income for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property or on an interest in real property. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

We may provide senior secured first mortgage loans for the purchase of health care facilities. Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. In general, under applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire or originate the loan then a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. For taxable years beginning after December 31, 2015, in the case of real estate mortgage loans secured by both real and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is qualifying under the 75% asset test and interest income that qualifies for purposes of the 75% gross income test. We anticipate that the interest on our senior secured first mortgage loans generally would be treated as qualifying income for purposes of the 75% gross income test.

Certain mezzanine loans are secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We anticipate that any mezzanine loans that we originate typically may not meet all of the requirements for reliance on this safe harbor. Nevertheless, if we invest in mezzanine loans, we intend to do so in a manner that will enable us to satisfy the gross income tests and asset tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Net income derived from such prohibited transactions is excluded from gross income for purposes of the 75% and 95% gross income tests. We believe that we will not hold any of our properties as inventory or primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances that exist from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

•	the aggregate capital expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale do not exceed 30% of the selling price of the property;

•	either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year or, for taxable years beginning after December 18, 2015, (4) the REIT satisfies the requirements of clause (2) applied by substituting “20%” for “10%” and the 3-year average adjusted bases percentage for the taxable year does not exceed 10% or (5) the REIT satisfies the requirements of clause (3) applied by substituting “20%” for “10%” and the 3-year average fair market value percentage for the taxable year does not exceed 10%;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

•	if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT or, for taxable years beginning after December 31, 2015, a TRS derives no income.

We will attempt to comply with the terms of the foregoing safe-harbor. However, we cannot assure you that we will be able to comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a TRS if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% prohibited transactions tax will not apply to gains from the sale of property by a TRS, although such income will be taxed to the TRS at U.S. federal corporate income tax rates.

Foreclosure Property. We generally will be subject to tax at the maximum corporate rate on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. Gross income from foreclosure property will qualify under the 75% and 95% gross income tests.

Hedging Transactions. From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries’ assets or liabilities. Our or our subsidiaries’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our subsidiaries’ trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain) and for taxable years beginning after December 31, 2015, new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that is excluded from gross income or qualifies for purposes of either or both of the gross income tests.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

•	our failure to meet the applicable test is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, we file a schedule of the sources of our income with the IRS in accordance with the Treasury Regulations.

We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, under the “75% asset test,” at least 75% of the value of our total assets generally must consist of:

•	cash or cash items, including certain receivables and shares in certain money market funds;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	for taxable years beginning after December 31, 2015, interests in personal property securing a mortgage secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	stock or shares of beneficial interest in other REITs;

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term;

•	for taxable years beginning after December 31, 2015, personal property leased in connection with real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease; and

•	for taxable years beginning after December 31, 2015, debt instruments issued by “publicly offered REITs.”

Second, under the “5% asset test,” of our assets that are not qualifying assets for purposes of the 75% asset test described above, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our assets that are not qualifying assets for purposes of the 75% asset test described above, we may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

Sixth, for taxable years beginning after December 31, 2015, not more than 25% of the value of our total assets may be represented by debt instruments of “publicly offered REITs” to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of “publicly offered REITs” in the meaning of real estate assets for taxable years beginning after December 31, 2015, as described above.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include securities that qualify under the 75% asset test, securities of a TRS and equity interests in an entity taxed as a partnership for U.S. federal income tax purposes. For purposes of the 10% value test, the term “securities” also does not include: certain “straight debt” securities; any loan to an individual or an estate; most rental agreements and obligations to pay rent; any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes in which we are an owner to the extent of our proportionate interest in the debt and equity securities of the entity; and any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

As noted above, we may provide senior secured first mortgage loans for the purchase of health care facilities and properties related to health care facilities. Although the law is not entirely clear, if a mortgage loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to acquire or originate the loan, a portion of the loan likely will be a non-qualifying asset for purposes of the 75% asset test. Unless the mortgage loan falls within one of the exceptions referenced in the previous paragraph, the non-qualifying portion of such a loan may be subject to, among other requirements, the 10% value test. IRS Revenue Procedure 2011-16, as modified and superseded by Revenue Procedure 2014-51, provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of: (1) the greater of (x) the fair market value of the real property securing the loan on the date of the relevant quarterly REIT asset testing date or (y) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan; or (2) the fair market value of the mortgage loan on the date of the relevant quarterly REIT asset testing date. Under the safe harbor, when the current value of a mortgage loan exceeds both the current fair market value of the real property that secures the loan and the fair market value of the real property that secures the loan, determined as of the date we committed to acquire or originate the loan, a portion of the mortgage loan will be treated as a nonqualifying asset. We anticipate that our senior secured first mortgage loans generally would be treated as qualifying assets for the 75% asset test.

We believe that the assets that we hold satisfy the foregoing asset test requirements. We will not obtain, nor are we required to obtain under the U.S. federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for the mortgage or mezzanine loans that we may originate. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests. We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. Nevertheless, if we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not caused, in part or in whole, by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second bullet point immediately above, we still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, we will not lose our REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset causing the failure with the IRS, (3) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, and (4) we pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

Each taxable year, we must make distributions, other than capital gain dividend distributions and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and excluding any net capital gain, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

Generally, we must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November, or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. In both instances, these distributions relate to our prior taxable year for purposes of the annual distribution requirement to the extent of our earnings and profits for such prior taxable year.

We will pay U.S. federal income tax on any taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from prior years,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed.

We may elect to retain and pay U.S. federal income tax on the net long-term capital gain that we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirement and to minimize U.S. federal corporate income tax and avoid the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain from an entity taxed as a partnership for U.S. federal income tax purposes in which we own an interest that is attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirement. In such a situation, we may need to borrow funds or issue additional stock or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.

In order for distributions to be counted as satisfying the annual distribution requirement applicable to REITs and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends,” unless such distributions are made in taxable years beginning after December 31, 2014 and we qualify as a “publicly offered REIT.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. We believe that we are, and expect we will continue to be, a “publicly offered REIT.”

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based on the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. To avoid paying monetary penalties, we must demand, on an annual basis, information from certain of our stockholders designed to disclose the actual ownership of our outstanding stock, and we must maintain a list of those persons failing or refusing to comply with such demand as part of our records. A stockholder that fails or refuses to comply with such demand is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these recordkeeping requirements.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions available under the Code for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to U.S. federal income tax on our taxable income at U.S. federal corporate income tax rates and any applicable alternative minimum tax. In calculating our taxable income for a year in which we failed to qualify as a REIT, we would not be able to deduct amounts distributed to our stockholders, and we would not be required to distribute any amounts to our stockholders for that year. Unless we qualified for relief under the statutory relief provisions described in the preceding paragraph, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to maintain our qualification as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

For purposes of our discussion, the term “U.S. stockholder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes (a “partnership”) holds our common stock, the U.S. federal income tax treatment of an owner of the partnership generally will depend on the status of the owner and the activities of the partnership. Partnerships and their owners should consult their tax advisors regarding the consequences of the ownership and disposition of our common stock by the partnership.

Distributions. If we qualify as a REIT, distributions made out of our current and accumulated earnings and profits that we do not designate as capital gain dividends will be ordinary dividend income to taxable U.S. stockholders. A corporate U.S. stockholder will not qualify for the dividends-received deduction generally available to corporations. Our ordinary dividends also generally will not qualify for the preferential long-term capital gain tax rate applicable to “qualified dividends” unless certain holding period requirements are met and such dividends are attributable to (i) qualified dividends received by us from non-REIT corporations, such as any TRSs, or (ii) income recognized by us and on which we have paid U.S. federal corporate income tax. We do not expect a meaningful portion of our ordinary dividends to be eligible for taxation as qualified dividends.

Any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months and is attributable to our current and accumulated earnings and profits for such year will be treated as paid by us and received by the U.S. stockholder on December 31 of that year, provided that we actually pay the distribution during January of the following calendar year.

Distributions to a U.S. stockholder which we designate as capital gain dividends generally will be treated as long-term capital gain, without regard to the period for which the U.S. stockholder has held our stock to the extent that such gain does not exceed our actual net capital gain for the taxable year. For taxable years beginning after December 31, 2015, dividends designated as capital gain dividends may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. A corporate U.S. stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay U.S. federal corporate income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to our stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the U.S. federal corporate income tax we paid. The U.S. stockholder would increase its basis in our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the U.S. federal corporate income tax we paid.

A U.S. stockholder will not incur U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the U.S. stockholder’s adjusted basis in our common stock. Instead, the distribution will reduce the U.S. stockholder’s adjusted basis in our common stock. The excess of any distribution to a U.S. stockholder over both its share of our current and accumulated earnings and profits and its adjusted basis will be treated as capital gain and long-term capital gain if the stock has been held for more than one year.

We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that taxable year that constitute ordinary income, return of capital and capital gain.

Dispositions. In general, a U.S. stockholder will recognize gain or loss on the sale or other taxable disposition of our stock in an amount equal to the difference between (i) the sum of the fair market value of any property and the amount of cash received in such disposition and (ii) the U.S. stockholder’s adjusted tax basis in such stock. A U.S. stockholder’s adjusted tax basis in our stock generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of undistributed net capital gains deemed distributed to the U.S. stockholder over the U.S. federal corporate income tax deemed paid by the U.S. stockholder on such gains and reduced by any returns of capital. Such gain or loss generally will be long-term capital gain or loss if the U.S.

stockholder has held such stock for more than one year and short-term capital gain or loss otherwise. However, a U.S. stockholder must treat any loss on a sale or exchange of our common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes on a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition. Capital losses generally are available only to offset capital gains of the stockholder except in the case of individuals, who may offset up to $3,000 of ordinary income each year.

Other Considerations. U.S. stockholders may not include in their individual U.S. federal income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses” against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations.

Tax Rates. The maximum U.S. federal income tax rate on ordinary income and short-term capital gains applicable to U.S. stockholders that are taxed at individual rates currently is 39.6%, and the maximum U.S. federal income tax rate on long-term capital gains applicable to U.S. stockholders that are taxed at individual rates currently is 20%. However, the maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally will designate whether a distribution that we designate as a capital gain dividend (and any retained capital gain that we are deemed to distribute) is attributable to the sale or exchange of “section 1250 property.”

Additional Medicare Tax. Certain U.S. stockholders, including individuals, estates and trusts, will be subject to an additional 3.8% tax, which, for individuals, applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts, or “qualified trusts,” and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their “unrelated business taxable income,” or UBTI. Amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of our common stock with debt, a portion of the distribution that it received from us would constitute UBTI pursuant to the “debt- financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

Finally, in certain circumstances, a qualified trust that owns more than 10% of the value of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income that we derive from unrelated trades or businesses, determined as if we were a qualified trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a qualified trust holding more than 10% of the value of our stock only if:

•	we are classified as a “pension-held REIT”; and

•	the amount of gross income that we derive from unrelated trades or businesses for the year in which we pay the dividends, determined as if we were a qualified trust, is at least 5% of our total gross income for such year.

We will be classified as a “pension-held REIT” if:

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the qualified trust to be treated as holding our stock in proportion to their actuarial interests in the qualified trust; and

•	either:

•	one qualified trust owns more than 25% of the value of our stock; or

•	a group of qualified trusts, of which each qualified trust holds more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

For purposes of our discussion, the term “non-U.S. stockholder” means a beneficial owner of our common stock that is not a U.S. stockholder, an entity or arrangement taxed as a partnership for U.S. federal income tax purposes or a tax-exempt stockholder. The rules governing U.S. federal income taxation of non-U.S. stockholders, including nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, are complex. This section is only a summary of certain of those rules.

We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on the acquisition, ownership and disposition of our common stock, including any reporting requirements.

Distributions. Distributions to a non-U.S. stockholder (i) out of our current and accumulated earnings and profits, (ii) not attributable to gain from our sale or exchange of a “United States real property interest,” or a USRPI, and (iii) not designated by us as a capital gain dividend will be subject to a withholding tax at a rate of 30% unless:

•	a lower treaty rate applies and the non-U.S. stockholder submits an IRS Form W-8BEN or W-8BEN-E, as applicable (or any applicable successor form), to us evidencing eligibility for that reduced rate; or

•	the non-U.S. stockholder submits an IRS Form W-8ECI (or any applicable successor form) to us claiming that the distribution is income effectively connected to a U.S. trade or business of such stockholder.

A non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business in the same manner as a U.S. stockholder. In addition, a corporate non-U.S. stockholder may be subject to a 30% branch profits tax with respect to any such distribution.

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such excess does not exceed such non-U.S. stockholder’s adjusted basis in our common stock. Instead, the excess portion of such distribution will reduce the non-U.S. stockholder’s adjusted basis in our common stock. The excess of a distribution over both our current and accumulated earnings and profits and the non-U.S. stockholder’s adjusted basis in our common stock will be taxed, if at all, as gain from the sale or disposition of our common stock. See “—Dispositions” below. Under FIRPTA (discussed below), we may be required to withhold 10% (15% for dispositions occurring after February 16, 2016) of the portion of any distribution that exceeds our current and accumulated earnings and profits.

Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, unless such distribution is attributable to capital gains from the sale or exchange or a USRPI, we may withhold tax at a rate of 30% (or such lower rate as may be provided under an applicable tax treaty) on the entire amount of any distribution. To the extent that we do not do so, we nevertheless may withhold at a rate of 10% (15% for distributions occurring after February 16, 2016) on any portion of a distribution not subject to withholding at a rate of 30%. A non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, distributions attributable to capital gains from the sale or exchange by us of USRPIs are treated like income effectively connected with the conduct of a U.S. trade or business, generally are subject to U.S. federal income taxation in the same manner and at the same rates applicable to U.S. stockholders and, with respect to corporate non-U.S. stockholders, may be subject to a 30% branch profits tax. However, these distributions will not be subject to tax under FIRPTA, and will instead be taxed in the same manner as distributions described above, if:

•	the distribution is made with respect to a class of shares regularly traded on an established securities market in the United States; and

•	the non-U.S. stockholder does not own more than 10% of such class at any time during the one-year period preceding the distribution.

Although we believe that our common stock is regularly traded (as defined in applicable Treasury Regulations) on an established securities market in the United States, no assurance can be provided that our stock is regularly traded on an established securities market. If our common stock is not regularly traded on an established securities market in the United States or if a non-U.S. stockholder owned more than 10% of our outstanding common stock any time during the one-year period preceding the distribution, capital gain distributions to such non-U.S. stockholder attributable to our sales of USRPIs would be subject to tax under FIRPTA. Therefore, unless you are a qualified shareholder or a qualified foreign pension fund (both as defined below) we may be required to withhold 35% of any distribution to a non-U.S. stockholder owning less than 10% of the relevant class of shares that we designate as a capital gain dividend and may be required to withhold 35% of any distribution to a non-U.S. stockholder owning more than 10% of the relevant class of shares that is designated by us as a capital gain dividend. Any amount so withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability.

A distribution to a non-U.S. stockholder attributable to capital gains from the sale or exchange of non-USRPIs will not be subject to U.S. federal income taxation unless such distribution is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, in which case such distribution generally would be subject to U.S. federal income taxation in the same manner and at the same rates applicable to U.S. stockholders and, with respect to corporate non-U.S. stockholders, may be subject to a 30% branch profits tax.

In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Although not free from doubt, amounts we designate as retained capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent the

non-U.S. stockholder’s proportionate share of such tax paid by us exceeds its actual U.S. federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Dispositions. Non-U.S. stockholders may incur tax under FIRPTA with respect to gain recognized on a disposition of our common stock unless one of the applicable exceptions described below applies. Any gain subject to tax under FIRPTA generally will be taxed in the same manner as it would be in the hands of U.S. stockholders, except that corporate non-U.S. stockholders also may be subject to a 30% branch profits tax. In addition, the purchaser of such common stock could be required to withhold 10% (15% for dispositions occurring after February 16, 2016) of the purchase price for such stock and remit such amount to the IRS.

Non-U.S. stockholders generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock as long as, at all times during a specified testing period, we are “domestically controlled,” i.e., non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding stock. We expect to be domestically controlled and, therefore the sale of our common stock should not be subject to taxation under FIRPTA. Because our common stock will be publicly traded, however, we cannot assure you that we will be domestically controlled. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5 % of a class of stock that is “regularly traded” is treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person. In addition, even if we are not domestically controlled, if our common stock is “regularly traded” (as defined in applicable Treasury Regulations) on an established securities market, a non-U.S. stockholder that owned, actually or constructively, 10% or less of our outstanding common stock at all times during the five-year period prior to a sale of our common stock will not incur tax under FIRPTA on gain from a sale of such common stock. We believe that shares of our common stock are “regularly traded” on an established securities market. Accordingly, we expect that a non-U.S. stockholder that has not owned more than 10% of our common stock at any time during the five-year period prior to such sale will not incur tax under FIRPTA on gain from a sale of our common stock. However, no assurance can be provided that our stock is regularly traded on an established securities market. In addition, dispositions of our capital stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. An actual or deemed disposition of our capital stock by such shareholders may also be treated as a dividend. Furthermore, dispositions of our capital stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

A non-U.S. stockholder generally will incur tax on gain from a disposition of our common stock not subject to FIRPTA if:

•	the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder generally will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-U.S. stockholder generally will incur a 30% tax on its capital gains.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the IRS the amount of distributions that we pay during each calendar year, and the amount of tax that we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at a rate of 28%) with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that such non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8BEN-E, as applicable, or W-8ECI (or any applicable successor form), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a “U.S. person” that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption of our common stock that occurs outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that demonstrates that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition of our stock by a non-U.S. stockholder made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

FATCA

The Foreign Account Tax Compliance Act (“FATCA”) imposes a U.S. federal withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. FATCA generally imposes a U.S. federal withholding tax at a rate of 30% on dividends on, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that is treated as having an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. If we determine withholding is appropriate in respect of our common stock, we may withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.

If withholding is required under FATCA on a payment related to our common stock, holders of our common stock that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). You should consult your own tax advisor regarding the effect of FATCA on an investment in our common stock.

Tax Aspects of Our Investments in Our Operating Partnership and Other Subsidiary Partnerships

We currently hold, directly and indirectly, all of the ownership interests in our operating partnership and our other subsidiaries; therefore, our operating partnership and our other subsidiaries (other than any TRSs) currently are disregarded for U.S. federal income tax purposes. If additional partners or members are admitted to our operating partnership or any of our other subsidiaries, as applicable, we intend for such entity to be treated as a partnership for U.S. federal income tax purposes.

The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our direct and indirect investments in our subsidiaries that are taxed as partnerships for U.S. federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as the “Partnerships.” The following discussion does not address state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each Partnership’s income and allowed to deduct our distributive share of each Partnership’s losses but only if such Partnership is classified for U.S. federal income tax purposes as a partnership rather than as a corporation or an association treated as a corporation. An unincorporated entity with at least two owners, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations”; and

•	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners may elect to be classified either as an association treated as a corporation or as a partnership for U.S. federal income tax purposes. If such an entity does not make an election, it generally will be taxed as a partnership for U.S. federal income tax purposes. If additional partners are admitted to our operating partnership, our operating partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association treated as a corporation.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any Partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such Partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any Partnership is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a Partnership were treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for U.S. federal income tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to us, and we would be treated as a stockholder for U.S. federal income tax purposes. Consequently, such Partnership would be required to pay income tax at U.S. federal corporate income tax rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our distributive share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution that is less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations. Although an agreement among the owners of an entity taxed as a partnership for U.S. federal income tax purposes generally will determine the allocation of income and losses among the owners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the “partners’ interests in the partnership,” which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the owners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property contributed to an entity taxed as a partnership for U.S. federal income tax purposes in exchange for an interest in such entity must be allocated for U.S. federal income tax purposes in a manner such that the contributing owner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at that time, referred to as a book-tax difference.

A book-tax difference attributable to depreciable property generally is decreased on an annual basis as a result of the allocation of depreciation deductions to the contributing owner for book purposes, but not for tax purposes. The Treasury Regulations require entities taxed as partnerships for U.S. federal income tax purposes to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outline several reasonable allocation methods.

Any gain or loss recognized by a partnership on the disposition of contributed properties generally will be allocated first to the partners of the partnership who contributed such properties to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes, as adjusted to take into account reductions in book-tax differences described in the previous paragraph. Any remaining gain or loss recognized by the partnership on the disposition of the contributed properties generally will be allocated among the partners in accordance with their partnership agreement unless such allocations and agreement do not satisfy the requirements of applicable Treasury Regulations, in which case such allocation will be made in accordance with the “partners’ interests in the partnership.”

We expect that in the future we may acquire properties pursuant to a contribution of such properties to our operating partnership. As a result, our operating partnership will receive a “carryover” tax basis in such properties. As a result, such properties may have significant built-in gain or loss subject to Section 704(c). We expect our operating partnership will adopt the “traditional” method for purposes of allocating items with respect to any book-tax difference attributable to such built-in gain or loss. Under the “traditional method,” as well as certain other reasonable methods available to us, built-in gain or loss with respect to our depreciable properties (i) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than for economic purposes and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic gain allocated to us as a result of such sale, with a corresponding tax benefit to the contributing partners. As a result of the foregoing, a greater portion of our distributions may be treated as a taxable dividend.

Basis in Partnership Interest. Our adjusted tax basis in any Partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the Partnership;

•	increased by our distributive share of the Partnership’s income (including tax-exempt income) and any increase in our allocable share of indebtedness of the Partnership; and

•	reduced, but not below zero, by our distributive share of the Partnership’s loss (including any non-deductible items), the amount of cash and the basis of property distributed to us, and any reduction in our allocable share of indebtedness of the Partnership.

Loss allocated to us in excess of our basis in a Partnership interest will not be taken into account for U.S. federal income tax purposes until we again have basis sufficient to absorb the loss. A reduction of our allocable share of Partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis in the Partnership interest. Distributions, including constructive distributions, in excess of the basis of our Partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long- term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Our share of any Partnership’s gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. See “—Gross Income Tests.”

Partnership Audit Rules. The recently enacted Bipartisan Budget Act of 2015 changes the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how these new rules will be implemented, it is possible that they could result in partnerships in which we directly or indirect invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Treasury. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our common stock.

Possible Legislative or Other Actions Affecting Tax Consequences

Prospective stockholders should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

PLAN OF DISTRIBUTION

General

We are registering the shares of common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The prices at which the selling stockholders may sell the shares of common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. The selling stockholders may use any one or more of the following methods when selling the shares of common stock offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	under Rule 144, Rule 144A or Regulation S under the Securities Act, if available, rather than under this prospectus.

We intend to apply to have our common stock listed on the NYSE under the symbol “MRT.” However, we can give no assurances that our common stock will be listed and as to the development of an active trading market for our common stock or the liquidity of any such market.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Rule 2121 of the Financial Industry Regulatory Authority, Inc., or FINRA; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. In compliance with FINRA guidelines, the maximum commission or discount to be received by an FINRA member or independent broker-dealer may not exceed 8% for the sale of any securities registered hereunder. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus. The selling stockholders have advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling stockholder has in turn agreed to indemnify us for certain specified liabilities. See “Description of Capital Stock—Registration Rights Agreement.”

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

In accordance with FINRA Rule 5110(g)(1), FBR and any persons related to FBR who purchased or otherwise acquired shares (i) in the initial private placement, (ii) subsequent to the initial filing of the registration statement of which this prospectus is a part and deemed to be underwriting compensation by FINRA, and/or (iii) that are excluded from underwriting compensation pursuant to FINRA Rule 5110(d)(5), will agree not to sell, transfer, assign, pledge, hypothecate or subject to any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares, for the 180-day period prescribed by FINRA Rule 5110(g)(1), except as otherwise provided in FINRA Rule 5110(g)(2).

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the shares of common stock covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling stockholder was conducted (a) by us under Rule 506 of Regulation D, (b) by FBR, as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of shares of our common stock by means of this prospectus must be settled with shares of common stock bearing our general (not necessarily restricted) common stock CUSIP number. A selling stockholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, American Stock Transfer & Trust Company. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby and certain federal income tax matters will be passed upon for us by Morrison & Foerster LLP. Sidley Austin LLP has acted as counsel for the selling stockholders.

EXPERTS

The consolidated financial statements of MedEquities Realty Trust, Inc. as of December 31, 2015 and 2014 and for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014, the financial statement schedule III, real estate and accumulated depreciation, and schedule IV, mortgage loans on real estate, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of GruenePointe Holdings, LLC as of December 31, 2015 and 2014 and for the year ended December 31, 2015 and the period from April 21, 2014 (inception) to December 31, 2014 have been included herein in reliance upon the report of McNair, McLemore, Middlebrooks & Co., LLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.medequities.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold by the selling stockholders from time to time in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold by the selling stockholders from time to time in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports and other information with the SEC. These reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

MEDEQUITIES REALTY TRUST, INC.
Unaudited Pro Forma Consolidated Financial Statements:
Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2015	F-3
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2015	F-4
Notes to Unaudited Pro Forma Financial Statements	F-5
Historical Financial Statements:
Report of Independent Registered Public Accounting Firm	F-8
Consolidated Balance Sheets as of December 31, 2015 and 2014	F-9
Consolidated Statements of Operations for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014	F-10
Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014	F-11
Consolidated Statements of Cash Flows for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014	F-12
Notes to Consolidated Financial Statements	F-13
Schedule III – Real Estate and Accumulated Depreciation	F-35
Schedule IV – Mortgage Loans on Real Estate	F-37
GRUENEPOINTE HOLDINGS, LLC
Independent Auditor’s Report	F-38
Consolidated Balance Sheets as of December 31, 2015 and 2014	F-39
Consolidated Statements of Operations and Changes in Members’ Equity for the year ended December 31, 2015 and the period from April 21, 2014 (inception) to December 31, 2014	F-41
Consolidated Statements of Cash Flows for the year ended December 31, 2015 and the period from April 21, 2014 (inception) to December 31, 2014	F-42
Notes to Financial Statements	F-43

MedEquities Realty Trust, Inc.

Pro Forma Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

MedEquities Realty Trust, Inc. (the “Company”), a Maryland corporation, was formed on April 23, 2014 as a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments and was initially capitalized on May 5, 2014 when 1,000 shares of its common stock were issued to its founder for total cash consideration of $1. The Company did not commence operations until the completion of its initial private placements on July 31, 2014.

The Company conducts its business through an umbrella partnership REIT, or UPREIT, structure, consisting of the Company’s operating partnership, MedEquities Realty Operating Partnership, LP (the “Operating Partnership”), and subsidiaries of the Operating Partnership, including the Company’s taxable REIT subsidiary, MedEquities Realty TRS, LLC. The Company’s wholly owned limited liability company, MedEquities OP GP, LLC, is the sole general partner of the Operating Partnership, and the Company presently owns all of the limited partnership units of the Operating Partnership, or OP units. In the future, the Company may issue OP units to third parties in connection with healthcare property acquisitions, as compensation or otherwise. There are no OP unit holders for any of the periods presented.

The Company has elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the Company’s short taxable year ended December 31, 2014. As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes its REIT taxable income to its stockholders, subject to other statutory provisions in the Internal Revenue Code of 1986.

The accompanying unaudited pro forma consolidated financial statements have been derived from the historical consolidated financial statements of the Company. The unaudited pro forma consolidated balance sheet as of December 31, 2015 is presented to reflect adjustments to the Company’s historical balance sheet as if the Company’s initial public offering of its common stock (the “Offering”) and the concurrent private placement to funds managed by BlueMountain Capital Management, LLC (the “BlueMountain Private Placement”) were completed on December 31, 2015. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 is presented as if the Offering, the BlueMountain Private Placement and certain real estate property acquisitions described herein were completed on the first day of the annual period presented.

The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with (i) the Company’s historical consolidated balance sheet as of December 31, 2015 and historical consolidated statements of operations for the year ended December 31, 2015; and (ii) the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in this prospectus. The Company has based the unaudited pro forma adjustments on available information and assumptions that it believes are reasonable. The following unaudited pro forma combined consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what the Company’s actual financial position would have been as of December 31, 2015 assuming the Offering and the BlueMountain Private Placement had been completed on December 31, 2015, what actual results of operations would have been for the year ended December 31, 2015 assuming the Offering, the BlueMountain Private Placement and certain real estate property acquisitions were completed on the first day of the annual period presented, and are not indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

MedEquities Realty Trust, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

December 31, 2015

(Dollars in thousands)

	MedEquities Realty Trust, Inc.	Proceeds from Offering	Use of Proceeds	Company Pro Forma
	A	B	C
Assets
Real estate assets
Land, buildings and improvements, and intangible lease assets	$502,452	—	—		$502,452
Furniture, fixtures, and equipment	2,401	—	—		2,401
Less accumulated depreciation and amortization	(11,172)	—	—		(11,172)

Total real estate properties, net	493,681	—	—		493,681
Mortgage notes receivable, net	9,909	—	—		9,909
Note receivable	500	—	—		500
Cash and cash equivalents	12,474
Other assets	27,103	—	—		27,103

Total Assets	$543,667			$

Liabilities and Equity
Liabilities
Debt	$247,400	—		$
Accounts payable and accrued liabilities	21,102	—	—		21,102
Deferred revenue	3,920	—	—		3,920

Total liabilities	272,422	—

Equity
Preferred Stock	1	—	(1)		—
Common stock	109		—
Additional paid in capital	273,740		(131,380)
Dividends declared	(19,876)	—	—		(19,876)
Retained earnings	12,724	—	—		12,724
Noncontrolling interests	4,547	—	—		4,547

Total Equity	271,245		(131,381)

Total Liabilities and Equity	$543,667			$

MedEquities Realty Trust, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2015

(Dollars in thousands)

	MedEquities Realty Trust, Inc.	2015 Acquisitions and Lakeway Foreclosure	Other Pro Forma Adjustments			Company Pro Forma
	AA	BB
Revenues
Rental income	$41,484	$17,599		$—			$59,083
Interest on mortgage notes receivable	2,717	(1,799)		—			918
Interest on notes receivable	237	—		—			237

Total revenues	44,438	15,800		—			60,238

Expenses
Depreciation and amortization	9,969	4,982		—			14,951
Property-related	1,205	—		—			1,205
Acquisition costs	417	—		—			417
Franchise, excise, and other taxes	338	—		—			338
General and administrative	8,628	—		—			8,628

Total operating expenses	20,557	4,982		—			25,539
Operating income	23,881	10,818		—			34,699

Other income (expense)
Interest and other income	12	—		—			12
Interest expense	(7,163)	—			CC

Net other income (expense)	(7,151)	—
Net Income	$16,730	$10,818	$			$
Less: Preferred stock dividends	(7,835)	—		7,835	DD		—
Less: Net income attributable to non-controlling interests	(4,029)	(1,400)		—			(5,429)

Net income attributable to common stockholders	$4,866	$9,418	$			$

Earnings per share	$0.42							EE

Notes to the Unaudited Pro Forma Consolidated Financial Statements

Note 1 — Adjustments to the Pro Forma Consolidated Balance Sheet

(A)	Represents the historical consolidated balance sheet of the Company as of December 31, 2015.

(B)	Reflects aggregate gross proceeds from the Offering and the BlueMountain Private Placement of $ million, which will be reduced by $ million, net of amounts paid to date, to reflect underwriters’ discounts and commissions and other expenses of the Offering payable by the Company, resulting in net proceeds to the Company of $ million. These costs will be charged against the gross offering proceeds upon completion of the Offering. A summary is as follows (in thousands):

Gross Proceeds	$
Less:
Underwriters’ discount
Offering expenses

Net proceeds	$

(C)	Reflects the use of proceeds from the Offering, which the Company intends to use as follows:

•	approximately $131.4 million to redeem the Company’s 12.5% Series A Redeemable Cumulative Preferred Stock (the “Series A Preferred Stock”) and the Company’s 7.875% Series B Redeemable Cumulative Preferred Stock (“Series B Preferred Stock”);

•	to repay $ million of outstanding indebtedness under the Company’s secured revolving credit facility (the “Credit Facility”); and

•	the remaining net proceeds, if any, for general corporate purposes, including working capital and future acquisitions.

Note 2 — Adjustments to the Pro Forma Consolidated Statements of Operations

(AA)	Represents the historical consolidated statement of operations of the Company for the year ended December 31, 2015, including the results of operations of the Company’s completed acquisitions and investments as of the date they were acquired (see note BB).

(BB)	Reflects the operations of the Company’s acquisitions and investments that were completed during the year ended December 31, 2015, as if they occurred on January 1, 2015. The adjustment includes pro forma results only for the portion of the period prior to the closing of the acquisition/investment. Rental income includes the effects of straight-line rent calculated based on the estimated amount of base rents contractually due over the initial term of the lease and amortization of lease inducements (e.g., lease incentives and tenant improvement allowances), which are recorded as a reduction to rental income over the initial term of the related facility lease. (in thousands)

	Year Ended December 31, 2015
	Mountain’s Edge Hospital	Life Generations Portfolio	Mira Vista	Lakeway Partnership(1)	Lakeway Partnership Eliminations/ Adjustments(2)(3)	Texas SNF Portfolio	Vibra Rehabilitation Hospital of Amarillo	Total
Revenues
Rental income	$645	$2,833	$225	$18,607	$(14,735)	$8,445	$1,579	$17,599
Interest on mortgage notes receivable	—	—	—	—	(395)	—	(1,404)	(1,799)

Total revenues	645	2,833	225	18,607	(15,130)	8,445	175	15,800

Expenses
General and administrative	—	—	—	60	(60)	—	—	—
Depreciation and amortization	153	1,335	64	1,543	(1,338)	2,660	565	4,982
Interest expense	—	—	—	5,924	(5,924)	—	—	—

Total expenses	153	1,335	64	7,527	(7,322)	2,660	565	4,982

Net Income	$492	$1,498	$161	$11,080	$(7,808)	$5,785	$(390)	$10,818

Net income attributable to non-controlling interests	—	—	—	(5,429)	4,029	—	—	(1,400)

Net income attributable to MRT common stockholders	$492	$1,498	$161	$5,651	$(3,779)	$5,785	$(390)	$9,418

(1)	The Company owns Lakeway Hospital through a consolidated partnership (the “Lakeway Partnership”), which is owned 51% by the Company and 49% by an entity that is owned indirectly by local physicians who have relocated their practices to Lakeway Hospital and a non-physician investor. The Company made an intercompany $73.0 million loan to the Lakeway Partnership that is secured by a first mortgage lien on Lakeway Hospital (the “Lakeway Intercompany Mortgage Loan”), which has a ten-year term and requires payments of principal and interest at a rate of 8.0% per annum based on a 25-year amortization schedule. The Lakeway Intercompany Mortgage Loan, the related interest income of the Company and the related interest expense to the Lakeway Partnership are eliminated in the Company’s pro forma consolidated financial statements. This column represents the pro forma stand-alone operating results of the Lakeway Partnership prior to consolidation.
(2)	Represents amounts eliminated in the Company’s pro forma consolidated statement of operations due to the consolidation of the Lakeway Partnership.
(3)	Represents the elimination of amounts included in the Company’s historical consolidated statement of operations to reflect the Lakeway Hospital foreclosure and the formation of the Lakeway Partnership as if they had occurred on January 1, 2015.

(CC)	Reflects interest on outstanding borrowings, unused line fees on the Credit Facility and amortization and expensing of up-front fees paid to originate and amend the Credit Facility that are amortized over the initial two-year term of the Credit Facility.
(DD)	Represents the elimination of dividends on the Series A Preferred Stock and the Series B Preferred Stock, which will be redeemed with a portion of the net proceeds from the offering.
(EE)	Earnings per share — basic is calculated based on the pro forma weighted average common shares outstanding, which was for each of the periods presented and assumes the issuance of the shares of common stock in the Offering and the BlueMountain Private Placement, totaling shares. Earnings per share — diluted is calculated by including the effect of dilutive securities, which resulted in diluted shares of for each of the periods presented.

Below is a reconciliation of pro forma weighted average shares outstanding for the year ended December 31, 2015:

Number of shares issued and outstanding — December 31, 2015
Number of shares issued in the Offering and the BlueMountain Private Placement

Total number of shares — basic
Dilutive potential shares — December 31, 2015

Total number of shares — diluted

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

MedEquities Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of MedEquities Realty Trust, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, equity, and cash flows for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014. In connection with our audits of the consolidated financial statements, we have audited financial statement schedule III, real estate and accumulated depreciation, and schedule IV, mortgage loans on real estate. These consolidated financial statements and financial statement schedules III and IV are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules III and IV based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MedEquities Realty Trust, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule III, real estate and accumulated depreciation, and schedule IV, mortgage loans on real estate, when considered in relation to the basic financial statements taken as a whole, presented fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Atlanta, Georgia

April 7, 2016

MEDEQUITIES REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except per share amounts)

	December 31, 2015	December 31, 2014
Assets
Real estate properties
Land	$40,081	$7,107
Building and improvements and intangible lease assets	462,371	106,061
Furniture, fixtures, and equipment	2,401	—
Less accumulated depreciation and amortization	(11,172)	(1,268)

Total real estate properties, net	493,681	111,900
Mortgage notes receivable, net	9,909	77,727
Note receivable	500	2,481
Cash and cash equivalents	12,474	10,493
Other assets, net	27,103	8,432

Total Assets	$543,667	$211,033

Liabilities and Equity
Liabilities
Debt	$247,400	$50,000
Accounts payable and accrued liabilities	21,102	10,204
Deferred revenue	3,920	952

Total liabilities	272,422	61,156

Commitments and contingencies
Equity
Preferred stock, $0.01 par value. Authorized 50,000 shares; 125 shares issued and outstanding at December 31, 2015; no shares issued and outstanding at December 31, 2014	1	—
Common stock, $0.01 par value. Authorized 400,000 shares; 11,233 and 11,075 issued and outstanding at December 31, 2015 and December 31, 2014, respectively	109	109
Additional paid in capital	273,740	151,991
Dividends declared	(19,876)	(2,246)
Retained earnings	12,724	23

Total MedEquities Realty Trust, Inc. stockholders’ equity	266,698	149,877
Noncontrolling interest	4,547	—

Total Equity	271,245	149,877

Total Liabilities and Equity	$543,667	$211,033

See accompanying notes to interim consolidated financial statements.

MEDEQUITIES REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)

	For the year ended December 31, 2015	Period from April 23, 2014 (inception) to December 31, 2014
Revenues
Rental income	$41,484	$4,316
Interest on mortgage notes receivable	2,717	1,078
Interest on notes receivable	237	53

Total revenues	44,438	5,447
Expenses
Depreciation and amortization	9,969	1,273
Property related	1,205	308
Acquisition costs	417	192
Start-up costs	—	888
Franchise, excise and other taxes	338	72
General and administrative	8,628	2,391

Total operating expenses	20,557	5,124

Operating income	23,881	323

Other income (expense)
Interest and other income	12	17
Interest expense	(7,163)	(317)

	(7,151)	(300)

Net income	16,730	23
Less: Preferred stock dividends	(7,835)	—
Less: Net income attributable to noncontrolling interest	(4,029)	—

Net income attributable to common stockholders	$4,866	$23

Net income (loss) attributable to common stockholders per share
Basic and diluted	$0.42	$(0.00)

Weighted average shares outstanding
Basic and diluted	10,948	10,918

Dividends declared per common share	$0.85	$0.20

See accompanying notes to interim consolidated financial statements.

MEDEQUITIES REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014

(Amounts in thousands)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Retained Earnings	Dividends Declared	Non-controlling interest	Total Equity
Balance at April 23, 2014 (inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock, net of costs	—	—	—	—	11,076	109	151,549	—	—	—	151,658
Common stock redemption	—	—	—	—	(1)	—	(1)	—	—	—	(1)
Stock-based compensation	—	—	—	—	—	—	443	—	—	—	443
Net income	—	—	—	—	—	—	—	23	—	—	23
Dividends to common stockholders	—	—	—	—	—	—	—	—	(2,246)	—	(2,246)

Balance at December 31, 2014	—	$—	—	$—	11,075	$109	$151,991	$23	$(2,246)	$—	$149,877
Issuance of preferred stock, net of costs	—	—	125	1	—	—	119,954	—	—	—	119,955
Issuance of common stock, net of costs	—	—	—	—	158	—	—	—	—		—
Investment in subsidiary by noncontrolling interest	—	—	—	—	—	—	—	—	—	1,000	1,000
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	—	(482)	(482)
Stock-based compensation	—	—	—	—	—	—	1,795	—	—	—	1,795
Net income	—	—	—	—	—	—	—	12,701	—	4,029	16,730
Dividends to preferred stockholders	—	—	—	—	—	—	—	—	(7,835)	—	(7,835)
Dividends to common stockholders	—	—	—	—	—	—	—	—	(9,795)	—	(9,795)

Balance at December 31, 2015	—	$—	125	$1	11,233	$109	$273,740	$12,724	$(19,876)	$4,547	$271,245

See accompanying notes to interim consolidated financial statements.

MEDEQUITIES REALTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the year ended December 31, 2015	For the period from April 23, 2014 (inception) to December 31, 2014
Operating activities
Net income	$16,730	$23
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,871	1,448
Stock-based compensation	1,795	443
Straight-line rent receivable	(9,523)	(394)
Straight-line rent liability	171	47
Changes in operating assets and liabilities
Other assets	(5,222)	(1,997)
Accounts payable and accrued liabilities	4,117	1,069
Deferred revenues	2,968	952

Net cash provided by operating activities	22,907	1,591
Investing activities
Acquisitions of real estate	(317,872)	(108,423)
Funding of mortgage notes receivable	—	(77,720)
Funding of note receivable	(500)	(2,481)
Capitalized pre-acquisition costs, net	(749)	(592)
Capital expenditures	(291)	(47)

Net cash used in investing activities	(319,412)	(189,263)
Financing activities
Net borrowings on secured credit facility	197,400	50,000
Proceeds from sale of preferred shares, net of offering costs	119,955	—
Contributions by noncontrolling interest	1,000	—
Proceeds from sale of common shares, net of offering costs	—	151,657
Distributions to noncontrolling interest	(482)	—
Deferred credit facility fees	(2,406)	(2,381)
Capitalized pre-offering costs	(2,491)	(226)
Dividends paid to preferred stockholders	(7,007)	—
Dividends paid to common stockholders	(7,483)	(885)

Net cash provided by financing activities	298,486	198,165

Increase in cash and cash equivalents	1,981	10,493
Cash and cash equivalents, beginning of period	10,493	—

Cash and cash equivalents, end of period	$12,474	$10,493

See accompanying notes to interim consolidated financial statements.

MEDEQUITIES REALTY TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Organization and Nature of Business

MedEquities Realty Trust, Inc. (the “Company”), which was incorporated in the state of Maryland on April 23, 2014, is a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. During July and August 2014, the Company completed initial private placements of $163.9 million of its common stock receiving net proceeds, after purchase/placement agent discounts and fees and certain offering expenses, of approximately $151.7 million. The Company commenced operations on July 31, 2014 and had no predecessor entity.

The Company’s investment focus is primarily on the following types of healthcare properties: acute care hospitals, short stay surgical and specialty hospitals (such as those focusing on orthopedic, heart, and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support these services, such as medical office buildings. As of December 31, 2015, the Company had investments of $504 million, net in 24 real estate properties with an aggregate of 1,148,281 square feet and one mortgage note receivable.

While the Company’s preferred form of investment is fee ownership of a facility with a long-term triple-net lease with the healthcare provider or operator, the Company also may provide debt financing to healthcare providers, typically in the form of mortgage or mezzanine loans. In addition, the Company may provide capital to finance the development of healthcare properties, which the Company may use as a pathway to the ultimate acquisition of pre-leased properties by including purchase options or rights of first offer in loan agreements.

The Company conducts its business through an umbrella partnership REIT, or UPREIT, structure, consisting of the Company’s operating partnership, MedEquities Realty Operating Partnership, LP (the “Operating Partnership”), and subsidiaries of the Operating Partnership, including the Company’s taxable REIT subsidiary (“TRS”), MedEquities Realty TRS, LLC. The Company’s wholly owned limited liability company, MedEquities OP GP, LLC, is the sole general partner of the Operating Partnership, and the Company presently owns all of the limited partnership units of the Operating Partnership (“OP units”). In the future, the Company may issue OP units to third parties in connection with healthcare property acquisitions, as compensation or otherwise.

Holders of OP units, other than the Company, will, after a one-year holding period, subject to earlier redemption in certain circumstances, be able to tender their OP units for redemption for a cash amount equal to the then-current value of the Company’s common stock or, at the Company’s option, for shares of the Company’s common stock on a one-for-one basis, subject to adjustments for stock splits, dividends, recapitalizations and similar events. Holders of OP units will receive distributions equivalent to the dividends the Company pays to holders of the Company’s common stock, but holders of OP units will have no voting rights, except in certain limited circumstances. As the sole owner of the general partner of the Operating Partnership, the Company has the exclusive power to manage and conduct the Operating Partnership’s business, subject to certain limitations.

The Company has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal tax purposes commencing with the Company’s short taxable year ended December 31, 2014. To maintain its qualification as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles).

As a REIT, the Company will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distributions to stockholders. Even if the Company qualifies for taxation as a REIT, the Company may be subject to state and local taxes on its income and property and federal income and excise taxes on its undistributed income. Taxable income from non-REIT activities managed through the Company’s TRS, if any, is subject to applicable U.S. federal, state and local income taxes. The Company has no activity in its TRS.

2.	Summary of Significant Accounting Policies

Use of Estimates: The preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenue and expense reported in the period. Significant estimates are made for the valuation of real estate and intangibles and fair value assessments with respect to purchase price allocations. Actual results may differ from those estimates.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries and subsidiaries in which we have a controlling interest. All material intercompany transactions and balances have been eliminated in consolidation. There are no material differences between the Company and the Operating Partnership as of December 31, 2015.

Noncontrolling Interest: The portion of equity not owned by the Company in entities controlled by the Company, and thus consolidated, is presented as noncontrolling interest and classified as a component of consolidated equity, separate from total stockholders’ equity on the Company’s consolidated balance sheets. The amount recorded will be based on the noncontrolling interest holder’s initial investment in the consolidated entity, adjusted to reflect the noncontrolling interest holder’s share of earnings or losses in the consolidated entity and any distributions received or additional contributions made by the noncontrolling interest holder. The earnings or losses from the entity attributable to noncontrolling interests are reflected in “net income attributable to noncontrolling interest” in the consolidated statements of income.

Segment Reporting: The Company owns, acquires, and finances healthcare-related properties. The Company is managed as one reporting unit, rather than multiple reporting units, for internal reporting purposes and for internal decision-making. Therefore the Company discloses its operating results in a single reportable segment.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The majority of the Company’s cash and cash equivalents are held at major commercial banks which at times may exceed the Federal Deposit Insurance Corporation limit. The Company has not experienced any losses to date on invested cash.

Restricted Cash: Restricted cash consists of amounts funded by tenants and held by the Company for payment of costs and expenses associated with capital improvements, repairs and replacements to be performed at certain of the Company’s facilities. As of December 31, 2015 and December 31, 2014, the restricted cash balance was approximately $0.1 million and less than $0.1 million, respectively, and is included in Other Assets on the Company’s consolidated balance sheet.

Revenue Recognition: Leases of Real Estate Properties

At the inception of a new lease arrangement, including new leases that arise from amendments, the Company assesses the terms and conditions to determine the proper lease classification. Currently, all of the Company’s lease arrangements are classified as operating leases. Rental revenue for operating leases is recognized on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of a leased asset. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. The determination of ownership of the tenant improvements is subject to significant judgment. If the Company’s assessment of the owner of the tenant improvements for accounting purposes were different, the timing and amount of revenue recognized would be impacted.

The Company maintains an allowance for doubtful accounts, including an allowance for operating lease straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. The Company monitors the liquidity and creditworthiness of tenants and operators on a continuous basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, the Company’s assessment is based on income recoverable over the term of the lease. The Company exercises judgment in establishing allowances and considers payment history and current credit status in developing these estimates. These estimates may differ from actual results, which could be material to the consolidated financial statements. At December 31, 2015 and December 31, 2014, the Company had no allowance for doubtful accounts.

The Company’s leases are generally “triple-net” leases with terms requiring operating expenses associated with the Company’s facilities, such as taxes, insurance and utilities, to be paid directly by the Company’s tenants. Failure by a tenant to pay such expenses, or to pay late, would result in a violation of the lease agreement, which could lead to an event of default if not cured timely.

Leases in the medical office building owned by the Company require tenants to make estimated payments to the Company to cover their proportional share of operating expenses, including, but not limited to, real estate taxes, property insurance, routine maintenance and repairs, utilities, and property management expenses. The Company collects these estimated expenses and is reimbursed by tenants for any actual expense in excess of estimates or reimburses tenants if collected estimates exceed actual operating results. The reimbursements are recorded in rental income as operating expense recoveries, and the expenses are recorded in property-related expenses, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk. For the year ended December 31, 2015, the Company reported operating expense recoveries, primarily related to its one medical office building, totaling $0.8 million, which is included in rental income on the consolidated statement of income. For the period from April 23, 2014 to December 31, 2014, the Company reported operating expense recoveries totaling approximately $0.2 million.

Revenue Recognition: Mortgage Notes and Other Receivables

Mortgage notes receivable are classified as held-for-investment based on management’s intent and ability to hold the mortgage notes receivable for the foreseeable future or to maturity. The Company recognizes interest income on mortgage notes receivable, including the amortization of any discounts and premiums, using the interest method applied on a loan-by-loan basis when collectability of the future payments is reasonably assured. Premiums, discounts and related costs are recognized as yield adjustments over the term of the related loans.

Mortgage notes receivable are placed on non-accrual status at such time as management determines that collectability of contractual amounts is not reasonably assured. While on non-accrual status, mortgage notes receivable are either accounted for on a cash basis, in which income is recognized only upon receipt of cash, or on a cost-recovery basis, where cash receipts reduce the carrying value of the loan, based on management’s judgment of collectability. No mortgage notes receivable are currently on non-accrual status.

Allowances are established for loans based upon an estimate of probable losses on an individual basis if they are determined to be impaired. Loans are impaired when it is deemed probable that the Company will be unable to collect all amounts due on a timely basis in accordance with the contractual terms of the loan. The allowance is based upon management’s assessment of the borrower’s overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the net realizable value of any collateral. These estimates consider all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan’s effective interest rate, the fair value of collateral, general economic conditions and trends, historical and industry loss experience, and other relevant factors. At December 31, 2015 and December 31, 2014, the Company had no allowance for loan losses.

Commitment, origination and other fees from lending activities are recognized as interest income over the life of the loan.

Allocation of Purchase Price of Acquired Real Estate: As part of the purchase price allocation process of acquisitions (whether an asset acquisition acquired via purchase/leaseback or a business combination via an asset acquired from the current lessor), management makes estimates based upon the relative fair values of each component for asset acquisitions and at a fair value of each component for business combinations. In making estimates of fair values for purposes of allocating purchase prices of acquired real estate, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of the Company’s pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the assets acquired.

The Company records above-market and below-market in-place lease values, if any, for its facilities, which are based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease, or, for below-market in-place leases, including any bargain renewal option terms. The Company amortizes any resulting capitalized above-market lease values as a reduction of rental income over the lease term. The Company amortizes any resulting capitalized below-market lease values as an increase to rental income over the lease term. As of December 31, 2015, the Company did not have any above-market or below-market in-place leases; however, purchase price allocations for the Kearny Mesa and Vibra Rehabilitation Hospital of Amarillo real estate acquisitions completed during the fourth quarter of 2015 are in process.

The Company amortizes the value of in-place leases to amortization expense over the initial term of the respective leases. If a lease is terminated, the unamortized portion of the in-place lease value is charged to amortization expense.

Depreciation and amortization of real estate assets and liabilities is provided for on a straight-line basis over the assets estimated useful life:

Building	25 to 50 years
Improvements	2.7 to 47 years
Lease intangibles	2.7 to 15 years
Furniture, fixtures, and equipment	10 to 14 years

Asset Impairment: Real Estate Properties

Real estate asset impairment losses are recorded when events or changes in circumstances indicate the asset is impaired and the estimated undiscounted cash flows to be generated by the asset are less than its carrying amount. Management assesses the impairment of properties individually and impairment losses are calculated as the excess of the carrying amount over the fair value of assets to be held and used, and carrying amount over the fair value less cost to sell in instances where management has determined that the Company will dispose of the property and the criteria is met for the property to be classified as held-for-sale. In determining the fair value, the Company uses current appraisals or other third party opinions of value and other estimates of fair value such as estimated discounted future cash flows.

Asset Impairment: Mortgage Notes and Other Receivables

The Company evaluates the carrying value of mortgage notes receivable on an individual basis. Management periodically evaluates the realizability of future cash flows from the mortgage note receivable when events or circumstances, such as non-receipt of principal and interest payments and/or significant deterioration of the financial condition of the borrower, indicate that the Company will be unable to collect all the contractual interest and principal payments as scheduled in the mortgage note agreement. An impairment charge is recognized in current period earnings and is calculated as the difference between the carrying amount of the mortgage note receivable and the discounted cash flows expected to be received, or if foreclosure is probable, the fair value of the collateral securing the mortgage.

Earnings Per Share: Basic earnings per common share is computed by dividing net income applicable to common shares by the weighted number of shares of common stock outstanding during the period. Diluted earnings per common share is calculated by including the effect of dilutive securities.

Certain of the Company’s unvested restricted stock awards contain non-forfeitable rights to dividends, and accordingly, these awards are deemed to be participating securities. These participating securities are included in the earnings allocation in computing both basic and diluted earnings per common share.

Income Taxes: Commencing with its short taxable year ended December 31, 2014, the Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). The Company intends at all times to maintain its qualification as a REIT under Sections 856 through 860 of the Code. The Company has elected that its subsidiary, MedEquities Realty TRS, LLC, be taxed as a TRS under provisions of the Code. A TRS is subject to federal and state income taxes like those applicable to regular corporations. Aside from such income taxes that may be applicable to the taxable income in the Company’s TRS, the Company will not be subject to federal income tax provided that the Company continues to qualify as a REIT and makes distributions to stockholders equal to or in excess of the Company’s taxable income.

The Company’s federal tax return for the short taxable year ended December 31, 2014 year is currently subject to examination by taxing authorities. The Company classifies interest and penalties related to uncertain tax positions, if any, in the Company’s consolidated financial statements as a component of income tax expense. The Company has made no U.S. federal income tax payments.

Stock-Based Compensation: The fair value of stock-based awards is calculated on the date of grant. The Company amortizes the stock-based compensation expense on a straight-line basis over the period that the awards are expected to vest, net of any forfeitures. See Note 6 for further discussion.

Deferred Costs: Costs incurred prior to the completion of offerings of stock or other capital instruments that directly relate to the offering are deferred and netted against proceeds received from the offering.

Fair Value Measurement: Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. In calculating fair value, a company must maximize the use of observable market inputs, minimize the use of unobservable market inputs and disclose in the form of an outlined hierarchy the details of such fair value measurements.

A hierarchy of valuation techniques is defined to determine whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

•	Level 1 — quoted prices for identical instruments in active markets;

•	Level 2 — quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3 — fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads and market capitalization rates. Items valued using such internally-generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or 3 even though there may be some significant inputs that are readily observable. Valuation techniques used by the Company include the use of third-party valuations and internal valuations, which may include discounted cash flow and Monte Carlo valuation models. For the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014, the Company has recorded all acquisitions and business combinations based on our estimated fair values. The fair values were obtained from third-party appraisals based on comparable properties (using the market approach, which involved Level 3 inputs in the fair value hierarchy).

Accumulated Other Comprehensive Income: Certain items must be included in comprehensive income, including items such as foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains or losses on available-for-sale securities. Through December 31, 2015, the Company had no items included in other comprehensive income.

Recent Accounting Developments: In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” a comprehensive new revenue recognition standard that supersedes most all existing revenue recognition guidance. This standard’s core principle is that a company will recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods and services. However, leasing contracts, representing the major source of the Company’s revenues, are not within the scope of the new standard and will continue to be accounted for under existing standards. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date” which deferred the effective date of this standard by one year. This standard is effective for public companies beginning after December 15, 2017 and interim periods therein for public companies. Nonpublic companies would be required to adopt the standard beginning January 1, 2019 and interim periods beginning January 1, 2020. The guidance permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. The effects of this standard on the Company’s financial position, results of operations and cash flows are not yet known.

In April 2014, the FASB issued ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This standard changes the requirements for reporting discontinued operations by raising the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The standard limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The Company adopted this standard on January 1, 2015, which did not have a significant impact on the Company’s consolidated financial position or results of operations.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which expands upon the guidance on the presentation of debt issuance costs. The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. This guidance requires a retrospective application and is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. In August 2015, the FASB issued ASU 2015-15, “Interest—Imputation of Interest (Subtopic 835-30),” which clarified that the amendments contained within ASU No. 2015-03 do not require companies to modify their accounting for costs incurred in obtaining revolving credit facilities. The Company adopted these standards on January 1, 2016, which did not have a significant impact on the Company’s consolidated financial position or results of operations.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments.” The amendments in this ASU require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The acquirer will be required to record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Entities will also be required to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU requires the prospective application of the amendments for adjustments to provisional amounts that occur after its effective date. The guidance is effective beginning January 1, 2016. The Company is evaluating this guidance but does not expect its adoption to have a significant impact of the Company’s consolidated financial position or results of operations.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheet and making targeted improvements to lessor accounting. The guidance requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The guidance will be effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting standard on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. The guidance also allows a company to repurchase more of an employee’s shares than currently allowed for tax withholding purposes without triggering liability accounting and will allow a company to make a policy election to account for forfeitures as they occur. The guidance is effective for public entities with fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted in any annual or interim period for which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of adopting this new accounting standard on the Company’s consolidated financial statements.

3.	Real Estate and Mortgage Notes Receivable

Real Estate Investments

2015 Real Estate Acquisitions

A summary of the purchase price allocations for the Company’s real estate investment activity for the year ended December 31, 2015 is as follows (dollars in thousands). The purchase price allocations for the Kearny Mesa and Vibra Rehabilitation Hospital of Amarillo real estate acquisitions completed during 2015 are in process.

For the year ended December 31, 2015
Land	$32,975
Buildings and improvements	356,207
Intangible lease assets	103
Furniture, fixtures, and equipment	2,401

Total real estate properties	391,686
Foreclosed mortgage note receivable	(50,000)
Conversion of mortgage note receivable	(18,000)
Kearny Mesa earn-out	(10,000)

Total cash paid	$313,686

During the year ended December 31, 2015, the Company completed the following real estate transactions:

•	On February 3, 2015, the Company acquired Lakeway Regional Medical Center (“Lakeway Hospital”), through a negotiated, non-judicial foreclosure and payment of an additional $25.0 million in cash consideration, for a total investment of $75.0 million. Lakeway Hospital, which opened in April 2012, is a 270,512 square-foot acute care hospital located in Lakeway, Texas, a suburb of Austin. The Company initially acquired a note receivable for $50.0 million on December 29, 2014, which had an outstanding principal balance of approximately $163.9 million and was secured by a first mortgage lien on Lakeway Hospital. The operator of the facility defaulted on debt service payments under the note in 2013, and the U.S. Department of Housing and Urban Development held an auction in December 2014 through which the Company acquired the mortgage note.

The Company owns the facility through a consolidated partnership (the “Lakeway Partnership”), which, based on a total equity cash contribution of $2.0 million, is owned 51% by the Company and 49% by an entity that is owned indirectly by physicians who have relocated their practices to Lakeway Hospital and a non-physician investor. The partnership was formed on March 20, 2015. The Company’s equity contribution to the Lakeway Partnership was $1.0 million, and the Company’s transfer of the original $50.0 million note and $23.0 million of cash to the Lakeway Partnership is structured as an intercompany $73.0 million loan (the “Lakeway Intercompany Mortgage Loan”) to the Lakeway Partnership that is secured by a first mortgage lien on Lakeway Hospital. The Lakeway Intercompany Mortgage Loan has a ten-year term and requires payments of principal and interest at a rate of 8.0% per annum based on a 25-year amortization schedule. The interest rate on the Lakeway Intercompany Mortgage Loan will reset after five years based upon then-current market rates. As of December 31, 2015, the Lakeway Intercompany Mortgage Loan had an outstanding principal balance of $72.7 million. Lakeway Hospital is leased to Lakeway Regional Medical Center, LLC (the “Lakeway Operator”), pursuant to a non-cancelable 25-year triple-net lease. The initial annual base rent under the lease is approximately $12.8 million. This transaction was accounted for as an asset acquisition and approximately $0.1 million of transaction costs were capitalized.

In addition, in connection with the acquisition of Lakeway Hospital, the Company assumed the seller’s rights as lessor under the ground lease for the medical office building that is a part of Lakeway

Hospital. The ground lease expires on October 1, 2061, subject to two ten-year extension options, and provides for annual base rent to the Lakeway Partnership of approximately $0.2 million, which will increase each year by 3.0% of the prior year’s base rent.

•	On February 20, 2015, the Company acquired Mira Vista Court, a 142-bed skilled nursing facility located in Fort Worth, Texas, for an aggregate purchase price of $16.0 million. The property is 100% leased pursuant to a 12-year initial term triple-net lease that expires in February 2027. This transaction was accounted for as a business combination.

•	On March 31, 2015, the Company acquired a portfolio of four skilled nursing facilities and one assisted living facility (collectively, together with Kearny Mesa, the “Life Generations Portfolio”) that contains an aggregate of 429 licensed beds and approximately 154,199 square feet located in California for an aggregate purchase price of $80.0 million from Life Generations Healthcare (“Life Generations”), with the option to purchase Kearny Mesa, a 96-bed and approximately 26,950 square-foot skilled nursing facility located in San Diego, California, for $15.0 million plus an earn-out of up to $10.0 million, with the earn-out amount contingent upon Kearny Mesa’s achievement of certain performance thresholds relating to the earnings before interest, taxes, depreciation, amortization, rent and management fees (“EBITDARM”) for 2015 and 2016. The Company completed the acquisition of Kearny Mesa on October 1, 2015. The Life Generations Portfolio is 100% leased pursuant to a 15-year initial term triple-net master lease that commenced on April 1, 2015 to affiliates of Life Generations, and was amended on October 1, 2015 for the acquisition of Kearny Mesa. Base rent under the master lease is $8.3 million, or 8.75% of the initial $95.0 million purchase price, which will increase by 8.75% of the amount of the $10.0 million earn-out that the Company ultimately pays to Life Generations in the second quarters of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively. As part of the amended master lease, the Company agreed to provide up to $2.0 million for certain renovations and improvements (all subject to pre-approval by the Company) to be made by Life Generations at or with respect to Kearny Mesa. All requests for funds under this arrangement must be made by October 1, 2016, and no advances had been made as of December 31, 2015. Annual base rent will be increased by 8.75% of any advances made under this arrangement. The acquisition of the Life Generations Portfolio was accounted for as an asset acquisition and approximately $1.7 million of transaction costs were capitalized.

•	On March 31, 2015, the Company acquired Mountain’s Edge Hospital, a 72,140 square-foot acute care hospital located in Las Vegas, Nevada, for an aggregate gross purchase price of $35.4 million, which includes a tenant allowance included in other assets on the Company’s consolidated balance sheet of $5.7 million, net that the Company has provided to the tenant for certain furniture, fixtures and equipment at the facility. This property is 100% leased pursuant to a 15-year initial term triple-net lease. This transaction was accounted for as an asset acquisition and less than $0.1 million of transaction costs were capitalized.

•	On July 30, 2015, the Company completed the acquisition of nine properties in a portfolio of ten skilled nursing facilities located throughout Texas that contain an aggregate 1,142 licensed beds and approximately 339,733 square feet. The aggregate gross purchase price for the nine facilities was $133.4 million, which was funded primarily with borrowings under the Company’s secured revolving credit facility. The tenth facility in this portfolio (collectively, the “Texas SNF Portfolio”), which is located in Graham, Texas and has 117 licensed beds and approximately 32,391 square feet, was acquired on October 2, 2015 for $11.6 million, resulting in an aggregate gross purchase price of $145.0 million for the Texas SNF Portfolio. This transaction was accounted for as an asset acquisition and approximately $0.1 million of transaction costs were capitalized.

The aggregate gross purchase price includes $12.0 million of refundable contingent consideration, $3.0 million of which will become fully earned and non-forfeitable on January 1 of each year through 2019, subject to the tenants’ compliance with certain financial covenants under the master lease agreement and other provisions in the purchase and sale agreement on such dates. If any of the refundable contingent consideration has not been earned by January 1, 2019, the tenants will have until January 1, 2020 to achieve compliance with all of the applicable financial covenants and earn such remaining refundable contingent consideration. If the tenants have not achieved such compliance by January 1, 2020, the seller must repay to the Company any refundable contingent consideration that has not been earned, together with interest, at a rate of 3.0% per annum, from the closing date of the acquisition to January 1, 2020. As of the date the consolidated financial statements were available to be issued, none of the $12.0 million of refundable contingent consideration had been earned.

The Company leases the facilities to wholly owned subsidiaries of GruenePointe Holdings, LLC (“GruenePointe”) pursuant to an absolute triple-net master lease with a non-cancelable 15-year term with two five-year extension options. Initial base rent under the master lease is approximately $12.3 million, or 8.5% of the $145.0 million aggregate purchase price of the Texas SNF Portfolio. The annual base rent will increase each year by 2.0% of the prior year’s base rent. The annual rent will not decrease in the event that GruenePointe is required to repay any portion of the refundable contingent consideration.

In addition to the base rent, commencing in the second year of the lease, the master lease provides for additional rent equal to 20% of the amount by which the aggregate gross patient care revenues (i.e., gross revenues less supplemental management fees) of four of the facilities—located in the cities of Brownwood, Graham, San Antonio, and Kerens, Texas with an aggregate 412 licensed beds—exceed the aggregate gross patient care revenues of such facilities in the first year of the master lease, until the aggregate rent under the master lease for these four facilities equals 10.0% of the portion of the $145.0 million gross purchase price allocated to these facilities, subject to increases pursuant to the annual rent escalator.

•	On October 1, 2015, the Company completed the acquisition of Vibra Rehabilitation Hospital of Amarillo, a 44-bed inpatient rehabilitation hospital located in Amarillo, Texas, for a purchase price of $19.4 million, pursuant to the exercise of its exclusive right to purchase the property contained in the Company’s $18.0 million mortgage note receivable. The purchase price was determined by dividing the facility’s trailing 12-month earnings before interest, taxes, depreciation, amortization and rent expense (“EBITDAR”) of the facility and a 1.5 times rent coverage at an initial lease rate of 8.75%, which was specified in the purchase option. The $18.0 million in principal outstanding on the mortgage note receivable was applied to the purchase price, resulting in an additional cash expenditure of approximately $1.4 million to acquire the property. Upon conversion of the mortgage note, the Company recognized the remaining origination fee on the mortgage note totaling $0.2 million as mortgage interest income. This transaction was accounted for as a business combination.

The facility is 100% leased pursuant to a triple-net lease to a wholly owned subsidiary of Vibra Healthcare with an initial 15-year term and three five-year extension options. The initial annual base rent under the lease is approximately $1.7 million, or 8.75% of the $19.4 million purchase price. The annual rent will increase each year by 3.0% of the prior year’s rent.

The purchase price allocations attributable to the Kearny Mesa and Vibra Rehabilitation Hospital of Amarillo acquisitions are preliminary as the valuations for each of the acquisitions is still in progress. The preliminary allocations on these properties are comprised of $4.6 million in land and $39.9 million in building and improvements. When all relevant information is obtained, any resulting changes to the preliminary purchase price allocations will be adjusted to reflect the new information obtained about the facts and circumstances that existed as of the respective acquisition dates that, if known, would have affected the measurement of the amounts recognized as of those dates.

2014 Real Estate Investments

A summary of the purchase price allocations for the Company’s real estate investment activity for period from April 23, 2014 (inception) to December 31, 2014 is as follows (dollars in thousands):

For the period from April 23, 2014 (inception) to December 31, 2014
Land	$7,107
Buildings and improvements	102,723
Intangible lease assets	3,338

Total real estate properties	113,168
Mortgage notes receivable acquired/originated, net	77,720
Other assets acquired	27

Total assets acquired/originated	$190,915
Accrued liabilities assumed	7,000

Total cash paid	$183,915

During period from April 23, 2014 (inception) to December 31, 2014, the Company completed the following real estate transactions:

On August 1, 2014, the Company acquired the following properties:

•	Kentfield Rehabilitation and Specialty Hospital, a long-term acute care hospital located in Kentfield, California, in a sale-leaseback transaction for $58.0 million. The purchase price includes $7.0 million that the Company agreed to pay the seller/tenant to fund ongoing renovations. Approximately $2.2 million of this amount had been paid through December 31, 2014, which is included in the acquisitions of real estate line item in the investing activities section of the consolidated statement of cash flows. The unfunded amount of $4.8 million at December 31, 2014 is included in accrued liabilities on the consolidated balance sheet as of December 31, 2014 and was paid to the seller/tenant in 2015. This transaction was accounted for as an asset acquisition. The property is 100% leased pursuant to a 15-year initial term triple-net lease that expires in December 2029. In connection with this transaction, the Company collected a transaction structuring and closing fee of approximately $0.6 million, which is recorded as deferred revenue on the Company’s consolidated balance sheets at December 31, 2015 and 2014.

•	Horizon Specialty Hospital of Henderson, a long-term acute care hospital located in Las Vegas, Nevada, for $20.0 million. The property is 100% leased pursuant to a 15-year initial term triple-net lease that expires in July 2029. This transaction was accounted for as a business combination.

•	Magnolia Place of Spartanburg, a skilled nursing facility located in Spartanburg, South Carolina, for $20.0 million. The property is 100% leased pursuant to a 12-year initial term triple-net lease that expires in July 2026. This transaction was accounted for as a business combination.

On September 19, 2014, the Company acquired North Brownsville Medical Plaza, a medical office building located in Brownsville, Texas, for $15.1 million that was 83% leased with a weighted-average remaining lease term of approximately 3.3 years as of the date of acquisition. The property is subject to a ground lease that the Company assumed in connection with the acquisition. The ground lease expires in 2081, subject to two ten-year extension options, and required annual base rent of approximately $0.2 million for 2014 and 2015, which will increase each year by 2.0% of the prior year’s annual base rent. This transaction was accounted for as a business combination.

Mortgage Notes Receivable

Also on August 1, 2014, the Company originated the following mortgage notes receivable:

•	An $18.0 million mortgage note receivable secured by Vibra Rehabilitation Hospital of Amarillo, Texas, which was subsequently acquired by the Company in October 2015 through the exercise of the purchase option contained in the mortgage note agreement. The loan bore interest at 9.0%. As part of this transaction, the Company received a fee from the borrower of 1% of the principal balance, which is included as part of the loan balance on the consolidated balance sheet at December 31, 2014.

•	A $10.0 million mortgage note receivable secured by a rehabilitation hospital in Springfield, Massachusetts. The loan bears interest at 9.0% for the first five years, after which it converts to a 15-year amortizing loan requiring payments of principal and interest. As part of this transaction, the Company received a fee from the borrower of 1% of the principal balance, which is included in the consolidated balance sheets as part of the loan balance. The mortgage note receivable may be prepaid during the initial five-year term only if an affiliate of the tenant enters into a replacement asset transaction with the Company equal to or exceeding $25.0 million in value.

On December 29, 2014, the Company acquired for $50.0 million a mortgage note receivable with an outstanding principal balance of approximately $163.9 million secured by a first lien mortgage on Lakeway Hospital. As described above, the Company obtained fee simple ownership of Lakeway Hospital on February 3, 2015 through a negotiated, non-judicial foreclosure.

Intangible Assets

The following is a summary of the carrying amount of intangible assets as of December 31, 2015 and December 31, 2014 (dollars in thousands):

	2015			2014			Weighted Average Life (Years)
	Gross Intangibles	Accumulated Amortization	Net Intangibles	Gross Intangibles	Accumulated Amortization	Net Intangibles
In-place leases	$2,096	$(512)	$1,584	$1,993	$(119)	$1,874	8.1
Leasing commissions	1,294	(228)	1,066	1,294	(58)	1,236	10.3
Legal/marketing fees	51	(11)	40	51	(3)	48	8.9

	$3,441	$(751)	$2,690	$3,338	$(180)	$3,158	9.0

The Company recorded amortization expense related to intangible lease assets of approximately $0.6 million and $0.2 million for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014, respectively.

The following table represents expected amortization of existing lease intangible assets at December 31, 2015 (dollars in thousands):

For the year ended December 31:
2016	$576
2017	545
2018	177
2019	157
2020	157
Thereafter	1,078

Total	$2,690

Leasing Operations

The Company’s properties are generally leased pursuant to non-cancelable, fixed-term operating leases with expiration dates through 2040. Leases for the Company’s portfolio, including single-tenant properties, generally require the lessee to pay minimum rent (which generally increases annually on a fixed percentage basis or based on increases in the consumer price index), all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

Minimum rental payments due to the Company in future periods under operating leases for the Company’s properties that have non-cancelable terms extending beyond one year as of December 31, 2015, are as follows (dollars in thousands):

For the year ended December 31:
2016	$53,020
2017	50,368
2018	49,851
2019	50,520
2020	51,384
Thereafter	752,967

Total	$1,008,110

Concentrations of Credit Risks

The following table contains information regarding tenant concentration in the Company’s portfolio, based on the percentage of revenue for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014, related to tenants, or affiliated tenants, that exceed 10% of revenues.

	% of Total Revenue
	For the year ended December 31, 2015	For the period from April 23, 2014 (inception) to December 31, 2014
Lakeway Operator	34.1%	—
Vibra Healthcare	18.1%	59.8%
Fundamental Healthcare	16.7%	29.1%
Life Generations Healthcare	13.1%	—
GruenePointe Holdings	13.0%	—

The following table contains information regarding the geographic concentration of the properties in the Company’s portfolio as of December 31, 2015 and December 31, 2014, which includes percentage of rental income for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014, respectively (dollars in thousands).

	Number of properties		Gross investment		% of Total Real Estate Property Investments		% of Rental Income
State	2015	2014	2015	2014	2015	2014	2015	2014
Texas	14	1	$270,723	$15,128	53.6%	13.3%	59.3%	14.0%
California (1)(2)	7	1	164,708	58,030	32.6%	51.3%	26.5%	50.5%
Nevada (3)	2	1	49,422	20,010	9.8%	17.7%	9.5%	16.6%
South Carolina	1	1	20,000	20,000	4.0%	17.7%	4.7%	18.9%

	24	4	$504,853	$113,168	100.0%	100.0%	100.0%	100.0%

(1)

Gross investment includes $7.0 million paid to the seller/tenant of Kentfield Rehabilitation & Specialty Hospital to fund renovations. As of December 31, 2014, approximately $2.2 million of this amount had been paid. The remaining $4.8 million was paid during 2015.

(2)	Gross investment in 2015 includes an earn-out of $10.0 million for Kearny Mesa that the Company expects to pay to the seller during the second quarter of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively.
(3)	Gross investment in 2015 excludes the $6.0 million tenant improvement allowance provided to the tenant. This amount is included in other assets on the consolidated balance sheet at December 31, 2015. The allowance is amortized against revenue over the 15-year term of the lease.

4.	Debt

On July 30, 2015, the Company entered into an amended and restated $375 million secured revolving credit facility, which replaced the Company’s prior $200 million facility that was entered into on November 7, 2014. The credit facility includes an accordion feature that allows the total borrowing capacity under the credit facility to be increased to up to $600 million, subject to certain conditions, including obtaining additional commitments from lenders. Amounts outstanding under the amended and restated credit facility bear interest at LIBOR plus a margin between 2.75% and 3.75% or a base rate plus a margin between 1.75% and 2.75%, in each case depending on the Company’s leverage. Upon meeting certain conditions, including the completion of the initial public offering of the Company’s common stock, amounts outstanding under the credit facility will bear interest at LIBOR plus a margin between 2.00% and 2.50% or a base rate plus a margin between 1.00% and 1.50%, in each case depending on the Company’s leverage. The credit facility will mature in November 2016 and has three, 12-month extension options, subject to certain conditions, including the completion of the initial public offering of the Company’s common stock and lender approval. An extension fee of 0.15% will be required at each extension. The Company is in the process of negotiating certain amendments to the credit facility and the exercise of the first extension option, which is expected to extend the maturity date of the credit facility to November 2017 and the Company’s management expects that the extension will be completed by the third quarter of 2016, prior to the current maturity of November 2016, although there can be no assurances it will be completed in such timeframe or at all. In early April 2016, the Company received formal commitments related to this amendment from the three largest of the 11 financial institutions in the credit syndicate representing approximately 52% of the total credit facility commitments.

The Company incurred fees associated with amending and restating the credit facility of approximately $2.2 million, which will be amortized over the remaining term of the facility. The Company expensed in the third quarter of 2015 approximately $0.1 million of unamortized deferred financing costs related to the prior credit facility. The total amount of deferred financing costs included in Other Assets on the consolidated balance sheets at December 31, 2015 and 2014 totaled $3.7 million and $2.4 million, respectively. The Company recognized amortization expense of deferred financing costs, included in interest expense on the consolidated statements of income of $2.1 million and $0.2 million for the year ended December 31, 2015 and the period ended December 31, 2014, respectively.

Prior to amending and restating the credit facility, amounts outstanding under the credit facility bore interest at LIBOR plus a margin between 2.75% and 3.25% or a base rate plus a margin between 1.75% and 2.25%, in each case depending on the Company’s leverage. At December 31, 2015 and December 31, 2014, the weighted average interest rate under the credit facility was 3.5% and 2.9%, respectively. The credit facility includes an unused fee of 0.25% for usage greater than 50.0% and 0.35% for usage of 50.0% or less.

The amount available for the Company to borrow under the credit facility is limited according to a borrowing base valuation of certain real estate investments owned by subsidiaries of the Operating Partnership that secure this facility. At December 31, 2015 and April 7, 2016, the Company had $247.4 million outstanding under the credit facility and approximately $21.5 million of maximum additional available capacity, subject to continued compliance with the covenants under the facility. At December 31, 2014, the Company had $50.0 million outstanding under the credit facility. However, since the Company had not completed an initial public offering of its common stock by December 31, 2015, any additional draws under the credit facility require approval of the lenders representing at least 75% of the total commitments under the credit facility.

The Company paid cash interest of approximately $5.1 million and $0.1 million related to the credit facility for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014, respectively.

Covenants

The credit facility contains customary financial and operating covenants, including covenants relating to the Company’s total leverage ratio, fixed charge coverage ratio, tangible net worth, minimum liquidity, maximum distribution/payout ratio and restrictions on recourse debt, secured debt and certain investments. The credit facility also contains customary events of default, including among others, nonpayment of principal or interest, material breach of representations and warranties, and failure to comply with covenants. Any event of default, if not cured or waived, could result in the acceleration of any outstanding indebtedness under the credit facility. The Company was in compliance with all covenants at December 31, 2015 and December 31, 2014.

5.	Other Assets

Items included in Other Assets on the Company’s consolidated balance sheets as of December 31, 2015 and December 31, 2014 are detailed in the table below (dollars in thousands):

	December 31, 2015	December 31, 2014
Straight-line rent receivables	$9,917	$394
Tenant allowance	5,736	—
Capitalized pre-offering costs	3,659	1,450
Deferred financing costs, net	2,521	2,202
Prepaid assets and deposits	2,186	1,942
Interest and accounts receivable	1,729	62
Pre-acquisition costs	939	2,317
Corporate property, net	270	42
Restricted cash	146	23

	$27,103	$8,432

Approximately $0.1 million and $0.9 million of the pre-acquisition costs and capitalized pre-offering costs, respectively, have not been paid and are included in accrued liabilities on the consolidated balance sheet at December 31, 2015. Approximately $1.7 million and $1.2 million of the pre-acquisition costs and capitalized pre-offering costs, respectively, had not been paid and were included in accrued liabilities on the consolidated balance sheet at December 31, 2014.

6.	Incentive Plan

The Company’s 2014 Amended and Restated Equity Incentive Plan (the “Plan”) provides for the grant of stock options, share awards (including restricted common stock and restricted stock units), stock appreciation rights, dividend equivalent rights, performance awards, annual incentive cash awards and other equity-based awards, including Long Term Incentive Plan (“LTIP”) units, which are convertible on a one-for-one basis into OP units. As of December 31, 2014 and December 31, 2015, the Company had 368,241 and 709,747 shares, respectively, of common stock reserved for potential future issuance under the Plan, subject to certain adjustments set forth in the Plan. The increase in the shares reserved for potential future issuance under the Plan was approved by the Company’s Board of Directors during 2015.

Restricted Equity Awards

Restricted Stock Units

As of December 31 2015, the Company had granted an aggregate of 359,025 performance-vesting restricted stock units to its executive officers and certain other employees under the Plan. These restricted stock units will vest on the third anniversary of the grant date based on the achievement of absolute total return to stockholders (“TSR”) (50% weighting) and relative TSR as compared to the performance of the MSCI US REIT Index (“RMS”) (50% weighting), subject to continued employment through the vesting date. For performance between the specified TSR Performance and RMS Performance hurdles, the amount earned would be interpolated on a linear basis. Dividends on the restricted stock units will accrue but will not be paid unless and until the underlying restricted stock units vest and are converted to shares of common stock. The absolute and relative TSR thresholds are as follows:

Absolute TSR Award
TSR Performance	% of Award Earned
25.5%	0%
27.5%	25%
29.5%	50%
31.5%	75%
33.5%	100%

Relative TSR Award
MSCI US REIT Index Performance	% of Award Earned
= Index	0%
Index +3%	50%
Index +6% or greater	100%

During 2015, the Company granted 200,098 restricted stock units under the Plan to executive officers and certain other employees. The grant date fair value of restricted stock units granted was determined to be $9.00 per share by using a Monte Carlo valuation model that assumed the following: risk free interest rate of 1.0%; expected volatility of 42.38%; and expected service period of three years. Management has determined the value of these awards to be approximately $1.8 million.

During 2014, the Company granted 158,927 restricted stock units under the Plan to executive officers and certain other employees. The grant date fair value these awards was determined to be $6.53 per share by using a Monte Carlo valuation model that assumed the following: risk free interest rate of 1.02%; expected volatility of 25%; and expected service period of 3 years. The total value of these awards is estimated to be $1.0 million.

Restricted Shares

During 2015, the Company issued an aggregate of 24,997 restricted shares of common stock to its non-employee directors and an aggregate of 133,399 restricted shares of common stock to its executive officers and certain other employees under the Plan. The restricted shares of common stock granted to the Company’s non-employee directors will vest ratably on each of the first three anniversaries of the date of grant, subject to the directors’ continued service on the Company’s board of directors through such dates. The restricted shares of common stock granted to the Company’s executive officers and certain other employees will vest with respect to 100% of the granted shares on the third anniversary of the grant date, subject to continued employment through such date. The weighted average grant date fair value of these awards was $15.86. The total value of the awards granted in 2015 is calculated to be $2.5 million.

During 2014, the Company issued an aggregate of 23,605 restricted shares of common stock to its non-employee directors and an aggregate of 105,950 restricted shares of common stock to its executive officers and certain other employees under the Plan. Shares of restricted common stock granted during 2014 vest in accordance with the schedule described above. The total value of the awards granted in 2014 is calculated to be $1.9 million.

On January 1, 2016, the Company granted 16,665 restricted shares of common stock to its non-employee directors as part of the annual director compensation, which will vest ratably on each of the first three anniversaries of the date of grant, subject to the director’s continued service on the Company’s board of directors through such dates. The total value of these awards is calculated to be $0.3 million.

The following summarizes the stock-based award activity for the period from April 23, 2014 (inception) to December 31, 2014 and for the year ended December 31, 2015:

	Vesting Based on Service	Vesting Based on Market/ Performance Conditions
Non-vested awards at April 23, 2014 (inception)	—	—
Awarded	129,555	158,927
Vested	—	—
Forfeited	—	—

Non-vested awards at December 31, 2014	129,555	158,927
Awarded	158,396	200,098
Vested	(7,871)	—
Forfeited	—	—

Non-vested awards at December 31, 2015	280,080	359,025

The weighted average value of the total restricted shares and restricted stock units outstanding at December 31, 2015 was approximately $15.49 per share and $7.91 per unit, respectively. The weighted average value of the total restricted shares and restricted stock units outstanding at December 31, 2014 was approximately $15.00 per share and $6.53 per unit, respectively. All shares vested during the year ended December 31, 2015 related to grants of restricted shares to directors.

The value of stock-based awards is charged to compensation expense included in general and administrative expenses over the vesting periods. For the year ended December 31, 2015, the Company recognized $1.8 million of non-cash compensation expense. The remaining unrecognized cost from stock-based awards at December 31, 2015 was $5.1 million and will be recognized over a weighted-average period of 2.2 years. For period from April 23, 2014 (inception) to December 31, 2014, the Company recognized $0.4 million of non-cash compensation expense. The remaining unrecognized cost from stock-based awards at December 31, 2014 was $2.5 million.

7.	Commitments and Contingencies

Commitments

As of December 31, 2015, the Company was obligated under operating lease agreements consisting primarily of the Company’s corporate office lease, which expires in 2020, and a ground lease related to the medical office building in the Company’s portfolio, which expires in 2081. Annual base rent on the corporate office lease increases approximately 3.0% annually. The Company’s ground lease rent increases 2.0% annually and is included in property-related expense. Rent expense relating to the operating leases for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014 was approximately $0.5 million and $0.1 million, respectively.

The Company’s future minimum lease payments for its operating leases as of December 31, 2015 were as follows (dollars in thousands):

For the year ended:
2016	$330
2017	334
2018	342
2019	351
2020	203
Thereafter	20,155

Total	$21,715

In addition to the initial purchase price of $15.0 million for Kearny Mesa, the Company agreed to an earn-out of up to $10.0 million that the Company expects to pay to the seller during the second quarters of 2016 and 2017 based on the EBITDARM of Kearny Mesa for 2015 and 2016, respectively. The portion of the earn-out expected to be paid in 2016 is approximately $1.9 million.

Upon acquisition of Kearny Mesa on October 1, 2015, the Company amended the master lease agreement with Life Generations. As a part of the amended master lease, the Company has agreed to provide up to $2.0 million for certain renovations and improvements (all subject to pre-approval by the Company) to be made by Life Generations at or with respect to Kearny Mesa. All requests for funds under this arrangement must be made by October 1, 2016.

Related to the Company’s investment in Lakeway Hospital, the Company agreed on February 2, 2016 to provide a surety bond of $9.4 million for a litigation judgment against the Lakeway Operator (which is currently under appeal) that stands behind the Lakeway Operator in the event it is unable to fund the entire amount of the judgment. The Company’s obligation is subject to certain conditions, including the judgment being upheld on appeal, and will be reduced by any amount of the judgment paid by the Lakeway Operator. The Lakeway Operator will be required to repay in full any amounts funded by the Company through monthly payments of interest only for five years at a rate of 12% per annum after which the outstanding amount shall be repaid pursuant to a promissory note amortized over five years accruing interest at 12%. The repayment of any amounts funded by the Company under this arrangement will be secured by a second lien on the assets that secure the Lakeway Operator’s accounts receivable line of credit. As of the date the consolidated financial statements were available for issuance, no amounts were outstanding under this obligation.

Contingencies

From time to time, the Company or its properties may be subject to claims and suits in the ordinary course of business. The Company’s lessees and borrowers have indemnified, and are obligated to continue to indemnify, the Company against all liabilities arising from the operations of the properties and are further obligated to indemnify it against environmental or title problems affecting the real estate underlying such facilities. The Company is not aware of any pending or threatened litigation that if resolved against the Company, would have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

8.	Equity

Preferred Stock Issuances

Series A

On January 28, 2015, the Company issued 125 shares of newly classified 12.5% Series A Redeemable Cumulative Preferred Stock for $1,000 per share in order to ensure that the Company meets the beneficial ownership requirement applicable to a REIT under the Code.

Series B

On March 11, 2015, the Company entered into an agreement to issue and sell up to 125,000 shares of the Company’s newly classified 7.875% Series B Redeemable Cumulative Preferred Stock (“Series B Preferred Stock”), with a liquidation preference of $1,000 per share, to Carter/Validus Operating Partnership, L.P. (“Carter Validus”), for gross proceeds of $125 million. The Company closed the initial sale of 100,000 shares for gross proceeds of $100 million on March 11, 2015 and closed on the additional sale of 25,000 shares to Carter Validus for gross proceeds of $25 million on April 1, 2015. The net proceeds of $119.9 million from the issuances were used to repay amounts outstanding under the revolving credit facility and to fund acquisitions in the first quarter of 2015.

Dividends on the Series B Preferred Stock are paid monthly at an annual rate of 7.875% of the $1,000 liquidation preference plus accumulated and unpaid dividends, subject to increases in the event of certain defaults by the Company. Dividends of $7.8 million were paid or accrued during the year ended December 31, 2015. The December 2015 dividend of $0.8 million was paid in January 2016 and was included in accounts payable and accrued liabilities on the consolidated balance sheet at December 31, 2015. The Series B Preferred Stock is redeemable at any time at the Company’s option, and must be redeemed in connection with a change of control of the Company or the initial public offering of the Company’s common stock, in each case at the $1,000 liquidation preference, plus accumulated and unpaid dividends and a special redemption dividend equal to 5% of the liquidation preference.

The Series B Preferred Stock is senior to the Company’s common stock with respect to dividends and distributions, including distributions upon liquidation, dissolution or winding up. The Series B Preferred Stock has limited voting rights and does not vote in the election of directors unless the Company fails to pay dividends on the Series B Preferred Stock for 12 consecutive months, fails to maintain a minimum tangible net worth of at least $100 million or fails to qualify or maintain qualification as a REIT. Under such circumstances, the Series B Preferred Stock will be entitled to elect one additional director to the Company’s board of directors until such default is cured for a period of six months.

Beginning on March 6, 2018, each share of Series B Preferred Stock, at the option of the holder, may be converted into a number of shares of the Company’s common stock equal to the $1,000 liquidation preference plus accumulated and unpaid dividends divided by $15.70, subject to certain adjustments in the event of stock splits, stock dividends and other similar capital changes.

In connection with the private placement of these preferred shares, the Company granted Carter Validus a right of first refusal in the event that the Company intends to (i) sell or otherwise transfer any of the Company’s properties or (ii) engage in a transaction that would result in a change of control of the Company, other than an initial public offering of the Company’s common stock. This right of first refusal will terminate upon redemption of all Series B Preferred Stock held by Carter Validus (including a mandatory redemption upon completion of an initial public offering of the Company’s common stock) or otherwise when Carter Validus no longer owns any Series B Preferred Stock.

Common Stock Dividends

During 2015 and 2014, the Company declared common stock dividends aggregating $0.85 and $0.20 per share, respectively. The following table depicts common stock dividends related to 2014 and 2015.

Quarter	Quarterly Dividend	Date of Declaration	Date of Record	Date Paid
3rd Quarter 2014	$ 0.08	September 23, 2014	October 14, 2014	October 23, 2014
4th Quarter 2014	$ 0.12	December 17, 2014	December 30, 2014	January 14, 2015
1st Quarter 2015	$ 0.17	March 25, 2015	April 2, 2015	April 14, 2015
2nd Quarter 2015	$ 0.17	August 13, 2015	August 27, 2015	September 9, 2015
3rd Quarter 2015	$ 0.21	September 18, 2015	September 30, 2015	October 13, 2015
4th Quarter 2015 (1)	$ 0.30	December 9, 2015	December 31, 2015	January 14, 2016

(1)	Comprised of a regular quarterly dividend of $0.21 per share and an additional special dividend of $0.09 per share.

The dividends paid in January 2016 and 2015 were included in accounts payable and accrued liabilities on the consolidated balance sheets at December 31, 2015 and 2014, respectively.

Distributions to noncontrolling interest

Distributions to the noncontrolling interest holder in the Lakeway Partnership were $0.5 million for the year ended December 31, 2015 and $0.7 million in 2016 through the date the consolidated financial statements were available to be issued.

9.	Earnings Per Share

The Company applies the two-class method for determining earnings per common share as its outstanding restricted common stock with non-forfeitable dividend rights are considered participating securities. The following table sets forth the computation of earnings per common share for the year ended December 31, 2015 and the period from July 31, 2014 (when the Company commenced operations, rather than the Company’s date of incorporation) to December 31, 2014 (amounts in thousands, except per share amounts):

	For the year ended December 31, 2015	For the period from July 31, 2014 to December 31, 2014
Numerator:
Net income	$16,730	$23
Less: Net income attributable to noncontrolling interest	(4,029)	—
Less: Dividends on preferred shares	(7,835)	—

Net income attributable to common stockholders	4,866	23
Less: Allocation to participating securities	(216)	(26)

Net income (loss) available to common stockholders	$4,650	$(3)

Denominator
Basic and diluted weighted-average common shares	10,948	10,918
Basic and diluted earnings per common share	$0.42	$(0.00)

The effects of restricted shares of common stock and restricted stock units outstanding were excluded from the calculation of diluted income per share for the year ended December 31, 2015 and the period from July 31, 2014 to December 31, 2014 because their effects were not dilutive.

10.	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, receivables and payables are reasonable estimates of their fair value as of December 31, 2015 and December 31, 2014 due to their short-term nature. The fair value of the Company’s mortgage and other notes receivable as of December 31, 2015 and December 31, 2014 is estimated by using Level 2 inputs such as discounting the estimated future cash flows using current market rates which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

At December 31, 2015 and December 31, 2014, the Company’s indebtedness was comprised of borrowings under the Company’s revolving credit facility that bear interest at LIBOR plus a margin. The fair value of borrowings on the Company’s revolving credit facility are considered to be equivalent to their carrying value.

Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement at such fair value amounts may not be possible. As of December 31, 2015, the fair value of the Company’s one $10.0 million mortgage note receivable was estimated to be $10.1 million. At December 31, 2014, the estimated fair values of the mortgage notes and other notes receivable are considered to be equal to their carrying values since the Company originated on August 1, 2014 the two mortgage notes receivable with an aggregate principal balance of $28.0 million, acquired on December 29, 2014 the $50.0 million mortgage note receivable secured by Lakeway Hospital, and originated in late November 2014 a $2.5 million note receivable.

11.	Selected Interim Financial Data (unaudited)

The following is a summary of the unaudited quarterly financial information for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014 (amounts in thousands, except per share data):

	For the three months ended in 2015:
	March 31	June 30	September 30	December 31
Revenues	$4,939	$10,924	$13,238	$15,337
Interest expense	(790)	(1,026)	(2,341)	(3,006)
Net income	737	5,401	5,228	5,364
Preferred stock dividends	(440)	(2,465)	(2,465)	(2,465)
Net (income) loss attributable to noncontrolling interest	15	(1,332)	(1,339)	(1,373)

Net income attributable to common stockholders	$312	$1,604	$1,424	$1,526

Net income attributable to common stockholders per share:
Basic and diluted	$0.03	$0.14	$0.12	$0.13

The sum of the basic and diluted earnings per common share for the four quarters in the periods presented may differ from the annual earnings per common share calculation due to the required method of computing the weighted average number of common shares in the respective periods.

	For the period from April 23, 2014 to September 30, 2014	For the three months ended December 31, 2014
Revenues	$1,975	$3,472
Interest expense	—	(317)
Net income	(457)	480
Preferred stock dividends	—	—
Net (income) loss attributable to noncontrolling interest	—	—

Net income attributable to common stockholders	$(457)	$480

Net income (loss) attributable to common stockholders per share:
Basic and diluted	$(0.04)	$0.04

12.	Subsequent Events

Subsequent events have been evaluated through April 7, 2016, the date the consolidated financial statements were available to be issued.

MedEquities Realty Trust, Inc.

Schedule III- Real Estate and Accumulated Depreciation

(Dollars in thousands)

December 31, 2015

					Initial Cost to Company				Gross Amount at Which Carried at Close of Period
Property/Portfolio Name	Location	Number of Properties	Type of Property(3)	Encumbrances	Land	Building and improvements and intangible lease assets	Furniture, fixtures, and equipment	Cost Capitalized Subsequent to Acquisition	Land	Building and improvements and intangible lease assets	Furniture, fixtures, and equipment	Total(1)	Accumulated Depreciation(1)(2)	Date of Construction	Date Acquired
Texas SNF Portfolio	TX	10	SNF	$—	$4,325	$140,815	$—	$—	$4,325	$140,815	$—	$145,140	$(1,777)	1963-2013	2015
Life Generations Portfolio	CA	6	SNF/ALF	—	19,313	84,964	2,401	—	19,313	84,964	2,401	106,678	(2,318)	1966-1992	2015
Lakeway Hospital	TX	1	ACH	—	5,181	69,875	—	—	5,181	69,875	—	75,056	(1,338)	2012	2015
Kentfield Rehabilitation & Specialty Hospital	CA	1	LTACH	—	6,204	51,826	—	—	6,204	51,826	—	58,030	(1,988)	1962	2014
Mountain’s Edge Hospital	NV	1	ACH	—	2,234	27,178	—	—	2,234	27,178	—	29,412	(459)	2015	2015
Horizon Specialty Hospital of Henderson	NV	1	LTACH	—	733	19,277	—	—	733	19,277	—	20,010	(762)	2012	2014
Magnolia Place of Spartanburg	SC	1	SNF	—	170	19,830	—	—	170	19,830	—	20,000	(752)	1989	2014
Vibra Rehabilitation Hospital of Amarillo	TX	1	IRF	—	578	18,821	—	—	578	18,821	—	19,399	(188)	1990	2015
Mira Vista Court	TX	1	SNF	—	1,343	14,657	—	—	1,343	14,657	—	16,000	(397)	2013	2015
North Brownsville Medical Plaza	TX	1	MOB	—	—	15,128	—	—	—	15,128	—	15,128	(1,193)	2007	2014

Total				$—	$40,081	$462,371	$2,401	$—	$40,081	$462,371	$2,401	$504,853	$(11,172)

(1)	The changes in total real estate and accumulated depreciation for the year ended December 31, 2015 and the period ended December 31, 2014 are as follows (in thousands):

	For the year ended December 31, 2015	For the period from April 23, 2014 (inception) to December 31, 2014
Cost
Balance at beginning of period	113,168	—
Acquisitions	323,685	113,168
Foreclosure of mortgage note	50,000	—
Conversion of mortgage note	18,000	—

Balance at end of period	504,853	113,168

Accumulated Depreciation
Balance at beginning of period	1,268	—
Depreciation	9,904	1,268

Balance at end of period	11,172	1,268

The unaudited aggregate tax value of real estate assets for federal income tax purposes as of December 31, 2015 is estimated to be $494,000,000.

(2)	The cost of building and improvements is depreciated on a straight-line basis over the estimated useful lives of the buildings and improvements, ranging primarily from 2.7 to 50 years. The cost of intangible lease assets are depreciated on a straight-line basis over the initial term of the related lease, ranging primarily from 2.7 to 15 years. See note 2 to the consolidated financial statements for information on useful lives used for depreciation and amortization.
(3)	LTACH—Long-term acute care hospital; SNF—Skilled nursing facility; MOB—Medical office building; IRF—Inpatient rehabilitation facility; ACH—Acute care hospital

MedEquities Realty Trust, Inc.

Schedule IV- Mortgage Loans on Real Estate

(Dollars in thousands)

December 31, 2015

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages(2)	Principal Amount of Loans Subject to Delinquent Principal or Interest
First mortgage relating to 1 property in:
Springfield, Massachusetts — rehabilitation hospital	9.00%	7/31/2034	(1)	—	10,000	10,000	—

					$10,000	$10,000

(1)	Following an initial interest-only five year term, the Springfield, Massachusetts loan will automatically convert to a 15-year amortizing loan requiring payments of principal and interest unless prepaid. The Springfield, Massachusetts loan may be prepaid during the initial five-year term only if Vibra Healthcare, LLC or Vibra Healthcare II, LLC, or one of their respective affiliates, enters into a sale-leaseback transactions with the Company equal to or exceeding $25.0 million in value.
(2)	Carrying amount of mortgages represents the contractual amount due under the mortgage note as if the date of this schedule IV and excludes any other fees or costs associated with the mortgage notes and their origination. The aggregate cost for federal income tax purposes as of December 31, 2015 is estimated to be $10.0 million.

Changes in mortgage loans for the periods ended December 31, 2015 and 2014 are summarized as follows (in thousands):

	Year Ended December 31, 2015		Period from April 23, 2014 (inception) to December 31, 2014
Balance at beginning of period	$78,000		$—
Additions during year:
New mortgage loans	—		78,000

	—		78,000
Deductions during year:
Collection of principal	—		—
Foreclosure of mortgage loan	(50,000	)(3)	—
Conversion to fee simple ownership	(18,000	)(4)	—

	(68,000)		—

Balance at end of period	$10,000		$78,000

(3)	On February 3, 2015, the Company acquired Lakeway Regional Medical Center (“Lakeway Hospital”), through a negotiated, non-judicial foreclosure and payment of an additional $25.0 million in cash consideration, for a total investment of $75.0 million. The Company originally acquired a note receivable for $50.0 million on December 29, 2014, which had an outstanding principal balance of approximately $163.9 million and was secured by a first mortgage lien on Lakeway Hospital. The operator of the facility defaulted on debt service payments under the note in 2013, and the U.S. Department of Housing and Urban Development held an auction in December 2014 through which the Company acquired the mortgage note.
(4)	On October 1, 2015, the Company completed the acquisition of Vibra Rehabilitation of Amarillo for a purchase price of $19.4 million, pursuant to the exercise of its exclusive right to purchase the property contained in the Company’s $18.0 million mortgage note receivable. The $18.0 million in principal outstanding on the mortgage note receivable was applied to the purchase price.

March 10, 2016

INDEPENDENT AUDITOR’S REPORT

The Management

GruenePointe Holdings, LLC

We have audited the accompanying consolidated financial statements of GruenePointe Holdings, LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations and changes in members’ equity, and cash flows for the year ended December 31, 2015 and the period from April 21, 2014 (date of inception) through December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GruenePointe Holdings, LLC and Subsidiaries as of December 31, 2015 and 2014 and the results of its operations and cash flows for the year ended December 31, 2015 and period from April 21, 2014 (date of inception) through December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

/s/ McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLC

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31

ASSETS

	2015	2014
Current Assets
Cash	$1,686,402	$107,118
Patient Accounts Receivable, Net of Allowance for Doubtful Accounts of $345,000 in 2015 and $0 in 2014	16,899,224	—
Prepaids and Other Assets	2,539,391	—

	21,125,017	107,118

Property and Equipment
Departmental Equipment	55,790	—
Accumulated Depreciation	(2,535)	—

	53,255	—

Other Assets
Assets Limited as to Use	6,239,762	—
Pre-Construction Costs	4,882,919	841,852
Deposits	2,248,119	—
Intangible Assets, Net of Accumulated Amortization of $15,136 in 2015 and $0 in 2014	254,716	—

	13,625,516	841,852

Total Assets	$34,803,788	$948,970

See accompanying notes which are an integral part of these financial statements.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31

LIABILITIES AND MEMBERS’ EQUITY

	2015	2014
Current Liabilities
Note Payable	$3,450,000	$—
Receivables Financing	5,251,612	—
Accounts Payable	7,035,529	255,115
Related Party Payables	2,574,421	—
Accrued Payroll, Benefits and Taxes	1,406,367	—
Other Accrued Liabilities	475,387	—

	20,193,316	255,115

Other Long-Term Liabilities
Deferred Lease Liability	844,059	—
Deferred Gain on Sale/Leaseback	13,626,690	—

	14,470,749	—

Members’ Equity
Members’ Equity	149,574	693,855
Noncontrolling Interest in Subsidiary	(9,851)	—

	139,723	693,855

Total Liabilities and Members’ Equity	$34,803,788	$948,970

See accompanying notes which are an integral part of these financial statements.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND CHANGES IN MEMBERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 AND

FOR THE PERIOD APRIL 21, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

	2015	April 21, 2014 Through December 31, 2014
Operating Revenues
Net Patient Service Revenue, Net of Bad Debt Expense of $345,000 in 2015 and $0 in 2014	$34,193,678	$—
Other Operating Revenue	15,090	—

	34,208,768	—

Operating Expenses
Nursing Services	17,428,143	—
Recreational and Social	467,073	—
Dietary Services	1,946,750	—
Housekeeping Services	758,823	—
Laundry Services	256,750	—
Repairs and Maintenance	1,028,924	—
General and Administrative	3,615,723	1,145
Facility Lease	6,583,470	—
Property Taxes and Insurance	472,958	—
Depreciation	2,535	—
Interest	394,188	—
Management Fees	1,724,792	—

	34,680,129	1,145

Operating Loss	(471,361)	(1,145)

Other Income (Expenses)
Interest Income	7,087	—
Other Expenses	(396,858)	—

	(389,771)	—

Net Loss	(861,132)	(1,145)
Net Loss Attributable to Noncontrolling Interest	9,851	—

Net Loss Attributable to the Company	(851,281)	(1,145)
Members’ Equity, Beginning	693,855	695,000
Capital Contributions	1,002,000	—
Conversion of Equity to Debt	(695,000)	—

Members’ Equity, Ending	$149,574	$693,855

See accompanying notes which are an integral part of these financial statements.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015 AND

FOR THE PERIOD APRIL 21, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

	2015	April 21, 2014 Through December 31, 2014
Cash Flows from Operating Activities
Net Loss	$(861,132)	$(1,145)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities
Depreciation and Amortization	17,671	—
Deferred Rent	844,059	—
Allowance for Doubtful Accounts	345,000
Recognized Gain on Sale/Leaseback	(46,477)	—
Change In
Patient Accounts Receivable	(17,244,224)	—
Prepaids and Other Assets	(2,539,391)	—
Deposits	(2,248,119)	—
Accounts Payable	6,780,414	—
Accrued Payroll, Benefits and Taxes	1,406,367	—
Other Accrued Liabilities	475,387	—

	(13,070,445)	(1,145)

Cash Flows from Investing Activities
Pre-Construction Costs	(4,041,067)	(586,737)
Purchases of Departmental Equipment	(55,790)	—
Escrow Deposits, Net of Released Funds	(6,239,762)	—

	(10,336,619)	(586,737)

Cash Flows from Financing Activities
Receivables Financing	5,251,612	—
Loans from Related Parties	1,879,421	—
Proceeds from Note Payable	3,450,000	—
Proceeds from Sale/Leaseback	13,673,167	—
Capital Contributions	1,002,000	695,000
Deferred Financing Fees	(269,852)	—

	24,986,348	695,000

Net Increase in Cash	1,579,284	107,118
Cash, Beginning	107,118	—

Cash, Ending	$1,686,402	107,118

Supplemental Disclosure of Cash Flow Information
Cash Payments of Interest	$153,525	—

Supplemental Disclosure of Noncash Activities
Equity Converted to Debt	$695,000	$—

See accompanying notes which are an integral part of these financial statements.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Nature of Business and Summary of Significant Accounting Policies

Nature of Business

GruenePointe Holdings, LLC (a domestic limited liability company) was established on April 21, 2014 in Dallas, Texas as a holding company for the development, construction, acquisition and operation of healthcare facilities. The Company is comprised of the following consolidated subsidiaries, all of which are wholly-owned with the exception of Adora 9, LLC, which is 93 percent owned.

The Adora Entities

The Adora entities were established to develop, construct, and operate senior living communities, consisting of assisted living and skilled nursing facilities. The Company was actively developing two projects in Texas as of December 31, 2015.

• Adora Holdings, LLC	• Adora 9, LLC

• Adora Holdings Development, LLC	• Adora 9 Realty, LLC

• Adora 8, LLC	• Adora 9 Operations, LLC

• Adora Creekside Realty, LLC	• Adora 10, LLC

The Texas Ten Entities

The Texas Ten entities were established to conduct the purchase and sale and leaseback and to facilitate the continuing operations of ten skilled nursing facilities with a total of 1,145 licensed beds. The facilities are located throughout Texas.

• GruenePointe 1 Graham, LLC	• GruenePointe 1 Brownwood, LLC

• GruenePointe 1 El Paso, LLC	• GruenePoint 1 Longview, LLC

• GruenePointe 1 Kerens, LLC	• GruenePointe 1 Kemp, LLC

• GruenePointe 1 Casa Rio, LLC	• GruenePointe 1 Mt. Pleasant, LLC

• GruenePointe 1 River City, LLC	• GruenePointe 1 Kaufman, LLC

Other Entities

GruenePointe 1 St. Giles, LLC operates a skilled nursing facility in Texas with a total of 124 licensed beds.

GruenePointe Salvado, LLC was formed to maintain custody of reserve funds required by the Master Lease Agreement and the Guaranty Agreement executed in conjunction with the sale and leaseback of the Texas Ten skilled nursing facilities.

GruenePointe Acquisition 1, LLC was formed to pursue the acquisition of the Texas Ten skilled nursing facilities. It later assigned its rights in transaction agreements to GruenePointe Holdings, LLC.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Company’s majority owned and controlled subsidiaries. Variable Interest Entities (“VIEs”) in which the Company has a variable interest have been consolidated as controlled subsidiaries when the Company is identified as the primary beneficiary. All intercompany transactions and balances have been eliminated through consolidation. For subsidiaries that are not wholly owned by the Company, the portions not controlled by the Company are presented as non-controlling interests in the consolidated financial statements.

Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally three to ten years). Maintenance and repairs of property and equipment are charged to operations when incurred. Gains or losses on the disposal of property and equipment are recognized in operations in the year of disposition. Depreciation expense for the year ended December 31, 2015 was $2,535. There was no depreciation expense for the period from April 21, 2014 (date of inception) to December 31, 2014.

Leases

At the inception of each lease, the Company performs an evaluation to determine whether the lease should be classified as an operating lease or a capital lease. As of December 31, 2015, all of the Company’s leased facilities are accounted for as operating leases. For operating leases that contain scheduled lease increases, the Company records rent expense on a straight-line basis over the term of the lease. The accumulated difference between the straight-line expense recognition and the actual cash rent paid is reflected in Other Long-Term Liabilities on the consolidated balance sheets.

Deposits

Deposits consist of security deposits in the amount of two months’ rent required by the Texas Ten facility lease, one months’ rent required by the St. Giles lease, and various utility deposits.

Revenue Recognition and Patient Service Revenue

Revenues are derived from services rendered to patients for long-term care, including skilled and intermediate care, and rehabilitation services. Revenues are recorded when services are provided based upon established rates adjusted for amounts expected to be received under third-party contractual arrangements with governmental providers, Medicare and Medicaid. These revenues and receivables are stated at amounts estimated by management to be at their net realizable value.

For private pay in long-term care, the facilities bill in advance for the following month, with the remittance being due upon receipt of the statement and generally by the 10th day of the month the services are performed. Private pay revenues billed in advance are deferred and recognized as services are rendered.

Payments are received from the Medicare program under a prospective payment system (“PPS”). For skilled nursing services, Medicare pays a fixed fee per Medicare patient day, based on the acuity level of the patient.

Medicare program payments for long-term care services are based upon fixed per diem rates negotiated with a managed care organization contracted by the applicable state. The Medicaid program is jointly funded by the federal government and states. The federal government pays states for a specific percentage of program expenditures, called the Federal Medical Assistance Percentage (“FMAP”). FMAP varies by state based on criteria such as per capita income. FMAPs are adjusted for each state on a three-year cycle to account for fluctuations in the economy. The FMAP is published annually in the Federal Register.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties and exclusion from the Medicare and Medicaid programs. Management believes the facilities are in material compliance will all applicable laws and regulations.

The Medicare PPS methodology requires that patients be assigned to Resource Utilization Groups (“RUG”) based on the acuity level of the patient to determine the amount paid for patient services. The assignment of patients to the various RUG categories is subject to post-payment review by Medicare intermediaries. Management believes the Company has made adequate provision for any adjustments that may result from these reviews. Any differences between the net revenues and the final determination will be adjusted in future periods as adjustments become known.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash on deposit with financial institutions in excess of the $250,000 FDIC coverage limit. At December 31, 2015, the Company had bank deposits in excess of coverage of $7,575,006. The Company has not experienced any losses to date on deposited cash.

The Company grants credit without collateral to its residents, of whom most are insured under governmental programs or third-party contractual agreements. The collectability or reliability of the accounts receivable is dependent primarily upon the performance of the government unit, the third party, or the resident’s family. Management does not believe significant credit risks are associated with accounts receivable.

Allowance for Doubtful Accounts

Patient accounts receivable are presented on the balance sheets net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated bad debts based on historical data. Individual uncollectible accounts are written off against the allowance when collection appears doubtful and collection efforts have been exhausted.

Due to the lack of historical data, the Company has estimated an allowance for doubtful accounts of approximately one percent of net service revenues. As of December 31, 2015 and 2014, the estimated allowance was $345,000 and $0, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accounting standards allow the Company to evaluate qualitative events and circumstances to determine whether it is more likely than not the Company’s carrying value exceeds its fair value. Quantitative tests are performed if required. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company identified no such impairment losses during the year ended December 31, 2015 and for the period from April 21, 2014 (inception) to December 31, 2014.

Capitalization of Pre-Construction Costs

The Company capitalizes pre-construction costs until the project is placed in-service, at which time the asset is depreciated over its useful life.

Income Taxes

The members have elected to be taxed under sections of the federal and state income tax laws, which provide that, in lieu of income taxes, the members separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. Therefore, these statements do not include any provision for income taxes. The 2015 return has not yet been filed. The 2014 return has been filed and is subject to examination by the Internal Revenue Service for three years from filing.

New Accounting Pronouncements

In April 2015, the FASB issued ASU 2015-03, Imputation of Interest (Sub-Topic 835.30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued ASU 2015-15 clarifying the application of this guidance to line of credit arrangements. The amendments in the ASUs are effective retrospectively for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted for financial statements not previously issued. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis. This update is in response to stakeholders that have expressed concerns that current GAAP might require a reporting entity to consolidate another legal entity in situations in which the reporting entity’s contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. Thus, the update modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities. It eliminates the presumption that a general partner should consolidate a limited partnership, for limited partnerships and similar legal entities that qualify as voting interest entities; a limited partner with a controlling financial interest should consolidate a limited partnership. A controlling financial interest may be achieved through holding a limited partner interest that provides substantive kick-out rights. Finally, it requires consideration of the effects of fee arrangements and related parties on the primary beneficiary determination. The amendments in this update are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. When adopted, the Company does not expect this standard to have a material impact on its consolidated financial statements.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers. This update is the result of a collaborative effort by the FASB and the International Accounting Standards Board to simplify revenue recognition guidance, remove inconsistencies in the application of revenue recognition, and to improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The FASB is amending the Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For a nonpublic entity, the amendments in this update, as deferred one year by ASU 2015-14, are effective for annual reporting periods beginning after December 15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 10, 2016, the date the financial statements were available to be issued.

(2)	Assets Limited as to Use

Assets limited as to use consist of designated working capital reserves and replacement reserves as required by the Master Lease Agreement and Guaranty Agreement, respectively, executed in conjunction with the sale and leaseback of the Texas Ten nursing facilities. The reserve funds are held in a liquid savings account owned by GruenePointe 1 Salvado, LLC, whose sole purpose is to maintain the required reserves.

The working capital reserve was established as a liquid working capital reserve fund for operation of the facilities and any withdrawal requires consent of the landlord. The reserve balance is $6,000,000. The required balance will decrease by $2,000,000 per year from 2016 to 2018 if the Company complies with certain financial covenants. The replacement reserve fund calls for an amount of $500 per bed to be used for capital improvements throughout the life of the lease. The total replacement reserve required is $572,500 and is being funded in equal monthly installments during the first year of the lease.

The balance in the reserve accounts as of December 31, 2015 and 2014 was $6,239,762 and $0, respectively.

(3)	Intangible Assets

Deferred financing fees are loan fees and attorney costs related to the receivables financing (see Note 5). These costs are being amortized using the straight-line method over 30 months, the initial term of the note, and are included in interest expense. The straight-line method yields results substantially similar to those that would be produced under the effective interest method.

Amortization expense related to these costs was $15,136 and $0 for the years ended December 31, 2015 and 2014, respectively.

Estimated future amortization expense is as follows:

2016	$109,164
2017	109,164
2018	36,388

$254,716

(4)	Pre-Construction Costs

The Company is currently developing skilled nursing and assisted living facilities in Texas. These pre-construction amounts are classed into three specific projects: Adora 8 (Creekside), Adora 9 (Midtown), and Adora 10 (Hurst). Funding sources for these projects are based on the approximate ratio of 6 percent equity financing, 69 percent conventional debt financing, and 25 percent mezzanine debt financing. Below is a breakdown of the accumulated construction costs and projected project total cost as of December 31:

	Adora 8 (Creekside)	Adora 9 (Midtown)	Adora 10 (Hurst)	Total Cost
2015
Architecture Fees	$597,281	$695,398	$—	$1,292,679
Developer Fees	132,901	302,808	—	435,709
Due Diligence	93,770	92,795	—	186,565
Land Acquisition	808,423	1,931,529	—	2,739,952
Land Use/Planning	8,982	4,199	—	13,181
Legal Fees	28,731	50,623	—	79,354
Other	2,032	68,628		70,660
Permits	30,731	34,088	—	64,819

	$1,702,851	$3,180,068	$—	$4,882,919

2014
Architecture Fees	$93,648	$271,002	$49,603	$414,253
Developer Fees	61,900	92,600	49,500	204,000
Due Diligence	42,233	39,008	39,008	120,249
Land Acquisition	15,000	70,000	—	85,000
Land Use/Planning	6,131	—	—	6,131
Legal Fees	4,100	2,744	3,060	9,904
Permits	—	2,315	—	2,315

	$223,012	$477,669	$141,171	$841,852

Projected Project Cost	$22,273,134	$23,572,576	$19,666,754	$65,512,464

During the year ended December 31, 2015, the Company abandoned the Adora 10 (Hurst) project. The Company had incurred $396,858 in land acquisition and development charges, which was expensed when management deemed the project not viable. This amount is recorded in the statements of operations under Other Expenses for the year ended December 31, 2015.

Subsequent Event

The Company began construction on the Adora 9 (Midtown) project in Dallas County, Texas in February 2016. Construction is expected to be complete in April 2017. The Company expects to begin construction on the Adora 8 (Creekside) project during 2016.

(5)	Receivables Financing

The Company has entered into a financing agreement with a third-party lender. The lender has agreed to provide financing on a percentage of eligible accounts receivable with a maximum aggregate borrowing of $17,000,000.

In accordance with the financing arrangement, the lender advances funds to the Company based upon receivable balances and reduces accumulated advances upon collection of the account. Interest is computed monthly based on a 5.25 percent annual rate. Also, a collateral fee of 1.2 percent is assessed based upon the month’s average balance outstanding, as well as an unused commitment fee of 0.5 percent. The debt is partially secured by the personal guarantees of certain members of the Company.

The outstanding balance as of December 31, 2015 and 2014 was $5,251,612 and $0, respectively.

(6)	Note Payable

The Company entered into a loan and security agreement with an unrelated third party in 2015. Interest accrues at 8 percent on the outstanding balance, with the first payment due February 2016. All outstanding principal and interest is due August 2016. As of December 31, 2015 and 2014, the outstanding balance was $3,450,000 and $0, respectively. The loan is guaranteed by the assets of the Company and its members.

(7)	Related Party Accounts

The members have loaned funds to the Company during the course of operations. Some of these funds were originally classified as equity investments, but were reclassified to debt during 2015. These funds accrue interest at 12 percent, in accordance with the operating agreement. The Company intends to pay principal and accrued interest when funds become available. The total amounts due to members were $945,000 and $0 for the years ended December 31, 2015 and 2014, respectively.

The Company is related through common ownership to the management company of its subsidiaries, OnPointe Management, LLC. Various transactions are entered into in the normal course of business between the common entities. Intercompany payables of $595,520 and $0 have resulted from these transactions as of December 31, 2015 and 2014, respectively, and are carried on the consolidated balance sheets at their original value. These payables are expected to be paid as cash becomes available in the common entities.

Unpaid management fees totaled $1,033,901 and $0 as of December 31, 2015 and 2014, respectively.

(8)	Major Customers

The facility’s patient service revenues are derived primarily from federal (Medicare) and state (Medicaid) programs. Below is a summary of the composition of revenues and accounts receivable as of December 31, 2015:

	Revenue	Accounts Receivable
Medicaid	48.44%	47.31%
Medicare	28.48%	28.98%
Managed Care	8.35%	16.26%
Other	14.73%	7.45%

	100.00%	100.00%

(9)	Management Agreements

The Company’s wholly-owned consolidated skilled nursing home subsidiaries are managed by OnPointe Management, LLC, a company related through common ownership. Management fees are accrued on five percent of net revenues of the nursing homes’ operations; however, the Company only pays three percent until certain operational metrics are achieved in accordance with the Master Lease Agreement. For the years ended December 31, 2015 and 2014 management fees were $1,724,792 and $0, respectively.

(10)	Lease Commitments

The Company entered into a purchase and sale agreement and a Master Lease Agreement on July 29, 2015, whereby the Company bought, sold, and leased back ten skilled nursing facilities (Texas Ten). The initial term of the lease is fifteen years, with two additional renewal periods of five years each.

The Master Lease Agreement includes a provision for the payment of additional rents from the facilities owned by GruenePointe 1 Brownwood, GruenePointe 1 Graham, GruenePointe 1 Kerens, and GruenePointe 1 River City. The contingent rent totals 20 percent of year-to-year growth in net patient service revenue, if any, until the facility achieves certain yield benchmarks. Potential additional rent payments begin in the second lease year and continue throughout the lease term and are subject to a maximum limit.

The Company entered in a lease agreement with St. Giles Realty Holdings, LLC to lease the GruenePointe 1 St. Giles, LLC nursing facility. The lease has an initial term of ten years, with two additional renewal periods of five years each.

Combined future lease commitments are as follows:

Year	Amount
2016	$13,928,108
2017	14,206,671
2018	14,490,804
2019	14,780,620
2020	15,076,232
Thereafter	151,196,697

$223,679,132

The Texas Ten purchase and sale agreement resulted in a $13,673,167 gain which will be recognized over the initial lease term of fifteen years. A portion of the gain ($12,000,000) is contingent upon the Company achieving certain financial benchmarks during the first four years of the lease. The recognized gain for the year ended December 31, 2015 was $46,477 and is a reduction of lease expense.

The components of lease expense as of December 31, 2015 are as follows:

Cash Payments of Lease	$5,785,888
Deferred Lease Liability	844,059
Recognized Gain on Sale/Leaseback	(46,477)

$6,583,470

(11)	Contingencies

The Company, certain members, and OnPointe Management, LLC, a related party, are jointly and severally liable for repayment of the contingent purchase price of $12,000,000 under the purchase and sale agreement and obligations under the Master Lease Agreement above. The contingency will reduce in amount by $3 million each January 1, beginning January 2016 through 2019, if the Company achieves certain financial benchmarks. Certain members are jointly and severally liable up to an amount not to exceed $6,000,000 in the aggregate. OnPointe Management, LLC is jointly and severally liable up to any management fees paid to them in the previous 12 months.

(12)	Legal Actions and Claims

In October 2015, the Company filed suit against one of its former managers asserting breach of contract, breach of fiduciary duty, willful misconduct, and negligence related to unauthorized transfers of funds. The Company is seeking more than $1,250,000 in direct damages and $1,000,000 in lost profits.

Subsequent Event

In February 2016, the lawsuit was partially settled for $695,094 (the total of the unauthorized transfers). This amount is recorded in Prepaids and Other Assets as of December 31, 2015.

                     Shares

MEDEQUITIES REALTY TRUST, INC.

Common Stock

PROSPECTUS

Until                     , 2016 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                     , 2016

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the NYSE listing fee.

SEC registration fee		$17,430
NYSE listing fee	$	*
Printing and engraving fees	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous expenses	$	*
Total	$	*

*	To be completed by amendment.

Item 32.	Sales to Special Parties.

The information set forth in Item 33 is incorporated herein by reference.

Item 33.	Recent Sales of Unregistered Securities.

On May 5, 2014, we issued 1,000 shares of our common stock to John W. McRoberts, our Chairman and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation D thereunder. These shares were repurchased for $1,000 after the initial private placement.

On July 31, 2014, we sold an aggregate of 405,833 shares of our common stock, at a price per share of $15.00, for an aggregate offering price of approximately $6.1 million, to certain of our officers, directors and their family members in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

On July 31, 2014, we sold an aggregate of 10,351,040 shares of our common stock, at a price per share of $15.00, to certain institutional and individual investors, with FBR Capital Markets & Co., or FBR, acting as initial purchaser/placement agent and, on August 22, 2014, we sold an additional 188,521 shares of our common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments, in each case in reliance upon exemptions from registration provided by Rule 144A, Regulation S and Regulation D under the Securities Act, which we collectively refer to as the initial private placement. The aggregate offering price of the initial private placement was $157.8 million, and the net proceeds from the initial private placement was approximately $145.6 million after deducting initial purchaser’s discount and placement fees of approximately $9.2 million and other offering expenses. In the initial private placement, some of the shares were reoffered by FBR to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, or to certain persons outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act. The remaining shares were offered pursuant to a private placement to “accredited investors,” as defined in Rule 501 under the Securities Act, with FBR acting as the placement agent.

On July 31, 2014, August 1, 2014, May 18, 2015, July 1, 2015, July 31, 2015 and August 13, 2015, we issued an aggregate of 119,681, 2,934, 4,800, 2,667, 125,332 and 6,060, respectively, restricted shares of our common stock to our executive officers, non-employee directors and certain other employees and an aggregate of 154,526, 4,401, 7,200, 4,000 and 187,998, respectively, restricted stock units to our executive officers and certain other employees, in each case under the 2014 Equity Incentive Plan and in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 701 thereunder.

On August 27, 2014, November 10, 2014, January 1, 2015, August 13, 2015 and January 1, 2016, we issued an aggregate of 2,775, 4,165, 16,665, 2,272 and 16,665, respectively, restricted shares of our common stock to our non-employee directors as part of their annual fee, in each case under the 2014 Equity Incentive Plan and in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 701 thereunder.

On January 28, 2015, we sold 125 shares of our 12.5% Series A Redeemable Cumulative Preferred Stock, for an aggregate offering price of $125,000, to “accredited investors,” as defined under Rule 501 under the Securities Act, with Iroquois Capital Advisors, LLC acting as the placement agent, in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. The aggregate placement fee was $12,500.

On March 11, 2015 and April 1, 2015, we sold an aggregate of 125,000 shares of our 7.875% Series B Redeemable Cumulative Preferred Stock to Carter/Validus Operating Partnership, L.P., for an aggregate offering price of $125.0 million in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.	Indemnification of Trustees and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

We have entered into indemnification agreements with each of our executive officers and directors whereby we have agreed to indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director. In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of MedEquities Realty Operating Partnership, LP, the partnership whose sole general partner is our wholly owned subsidiary.

Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)	Exhibits. The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Nashville, state of Tennessee on the day of April 8, 2016.

MEDEQUITIES REALTY TRUST, INC.

By:	/s/ John W. McRoberts
John W. McRoberts Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ John W. McRoberts John W. McRoberts	Chairman and Chief Executive Officer (principal executive officer)	April 8, 2016

/s/ William C. Harlan William C. Harlan	President, Chief Operating Officer and Director	April 8, 2016

/s/ Jeffery C. Walraven Jeffery C. Walraven	Executive Vice President and Chief Financial Officer (principal financial officer)	April 8, 2016

/s/ David L. Travis David L. Travis	Senior Vice President and Chief Accounting Officer (principal accounting officer)	April 8, 2016

* Randall L. Churchey	Director	April 8, 2016

* John N. Foy	Director	April 8, 2016

* Steven I. Geringer	Director	April 8, 2016

* Stephen L. Guillard	Director	April 8, 2016

* Elliott Mandelbaum	Director	April 8, 2016

* Stuart C. McWhorter	Director	April 8, 2016

* James B. Pieri	Director	April 8, 2016

*By:	/s/ William C. Harlan
William C. Harlan Attorney-in-Fact

Exhibit Index

Exhibit Number	Exhibit Document

3.1*	Articles of Amendment and Restatement.

3.2*	Articles Supplementary, designating MedEquities Realty Trust, Inc.’s 12.5% Series A Redeemable Cumulative Preferred Stock.

3.3*	Articles Supplementary, designating MedEquities Realty Trust, Inc.’s 7.875% Series B Redeemable Cumulative Preferred Stock.

3.4*	Amended and Restated Bylaws.

5.1*	Opinion of Morrison & Foerster LLP.

8.1*	Opinion of Morrison & Foerster LLP.

10.1*	First Amended and Restated Agreement of Limited Partnership of MedEquities Realty Operating Partnership, LP, dated July 31, 2014.

10.2*	Amendment No. 1, dated January 28, 2015, to the First Amended and Restated Agreement of Limited Partnership of MedEquities Realty Operating Partnership, LP.

10.3*	Amendment No. 2, dated March 10, 2015, to the First Amended and Restated Agreement of Limited Partnership of MedEquities Realty Operating Partnership, LP.

10.4†*	MedEquities Realty Trust, Inc. Amended and Restated 2014 Equity Incentive Plan.

10.5†*	Form of Restricted Stock Unit Award Agreement.

10.6†*	Form of Restricted Stock Award Agreement for Officers.

10.7†*	Form of Restricted Stock Award Agreement for Directors.

10.8†*	Amended and Restated Employment Agreement, dated as of August 13, 2015, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and John W. McRoberts.

10.9†*	Amended and Restated Employment Agreement, dated as of August 13, 2015, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and William C. Harlan.

10.10†*	Amended and Restated Employment Agreement, dated as of August 13, 2015, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and Jeffery C. Walraven.

10.11*	Registration Rights Agreement, dated July 31, 2014, by and among MedEquities Realty Trust, Inc. and FBR Capital Markets & Co.

10.12*	Stock Purchase Agreement, dated as of July 25, 2014, by and among MedEquities Realty Trust, Inc. and the Purchasers listed on the signature pages thereto.

10.13†*	Indemnification Agreement by and between MedEquities Realty Trust, Inc. and each of its directors and officers listed on Schedule A thereto.

10.14*	Purchase and Sale Agreement, dated as of June 1, 2014, by and between Kentfield THCI Holding Company, LLC and MedEquities Realty Trust, Inc.

10.15*	First Amendment, dated as of July 28, 2014, to the Purchase and Sale Agreement, by and between Kentfield THCI Holding Company, LLC and MedEquities Realty Trust, Inc.

10.16*	Facility Lease Agreement, dated as of July 1, 2014, by and between MRT of Kentfield CA – LTACH, LLC and 1125 Sir Francis Drake Boulevard Operating Company, LLC d/b/a Kentfield Rehabilitation and Specialty Hospital.

Exhibit Number	Exhibit Document

10.17*	Purchase and Sale Agreement, dated as of February 19, 2015, by and among La Mesa Real Estate, LLC, National City Real Estate II, LLC, National City Real Estate I, LLC, Upland Real Estate, LLC and MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC and MRT of Upland CA – SNF/ALF, LLC.

10.18*	First Amendment, dated March 16, 2015, to the Purchase and Sale Agreement, by and among La Mesa Real Estate, LLC, National City Real Estate II, LLC, National City Real Estate I, LLC, Upland Real Estate, LLC and MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC and MRT of Upland CA – SNF/ALF, LLC.

10.19*	Master Lease, dated as of March 31, 2015, by and among MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC and MRT of Upland CA – SNF/ALF, LLC and GHC of La Mesa, LLC, GHC of National City II, LLC, GHC of National City I, LLC, GHC of Upland SNF, LLC and GHC of Upland RCFE, LLC.

10.20*	Guaranty of Master Lease, dated as of March 31, 2015 by Life Generations Healthcare LLC in favor of MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC and MRT of Upland CA – SNF/ALF, LLC.

10.21*	Master Lease Agreement, dated as of February 3, 2015, by and between Lakeway Realty, L.L.C. and Lakeway Regional Medical Center, LLC.

10.22*	Guaranty Agreement, dated as of March 20, 2015 by LRMC Hospital Management Company, LLC in favor of Lakeway Realty, L.L.C.

10.23*	Amended and Restated Operating Agreement of Lakeway Realty, L.L.C., dated as of March 20, 2015.

10.24*	First Amended and Restated Credit Agreement, dated as of July 30, 2015, by and among MedEquities Realty Operating Partnership, LP, as borrower, KeyBank National Association, as lender and administrative agent, and the other lenders and agents party thereto.

10.25*	BlueMountain Rights Agreement, dated as of July 25, 2014, by and between MedEquities Realty Trust, Inc. and BlueMountain Capital Management, LLC.

10.26*	Form of Stock Purchase Agreement, by and between MedEquities Realty Trust, Inc. and BlueMountain Capital Management, LLC.

10.27*	Securities Purchase Agreement, dated as of March 11, 2015, by and between MedEquities Realty Trust, Inc. and Carter/Validus Operating Partnership, L.P.

10.28*	Purchase and Sale Agreement, dated as of July 29, 2015, by and among GruenePointe Acquisition I, LLC, MRT of San Antonio TX – SNF I, LLC, MRT of San Antonio TX – SNF II, LLC, MRT of Graham TX – SNF, LLC, MRT of Kemp TX – SNF, LLC, MRT of Kerens TX – SNF, LLC, MRT of Brownwood TX – SNF, LLC, MRT of El Paso TX – SNF, LLC, MRT of Kaufman TX – SNF, LLC, MRT of Longview TX – SNF, LLC and MRT of Mt. Pleasant TX – SNF, LLC.

10.29*

Master Lease, dated July 30, 2015, by and between MRT of San Antonio TX – SNF I, LLC, MRT of San Antonio TX – SNF II, LLC, MRT of Graham TX – SNF, LLC, MRT of Kemp TX – SNF, LLC, MRT of Kerens TX – SNF, LLC, MRT of Brownwood TX – SNF, LLC, MRT of El Paso TX – SNF, LLC, MRT of Kaufman TX – SNF, LLC, MRT of Longview TX – SNF, LLC, MRT of Mt. Pleasant TX – SNF, LLC and GruenePoint 1 Graham, LLC, GruenePointe 1 El Paso, LLC, GruenePointe 1 Kerens, LLC, GruenePointe 1 Casa Rio, LLC, GruenePointe 1 River City, LLC, GruenePointe 1 Brownwood, LLC, GruenePointe 1 Longview, LLC, GruenePointe 1 Kemp, LLC, GruenePointe 1 Mt. Pleasant, LLC and GruenePointe 1 Kaufman, LLC.

21.1*	List of subsidiaries.

23.1	Consent of KPMG.

23.2	Consent of McNair, McLemore, Middlebrooks & Co., LLC

23.3*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.4*	Consent of Morrison & Foerster LLP (included in Exhibit 8.1).

24.1**	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
**	Previously filed.
†	Indicates management contract or compensatory plan.